

As filed with the Securities and Exchange Commission on March 2, 2012

File No. 024-10316

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

LYONS BANCORP, INC.
(Exact name of issuer as specified in its charter)

New York

(State or other jurisdiction of incorporation or organization)

35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of the issuer's principal executive offices)

Robert A. Schick
President
35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of agent for service)

6712	**31-1210180**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

With Copies to:

Gregory W. Gribben, Esq.
Woods Oviatt Gilman LLP
700 Crossroads Building
2 State Street
Rochester, New York 14614
Phone: (585) 987-2800
Facsimile: (585) 454-3968

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) The following lists the names and business and residential addresses of the directors of the issuer:

Name	Business Address	Residential Address
David J. Breen, Jr.	Herremas Food Market, Inc. 125 Pattonwood Drive Rochester, New York 14617	2038 Daansen Road Palmyra, New York 14522
Clair J. Britt, Jr.	The Lyons National Bank 35 William Street Lyons, New York 14489	8632 Helch Road Lyons, New York 14489
Joseph Fragnoli	Super Casuals 52 Seneca Street Geneva, New York 14489	4229 Shady Beach Seneca Falls, New York 13148
Andrew F. Fredericksen	1160J Pittsford-Victor Road Pittsford, New York 14534	6751 Springdale Court Victor, New York 14564
Dale H. Hemminger	PO Box 168 Seneca Castle, New York 14547	4490 Seneca View Geneva, New York 14456
James A. Homburger	James A. Homburger 305 East Avenue Newark, New York 14513	6360 Ann Lee Drive North Rose, New York 14516
Thomas L. Kime	The Lyons National Bank 35 William Street Lyons, New York 14489	3784 Kime Beach Road Geneva, New York 14456
Bradley Person	Nuttall Golf Cars, Inc. 5543 Route 14 Sodus, New York 14451	679 Hightower Way Webster, New York 14580
James E. Santelli	None	2096 Warncke Road Lyons, New York 14489
Robert A. Schick	The Lyons National Bank 35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
John J. Werner, Jr.	None	9469 Bridger Lane North Rose, New York 14516

(b) The following lists the names and business and residential addresses of the executive officers of the issuer:

Name	Business Address	Residential Address
Robert A. Schick, President and CEO	35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
Diana R. Johnson, Treasurer	35 William Street Lyons, New York 14489	2052 Kenyon Road Ontario, New York 14519

(c) The issuer has no general partners.

(d) The following lists the names and business and residential addresses of the record owners of 5% or more of the issuer's common stock, its only outstanding class of securities.

Name	Business Address	Residential Address
Philip L. & Mary C. Paliotti	None	40 Dickerson Street Lyons, New York 14489
John J. & Mary T. Werner, Jr.	None	9469 Bridger Lane North Rose, New York 14516

(e) The following lists the names and business and residential addresses of the beneficial owners of 5% or more of the issuer's common stock, its only outstanding class of securities:

Name	Business Address	Residential Address
Philip L. & Mary C. Paliotti	None	40 Dickerson Street Lyons, New York 14489
William S. Gavitt, Jr.	None	2040 Falkey Road Phelps, NY 14532
John J. & Mary T. Werner, Jr.	None	9469 Bridger Lane North Rose, New York 14516

(f) There are no promoters of the issuer in connection with this offering.

(g) The table in (a) identifies each person who may be deemed to be an affiliate of issuer.

Name of Affiliate	Address
The Lyons National Bank	35 William Street Lyons, New York 14489
Lyons Realty Associates Corp.	35 William Street Lyons, New York 14489
Lyons Capital Statutory Trust I	35 William Street Lyons, New York 14489
Lyons Capital Statutory Trust II	35 William Street Lyons, New York 14489
Lyons Statutory Trust III	35 William Street Lyons, New York 14489

See officers, directors and record and beneficial owners listed in items (a) through (e) above.

(h) Woods Oviatt Gilman LLP, 700 Crossroads Building, Rochester, New York 14614 serves as counsel to the issuer with respect to the proposed offering.

(i) Northeast Capital & Advisory, Inc., 7 Airport Park Blvd., Latham, New York, 12110 serves as underwriter to the issuer with respect to the proposed offering.

(j) The following lists the name and residential address of the sole director of the underwriter:

Name of Director	Address
Arthur L. Loomis, II	111 Partridge Run Niskayuna, New York 12309

(k) The following lists the name and residential address of the sole officer of the underwriter:

Name of Officer	Address
Arthur L. Loomis, II (President)	111 Partridge Run Niskayuna, New York 12309

(l) The underwriter does not have any general partners.

(m) The underwriter has not retained special counsel with respect to the proposed offering.

ITEM 2. Application of Rule 262

No persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Northeast Capital & Advisory, Inc. will assist the issuer with this offering in Connecticut, Massachusetts, Nebraska, New York, Pennsylvania and Vermont.

(b) The issuer, by means of this offering circular, is making this offering in the States Alabama, Alaska, Colorado, Connecticut, Florida, Georgia, Hawaii, Iowa, Illinois, Indiana, Massachusetts, Maryland, Nebraska, Nevada, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Utah, Vermont, Virginia, and Washington, directly through its executive officers and directors, or with the assistance of the underwriter as provided above in Item 4.(a). No director, officer or other employee of the issuer will receive remuneration in connection with the sale of the securities in this offering, except such persons may be reimbursed their reasonable out-of-pocket expenses.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Since March 2, 2011, Lyons Bancorp., Inc., has issued its common stock to the following persons in the following amounts and aggregate offering prices:

Table 1:

Name and Identity	No. of Shares	Aggregate Offering Price
Robert A. Schick President, CEO and Director Lyons Bancorp, Inc. The Lyons National Bank	2,550	$81,336
Clair J. Britt, Jr. Executive Vice President and Senior Commercial Lending Officer The Lyons National Bank Director, Lyons Bancorp, Inc.	425	$13,581

{1481094: }

Name and Identity	No. of Shares	Aggregate Offering Price
Diana R. Johnson Executive Vice President and Chief Financial Officer The Lyons National Bank Treasurer, Lyons Bancorp	516	$16,450
Thomas L. Kime Executive Vice President and Chief Operating Officer The Lyons National Bank Director, Lyons Bancorp, Inc.	598	$19,080
Stephen V. DeRaddo Executive Vice President and Senior Retail Lending Officer The Lyons National Bank	379	$12,097
Phillip M. McCann Executive Vice President and Chief Credit Officer The Lyons National Bank	153	$4,934

Table 2:

Name and Identity	No. of Shares	Aggregate Offering Price
Margot Baldwin IRA Existing customer of The Lyons National Bank	225	$6,300
Mary Howell-Martens IRA Existing customer of The Lyons National Bank	517	$14,490
Klaas Martens IRA Existing customer of The Lyons National Bank	492	$13,776
James J. Pacello III Existing customer of The Lyons National Bank	150	$4,500

Name and Identity	No. of Shares	Aggregate Offering Price
Deborah L. Person Joshua B. Person UGM Existing customer of The Lyons National Bank	15	$460
Frank G. Steigerwald Marjorie A. Steigerwald Existing customer of The Lyons National Bank	375	$10,500

(b) None.

(c) The sales of securities provided in Table 1 above were in reliance on the exemption from the registration requirements of the Securities Act provided in Rule 701, as promulgated under the Securities Act. This exemption was relied upon based on the following facts: (i) the issuer is not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act and is not an investment company registered or required to be registered under the Investment Company Act, (ii) each of the sales listed in Table 1 above was completed under a deferred compensation agreement that qualifies as a written compensatory contract pursuant to Section 5(c)(2) of Rule 701, (iv) the aggregate amount of securities issued in reliance on Rule 701 during any relevant twelve (12) month period before or after such sales does not exceed $1,000,000, 15% of the total assets of the issuer as of the issuer's most recent balance sheet date, or 15% of the outstanding amount of the class of common stock being sold as of the issuer's most recent balance sheet date, and (v) the issuer delivered to each of the individuals a copy of their respective deferred compensation agreement.

The sales of securities provided in Table 2 above were made in reliance on the exemption from the registration requirements of the Securities Act provided in Section 4(5) of the Securities Act. This exemption was relied upon based on the following facts: (i) each of the individuals provided in Table 2 above is an accredited investor as defined in Rule 501 of Regulation D as promulgated under the Securities Act, (ii) the aggregate offering price of the securities issued in Table 2 above was less than the $5,000,000 limit provided in Section 3(b) of the Securities Act, (iii) each of the individuals listed in Table 2 are existing shareholders of the issuer, and (iv) each of individuals listed in Table 2 above approached the issuer of their own accord seeking the opportunity to invest in the issuer, and no advertising or public solicitation by the issuer or anyone acting on the issuer's behalf occurred in connection with these issuances. Also, Deborah Person and Joshua Person are the wife and son of director Bradley Person.

ITEM 6. Other Present or Proposed Offerings

The issuer may also award shares to the executive officers of The Lyons National Bank, Robert A. Schick, Clair J. Britt, Jr., Thomas L. Kime, Diana R. Johnson, Stephen V. DeRaddo and Phillip M. McCann pursuant to deferred compensation arrangements under employment agreements with these persons. Under Mr. Schick's employment agreement, he is eligible to receive deferred compensation in the amount of $50,000 in 2012. Messrs. Britt and DeRaddo are each entitled to receive deferred compensation in 2012 in the amount of $10,000. Mr. Kime and Ms. Johnson are each entitled to receive deferred compensation in 2012 in the amount of $15,000. Mr. McCann is entitled to receive deferred compensation in 2012 in the amount of $5,000. The amounts for each executive may be increased annually as determined by the Board of Directors. The amount of stock that may be purchased under each of the agreements is based on the average reported sale prices in the issuer's stock in the market on which it trades during the prior quarter. The stock is restricted and will be paid to the executive until the earlier of the executive's death, termination of employment, retirement, or a change of control as defined in the employment agreements.

ITEM 7. Marketing Arrangements

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered or for withholding commissions.

(b) Northeast Capital & Advisory, Inc. is the only underwriter that will assist the issuer in connection with this offering. The underwriter does not intend to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents, subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

None.

PART II

OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

LYONS BANCORP, INC.


LNB
LYONS BANCORP INC.

35 William Street, Lyons, New York 14489
(315) 946-4871

We are distributing to our shareholders, free of charge, non-transferable subscription rights to purchase up to 178,571 to 208,333 shares of our common stock. You will receive one right for each share of common stock that you hold of record as of 5:00 p.m., Lyons, New York time, on [_______ __,] 2012. Each right will entitle you to purchase one-seventh of a share of our common stock at a price of $24.00 to $28.00 per whole share. If you exercise your subscription rights for all of the shares that you hold of record, then you may also subscribe to purchase additional shares, subject to the conditions and limitations described later in this offering circular, at the same price of $24.00 to $28.00 per share.

We also plan to offer any unsold shares in the rights offering to new investors in a supplemental offering. The shares will be offered in the supplemental offering on a best efforts basis with Northeast Capital & Advisory, Inc. as underwriter. We will not require the underwriter to sell any minimum number or dollar amount of shares. Neither the rights offering nor the supplemental offering is contingent upon the occurrence of any event or the sale of a minimum or maximum number of shares. The funds we receive from subscribers will be held in escrow by Tioga State Bank until we complete or cancel the rights offering.

Your subscription rights may be exercised at any time during the period starting on [_____ __,] 2012 and ending at 5:00 p.m., Lyons, New York time, on [_____ __,] 2012, unless we extend the rights offering period, in our sole discretion. At the expiration of the rights offering, and after taking into consideration all over-subscription requests, we may sell shares of our common stock to the public at $24.00 to $28.00 per share in the supplemental offering. Under no circumstances will we issue more than 178,571 to 208,333 shares in the combined rights and supplemental offerings. The supplemental offering will end on [_____ __,] 2012, subject to extension in our sole discretion. We may cancel the rights offering or the supplemental offering, or both, at any time and for any reason.

There is no trading market for our common stock. Our stock is quoted on the OTC Bulletin Board under the symbol "LYBC." The most recent sale occurred on March 1, 2012, at a price of $30.00 per share.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to the Public	Discount and Commissions[1]	Proceeds to the Company[2]
Per Share			
Maximum Total			

(1) Payable to Northeast Capital & Advisory, Inc., our underwriter, on sales in rights offering and the "community" portion of the supplemental offering only to persons residing in New York State. If our underwriter were to sell shares to persons in the "syndicated" portion of the supplemental offering, we would be required to pay a commission of 7% of such proceeds, subject to certain state law restrictions. The terms of our arrangement with our underwriter are described under "Plan of Distribution."

(2) Before deducting $200,000 in estimated offering expenses payable by us, including, among others, printing, mailing and marketing expenses as well as legal and accounting fees.

This investment involves risk. See "Risk Factors" beginning on page 20.

The date of this Preliminary Offering Circular is March 2, 2012

NORTH
Capital & Advisory, Inc.
EAST
a subsidiary of Loomis & Co., Inc.

NEITHER THE SUBSCRIPTION RIGHTS NOR THE SHARES OF COMMON STOCK OFFERED HEREUNDER ARE A DEPOSIT OR AN ACCOUNT OF OUR BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OUR COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY OUR COMMON STOCK EXCEPT TO OUR EXISTING STOCKHOLDERS AND RESIDENTS OF THE STATES OF CONNECTICUT, MASSACHUSETTS, NEBRASKA, NEW YORK, PENNSYLVANIA AND VERMONT TO WHOM THIS OFFERING CIRCULAR IS DELIVERED.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY US CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

TABLE OF CONTENTS

Page

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING 3
SUMMARY 11
- Lyons Bancorp, Inc. and its Subsidiaries 11
- The Offering 12
- Blue Sky Considerations 16
- How We Determined the Subscription Price 16

SELECTED FINANCIAL AND OTHER DATA 17
NOTE REGARDING FORWARD-LOOKING STATEMENTS 19
RISK FACTORS 20
USE OF PROCEEDS 33
THE RIGHTS OFFERING 34
THE SUPPLEMENTAL OFFERING 44
MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS 46
OUR POLICY REGARDING COMMON STOCK DIVIDENDS 47
DETERMINATION OF OFFERING PRICE AND DILUTION 48
CAPITALIZATION 49
PLAN OF DISTRIBUTION 50
- Rights Offering 50
- Supplemental Offering 50

OUR COMPANY 52
- General 52
- Lyons National Bank 52
- Other Subsidiaries 53
- Products and Services 54
- Business Strategy 54
- Business Support Strategies 56
- Banking Operations 58
- Legal Proceedings 74
- Competition 74
- Employees 75
- Properties 75

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 76
- Overview 76
- Results Of Operations For Years Ended December 31, 2011 and 2010 76
- Financial Condition as of December 31, 2011 and 2010 82
- Stockholders' Equity 83
- Quantitative and Qualitative Disclosures About Market Risk 84
- Liquidity 86
- Off-Balance-Sheet Obligations 88
- Capital 89

Critical Accounting Policies, Judgments and Estimates 89
SUPERVISION AND REGULATION 91
Bank Holding Company Regulation 91
Bank Regulation 92
FDIA/FIRA 93
Fiscal and Monetary Policies 93
Limits on Dividends and Other Payments 93
Capital Requirements 94
Community Reinvestment Act 95
Financial Institutions Reform, Recovery and Enforcement Act 96
Federal Deposit Insurance Corporation Improvement Act of 1991 97
Consumer Regulations 98
USA Patriot Act of 2001 98
International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 99
Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 99
Future Legislation and Regulatory Initiatives 100
UNITED STATES FEDERAL INCOME TAXATION 101
ERISA CONSIDERATIONS 104
MANAGEMENT 106
Directors 106
Our Executive Officers and Those of the Bank 107
Business Experience of Directors and Executive Officers 107
Director Compensation 109
Deferred Compensation Plan 109
Supplemental Retirement Benefits 110
Pension Plan 110
Postretirement Benefit Plan 110
401(k) Savings Plan 110
Certain Transactions with Directors and Officers 111
Security Ownership of Certain Beneficial Owners and Management 111
DESCRIPTION OF SECURITIES 116
General 116
Subscription Rights 116
Common Stock 116
TRANSFER AGENT AND REGISTRAR 117
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES 118
CERTAIN RESTRICTIONS ON ACQUISITION OF LYONS BANCORP, INC. 119
Certificate of Incorporation 119
Bylaws 120
EXPERTS 121
LEGAL OPINION 121
ADDITIONAL INFORMATION 121
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS 122

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

As used through this offering circular, the terms "we," "us," "our," "the Company" and "Lyons Bancorp, Inc." refers to Lyons Bancorp, Inc. and its subsidiaries. "Bank" refers to our wholly-owned subsidiary, The Lyons National Bank.

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information included elsewhere in this offering circular. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This offering circular contains a more detailed description of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, the common stock of the Bank, and our business.

What is being offered in the rights offering?

We are distributing, at no cost or charge to our shareholders of record and any beneficial owners residing in the State of New York, subscription rights to purchase shares of our common stock. These rights may be exercised only by the shareholders to whom they are distributed, and may not be sold, transferred or assigned to anyone else. Such holders of our common stock will receive one subscription right for each share of common stock held of record as of 5:00 p.m., Lyons, New York time on April 12, 2012, the record date of the rights offering. The subscription rights will be evidenced by Subscription Election Forms. Each subscription right will entitle you to purchase one-seventh (1/7) share of our common stock, at a subscription price equal to $24.00-$28.00 per whole share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

Fractional shares of our common stock resulting from the exercise of the basic subscription privilege or the over-subscription opportunity, each as described below, will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. As a result, we may not issue the full number of shares authorized for issuance in connection with the rights offering. Any excess subscription payments received by the escrow agent will be returned, without interest or penalty, as soon as practicable.

Why are we conducting the rights offering?

We are conducting the rights offering as a way of raising equity capital in a cost-effective manner that gives all of our shareholders an opportunity to participate. We cannot predict the number of shares that will be sold. We intend to add the proceeds from the sales to our general funds to be used for general corporate purposes. See section below entitled "Use of Proceeds".

How will the shares of common stock be offered?

The shares of common stock will be offered in the rights offering to our current shareholders of record and any beneficial owners residing in the State of New York. These shareholders have a right to buy shares pursuant to their basic subscription privilege, and the ability to subscribe for additional shares through an over-subscription opportunity in our discretion. The shares of common stock will also be offered for subscription in our discretion to our shareholders, including beneficial owners not residing in the State of New York, and to others in the supplemental offering. Subject to the availability of shares after we have satisfied all basic subscription rights that are properly exercised, we intend to give first preference in both the over-subscription opportunity in the rights offering and the supplemental offering to current shareholders, followed by bank customers and then to others with a preference given to citizens residing in the Bank's market area. Our marketing for this offering will be accomplished through a combination of telephone calls, mail and personal visits and meetings.

What is the basic subscription privilege?

For each right that you own, you will have a basic subscription privilege to buy from us one-seventh (1/7) of a share of our common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise any subscription rights.

For example, if you owned 1,000 shares of our common stock as of 5:00 p.m., Lyons, New York time on the record date, you would receive the same number of subscription rights and would have the right to purchase 142 shares of common stock (1/7 times 1,000 shares) for $24.00-$28.00 per share with your basic subscription privilege.

What is the over-subscription opportunity?

If you exercise your basic subscription privilege in full, you, together with other shareholders that exercise their basic subscription privilege in full, will be entitled to subscribe to purchase additional shares subject to certain conditions and limitations. The subscription price per share that applies to the over-subscription opportunity is the same subscription price per share that applies to the basic subscription privilege.

What are the limitations on the over-subscription opportunity?

We reserve the right to reject in whole or in part any over-subscription requests, regardless of the availability of shares to satisfy these requests. Subject to this right, we will honor over-subscription requests in full to the extent sufficient shares are available following the exercise of rights under the basic subscription privilege, taking into account our right to facilitate sales of shares to new investors in the supplemental offering that we are undertaking concurrently with the rights offering. If over-subscription requests exceed the shares that are available to satisfy the requests, then, subject to our right to reject in whole or in part any over-subscription request, we will allocate the available shares pro rata based on the number of shares each over-subscribing shareholder purchased under the basic subscription privilege. Any excess subscription payments will be returned, without interest or penalty.

What will happen if less than all of the subscription rights are exercised?

In the event shares of common stock remain available for sale after taking into account the exercise of basic subscription rights and such over-subscription requests as we choose to satisfy, we will offer those remaining shares to others at the $24.00 to $28.00 per share subscription price in the supplemental offering.

Am I required to exercise the rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to fully exercise your basic subscription privilege and other shareholders fully exercise their basic subscription privilege, the percentage of our common stock owned by these other shareholders will increase relative to your ownership percentage, and your voting and other rights will likewise be diluted. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to subscribe to purchase additional shares pursuant to the over-subscription opportunity and your ownership percentage in our common stock and related voting and other rights may be further diluted.

How soon must I act to exercise my subscription rights?

The subscription rights may be exercised at any time during the [_____] day subscription period, which commences on [______], 2012, through the expiration date for the rights offering, which is 5:00 p.m., Lyons, New York time, on [______], 2012. If you elect to exercise any subscription rights, the Bank must actually receive all required documents and payments from you at or prior to the expiration date. Although we have the option of extending the subscription period at our sole discretion, we do not currently intend to do so.

May I transfer my subscription rights?

No. You may not sell, transfer or assign your subscription rights to anyone else.

Are we requiring a minimum subscription to complete the rights offering?

No.

Are there any limitations on the number of subscription rights I may exercise in the rights offering?

You may only purchase the number of whole shares of common stock purchasable upon exercise of the number of basic subscription rights distributed to you in the rights offering, plus up to the number of shares that may be made available pursuant to the over-subscription opportunity. Accordingly, the number of shares of common stock you may purchase in the rights offering is limited by the number of shares of our common stock you held on the record date and by the extent to which other shareholders exercise their subscription rights, including any over-subscription requests, as well as by our determination as to the number of shares, if any, that we will offer to sell to new investors in the supplemental offering.

In addition, under applicable federal banking laws, any purchase of shares of our common stock may also require the prior clearance or approval of, or prior notice to, federal bank regulatory authorities if the purchase will result in any person or entity or group of persons or entities acting in concert owning or controlling shares in excess of 10.0% of our outstanding shares of common stock following the completion of the rights offering.

Can the rights offering be cancelled?

Yes. We may cancel the rights offering at any time prior to the expiration date for any reason.

How do I exercise my subscription rights?

If you wish to participate in the rights offering, you must properly complete the enclosed Subscription Election Form and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription request), to the Bank before 5:00 p.m., Lyons, New York time, on [______], 2012. If you use the mail, we recommend that you use insured, registered mail, return receipt requested.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your basic subscription right and, if applicable, any over-subscription request that we have accepted to the fullest extent possible based on the amount of the payment received, subject to the elimination of fractional shares. If the payment exceeds the subscription price for the full exercise of your basic subscription right and any applicable over-subscription request that we have accepted, or if you subscribe for more shares than you are eligible to purchase pursuant to the over-subscription opportunity, then the excess will be returned to you as soon as practicable. You will not receive interest on any payments refunded to you under the rights offering.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The escrow agent will hold all funds it receives in a segregated account until completion of the rights offering. If the rights offering is not completed, the escrow agent will return, without interest or penalty, as soon as practicable all subscription payments. If you own shares in "street name", it may take longer for you to receive payment because the escrow agent will return payments through the record holder of the shares.

What form of payment must I use to pay the subscription price?

You must timely pay the full subscription price for the full number of shares of common stock you wish to acquire under the basic subscription privilege and any over-subscription request by delivering to the Bank a certified or cashier's check, a bank draft drawn on a U.S. bank, a U.S. postal or express money order, or a personal check that clears before the expiration date of the rights offering. If you wish to use any other form of payment, then you must obtain the prior approval of the escrow agent and make arrangements in advance with the Bank and the escrow agent for the delivery of such payment.

What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominee?

If you hold your shares of our common stock in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares of our common stock that you own. The record holder must exercise the subscription rights on your behalf for the shares of our common stock you wish to purchase.

We will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering. In order to direct your record holder to exercise your subscription rights you should follow the procedures for exercising your subscription rights provided by your record holder. You should receive these instructions from your record holder with the other rights offering materials. If your record holder does not include such instructions with the other rights offering materials, you should follow up with your record holder directly to confirm the appropriate procedures.

If you wish to participate in the rights offering and purchase shares of our common stock, please contact the record holder of your shares promptly. Your bank, broker or other nominee holder is the holder of the shares you own and must exercise the subscription rights on your behalf for shares you wish to purchase.

Will the shares of common stock I acquire in the rights offering be subject to any shareholder agreement restricting my ability to sell or transfer my new shares of common stock?

No. You will not be subject to any shareholder agreement that restricts your ability to sell or transfer any new shares of common stock acquired by you in the rights offering. However, certain state laws may restrict the transferability of your shares, depending on your state of residence. Shareholders who are directors, officers and other employees of us and the Bank may be subject to certain trading restrictions with respect to shares that they own or control under internal corporate policies and procedures, but any of these restrictions are applicable independent of whether the shares are purchased in the rights offering.

After I exercise my subscription rights, can I change my mind?

No. All exercises of subscription rights are irrevocable by the shareholders, even if you later learn information about us that you consider unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase. However, we may cancel, extend or otherwise amend the rights offering at any time prior to the expiration date.

Does exercising my subscription rights involve risk?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of our common stock and should be considered as carefully as you would consider other equity investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors" in this offering circular.

Has our Board of Directors made a recommendation to our shareholders regarding the rights offering?

No. Our Board of Directors is making no recommendations regarding your exercise of subscription rights. You could risk investment loss on new money invested. We cannot assure you that the trading price for our common stock will be above the subscription price at the time of exercise or at the expiration of the rights offering period or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to decide whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section entitled "Risk Factors."

What fees or charges apply if I exercise my subscription rights?

We are not charging any fees or sales commissions to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through a broker or other record holder of your shares, you are responsible for paying any fees that person may charge. We have agreed to pay our underwriter, Northeast Capital & Advisory, Inc., a 2% commission on all sales in the rights offering to existing shareholders residing in the State of New York.

When will I receive my new shares of common stock?

As soon as practicable after the expiration of the rights offering period, we will arrange for the issuance of the shares of common stock purchased pursuant to the basic subscription privilege. Shares purchased pursuant to the over-subscription opportunity will be issued as soon as practicable after the expiration date of the rights offering and following the completion of any pro-rations as may be necessary in the event the over-subscription requests exceed the number of shares available to satisfy such requests.

Will the subscription rights be listed on a stock exchange or trading market?

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed on any other stock exchange or trading market or on the OTC Bulletin Board. Our common stock trades on the OTC Bulletin Board under the symbol "LYBC.OB".

What are the U.S. federal income tax consequences of exercising my subscription rights?

The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws. You should, however, seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability of any other tax laws. See the section below entitled "Certain Material U.S. Federal Income Tax Considerations".

How much money will Lyons Bancorp, Inc. receive from the rights offering?

The net proceeds to us will depend on the number of subscription rights that are exercised in the rights offering, including oversubscription requests, and whether any remaining shares are sold in the supplemental offering. If we issue all shares available for the exercise of basic subscription rights in the rights offering, the net proceeds to us, after deducting estimated offering expenses and underwriter commissions on the rights offering, will be approximately $4.7 million. We estimate that the expenses of the combined rights and supplemental offerings will be approximately $200,000. We intend to use the net proceeds to fund future asset growth and for general corporate purposes. See the section below entitled "Use of Proceeds".

If I am not a shareholder but wish to subscribe for shares of common stock in the supplemental offering, what do I do?

We will accept subscriptions for unsold shares of common stock during the pendency of the rights offering. Upon completion of the rights offering, subscriptions for the shares of common stock offered in the supplemental offering may be accepted by us in our sole discretion, subject to the availability of shares after we have satisfied all basic subscription rights that have been properly exercised and any over-subscription requests that we have accepted in the rights offering. We reserve the right to accept or reject in whole or in part any subscription we receive in the supplemental offering. All subscription proceeds we receive in the supplemental offering will be deposited in a segregated noninterest-bearing account maintained by the escrow agent until the time that we accept or reject those subscriptions. The supplemental offering will commence concurrently with the rights offering on [______], 2012 and will continue for approximately one week following the expiration date for the rights offering, or until 5:00 p.m., Lyons, New York time, on [______], 2012, subject to extension in our sole discretion. If we cancel the supplemental offering, subscription payments received will be returned, without interest or deduction, as soon as practicable.

Is the supplemental offering subject to any minimum or maximum subscription amount?

You must subscribe for at least 500 shares of common stock in the supplemental offering, except that employees of the Bank and its subsidiaries may purchase a minimum of 25 shares. We may choose to waive these minimum investment amounts in our sole discretion. There is no maximum amount of shares you can subscribe for as long as we have shares remaining available for sale after our rights offering is completed. You may not revoke or change your subscription after you have submitted your subscription agreement. We may choose to reject your subscription entirely or accept it for only a portion of the shares for which you subscribe.

In addition, under applicable federal and state banking laws, any purchase of shares of our common stock may also require the prior clearance or approval of, or prior notice to, federal and state bank regulatory authorities if the purchase will result in any person or entity or group of persons or entities acting in concert owning or controlling shares in excess of 10.0% of our outstanding shares of common stock following the completion of the supplemental.

How can I get further information about the rights offering?

The offering circular describes the rights offering in detail. If you would like further information, please call (315) 946-4871 or stop by our main office located at 35 William Street, Lyons, New York, 14489. Our main office will be open for those individuals wanting to ask questions or pick up additional materials in person between 9:00 AM and 5:00 PM, Monday through Friday until the closing of the offering.

SUMMARY

As used through this offering circular, the terms "we," "us," "our," "the Company" and "Lyons Bancorp, Inc." refers to Lyons Bancorp, Inc. and its subsidiaries. "Bank" refers to our wholly-owned subsidiary, The Lyons National Bank.

This summary highlights selected information from this offering circular and may not contain all the information that you should consider before investing in the securities we are offering. To understand the offered securities properly, you should read the entire document carefully, including the risk factors and our consolidated financial statements and the related notes.

Lyons Bancorp, Inc. and its Subsidiaries

Lyons Bancorp, Inc. is a bank holding company under the Federal Bank Holding Company Act of 1956. We were incorporated in 1987 under the laws of New York.

We own and operate The Lyons National Bank, which is our principal subsidiary. We also own all of the common beneficial interest of Lyons Capital Statutory Trust I, which is a Connecticut statutory trust which we formed in June 2003 in connection with the issuance of $1,000,000 of preferred trust capital securities, Lyons Capital Statutory Trust II, which is a Delaware statutory trust, which we formed in August 2004 in connection with the issuance of $5,000,000 of preferred trust capital securities, and Lyons Statutory Trust III, which is a Connecticut statutory trust which we formed in December 2009 in connection with the issuance $2,932,000 of convertible trust preferred securities.

The Lyons National Bank is a full service, nationally chartered, commercial bank serving Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York through eleven full-service banking offices located in Lyons (two offices), Wolcott, Newark, Macedon, Ontario, Jordan, Clyde, Geneva, Penn Yan, and Waterloo, New York, an ATM network and Internet and telephone banking services. The Bank owns all of the common stock of Lyons Realty Associates Corp., a real estate investment trust which holds a portfolio of real estate mortgages. The Bank also provides brokerage investment and insurance products and services to its customers through an arrangement with Linsco/Private Ledger.

We are a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the markets we serve and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Over the past several years, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2011, we had $555 million in total assets, $360 million in total loans, $461 million in total deposits and $36 million in stockholders' equity.

We effected a three-for-two stock split of our outstanding shares of common stock, par value $0.50 per share, effective at the close of business on February 29, 2012. Where a number of shares of common stock is listed in this offering circular for a date or period prior to the effective date of the stock split, that number of shares of common stock has been proportionately adjusted as if the three-for-two stock split had been in effect on that prior date or during that prior period.

Our principal executive office is located at 35 William Street, Lyons, New York 14489. Our telephone number is (315) 946-4871, and our web site is www.bankwithlnb.com. Information on our web site is not a part of this offering circular.

The Offering

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See the section of this offering circular below entitled "The Rights Offering" for a more detailed description of the terms and conditions of the rights offering.

Securities Offered

We are distributing at no cost or charge to you one subscription right for each share of common stock that you owned as of 5:00 p.m., Lyons, New York time, on the record date, April 12, 2012, either as a holder of record or, in the case of shares held of record by brokers, custodian banks or other nominees on behalf of residents of the State of New York, as beneficial owner of the shares. These rights may be exercised only by you, and cannot be sold, transferred or assigned to anyone else.

Fractional shares of our common stock resulting from the exercise of the basic subscription privilege or the over-subscription opportunity will be eliminated by rounding down to the nearest whole share. As a result, we may not issue the full number of shares authorized for issuance in connection with this rights offering.

Basic Subscription Privilege

For each right that you own, you will have a basic subscription privilege to buy from us one-seventh (1/7) of a share of our common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise your subscription rights.

Over-subscription opportunity

If you exercise your basic subscription privilege in full, you will also have an opportunity to subscribe to purchase any shares that our other subscription rights holders do not purchase under their basic subscription privilege. The subscription price for shares purchased pursuant to the over-subscription opportunity will be the same as the subscription price for the basic subscription privilege. We reserve the right to reject in whole or in part any or all over-subscription requests, and we may choose to issue some or all of the shares that we may issue beyond the number necessary to satisfy properly exercised basic subscription rights solely to new investors in the supplemental offering.

Subscription Price

The subscription price per share of common stock shall be equal to $24.00 to $28.00 per share. To be effective, any payment related to the exercise of a subscription right must clear prior to the expiration of the rights offering period.

Record Date

The record date will be April 12, 2012.

Expiration Date

The subscription rights will expire at 5:00 p.m., Lyons, New York time, on [____], 2012, unless the expiration date is extended. We reserve the right to extend the subscription rights period at our sole discretion.

Supplemental Offering

If shares of common stock remain available for sale after the closing of the rights offering, our officers and directors will offer and sell those remaining shares in a supplemental offering on a best efforts basis at the $24.00 to $28.00 per share subscription price. Initially, we anticipate that any shares offered in the supplemental offering will be offered with a preference given to natural persons residing in the seven counties in which we operate, namely Cayuga, Monroe, Onondaga, Ontario, Seneca, Wayne and Yates, in what we will refer to as the "community" portion of the supplemental offering. Subsequently, we anticipate that any shares remaining available in the supplemental offering will be offered by the underwriter outside of these areas in what we refer to as the "syndicated" portion of the supplemental offering.

In the supplemental offering, the minimum required purchase is 500 shares except that employees of the Bank and its subsidiaries may purchase a minimum of 25 shares and there is no minimum purchase required of a shareholder. The 25 share minimum required purchase for our employees is based on our desire to encourage stock ownership by the Bank's employees.

The syndicated portion of the supplemental offering would be managed by Northeast Capital & Advisory, Inc. We have the right to accept or reject, in our sole discretion, any orders received in the supplemental offering.

Procedure for Exercising Subscription Rights

The subscription rights may be exercised at any time during the subscription period, which commences on [____], 2012. To exercise your subscription rights, you must properly complete the enclosed Subscription Election Form and deliver it, along with the full subscription price (including any amounts in respect of an over-subscription request), to the Bank before 5:00 p.m., Lyons, New York time, on [____], 2012, unless the expiration date is extended.

If you use the mail, we recommend that you use insured, registered mail, return receipt requested. Subscription Election Form

Net Proceeds of Offering

The net proceeds to us will depend on the number of subscription rights that are exercised, including over-subscription requests, and the number of shares, if any, that are sold in the supplemental offering. If we issue all shares available for the exercise of basic subscription rights in the rights offering, the net proceeds to us, after deducting estimated offering expenses and underwriter commissions, will be approximately $4.7 million. We estimate that the expenses of the combined rights and supplemental offerings will be approximately $200,000. We intend to use the net proceeds to fund future asset growth and for general corporate purposes. See the section below entitled "Use of Proceeds".

Non-Transferability of Subscription Rights

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed for trading on any other stock exchange or trading market or on the OTC Bulletin Board.

No Revocation of Exercise by Shareholders

All exercises of subscription rights are irrevocable, even if you later learn information about us that you consider unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to the rights offering.

Conditions to the Rights Offering

The completion of the rights offering is subject to the conditions described in the section below entitled "The Rights Offering—Conditions and Cancellation".

Amendment; Cancellation

We may amend the terms of the rights offering or extend the rights offering period. We also reserve the right to cancel the rights offering at any time prior to the expiration date for any reason.

No Board Recommendation

Our Board of Directors is making no recommendations regarding your exercise of the subscription rights. You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section below entitled "Risk Factors".

Issuance of Common Stock

If you purchase shares of common stock through the rights offering, we will issue those shares to you as soon as practicable after the completion of the rights offering.

Trading of Common Stock

Our common stock trades on the OTC Bulletin Board under the symbol "LYBC.OB".

Certain Material U.S. Federal Income Tax Considerations

The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws. However, you should seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any other tax laws. See the section below entitled "Certain Material U.S. Federal Income Tax Considerations".

Subscription Agent

Our subscription agent is The Lyons National Bank.

Shares of Common Stock Outstanding Before the Rights Offering

As of March 1, 2012, 1,291,139 shares of our common stock were outstanding.

Shares of Common Stock Outstanding After Completion of the Rights Offering

We will issue up to 178,571 to 208,333 shares of common stock in the rights offering, depending on the number of subscription rights that are exercised. Assuming no convertible trust preferred securities are converted prior to the expiration of the rights offering period, and based on the number of shares of common stock outstanding as of March 1, 2012, if we issue all 178,571 to 208,333 shares of common stock available for the exercise of basic subscription rights in the rights offering, we would have 1,469,710 to 1,499,472 shares of common stock outstanding following the completion of the rights offering and supplemental offerings.

Blue Sky Considerations

We have complied with the issuer/dealer requirements under New York's blue sky securities laws. No restrictions to resale will apply under New York State blue sky securities laws to investors who are residents of New York or making resales in the State of New York.

In all States in which the offering is conducted we plan to comply with exemptions from registration or qualification under the blue sky securities laws. In all States except for New York, we plan to comply with exemptions from registration or qualification. In order to comply with these exemptions the shares of common stock acquired by investors who are residents of these states may not be offered for resale unless they have been registered or qualified for sale in that jurisdiction or an exemption is available therefrom and the requirements of any such exemption have been satisfied. We do not currently intend to register or qualify the resale of such securities in any jurisdiction. An exemption, however, is generally available in these jurisdictions for resale of securities restricted under applicable blue sky laws to registered broker/dealers and certain institutional buyers. The certificates representing such shares sold without registration or qualification will contain a legend to this effect.

How We Determined the Subscription Price

Our Board of Directors determined the terms of the rights offering, including the subscription price, in its sole discretion. In determining the subscription price, our Board of Directors considered a number of factors, including:

* the size and timing of the rights offering and the price at which our stockholders might be willing to participate in a rights offering offered on a pro rata basis to all stockholders with an over-subscription opportunity;

* historical and current trading prices for our common stock; and

* analysis of information related to other recent rights offerings and the range of discounts that the subscription prices represented to the then prevailing and historical trading prices for those offerings.

The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our Board or during the rights offering period. We cannot assure you that the trading price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares purchased in this offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated historical financial and other data for the years and at the dates indicated. The information at December 31, 2011 and 2010, and for the years then ended is derived in part from and should be read together with our consolidated financial statements and notes thereto beginning at page F-1 of this offering circular. The information at December 31, 2009 and for the fiscal year then ended is derived in part from our audited consolidated financial statements not contained in this offering circular. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical results are not necessarily indicative of results that may be expected for any future period.

Dollars in thousands	For the year ended December 31,		
	2011	2010	2009
Interest income	$ 21,215	$ 20,819	$ 19,829
Interest expense	3,653	3,730	4,692
Provision for loan losses	965	2,405	1,725
Net interest income after provision for loan losses	16,597	14,684	13,412
Noninterest income	6,373	5,828	5,952
Noninterest expense	16,068	14,856	14,027
Income tax expense	1,760	1,484	1,594
Net income attributable to noncontrolling interests	4	4	4
Net income	$ 5,138	$ 4,168	$ 3,739
Per share data[1] :			
Basic earnings per share	$ 3.98	$ 3.24	$ 2.93
Diluted income per share	$ 3.76	$ 3.24	$ 2.93
Book value per share	$ 27.78	$ 24.48	$ 22.96
Cash dividends declared	$ 0.95	$ 0.89	$ 0.79
Weighted average shares outstanding-basic	1,289,790	1,287,225	1,277,080
Weighted average shares outstanding-diluted	1,395,342	1,287,225	1,277,080
Period End Balance Sheet Summary:			
Total assets	$ 555,451	$ 513,585	$ 457,787
Investment securities	154,639	162,551	135,791
Loans	359,951	312,629	288,226
Allowance for loan losses	7,001	6,441	4,912
Deposits	460,999	424,006	382,334
Total equity	35,894	31,567	29,571
Selected Financial Ratios:			
Return on average assets	0.96%	0.85%	0.86%
Return on average stockholders' equity	14.47%	12.99%	13.13%
Dividends declared to net income	23.90%	27.62%	26.93%
Loans to deposits	78.08%	73.73%	75.39%
Average equity to average total assets	6.65%	6.57%	6.57%
Capital Ratios (Bank only):			
Leverage ratio	8.42%	8.22%	8.01%
Tier 1 risk-based capital	12.59%	12.94%	11.66%
Total risk-based capital	13.84%	14.19%	12.90%

(1) Share and per share data reflects 3-for-2 stock split on February 29, 2012

NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this offering circular we make forward-looking statements concerning trends and future conditions, including the future of the banking industry, our business strategy (including the possibility of future openings of banking offices and acquisitions), continued acceptance and growth of our assets, loans and deposits, development and addition of products and dependence on significant customers such as agricultural and municipal customers. These statements can be identified by the use of forward-looking terminology such as "may," "expect," "plan," "intend," "seek," "anticipate," "estimate," "continue" or other similar words. These statements and similar expressions discuss expectations of the future and are intended to identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this offering circular. We caution readers not to place undue reliance on any of these forward-looking statements, which reflect our views on the date of this offering circular. The "Risk Factors" and other factors identified throughout this offering circular could cause our actual results to differ significantly from those contained in any forward-looking statement.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this offering circular. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

RISK FACTORS

An investment in the securities offered hereby involves certain risks. You should carefully read the following risk factors about our business and this offering, together with the other information in this offering circular, before making a decision to purchase any shares.

If any of the following risks actually occurs, our business, assets, liquidity, operating results, prospects and financial condition could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

Risks Relating to the Company and the Offered Stock

You may have difficulty in selling your securities or selling them at a fair price because there is little trading activity.

Our common stock trades on a limited basis in the over-the-counter bulletin board under the symbol "LYBC". We have no plans to list any of our securities on any exchange. As a result, you may not be able to sell your shares without delay, or be able to sell your shares at a fair price. We cannot predict when, if ever, a fully developed active and liquid public trading market for our securities will occur. If a developed public trading market for our securities does develop at a future time, there are no assurances that they will be sustained for any period of time.

The future trading price of our common stock may be less than the purchase price in this offering.

While the trading price for our common stock has been relatively stable, we cannot assure you that the market price will not decline if and after you acquire our common shares. The trading price of our stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

- future announcements concerning us, our competitors or the businesses with whom we have relationships, including new competition from former officers and employees of Lyons Bancorp, Inc. in our market area;
- changes in government regulations and the financial services industry, generally that affect our costs, and the types and mix of our products;
- the overall volatility of the stock markets and the economy generally;
- our growth and ability to implement our expansion strategy, especially given the competition in the banking industry in our market area; and
- changes in our operating results from quarter to quarter.

Further, the trading volume of our stock has been limited, which may increase the volatility of the trading price of our stock.

Fluctuating interest rates may reduce our profitability.

Fluctuations in interest rates, particularly rising rates, will ultimately affect both the level of income and expense we record on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than interest-earning assets that mature in the short term. The Bank's interest rate management strategy is designed to stabilize net interest income and preserve capital over a broad range of interest rate movements by matching the interest rate sensitivity of assets and liabilities. Although we believe that our current mix of loans, securities and deposits is reasonable, significant fluctuations in interest rates may have a negative effect on our profitability.

Persistently low interest rates could erode our core profitability.

We derive a significant portion of our net revenues (net interest income plus noninterest income) from the difference between what we earn on our interest-bearing assets such as loans and investment securities and what we pay for our interest-bearing liabilities. Of the $23.9 million of net revenues in 2011, 73.4% was attributable to this difference.

Part of the core profitability of a community bank such as ours is the lower cost inherent in the deposits it gathers at its branch offices compared to those that could be obtained in the wholesale money markets. This benefit has been eroding as market lending rates remain at low levels. In such an environment, our ability to save on funding costs is reduced and few additional savings will accrue to us for a longer period of time. In addition, as many of our interest-bearing assets prepay or mature, we will be forced to replace them with assets at lower current market yields. This asymmetrical impact could reduce our net interest income and adversely affect our operating results.

We may experience difficulties in managing our organic growth.

The success of our organic growth strategy will depend primarily on our ability to generate an increasing level of loans and deposits at acceptable risk levels and terms without significant increases in noninterest expenses relative to revenues generated. Our growth strategy involves a variety of risks, including our ability to:

- attract the talent needed to maintain adequate depth of management throughout our organization as we continue to grow;
- maintain adequate sources of funding at attractive pricing;
- maintain adequate underwriting practices and monitoring systems to maintain credit quality and manage a growing loan portfolio in the future; and
- implement appropriate policies, procedures and operating systems necessary to support a larger organization while keeping expenses under control.

If we fail to effectively identify or mitigate our risks, we could suffer unexpected losses and could be materially adversely affected.

Our risk management framework seeks to mitigate risk and appropriately balance risk and return. We have established processes and procedures intended to identify, measure, monitor and report the types of risk to which we are subject, including credit, liquidity, interest rate sensitivity, compliance, reputation, and operations. We seek to monitor and control our risk exposure through a framework of policies, procedures and reporting requirements. Management of our risks in some cases depends upon the use of analytical and/or forecasting models. If the models that we use to mitigate these risks are inadequate, we may incur increased losses. In addition, there may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated. If our risk management framework does not effectively identify or mitigate our risks, we could suffer unexpected losses and could be materially adversely affected.

We may experience difficulties in assimilating future acquisitions into our business model.

As part of our general strategy, we may acquire banks and businesses that we believe provide a strategic fit with our business. We do not have a history of growth by acquisitions. To the extent that we grow by acquisition, we cannot assure you that we will be able to manage our growth adequately and profitably. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

- potential exposure to liabilities of banks and businesses we acquire;
- difficulty and expense of integrating the operations and personnel of banks and businesses we acquire;
- potential disruption to our business;
- potential diversion of our management's time and attention; and
- impairment of relationships with and the possible loss of key employees and customers of the banks and businesses we acquire.

Failure to successfully address the issues of growth either internally or by acquisition could adversely affect our results of operations and financial condition.

Competing institutions that recently acquired former HSBC banking branches in our market area may aggressively protect the business that they have purchased which could adversely affect our ability to optimally deploy capital raised in this offering.

Recently, HSBC Bank USA, N.A., a large institution in Upstate New York, sold almost 200 branch offices to other institutions, many in our market area. Branch offices acquired by the purchasers of the HSBC offices (First Niagara Bank, Key Bank, Community Bank, and Five Star Bank) may to try to protect the business acquired by offering aggressive loan and deposit terms as a result of the new deposits acquired. These competitive pressures may negatively impact the volume and price at which we can acquire new business and retain existing business. As a result, new business growth, which is required to optimally deploy the capital we raise, may take longer or be less profitable. It may also adversely affect our ability to retain existing business.

Because we primarily serve Wayne County and several counties in a close proximity, a decline in the economy of this local region could lower our profitability and adversely affect our growth.

We serve Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates counties with 11 banking offices, 23 ATMs and our Internet and telephone banking services. Our profits depend on providing products and services to customers in this local region. An increase in unemployment, a decrease in real estate values, inclement weather, natural disasters and adverse trends or events affecting various industry groups such as agriculture are among the factors that could weaken the local economy. With a weaker local economy:

- customers may not want or need our products and services;
- borrowers may be unable to repay their loans;
- the value of the collateral securing our loans to borrowers may decline; and
- the overall quality of our loan portfolio may decline.

Making mortgage loans, consumer loans, commercial loans and agricultural loans is a significant source of our profits. If customers in the local area do not want these loans, our profits may decrease. Although we could make other investments, we may earn less revenue on these investments than on loans. Also, our losses on loans may increase if borrowers are unable to make payments on their loans. Increases in delinquent and non-accrual loans may result in an additional provision for loan losses which will negatively affect earnings. All of these factors could lower our profitability and adversely affect our growth.

We may suffer more severely than other lenders if the local agricultural economy experiences a downturn in its economic performance as a business segment.

Our agricultural lending activities are an important part of the growth and profitability of the Company, with approximately 12.2% of our loan portfolio in either agriculture-related real estate or business loans. Based on Federal Reserve data for bank holding companies as of September 30, 2011, our peers held approximately 4.5% of their loan portfolios in agriculture-related loans. To the extent that the fortunes of the farm economy are adversely affected by general economic conditions, we may suffer more than our peers.

Our profitability and ability to grow would be adversely affected if a change in the law occurs that precludes our municipal customers from maintaining deposits with us or if those customers withdraw their deposits from us for other reasons.

Public deposits historically have been very important to us. As of December 31, 2011, 18.0% of our deposits were provided by municipal customers, which we believe to be significantly greater than our peers. If legislation to liberalize the options for municipal deposits were passed, or if our relationships with local municipalities were to deteriorate, this important source of funding could erode and/or become more expensive. This could affect our profitability and our ability to fund our growth strategies.

The late 2008 financial market volatility highlighted the interconnectedness of all financial institutions. A national or international event could trigger a repeat and impact us even though we are not directly involved.

Our Bank is part of the United States banking industry and holds securities and claims on other financial participants. We also depend on the normal functioning of a system built on trust. In the event of a systematic problem, financial markets could become so volatile that normal business is disrupted even for a Bank like ours located far from large financial centers. In that case, we might find it difficult or very costly to execute normal transactions that could negatively impact income or the market value of the assets of the Bank. In addition, the turmoil could negatively affect the price of all bank stocks including our own.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease.

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

- credit risks of a particular borrower;
- changes in economic and industry conditions;
- the duration and other terms of the loan; and
- in the case of a collateralized loan, uncertainties as to the future value of the collateral.

If our borrowers do not repay their loans, we may suffer loan losses. Loan losses are inherent in the lending business and could have a materially adverse effect on our operating results. We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for loan losses for loan defaults and non-performance. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, beyond our control. Such losses may exceed current estimates. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our future losses, thereby having an adverse effect on our earnings. In addition, this may cause us to increase the allowance for loan losses in the future, thereby decreasing our future earnings. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs required by these regulatory authorities would decrease our earnings.

We may lose customers or be unable to grow our customer base if our competitors develop and invest in technological improvements that consumer's desire, but which are beyond our financial ability to adopt and implement.

The financial services industry continues to undergo rapid technological change with frequent introductions of new technology-driven products and services. In addition, the effective uses of technology to better serve customers increases efficiency and enables financial institutions to reduce costs. Our future success and ability to implement our growth strategy will depend in part upon our ability to use technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements.

Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future. We cannot provide you with assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers. This could result in a loss of customers or an inability to grow our customer base, either of which would adversely affect our profitability and ability to grow.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including that of our customers, in our data center and on our networks. The secure maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations, and cause a loss of confidence in our products and services, which could adversely affect our business.

We cannot guarantee the future payment of dividends on our Common Stock.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. The payment of future dividends will depend upon our financial resources, the earnings and the financial condition of the Bank and its subsidiaries, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends. In addition, if a default occurs in the payment due on the trust preferred securities issued by Lyons Capital Statutory Trust I, Lyons Capital Statutory Trust II or Lyons Statutory Trust III in which we own all of the common beneficial interest, we would be prohibited from paying dividends on our common stock. Accordingly, there can be no assurance that dividends, if any, will be paid at historical levels or be increased or when such increase will occur.

Monetary policies and economic factors could adversely affect our financial performance.

The success of the Company will depend in significant part upon its ability to attract deposits and extend loans and to maintain a sufficient interest margin between the rates of interest it receives on loans and other investments and the rates it pays out on deposits and other liabilities. This is affected by the monetary policies of federal regulatory authorities, particularly the Federal Reserve, and by economic conditions in our service area and the United States generally, including the following:

- changes in governmental economic and monetary policies;
- the Internal Revenue Code and banking and credit regulations;
- national, state, and local economic growth rates;
- employment rates; and
- population trends.

We cannot predict the nature and timing of any changes in such policies and conditions or their impact on us or our bank subsidiary. Any such changes may have a material adverse impact on our financial performance.

Our growth and return to investors may be limited by the laws and government agencies that regulate us and changes in these laws that may adversely affect our results of operation and financial condition.

We are a bank holding company, and our principal subsidiary is a national bank. Both entities operate in a highly regulated environment and are subject to examination, supervision and comprehensive regulation by federal regulatory agencies. Under regulatory capital adequacy guidelines and other regulatory requirements, our company and our subsidiary bank must meet guidelines subject to qualitative judgments by regulators about components, risk weightings and other factors. From time to time, the regulators implement changes to these regulatory capital adequacy guidelines. Banking regulations, designed primarily for the safety of depositors and not shareholders of Lyons Bancorp, Inc., may limit our growth and the return to investors by restricting activities such as the payment of dividends; mergers with, or acquisitions by, other institutions; investments; loans and interest rates; interest rates paid on deposits and the creation of branch banking offices. Furthermore, if we fail to meet these minimum liquidity capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected.

Future governmental regulation and legislation could limit our future growth.

We are subject to extensive state and federal regulation, supervision, and legislation which govern almost all aspects of our operations. These laws may change from time to time and are primarily intended for the protection of customers, depositors, and the deposit insurance funds. The impact of any changes to these laws may negatively impact our ability to expand our services and to increase the value of our business. The Dodd-Frank Act, enacted in July 2010, represents a comprehensive overhaul of the financial services industry in the United States and requires federal agencies to implement many new rules. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our shareholders. See "Supervision and Regulation" for more information about applicable banking regulations.

A loss of our senior officers could impair our relationship with our customers and adversely affect our revenue.

We rely upon our senior officers to develop business and maintain customer relationships. If any of these individuals were to leave for any reason or something were to happen to one of them, and we were unable to hire highly qualified and experienced personnel to replace them, we could lose valuable customer relationships and associated revenue, especially if they were to work with a competitor.

Our management will have broad discretion in allocating the net proceeds from the offering and may not allocate the proceeds in the most profitable manner.

Neither we nor the Bank have specifically allocated the use of the net proceeds from this offering. Until utilized, we anticipate that net offering proceeds will be invested in short-term and intermediate-term securities or deposits in our Bank subsidiary. Therefore, management will have broad discretion as to the timing and specific application of the net proceeds and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will use in applying the net proceeds. Although we intend to use the net proceeds to serve Lyons Bancorp, Inc.'s best interests, our application may not ultimately reflect the most profitable application of the net proceeds and you may not agree with such application. As a result, it is possible that our return on equity will decrease following the offering.

A decline in the market value of our investments could negatively impact shareholders' equity.

Approximately 92.5% of our securities investment portfolio as of December 31, 2011 has been designated as available-for-sale. Unrealized gains and losses in the estimated value of the available-for-sale portfolio are reflected as a separate item in stockholders' equity, net of tax. Also, at December 31, 2011, we maintained approximately 25.8% of total assets in securities available for sale. If the market value of our investment portfolio declines, this would cause a decline in stockholders' equity which could be material.

Given current economic and market conditions, declines in the value of individual securities within our investment portfolio that are considered "other-than-temporarily-impaired" could have a negative impact on stockholders' equity.

Approximately 38% of our securities investment portfolio is invested in New York State and local government obligations. These issuers are affected by political, economic and regulatory factors. The concerns facing the State of New York and its municipalities may lead nationally recognized rating agencies to downgrade its debt obligations. We periodically, but not less than quarterly, evaluate these investments for impairment indicators. Under U.S. generally accepted accounting principles, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings to the extent the impairment is related to credit losses. If impairment is deemed other-than-temporary, the resulting charge to earnings relating to credit quality may be significant.

If we issue additional stock in the future, your percentage of ownership of Lyons Bancorp, Inc. could be reduced.

As a shareholder of Lyons Bancorp, Inc., you will not have preemptive rights with respect to the issuance of additional shares of common stock or the issuance of any other class of stock. This means that if we decide to issue additional shares of stock, you will not automatically be entitled to purchase additional shares to maintain your percentage of ownership of our outstanding common stock. In addition, if we sell additional shares in the future, it is possible that those shares may be issued on terms more favorable, including a lower share price, than the terms hereunder.

Substantial regulatory limitations on changes of control and anti-takeover provisions in our Certificate of Incorporation and Bylaws may make it more difficult for you to receive a change in control premium.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a financial holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Also our Certificate of Incorporation and Bylaws contain certain provisions that can slow down or limit a hostile takeover. The provisions are intended to discourage costly takeover battles and lessen our vulnerability to a hostile change in control, thereby enhancing the possibility that our Board of Directors can maximize shareholder value in connection with an offer to acquire us. However, anti-takeover provisions can discourage activities such as unsolicited merger proposals, acquisitions, or tender offers by which shareholders might otherwise receive a change of control premium for their shares above the market price.

Our directors and executive officers control a significant percentage of outstanding shares and may influence shareholder actions in a manner that may be adverse to your personal investment objectives.

Our directors and executive officers beneficially control 17.3% of our outstanding shares of common stock before this offering. Our directors and executive officers have indicated that they intend to participate under this offering. Combined with the anti-takeover provisions in our Certificate of Incorporation and Bylaws, these holdings can effectively block any attempted takeover of us. In addition, if our directors and executive officers vote together as a single group, they will significantly influence the outcome of our shareholder votes, such as election of directors, amendments to our Certificate of Incorporation, mergers and asset sales. The interests of our directors and executive officers may differ from the interests of other shareholders with respect to control issues such as these.

We are not a Securities and Exchange Commission reporting company and, therefore, there is less information available than if our securities were registered under the Securities Exchange Act of 1934, which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future.

We are a non-reporting issuer, which means we do not file periodic reports with the Securities and Exchange Commission and we do not plan to do so after this offering unless required by law. Although we file financial information with the Federal Reserve Bank of New York and the Bank files financial information with the Office of the Comptroller of the Currency, purchasers of our common stock under the Offering will not have ready access to the same quantity of information concerning us and the Bank that is available to the shareholders of companies that report to the Securities and Exchange Commission. Further, the vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future.

Risks Related to the Rights Offering

If you do not fully exercise your basic subscription privilege, your interest in us will be diluted. In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the fair value of our common stock, then you would experience an immediate dilution of the aggregate fair value of your shares.

Up to 178,571 to 208,333 shares of common stock are issuable in the rights offering, with any remaining shares available to satisfy over-subscription requests and/or to facilitate sales of shares to new investors in the supplemental offering that we are undertaking concurrently with the rights offering. If you do not choose to fully exercise your basic subscription privilege, your percentage ownership interest in us will significantly decrease. In addition, if you exercise your basic subscription privilege in full but do not exercise your over-subscription opportunity in full and other shareholders fully exercise their basic subscription privilege and their over-subscription opportunity, or we otherwise issue additional shares to new investors in the supplemental offering, the percentage of our common stock owned by all other shareholders will increase. For example, if you own 10,000 shares of common stock before the rights offering, or approximately 0.77% of our common stock, and you do not exercise any of your basic subscription privilege or over-subscription opportunity while all other shareholders exercise their basic subscription privilege and over-subscription opportunity in full, or we otherwise issue the maximum number of additional shares to new investors in the supplemental offering, then your percentage ownership will be reduced to approximately 0.66%. In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the fair value of our common stock, you would experience immediate dilution of the value of your shares relative to what your value would have been had our common stock been issued at fair value.

The subscription price determined for the rights offering is not necessarily an indication of the fair value of our common stock.

Our Board of Directors determined the terms of the rights offering, including the subscription price, in its sole discretion. In determining the subscription price, our Board of Directors considered a number of factors, including:

- the size and timing of the rights offering and the price at which our shareholders might be willing to participate in a rights offering offered on a pro rata basis to all shareholders with an over-subscription opportunity;
- historical and current trading prices for our common stock; and
- analysis of information related to other recent public offerings of community banks and the range of discounts that the subscription prices represented to the then prevailing and historical trading prices for those offerings.

The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our Board or during the rights offering period. On March 1, 2012, the closing sale price for our common stock on the OTC Bulletin Board was $30.00 per share. We cannot assure you that the trading price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares purchased in the rights offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

Because we do not have any formal commitments from any of our shareholders to participate in the rights offering, the net proceeds we receive from the rights offering may be lower than currently anticipated.

We do not have any formal commitments from any of our shareholders to participate in the rights offering, and we cannot assure you that our other shareholders will exercise all or any part of their basic subscription privilege or their over-subscription opportunity. If our shareholders subscribe for fewer shares of our common stock than anticipated, the net proceeds we receive from the rights offering could be significantly reduced and we could incur damage to our reputation.

The rights offering may cause the price of our common stock to decline.

Depending upon the trading price of our common stock at the time of our announcement of the rights offering, the announcement of the rights offering and its terms, including the subscription price, together with the number of shares of common stock we could issue if the offering is completed, may result in an immediate decrease in the trading price of our common stock. This decrease may continue after the completion of the rights offering. If that occurs, your purchase of shares of our common stock in the rights offering may be at a price greater than the prevailing trading price. Further, if a substantial number of subscription rights are exercised and the holders of the shares received upon exercise of those subscription rights choose to sell some or all of those shares, the resulting sales could also depress the trading price of our common stock.

We may cancel the rights offering at any time prior to the expiration of the rights offering period, and neither we nor the escrow agent will have any obligation to you except to return your subscription payment.

We may at our sole discretion cancel the rights offering at any time prior to the expiration of the rights offering period. If we elect to cancel the rights offering, neither we nor the escrow agent will have any obligation with respect to the subscription rights except to return to you, without interest or penalty, as soon as practicable any subscription payments. In addition, we may suffer reputational harm if the rights offering is cancelled prior to the expiration date.

Because you may not revoke or change your exercise of the subscription rights, you could be committed to buying shares above the prevailing trading price at the time the rights offering is completed.

Once you exercise your subscription rights, you may not revoke or change the exercise. The trading price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights, and, afterwards, the trading price of our common stock decreases below the $24.00 to $28.00 per share subscription price, you will have committed to buying shares of our common stock at a price above the prevailing trading price and could have an immediate unrealized loss. Our common stock is traded on the OTC Bulletin Board under the symbol, "LYBC.OB" and the closing sale price of our common stock on the OTC Bulletin Board on March 1, 2012 was $30.00 per share. There can be no assurances that the trading price of our common stock will equal or exceed the subscription price at the time of exercise or at the expiration of the subscription rights offering period.

There is no legal obligation for our directors or senior management to subscribe for any shares in the rights offering.

None of our directors or members of senior management is legally obligated to subscribe for any shares of common stock in the rights offering. Because our directors and senior management are not required to subscribe for any shares of common stock in the rights offering, they may choose to subscribe for less than the number of shares of common stock that they are entitled to purchase in the rights offering. Any failure on the part of our directors and senior management to participate significantly in the rights offering may jeopardize the likelihood of success for the rights offering and could result in damage to our reputation.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Shareholders that desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the Bank and the escrow agent prior to the expiration date of the rights offering. If you are a beneficial owner of shares and reside in the State of New York, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the Bank and the escrow agent prior to the expiration of the rights offering period. We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the Bank and the escrow agent prior to the expiration of the rights offering period. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering prior to the expiration of the rights offering period, the Bank may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor the Bank undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether the exercise of your subscription rights properly and timely follows the subscription procedures.

Because the subscription rights are non-transferable, there is no market for the subscription rights.

You may not sell, transfer or assign your subscription rights to anyone else, and we do not intend to seek to have the subscription rights quoted on the OTC Bulletin Board or any other stock exchange or trading market. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value that may be embedded in the subscription rights.

If you make payment of the subscription price by uncertified personal check, your check may not clear in sufficient time to enable you to purchase shares in the rights offering.

Any uncertified personal check used to pay the subscription price in the rights offering must clear prior to the expiration date of the rights offering, and the clearing process may require five or more business days. As a result, if you choose to use an uncertified personal check to pay the subscription price, it may not clear prior to the expiration date, in which event you would not be eligible to exercise your subscription rights. You may eliminate this risk by paying the subscription price by certified or cashier's check or bank draft drawn on a U.S. bank or by a U.S. postal or express money order.

USE OF PROCEEDS

The estimated net proceeds from the offering depend upon the total number of shares we sell. The following table sets forth the calculation of our net proceeds from the offering at an offering price of $24.00 to $28.00 per share and the use of these proceeds. Because this is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 10%, 50% and 100% of the shares that we are offering.

	10%	50%	100%
Gross offering proceeds	$ 500,000	$ 2,500,000	$5,000,000
Underwriter Discounts, Commissions[1]	$ 10,000	$ 50,000	$ 100,000
Less estimated expense of the offering	$ 200,000	$ 200,000	$ 200,000
Less net proceeds to Lyons National Bank	$ 232,000	$ 1,800,000	$3,760,000
Net cash proceeds retained by Lyons Bancorp	$ 58,000	$ 450,000	$940,000

1. Payable to Northeast Capital & Advisory, Inc., our underwriter as commission on sales in rights offering and community portion of our supplemental offering to existing shareholders residing in New York State. This amount assumes full subscription and oversubscription of our rights offering and the community portion of the supplemental offering . If our underwriter were to sell shares to persons in the syndicated portion of the supplemental offering, we would be required to pay a commission of 7% of such proceeds

We are raising equity capital at this time to increase the Company's regulatory capital levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operation – Capital"; and "Supervision and Regulation – Capital Requirements". We intend to add the proceeds from the sale to our general funds to be used for general corporate purposes, including without limitation, paying interest due on subordinated debt; investing in short-term and intermediate-term interest bearing securities or in deposits in our Bank subsidiary, or for injecting additional capital into the Bank. We expect our investment in the Bank to qualify as Tier I regulatory capital for the Bank under regulatory capital guidelines. In particular, the Bank must have a minimum of 6% of Tier I capital for $1.00 of new Tier I investment so that it may take in new loans. The Bank plans to use the portion of the net proceeds it receives to invest in new loans and investment securities. The Bank may also consider other growth strategies, such as future acquisition opportunities or de novo branching. We have otherwise not specifically allocated the net proceeds from this offering. Until we apply the net proceeds, we intend to invest such proceeds in short-term and intermediate-term interest-bearing securities or in deposits in our Bank.

THE RIGHTS OFFERING

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our common stock on the record date. If you hold your shares in a brokerage account or through a dealer or other nominee, please also refer to the subsection below entitled "—Notice To Brokers and Nominees" below.

Before deciding whether to exercise your subscription rights, you should carefully read this offering circular, including the information set forth under the heading "Risk Factors" in this offering circular.

The Subscription Rights

We are distributing to holders of our common stock as of 5:00 p.m., Lyons, New York time, on April 12, 2012, which is the record date for this rights offering, at no charge, non-transferable subscription rights to purchase shares of our common stock. You will receive one subscription right for each share of common stock you owned as of 5:00 p.m., Lyons, New York time, on the record date. The subscription rights will be evidenced by a Subscription Election Form to be provided to each record holder of our common stock. Subscription rights may be exercised at any time during the subscription period, which commences on [ ] 2012, through the expiration date for the rights offering, which is 5:00 p.m., Lyons, New York time, on [ ] 2012. You are not required to exercise any of your subscription rights.

Fractional shares of our common stock resulting from the exercise of the basic subscription privilege or the over-subscription opportunity, each as described below, will be eliminated by rounding down to the nearest whole share. As a result, we may not issue the full number of shares authorized for issuance in connection with the rights offering. Any excess subscription payments received by the escrow agent will be returned, without interest or penalty, as soon as practicable.

Basic Subscription Privilege

Each subscription right will entitle you to purchase one seventh (1/7) of a share of our common stock for each share of common stock you currently hold at a subscription price of $24.00 to $28.00 per whole share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

Over-subscription Opportunity

If you exercise your basic subscription privilege in full, you will also have an opportunity to subscribe to purchase any shares that our other subscription rights holders do not purchase pursuant to their basic subscription privilege. We may elect to issue additional shares to satisfy over-subscription requests and/or to facilitate sales of shares to new investors in the supplemental offering. The subscription price for shares purchased pursuant to the over-subscription opportunity will be the same as the subscription price for the basic subscription privilege.

You may exercise your over-subscription opportunity only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privilege held by you in the same capacity. For example, if you are granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own jointly with your spouse, you may exercise your over-subscription opportunity with respect to the subscription rights you own individually, as long as you fully exercise your basic subscription privilege with respect to your individually owned subscription rights. You will not, however, be able to exercise the over-subscription opportunity you have collectively with your spouse unless the basic subscription privilege collectively held by you and your spouse is fully exercised. You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual over-subscription opportunity.

When you complete the portion of your Subscription Election Form to exercise your over-subscription opportunity, you will be representing and certifying that you have fully exercised your basic subscription privilege as to shares of our common stock that you hold in that capacity. You must exercise your over-subscription opportunity at the same time you exercise your basic subscription privilege in full.

We reserve the right to reject in whole or in part any or all over-subscription requests regardless of the availability of shares. We also reserve the right to issue some or all of the shares that we may issue beyond the number necessary to satisfy properly exercised basic subscription rights solely to new investors in the supplemental offering.

If holders exercise their over-subscription opportunity for more shares than are available to be purchased pursuant to the over-subscription opportunity, we will allocate the shares of our common stock to be issued pursuant to the exercise of the over-subscription opportunity pro rata among those over-subscribing rights holders, subject to our right to reject in whole or in part any over-subscription request. "Pro rata" means in proportion to the number of shares of our common stock that you and the other subscription rights holders have agreed to purchase by exercising the basic subscription privilege. If there is a pro rata allocation of the remaining shares of our common stock and you would otherwise receive an allocation of a greater number of shares than you subscribed for under your over-subscription opportunity, then, subject to our accepting your over-subscription request, we will allocate to you only the number of shares for which you over-subscribed. We will allocate the remaining shares among all other holders exercising their over-subscription opportunity, again subject to our right to reject in whole or in part any over-subscription request. If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those shares of our common stock that are not allocated to you. The escrow agent will mail such refunds as soon as practicable after the completion of the offering.

Subscription Price

The subscription price per share of common stock shall be $24.00 to $28.00.

Expiration Time and Date; Amendments

The subscription rights will expire at 5:00 p.m., Lyons, New York time, on [ ] 2012, unless we extend it. We reserve the right to extend the subscription period at our sole discretion. We will notify you of any extension of the expiration date by issuing a press release. You must properly complete the enclosed Subscription Election Form and deliver it, along with the full subscription price (including any amounts in respect of an over-subscription request), to the Bank prior to 5:00 p.m., Lyons, New York time, on [ ] 2012, unless the expiration date is extended. After the expiration of the rights offering period, all unexercised subscription rights will be null and void. We will not be obligated to honor any purported exercise of subscription rights which the Bank receives after the expiration of the offering, regardless of when you sent the documents regarding that exercise. Any subscription payments for shares not allocated or validly purchased will be returned to you, without interest or penalty, as soon as practicable following the expiration date of the rights offering. We reserve the right, at our sole discretion, to amend or modify the terms of the rights offering.

Reasons for the Rights Offering

We are conducting the rights offering as a way of raising equity capital in a cost-effective manner that gives our shareholders the first opportunity to participate. This equity capital will be used to support future asset growth and will otherwise be used for various corporate purposes. We believe that the current economic environment, in which many larger regional and national banking institutions have tightened their lending standards and concentrated on addressing their deteriorated asset quality and reduced capital levels, has created significant opportunities for well-positioned community banks, such as the Company and its wholly-owned subsidiary, The Lyons National Bank, to expand geographically and to increase market share.

Anticipated Proceeds From the Rights Offering

The net proceeds to us from the rights offering will depend on the number of subscription rights exercised in the rights offering, including oversubscription requests, and whether any remaining shares are sold in the supplemental offering. If we issue all 178,571 to 208,333 shares available for the exercise of basic subscription rights in the rights offering, the net proceeds to us, after deducting estimated offering expenses and underwriting commissions, will be approximately $4.7 million. We estimate that the expenses of the combined rights and supplemental offerings will be approximately $200,000. See the section of this offering circular above entitled "Use of Proceeds".

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

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Subscription by Registered Holders

To exercise your basic subscription privilege and your over-subscription opportunity, you must properly complete and execute the Subscription Election Form, together with any required signature guarantees, and forward it, together with payment in full of the subscription price for each share of our common stock you are subscribing for, including any shares you subscribe for pursuant to the over-subscription opportunity, to the Bank at the address set forth below under the heading entitled "—Submission of Subscriptions", on or prior to the expiration date.

Subscription by Beneficial Owners

If you are a beneficial owner of shares of our common stock, meaning that you hold your shares in "street name" through a broker, custodian bank or other nominee, residing in the State of New York, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, including both your basic subscription right and any over-subscription request, you will need to have your broker, custodian bank or other nominee act for you and exercise your subscription rights and deliver all documents and payment on your behalf, including a "Nominee Holder Certification", prior to 5:00 p.m., Lyons, New York time, on [________] __, 2012. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you.

To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee, the form entitled "Beneficial Owners Election Form". You should receive this form from your broker, custodian bank or other nominee with the other subscription rights offering materials. If you wish to obtain a separate Subscription Election Form, you should contact the nominee as soon as possible and request that a separate Subscription Election Form be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

Payment Method

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock you wish to acquire under the basic subscription privilege and the over-subscription opportunity. Your payment must be delivered in one of the following ways:

- uncertified personal check payable to "Tioga State Bank, as escrow agent for Lyons Bancorp, Inc.";
- certified or cashier's check or bank draft drawn upon a U.S. bank and payable to "Tioga State Bank, as escrow agent for Lyons Bancorp, Inc."; or
- U.S. postal or express money order payable to "Tioga State Bank, as escrow agent for Lyons Bancorp, Inc.".

If you wish to use any other form of payment, then you must obtain the prior approval of the Bank and the escrow agent and make arrangements in advance with the escrow agent for the delivery of such payment.

Receipt of Payment

Your payment will be considered received by the escrow agent only upon:

- clearance of any uncertified personal check deposited by the escrow agent or the Bank into the escrow agent's account; or
- receipt by the Bank of any certified check or cashier's check or bank draft drawn upon a U.S. bank or any U.S. postal or express money order; or
- your authorized withdrawal(s) from your account(s) at the Bank.

Payment received after the expiration of the rights offering period will not be honored, and, in that case, the escrow agent will return your payment to you, without interest or penalty, as soon as practicable.

Clearance of Uncertified Personal Checks

If you are paying by uncertified personal check, please note that payment will not be deemed to have been received by the escrow agent until the check has cleared, which could take at least five or more business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received by the escrow agent and clears by the rights offering expiration date. We urge you to consider using a certified or cashier's check or bank draft drawn on a U.S. bank or U.S. postal or express money order.

Instructions for Completing Your Subscription Election Form

You should read the instruction letter accompanying the Subscription Election Form carefully and strictly follow it. We will not consider your subscription received until the Bank has received delivery of a properly completed and duly executed Subscription Election Form and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, not us or the escrow agent.

The method of delivery of Subscription Election Forms and payment of the subscription amount to the Bank will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those Subscription Election Forms and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Bank and clearance of payment before the expiration of the subscription period for the rights offering. Because uncertified personal checks may take at least five or more business days to clear, we strongly urge you to pay or arrange for payment by means of certified or cashier's check or bank draft or U.S. postal or express money order to avoid missing the opportunity to exercise your subscription rights should you decide to exercise your subscription rights.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription rights with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the Bank. If your aggregate subscription price payment is greater than the amount you would owe for exercise of your basic subscription privilege in full, you will be deemed to have exercised your over-subscription opportunity to purchase the maximum number of shares of our common stock that could be purchased with your over-payment. If we do not apply your full subscription price payment to your purchase of shares of our common stock, the escrow agent will return the excess amount to you by mail, without interest or penalty, as soon as practicable after the expiration date of the rights offering.

Conditions and Cancellation

We reserve the right to cancel the rights offering on or prior to the expiration date of the rights offering for any reason. We may cancel, extend or otherwise amend the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our Board of Directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we cancel the rights offering, in whole or in part, all affected subscription rights will expire without value, and all subscription payments received by the escrow agent will be returned, without interest or penalty, as soon as practicable.

Cancellation Rights

Our Board of Directors may cancel, extend or otherwise amend the rights offering at its sole discretion at any time prior to the time the rights offering expires for any reason. If we cancel the rights offering, we will issue a press release notifying shareholders of the cancellation, and any funds you paid to the escrow agent will be returned, without interest or penalty, as soon as practicable.

Submission of Subscriptions

All Subscription Election Forms, payments of the subscription price and nominee holder certifications, to the extent applicable to your exercise of subscription rights, must be delivered to The Lyons National Bank as follows:

By First Class Mail: The Lyons National Bank, Attention: Robert Schick, 35 William Street, Lyons, New York 14489

By Express Mail or Overnight Delivery: The Lyons National Bank, Attention: Robert Schick, 35 William Street, Lyons, New York 14489

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of common stock or for additional copies of this offering circular to Robert Schick or Diana Johnson at (315) 946-8260, or (315) 946-8261, respectively.

If you deliver subscription documents, including the Subscription Election Forms, in a manner different than that described in this offering circular, then we may not honor the exercise of your subscription rights.

Fees and Expenses

We will pay all fees in connection with preparing and sending the rights offering materials to holders of our common stock. You are responsible for paying all costs associated with returning subscriptions to us, including any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. Neither the escrow agent nor we will pay such expenses.

Fractional Shares of Common Stock

We will not issue fractional shares of common stock. Fractional shares of our common stock resulting from the exercise of the basic subscription privilege or the over-subscription opportunity will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the escrow agent will be returned, without interest or penalty, as soon as practicable.

Notice to Brokers and Nominees

If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others who reside in the State of New York on the rights offering record date, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate Subscription Election Forms and submit them to the Bank with the proper payment.

If you hold shares of our common stock for the account(s) of more than one such beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the subscription rights offering record date, provided that you, as a nominee record holder, make a proper showing to the Bank by submitting the form entitled "Nominee Holder Certification" that we will provide to you with your subscription rights offering materials. If you did not receive this form, you should contact the Bank to request a copy.

In the case of subscription rights that you hold of record on behalf of others through the Depository Trust Company, or DTC, those subscription rights may be exercised by instructing DTC to transfer the subscription rights from your DTC account to the Bank's DTC account, and by delivering to the Bank the required certification as to the number of shares subscribed for pursuant to the exercise of the subscription rights of the beneficial owners on whose behalf you are acting, together with payment of the full subscription price.

Questions about Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of any documents, you should contact us at (315) 946-4871 or stop by our main office located at 35 William Street, Lyons, New York 14489.

Transferability of Subscription Rights

The subscription rights granted to you may be exercised only by you, and, therefore, you may not sell, transfer or assign your subscription rights to anyone else.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription privileges, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us at our sole discretion. Neither the escrow agent nor we shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to cancel the rights offering, only when a properly completed and duly executed Subscription Election Form and any other required documents and payment of the full subscription amount have been received by the Bank. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Segregated Account; Return of Funds

The escrow agent will hold funds received in payment for shares of the common stock in a segregated account pending completion of the rights offering. The escrow agent will hold this money until the rights offering is completed or is cancelled. If the rights offering is cancelled for any reason, the escrow agent will return this money to subscribers, without interest or penalty, as soon as practicable.

Certificates for Shares of Common Stock

When issued, the shares will be registered in the name of the subscription rights holder of record. As soon as practicable after the expiration of the rights offering period, the Bank will arrange for issuance to each subscription rights holder of record that has validly exercised its basic subscription privilege, the shares of common stock purchased pursuant to the basic subscription privilege. Any shares purchased pursuant to the over-subscription opportunity will be issued as soon as practicable after the expiration date of the rights offering and following the completion of any pro-rations as may be necessary in the event the over-subscription requests exceed the number of shares available to satisfy such requests.

Rights of Subscribers

You will have no rights as a shareholder of our common stock until you are issued certificates for shares of our common stock purchased in the rights offering. You will have no right to revoke your subscriptions after you deliver your completed Subscription Election Form, payment and any other required documents to the Bank.

No Revocation or Change

Once you submit the form of Subscription Election Form to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to the rights offering.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from, or submit a prior notice to, any state or federal regulatory authorities to acquire, own or control the shares and if, at the time the rights offering expires, we determine that you have not properly obtained such clearance or approval or submitted such notice.

U.S. Federal Income Tax Treatment of Subscription Rights Distribution

Based upon discussions with our advisors, we believe that our distribution or any shareholder's exercise of these subscription rights to purchase shares of common stock should generally not be taxable to our shareholders. See the section below entitled "Certain Material U.S. Federal Income Tax Considerations".

YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THIS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS APPLICABLE TO YOUR OWN PARTICULAR TAX SITUATION.

No Recommendation to Subscription Rights Holders

Our Board of Directors is making no recommendations regarding your exercise of the subscription rights. You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section entitled "Risk Factors" in this offering circular.

Listing

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed on any other stock exchange or trading market or on the OTC Bulletin Board. The shares of common stock issuable upon exercise of the subscription rights will be listed on the OTC Bulletin Board under the symbol "LYBC.OB".

Shares of Common Stock Outstanding After the Rights Offering

Based on the 1,291,139 shares of our common stock outstanding as of March 1, 2012, if we issue all 178,571 to 208,333 shares of common stock available for the exercise of basic subscription rights in the rights offering, we would have 1,469,710 to 1,499,472 shares of common stock outstanding following the completion of the rights offering, which would represent an increase in the number of outstanding shares of our common stock of approximately 13.8% to 16.1%.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription rights in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering.

THE SUPPLEMENTAL OFFERING

Acceptance of Subscriptions During Pendency of Rights Offering

We will permit certain persons and entities who are not shareholders eligible to participate in the rights offering to submit subscriptions to purchase shares of our common stock at a purchase price of $24.00 to $28.00 per share as and to the extent that any shares of our common stock remain available for purchase following the expiration date of the rights offering, subject to the purchase priority rights of the holders of subscription rights.

Prospective purchasers should complete, date and sign the subscription agreement that accompanies this offering circular and return it, together with a check, bank draft or money order payable to "Tioga State Bank, as escrow agent for Lyons Bancorp, Inc." for the full amount of the total subscription price for the shares that you subscribe for under the subscription agreement, to The Lyons National Bank, at the appropriate address set forth above in this offering circular in the subsection entitled "The Rights Offering"—Submission of Subscriptions".

SUPPLEMENTAL OFFERING SUBSCRIPTIONS ARE BINDING ON SUBSCRIBERS.

If you send an uncertified personal check, payment will not be deemed to have been received by the escrow agent until the check has cleared. If you send a certified or cashier's check or bank draft, drawn on a U.S. bank, or a U.S. postal or express money order, payment will be deemed to have been received immediately upon receipt of such instruments.

Any uncertified personal check used to pay for shares of our common stock must clear the appropriate financial institutions prior to 5:00 p.m., Lyons, New York time, on [ ] 2012, which is the expiration date of the supplemental offering. The clearance of an uncertified personal check may require five or more business days. Accordingly, persons who wish to acknowledge their subscription by means of an uncertified personal check are urged to make payment sufficiently in advance of the expiration of the supplemental offering to ensure such payment is received and clears by such date.

If you wish to use any other form of payment in subscribing for shares in the supplemental offering, then you must obtain the prior approval of the Bank and the escrow agent and make arrangements in advance with the escrow agent for the delivery of such payment.

Expiration Date and Cancellation Rights

The supplemental offering will expire approximately one week following the expiration of the rights offering, or at 5:00 p.m., Lyons, New York time, on , 2012, unless we extend the supplemental offering in our sole discretion.

We may cancel the supplemental offering at any time for any reason, including following the rights offering expiration date. If we cancel the supplemental offering, the escrow agent will return all subscription payments, without interest or deduction, as soon as practicable.

Discretion to Accept Subscriptions

We reserve the right, in our sole discretion, to accept or reject in whole or in part any subscription that may be properly delivered to the Bank pursuant to the supplemental offering. As a result, you may not receive any or all of the shares for which you subscribe. We will notify subscribers as soon as practicable following the expiration date of the supplemental offering as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, the escrow agent will return to the subscriber the unaccepted portion of the subscription funds, without interest or deduction, as soon as practicable.

Escrow Arrangements; Return of Funds

The escrow agent will hold funds received with a subscription in connection with the supplemental offering in a segregated noninterest-bearing account. The escrow agent will hold these funds on our behalf in escrow until such time as we accept or reject the subscription in whole or in part or until the supplemental offering is cancelled. If the supplemental offering is cancelled, the escrow agent will return the subscription payments, without interest or deduction, as soon as practicable.

No Revocation or Change

Once you submit your subscription and payment in connection with the supplemental offering, you will not be allowed to revoke your subscription or request a refund of monies paid. All subscriptions delivered pursuant to the supplemental offering are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not submit a subscription to purchase shares in the supplemental offering unless you are certain that you wish to purchase shares of our common stock at the subscription price.

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Our stock is traded on a limited basis in the over-the-counter market under the symbol "LYBC." Our stock does not have a market maker, and we do not plan to list our securities on any exchange. Transactions in our stock are reported in the National Association of Securities Dealers reporting system known as the "OTC Bulletin Board."

We do not currently have outstanding options, or warrants to purchase, common stock. We do have, through Lyons Statutory Trust III, securities that are convertible into common stock. We have not agreed to register any common stock under the Securities Act of 1933, as amended, or Securities Act, for sale by our security holders, although we reserve the right to do so in the future.

The following table describes for the quarters indicated the high and low sales for our stock as quoted on the OTC Bulletin Board and dividends paid with respect to our stock since January 1, 2009.

	High*	Low*	Dividends*
2009:			
First Quarter	$ 17.33	$ 12.17	$ 0.19
Second Quarter	$ 22.00	$ 17.33	$ 0.19
Third Quarter	$ 23.33	$ 21.33	$ 0.20
Fourth Quarter	$ 26.67	$ 18.67	$ 0.20
2010:			
First Quarter	$ 25.67	$ 19.17	$ 0.20
Second Quarter	$ 26.63	$ 22.83	$ 0.20
Third Quarter	$ 24.80	$ 23.50	$ 0.22
Fourth Quarter	$ 26.67	$ 23.33	$ 0.25(1)
2011:			
First Quarter	$ 33.33	$ 26.00	$ 0.22
Second Quarter	$ 33.33	$ 30.00	$ 0.22
Third Quarter	$ 33.33	$ 28.17	$ 0.23
Fourth Quarter	$ 33.33	$ 26.67	$ 0.23

**Cash dividends per share and the high and low market prices in the table above have been retroactively adjusted to reflect a 3-for-2 stock split effective February 29, 2012.*
(1) Includes a $0.03 special dividend

The above quotations represent prices, between dealers without adjustments for retail markups, markdowns or commissions. The quotation of our common stock on the OTC Bulletin Board does not assure that a meaningful, consistent and liquid market for such securities currently exists.

As of December 31, 2011, there were 439 holders of record of our common stock.

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OUR POLICY REGARDING COMMON STOCK DIVIDENDS

Since our formation in 1987, we, as the holding company of the Bank, have continued the payment of cash dividends to common shareholders in keeping with the historical payment of cash dividends to common shareholders. We (or the Bank prior to our formation) have paid consecutive annual cash dividends for more than 50 years to common shareholders. Our Board of Directors currently intends to continue the policy of paying dividends. There can be no assurance, however, that dividends will be paid, if any, at historical levels following the offering, or be increased, or when such increase will occur. Future payment of dividends must necessarily depend upon our financial resources, the earnings and financial condition of the Bank, restrictions under applicable law and regulations, and other factors relevant at the time the Board of Directors considers any declaration of dividends. To the extent we have insufficient cash available for the payment of dividends; we must receive dividends from the Bank. Therefore, the restrictions on the Bank's dividend payments are directly applicable to us. For a description of limitations on the ability of the Bank to pay any dividends to us, see "Supervision and Regulation."

We will be restricted in our ability to pay common stock dividends if we default on certain of our obligations related to the Lyons Capital Statutory Trust I, Lyons Capital Statutory Trust II, or Lyons Statutory Trust III, in which we own all of the common beneficial interest. We formed these trusts in June 2003, August 2004, and December 2009, respectively, for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. In connection with each formation, we also sold subordinated debentures to Trust I in the principal amount of $1,035,000, to Trust II in the principal amount of $5,155,000, and to Trust III in the principal amount of $3,027,000. If we defaulted on our obligations under the guarantees or the subordinated debentures, we would be prohibited from paying dividends under the indentures governing the preferred trust securities.

DETERMINATION OF OFFERING PRICE AND DILUTION

If you purchase shares of our stock in this offering, you may pay a higher effective price per share than the prices paid to us by certain of our officers and directors during the past five years.

The most recent trade of our common stock occurred on March 1, 2012, at a price of $30.00 per share. The following table summarizes the total consideration paid to us and the average price paid by our officers, directors and affiliates during the last three years, as adjusted for a three-for-two stock split effective February 29, 2012:

	Shares Purchased	Total Consideration	Average Price Per Share
Officers, directors, etc. (1),2),(3),(4),(5)	18,239*	$ 429,046	$23.52*

**Share and per share data and prices in the table below have been retroactively adjusted to reflect a 3-for-2 stock split effective February 29, 2012.*

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(1) Includes 6,883 shares issued in 2009 to certain members of our senior management under a deferred compensation agreement (Schick – 4,086; Britt – 678; Kime – 951; DeRaddo – 601; Johnson – 567) at an average price of $18.70.

(2) Includes 5,467 shares issued in 2010 to certain members of our senior management under a deferred compensation agreement (Schick – 3,048; Britt – 532; Kime – 764; DeRaddo – 492; Johnson – 471; McCann – 160) at an average price of $22.72.

(3) Includes 150 shares issued in 2010 to Bradley A. Person at $23.33.

(4) Includes 4,839 shares issued in 2011 to certain members of our senior management under a deferred compensation agreement (Schick – 2,699; Britt – 448; Kime – 630; DeRaddo – 397; Johnson – 494; McCann – 171) at an average price of $30.22.

(5) Includes 900 shares issued in 2011 to Joseph A. Fragnoli at $29.33.

CAPITALIZATION

The following table sets forth as of December 31, 2011:

a. our historical capitalization; and

b. our capitalization as adjusted to reflect the sale of an aggregate of $5 million ($4.7 million in net proceeds) in common equity.

You should read the information in this table together with the "Selected Financial and Other Data," our unaudited consolidated financial statements and notes thereto and the other information in this memorandum. *Share data in the table below has been retroactively adjusted to reflect a 3-for-2 stock split effective February 29, 2012, and assumes 200,000 shares are offered and sold in the offering.*

	December 31, 2011	December, 31, 2011 (unaudited, as adjusted for stock split and offering)
Junior Subordinated Debt		
Capital Securities – Lyons Statutory Trust I	$ 1,035	$ 1,035
Capital Securities – Lyons Statutory Trust II	5,155	5,155
Capital Securities – Lyons Statutory Trust III	3,027	3,027
Total Junior Subordinated Debt	$ 9,217	$ 9,217
Stockholders' Equity		
Common stock, par value $0.50 per share, 2,000,000 shares authorized and 1,301,496 shares issued (1,501,496 shares issued, as adjusted)	$ 434	$ 751
Additional paid-in capital	8,037	12,420
Retained earnings	28,477	28,477
Accumulated and other comprehensive loss	(782)	(782)
Less: Treasury stock (11,618 shares) at cost	(328)	(328)
Total Stockholders' Equity	$ 35,838	$ 40,538
Total Capitalization	$ 44,770	$ 49,470
Capital Ratios		
Stockholders' Equity to Total Assets	6.45%	7.30%
Tier I Capital to Average Assets (Leverage)	8.36%	9.23%
Tier I Capital to Risk-Weighted Assets	12.52%	13.78%
Total Capital to Risk-Weighted Assets	13.77%	15.03%

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PLAN OF DISTRIBUTION

Rights Offering

On or about the date hereof, we will distribute the subscription rights, Subscription Election Forms and copies of this offering circular to individuals who owned shares of common stock of record as of 5:00 p.m., Lyons, New York time, on April 12, 2012, the record date for the rights offering. If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the Subscription Election Form and return it with payment for the shares, to the Bank. See the subsection above entitled "The Rights Offering—Method of Exercising Subscription Rights". If you have any questions, you should contact Robert Schick or Diana Johnson, at (315) 946-8260 or (315) 946-8261, respectively. The subscription rights will not be listed on any other stock exchange or trading market or on the OTC Bulletin Board. The shares of common stock issuable upon exercise of the subscription rights will be listed on the under the symbol "LYBC.OB".

We have agreed to pay the escrow agent customary fees plus certain expenses in connection with the rights offering. Except as described in this section, we are not paying any other commissions, underwriting fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of subscription rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation. We estimate that our total expenses in connection with the combined rights and supplemental offerings will be approximately $200,000.

Supplemental Offering

If shares of common stock remain available for sale after the closing of the rights offering, members of our senior management and board of directors, as well as Northeast Capital & Advisory, Inc., as underwriter, will offer and sell those remaining shares to the public on a best efforts basis at the $24.00 to $28.00 per share subscription price.

The underwriter, Northeast Capital & Advisory, Inc., 7 Airport Park Blvd., Latham, New York, has agreed, subject to the terms and conditions contained in an underwriting agreement with us, to sell, as underwriter, on a best efforts basis, the shares being offered in the supplemental offering. Because the supplemental offering is on a best efforts basis, the underwriter is not obligated to purchase any shares if they are not sold, and the underwriter is not required to sell any specific number or dollar amount of shares.

Initially, we anticipate that any shares offered in the supplemental offering will be offered with a preference given to natural persons residing in the seven counties in which we operate, namely Cayuga, Monroe, Onondaga, Ontario, Seneca, Wayne and Yates, in what we will refer to as the "community" portion of the supplemental offering, Subsequently, we anticipate that any shares remaining available in the supplemental offering will be offered by the underwriter outside of these areas in what we refer to as the "syndicated" portion of the supplemental offering. Note, however, that all decisions on offers to be made and subscriptions to be accepted in the supplemental offering remain in our sole discretion of the Bank.

In the supplemental offering, the minimum required purchase is 500 shares except that employees of the Bank and its subsidiaries may purchase a minimum of 25 shares and there is no minimum purchase required of a shareholder. The 25 share minimum required purchase for our employees is based on our desire to encourage stock ownership by the Bank's employees.

The underwriter has informed us that it proposes to offer the supplemental offering shares as underwriter in the "syndicated" portion of the supplemental offering, subject to prior sale, when, as and if issued by us, in part to selected purchasers in the States of Connecticut, Massachusetts, Nebraska, New York, Pennsylvania and Vermont at the supplemental offering price set forth on the cover page of this offering circular and in part through certain selected dealers to customers of such selected dealers at the supplemental offering price. Each selected dealer may receive a sales discount not in excess of $1.20 to $1.40 from the offering price for each share that it sells. The underwriter reserves the right to reject any order for the purchase of shares through it, in whole or in part.

Neither the rights offering nor the supplemental offering is contingent upon the occurrence of any event or the sale of a minimum or maximum number of shares. Funds received in the offering (by us in the case of the rights offering and by the underwriter in the case of the supplemental offering) will be deposited with and held by an escrow agent in a non-interest bearing account until the closing of the both the rights offering and supplemental offering. Closing of both offerings is expected to occur on or about May [ ], 2012.

The underwriter provides investment banking services to us from time to time in the ordinary course of business and has advised us on the structure of the rights offering. We have paid a $50,000 retainer and we will pay the underwriter a financial advisory fee equal to 2% of the price of the shares sold in the rights offering and community portion of the supplemental offering to residents of New York State, and a commission equal to 7% of the price of the shares sold in the syndicated portion of the supplemental offering. We have agreed to reimbursement the underwriter for its expenses up to $30,000, which is included in our expenses of $200,000 described above. We have also agreed to indemnify the underwriter against certain civil liabilities, including liability under the Securities Act.

OUR COMPANY

General

Lyons Bancorp, Inc., which is a bank holding company under the Federal Bank Holding Company Act of 1956, owns all of the outstanding capital stock of The Lyons National Bank and all of the common beneficial interest of the Lyons Capital Statutory Trust I, Lyons Capital Statutory Trust II and Lyons Statutory Trust III. Lyons Bancorp, Inc. was incorporated under the laws of the State of New York on April 15, 1987.

The Lyons National Bank is a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the areas surrounding our banking offices and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Over the past several years, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2011, we had $555.5 million in total assets, $360.0 million in total loans, $461.0 million in total deposits and $35.8 million in stockholders' equity. During 2011, we reported net income of $5.1 million or $3.76 per diluted share, a 16% increase over the same period in 2010.

Lyons Bancorp's primary asset is The Lyons National Bank. At December 31, 2011, Lyons Bancorp, Inc. was staffed by three part-time employees; Robert A. Schick, President and Chief Executive Officer, Diana R. Johnson, Treasurer and Carol Snook, Secretary. None of these employees receives compensation from Lyons Bancorp, Inc. All three are full-time, compensated employees of The Lyons National Bank. Mr. Schick is President and Chief Executive Officer of The Lyons National Bank; Ms. Johnson is Executive Vice President and Chief Financial Officer; and Ms. Snook is Corporate Executive Secretary.

Our principal executive office is located at 35 William Street, Lyons, New York 14489. This historical building houses our corporate offices, data processing center, and most of our bank operations functions. We believe this facility has the capacity to service our needs for the foreseeable future.

Our telephone number is (315) 946-4871 and our web-site is www.bankwithlnb.com. Information at our web site is not part of this offering circular.

Lyons National Bank

The Lyons National Bank commenced business operations in 1852 as the Palmyra Bank of Lyons and later changed its name to The Lyons National Bank. In 1933, the Bank merged with Gavitt National Bank to create The Lyons National Bank. The Bank opened its first branch banking office in Lyons in 1986 and added a second in Wolcott, New York in 1990. Our pace of expansion accelerated as we entered the Newark, New York market in 1996 and upgraded to a new facility there in 2000. Our first supermarket location commenced operations in Macedon, New York in 1997 and in 2007, was moved to a full-service banking office. We opened full service banking offices in Ontario, New York in 1999, in Jordan, New York in 2001, in Clyde, New York in 2002, in Geneva, New York in 2003, in Penn Yan, New York in 2004, and Waterloo, New York in 2010. We constructed new facilities for our Geneva and Penn Yan offices in 2005.

The Bank is a full service community oriented commercial bank, without trust powers. We believe the Bank presents an alternative to large national or regional financial institutions by offering local ownership, local decision-making and other personalized service characteristics of community banks.

The Bank has one subsidiary, Lyons Realty Associates Corp. (Lyons Realty). The Bank owns all of the common stock and 93.5% of the non-voting preferred stock of Lyons Realty. A group of investors owns approximately 6.5% of Lyons Realty's non-voting preferred stock.

Other Subsidiaries

Lyons Realty Associates Corp., is a New York corporation formed by the Bank in June 2001 to operate as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Lyons Realty primarily acquires, owns and holds a portfolio of real estate mortgages and related assets. To date, our Bank has originated all of the mortgages held by Lyons Realty. As of December 31, 2011, Lyons Realty held $63.9 million in real estate mortgages. Lyons Realty does not provide any services or products to third parties.

Lyons Capital Statutory Trust I, or Trust I, is a Connecticut statutory trust which Lyons Bancorp, Inc. formed in June 2003. Lyons Capital Statutory Trust II, or Trust II, is a Delaware statutory business trust we formed in August 2004. Lyons Statutory Trust III, or Trust III, is a Connecticut statutory trust which Lyons Bancorp, Inc. formed in December 2009. These trusts are not authorized and do not conduct any trade or business and were formed for the sole purpose of the issuance, sale and administration of the preferred trust capital securities. The trusts' principal assets are subordinated debentures issued by Lyons Bancorp, Inc. In June 2003 concurrently with Trust I's acquisition of these subordinated debentures, Tioga State Bank, a non-affiliated entity, purchased from Trust I $1.0 million of preferred trust capital securities. In August 2004, concurrently with Trust II's acquisition of these subordinated debentures, Trust II issued $5.0 million of preferred trust capital securities to investors. In February 2010, concurrently with Trust III's acquisition of these subordinated debentures, Trust III issued $2.9 million of preferred trust capital securities to investors.

The capital securities issued by these trusts are classified as long-term debt for financial statements purposes, but Tier 1 capital for regulatory purposes. For a further description of the details of these transactions see "Banking Operations – Sources of Funds – Borrowings;" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital."

Products and Services

The Company, through our banking subsidiary, provides a wide range of traditional commercial and retail banking products and services for individuals and small to medium sized businesses primarily in our market area. The Bank's services include accepting time, demand and savings deposits, and making secured and unsecured loans. See "-- Sources of Funds – Deposits." Deposits in the Bank are insured to applicable limits by the Federal Deposit Insurance Corporation. The Bank offers enhanced delivery system options such as Internet and telephone banking and helps business customers manage their cash flow with Automatic Clearing House origination and cash management services. Other services the Bank offers include safe deposit boxes, money orders, wire transfers, drive-through facilities, 24-hour depositories, and ATMs. The Bank's lending products include residential and commercial real estate loans, agricultural, commercial, and consumer loans. See "Banking Operations - Lending Activities."

The Bank, through an arrangement with Linsco/Private Ledger, a non-affiliated entity, makes non-insured financial services and products available to its customers and potential customers. These products range from stocks, bonds and mutual funds to life insurance and annuities. Linsco/Private Ledger also offers advisory services to the Bank under this arrangement. Linsco/Private Ledger sells the product or service to the customer and the Bank receives a referral commission from Linsco/Private Ledger for the sale. The commissions we receive from these transactions are intended to help offset some of the risk associated with our net interest margin because it can provide a recurring source of revenue. During 2011, the amount of revenue we generated from these products was $669,000.

Business Strategy

Our mission is to increase shareholder value by offering financial services to a constantly changing market. Our strategy includes:

- Growing our community banking franchise mainly with de novo branch expansion in selected markets where we can gain a competitive advantage by providing our customers with personal service;

- Expanding our relationships with commercial and agricultural customers through utilizing lending officers who know our customers' businesses and can offer competitive products to meet their needs;

- Cementing retail market loyalty by focusing on core consumer needs for transaction services and residential mortgages;

- Continuing to expand our sales of non-bank financial services to produce stronger and more diversified sources of fee income and to broaden our customer base; and

- Purchasing branches from other institutions or acquiring whole financial institutions.

Grow Franchise

As of June 2011, based on statistics provided by the Federal Deposit Insurance Corporation, we ranked first in our deposit market share among banks in Wayne County, New York, achieving our long-term goal. However, we do not intend to rest on our laurels; rather it is our intention to continue to increase our desirable customer penetration in Wayne County.

Since 2000, we have opened four offices outside Wayne County. Our strategy is to open de-novo or acquire banking offices in communities that we believe have either been abandoned or poorly served by current financial institutions. Before opening offices in these communities, we generally identify and hire individuals who can provide unique personal service in the market. We also seek motivated advisory board members and a core customer group.

We also plan to consider acquisitions of other whole banks, financial institutions and financial related service companies and/or individual branch offices. As of the date of this memorandum, we do not have any agreements, arrangements or understandings for acquisitions of any kind.

We seek to provide customers the personal attention they desire while having the technological ability to provide services such as on-line Internet banking that require less customer contact.

Deepen Commercial and Agricultural Relationships

On December 31, 2011, we had $360.0 million of total loans. The most significant concentration of our loans is commercial and agricultural loans, which as of December 31, 2011 totaled $186.8 million and constituted 51.9% of our total loans.

We have increased our loan portfolio by 76.8% from December 2006 to December 2011. We have a staff consisting of seven commercial/agricultural lending officers and six residential mortgage and consumer loan officers. These loan officers are supported by a credit administration department consisting of a chief credit administrator, a credit administrator manager, three analysts and an administrative assistant. Further, our loan operations department consists of two supervisors, and ten clerical employees.

Cement Retail Loyalty

In order to attract consumers, we offer products that address consumers' needs to manage their funds on a day-to-day basis and finance homes. We offer checking and savings products, which are accessible by either visiting our local offices or by electronic means. We have a large network of ATMs and offer full access for our customers in all of the major domestic ATM networks. Internet and telephone banking provide customers additional alternatives to access their accounts.

The decision to purchase or refinance a home is a significant financial transaction for most of our customers. If the loan is a plain-vanilla mortgage that meets all of the standards of the secondary marketplace, we can originate, sell, and service the loan. This allows customers to take advantage of national funding options while retaining a local contact should any problems develop. The Bank benefits because it can generate fees for these services. Another advantage of this approach is that the loan will not impose regulatory capital requirements on us, allowing us to originate additional loans. For those properties that do not fit into the one-size-fits-all box of the secondary market, we can originate and hold the loan, and do so at a premium rate.

We intend to continue emphasizing the core consumer deposit and mortgage products in our market and to continue to build our serviced mortgage portfolio.

Expand Sales of Non-Bank Financial Services

Making noninterest income a larger part of our total revenue stream and broadening our base of customers and increasing customer retention through sales of these products and services is an integral part of our strategy. The Bank, through an arrangement with Linsco/Private Ledger, makes non-insured financial services and products available to its customers and potential customers. These products range from stocks, bonds and mutual funds to life insurance and annuities.

Purchase Branches or Banks

We have contacted various larger financial institutions to determine if any are interested in selling certain branches that are within our geographic footprint. We recently entered a non-binding bid in relation to First Niagara's branch divestitures, which has since been declined. We periodically review opportunities for full bank acquisitions as well. Currently, we do not have any agreements, arrangements or understandings for acquisitions of any kind.

Business Support Strategies

To support our business growth we believe that we need to execute the following five key business support strategies.

Marketing and Sales Approach

To generate increased revenues in the fast-changing financial services marketplace, we believe that we must balance our community banking culture with an effective marketing and sales approach. As we compete for customers, we strive to project a consistent image to the consumer. We also train our staff to identify the needs of our customers so that we can offer them the products and services that will generate our future profits.

Expanded Product Lines

In addition to our current arrangement with Linsco/Private Ledger, we plan to support better marketing and training by developing and offering additional products and services to our customers. We expect to develop products in-house and offer them through our own systems and customer representatives. In addition, we will consider utilizing out-sourcing options that offer a good trade-off between time to market and revenues generated. New product lines we are considering include: insurance, brokerage, financial planning, investment management, and trust services.

Infrastructure

We have increased the assets of the Company from $338.1 million on December 31, 2006 to $555.5 million on December 31, 2011, an increase of 64.3%. During this time the staff has increased to 142 full-time equivalent employees or 17.4%. In order for us to continue our success we plan to deepen the organizational structure of the Company by adding expertise in certain specialized areas, such as additional information technology support and by adding to staff positions throughout the Company.

In August of 2007, we updated our core operating system with software from a company called Open Solutions, Inc. Open Solutions, Inc. is a leading provider of banking software and data center solutions and currently provides us with a robust suite of products and services designed to help us meet our customer needs. With Open Solutions, Inc. providing our data center services, the responsibility for the technical aspects of technology lies with experts while keeping the responsibility for strategy within the Company. A key portion of our future success will rest on our ability to utilize the capabilities of our systems to provide timely information upon which to make decisions.

Manage Risk

The key risks we face include credit, liquidity, interest rate sensitivity, compliance, reputation, and operations. We manage each of these areas in a structured fashion. Although each of our risks is managed by individuals and systems unique to the particular risk in question, we maintain a global risk management process as well. This approach allows us to monitor the various risks we face in an integrated fashion. We feel it is important to review risk trends in all areas at the same time to make sure that we are not subject to a correlated increase in risk that could feed on itself. Our internal Risk Management Committee is charged with the responsibility to gather information from each risk area, collate it, and review the implications in an enterprise-wide fashion. We self-rate the Company in the different areas and take care to compare these ratings to those provided by outside parties (auditors, examiners, etc.) for consistency.

The potential risk to our reputation from rumor or unauthorized activities could cause severe harm to our business. We take any comments made about the Company seriously and counter any inaccuracies we find as quickly as we can. All of our employees and directors are subject to our internal Code of Conduct Policy that provides strict guidelines for actions and formal penalties for violations. Our corporate governance policies have been enhanced, meeting many of the guidelines in place for much larger institutions.

Operating risk has become a much more important consideration in the past few years as new threats have been presented. We have established strict privacy requirements in all of our customer dealings. We have taken steps to secure our data processing areas from attack both physical and through electronic means. We believe our disaster recovery procedures are adequate.

Capital Management

Capital raising activities generally take place at Lyons Bancorp, Inc. while capital use other than dividend and interest payments is primarily related to the Bank's business and regulatory needs. We work to closely integrate the capital needs of Lyons Bancorp, Inc. and the Bank so that capital movement between the two entities is both timely and appropriately sized. See "Management's Discussion and Analysis of Financial Condition and Results of Operations–Capital"

Banking Operations

Market Area

During June 2003, we opened our first location in Ontario County, New York by adding a banking office on Seneca Street in Geneva, New York. We relocated that office to our new facility at 399 Exchange Street in June of 2005. Expanding into Geneva is strategically important to us. Geneva proper is one of the largest markets in our service area with a population of over 13,500 and bankable deposits of approximately $400 million. When we opened our branch, we became but the fourth bank to establish a presence in the city.

While opening our first banking office in Ontario County is important in its own right, being in Geneva has afforded us the opportunity to springboard into other markets in Ontario County and has opened a door on the entire Finger Lakes Region. In May of 2004 we opened our branch in Penn Yan, in Yates County, in a temporary storefront. We moved into our permanent facility in January of 2005.

In May 2010, we opened our newest office in Waterloo, Seneca County, in a temporary location, and moved into our permanent facility in December 2010. With the opening of the Seneca County banking office, the Bank now operates eleven banking offices within its primary market area, which is centered around Lyons, New York. The Bank's primary market area now encompasses Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York State.

The following maps show the Bank's primary market area:



Irondequoit
Sodus
9
6
10
7
11
4
1
90
Honeoye Falls
8
Auburn
Canandaigua
3
Union Springs
Moravia
2
Naples
Monroe
Wayne
Onondaga
Ontario
Yates
Seneca
Cayuga

{1479910: }

Lending Activities

The principal lending activity of the Bank has been the origination for its own portfolio of adjustable and fixed-rate loans secured by various forms of collateral. The Bank also originates fixed rate residential mortgages, some of which it sells to third parties and retains the servicing rights. The value of the servicing rights associated with these sold mortgages was $462,000, $422,000, and $369,000 as of December 31, 2011, 2010 and 2009, respectively.

The following tables set forth the composition of our loan portfolio, by type of loan at the dates indicated, the maturities of loans and sensitivity of loans to changes in interest rates:

Summary of Loan Portfolio
By Type
(In thousands)

	As of December 31				
Type	2011	2010	2009	2008	2007
Construction real estate	$ 5,049	$ 3,559	$ 10,065	$ 4,112	$ 6,118
Residential real estate	141,730	118,130	98,502	91,537	72,935
Commercial real estate	81,097	72,262	66,641	51,720	49,905
Agriculture real estate	20,839	19,792	17,276	13,385	11,628
Total mortgage loans on real estate	248,715	213,743	192,484	160,754	140,586
Commercial loans	58,778	51,439	47,445	42,563	37,807
Agriculture loans	23,024	19,790	20,975	16,847	15,473
Consumer installment loans	29,434	27,657	27,322	25,293	23,968
Total loans	$359,951	$ 312,629	$288,226	$ 245,457	$ 217,834
Allowance for loan losses	(7,001)	(6,441)	(4,912)	(3,472)	(3,861)
Total loans, net of allowance	$352,950	$ 306,188	$283,314	$ 241,985	$ 213,973

Remaining Maturity of Selected Loans
At December 31, 2011

(In thousands)	Within 1 Year	1-5 Years	5 Years +	Total
Commercial loans	$ 23,681	$ 16,909	$ 18,188	$ 58,778
Agricultural loans	11,633	6,234	5,157	23,024
Commercial real estate	245	4,505	79,443	84,193
Agriculture real estate	25	277	20,537	20,839
Residential real estate	2,009	2,794	138,880	143,683
Total	$ 37,593	$ 30,719	$ 262,205	$ 330,517

Sensitivity of Loans to Changes in Interest Rates
(Dollars in thousands)

	As of December 31, 2011	
	Fixed Rate	Variable Rate
Due after one but within five years	$ 16,438	$ 14,281
Due after five years	$ 131,255	$ 130,950

Asset Quality

The Bank maintains written loan policies that require certain underwriting, documentation, and credit standards be met for the approval and funding of loans. Management has safeguards and procedures in place that track adherence to policies. In addition, [independent] third parties the Bank retains for loan review periodically sample the loan portfolio and report to Bank management and our Board of Directors any identified discrepancies. Generally, exceptions to policy, when made, are documented, justified, and approved by management. Lending authorities are recommended by management and approved by our Board of Directors. Management reports measures of both loan quality and loan portfolio growth on a regular basis to our Board.

Our allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in our loan portfolio. In its continuing evaluation of the allowance and its adequacy, management considers the Bank's loan loss experience, the amount of past-due and nonperforming loans, current and anticipated economic conditions, underlying collateral values securing loans and other factors which affect the allowance for potential credit losses. Bank management monitors the adequacy of the allowance through the use of a model designed to comply with the requirements of the Office of the Comptroller of the Currency.

While it is the Bank's policy to charge-off loans in the period in which a loss is considered probable, there are additional factors impacting potential future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. These factors include such items as the general state of the economy and value of collateral. Management's judgment as to the adequacy of the allowance is, therefore, necessarily approximate. The allowance is also subject to regulatory examinations as to adequacy, which may include reviews of the methodology used to arrive at the allowance and comparison of the allowance to peer institutions.

The commercial loan policy provides that the accrual of interest on commercial and real estate loans ceases when there is significant, undermining deterioration of the borrower's financial position, or payment in full of principal or interest is not expected; this may result in the placement of a contractually performing loan into nonaccrual status. In addition, a loan with principal or interest that has been in default for a period of ninety (90) days or more may be placed in nonaccrual status, unless the asset is both well secured and in the process of immediate collection. An asset is "well secured" if it is secured by collateral in the form of liens on or pledges of real or personal property, or marketable securities, having a realizable value sufficient to discharge the debt (including accrued interest) in full, or, by the guarantee of a financially responsible party. An asset is "in the process of collection" if collection of the asset is proceeding in due course either (1) through legal action, including judgment enforcement procedures, or (2) in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status in the near future.

Our consumer loan policy provides that accrual of interest on residential mortgages generally ceases whenever payment of principal or interest becomes 90 days delinquent. It also provides that consumer loans, whether secured or unsecured, are considered for charge-off to the allowance for loan loss when they reach 90 days delinquent.

The following tables present a summary of the "Allocation of Allowance for Loan Loss by Loan Type" and an "Analysis of Changes in the Allowance for Loan Losses":

Allocation of Allowance for Loan Losses
By Loan Type
(In thousands)

	2011	2010	2009	2008	2007
Total loans outstanding at end of year	**$359,951**	**$312,629**	**$288,226**	**$245,457**	**$217,834**
ALLOCATION OF THE ALLOWANCE BY LOAN TYPE:					
Commercial	**$ 1,210**	$ 1,110	$ 1,635	$ 1,116	$ 897
Commercial real estate	**2,770**	2,040	1,235	747	1,240
Agriculture	**259**	210	245	149	311
Agriculture real estate	**167**	152	144	94	158
Residential real estate	**1,362**	1,054	1,005	742	627
Consumer installment	**388**	517	338	281	187
Unallocated	**845**	1358	310	343	441
Total	**$ 7,001**	$ 6,441	$ 4,912	$ 3,472	$ 3,861
ALLOCATION OF THE ALLOWANCE AS A PERCENTAGE OF TOTAL ALLOWANCE:					
Commercial	**17%**	17%	33%	32%	23%
Commercial real estate	**40%**	32%	25%	22%	32%
Agriculture	**4%**	3%	5%	4%	8%
Agriculture real estate	**2%**	2%	3%	3%	4%
Residential real estate	**19%**	17%	21%	21%	16%
Consumer installment	**6%**	8%	7%	8%	5%
Unallocated	**12%**	21%	6%	10%	12%
Total	**100%**	100%	100%	100%	100%
LOAN AND LEASE TYPES AS A PERCENTAGE OF TOTAL LOANS AND LEASES:					
Commercial	**16%**	17%	17%	17%	17%
Commercial real estate	**24%**	23%	25%	22%	25%
Agriculture	**6%**	6%	7%	7%	7%
Agriculture real estate	**6%**	6%	6%	6%	5%
Residential real estate	**40%**	39%	35%	38%	35%
Consumer installment	**8%**	9%	10%	10%	11%
Total	**100%**	100%	100%	100%	100%

The allowance has generally been increasing over the past five years, with the exception of 2008, when we changed our methodology from using standard loss factors to utilizing actual loss factors comprised of the prior eight quarters. This change in methodology resulted in a lower calculated required allowance. Since 2008, the allowance has steadily increased, with the majority of the growth in the allowance allocated to commercial real estate. The increase in this loan category reflects higher allocations driven by deterioration in the financial situation of one large commercial real estate relationship. During 2010, this relationship was deemed impaired and a specific allocation was determined using the information available to us. However, given the size of the relationship to our total Tier 1 capital and allowance for loan losses, we felt it prudent to increase the unallocated portion of our allowance to compensate for unquantifiable outcomes relating to this credit. The relationship was subsequently restructured in the third quarter of 2010, and has since performed according to its contractual agreement. During 2011, a review of possible outcomes was performed relating to this significant relationship, to better quantify the impact to us if the loan discontinued making payments and became further distressed. As a result of that review, which included assumptions regarding collateral values in a variety of disposal situations, management allocated approximately $500,000 from the unallocated portion of the allowance as a specific allocation to this credit, which is the primary reason the unallocated portion of the allowance decreased $513,000 from 2010 to 2011. We continue to monitor the performance of this credit for further signs of stress.

Analysis of Changes in Allowance for Loan Losses
(Dollars In thousands)

	Year ended December 31,				
	2011	2010	2009	2008	2007
Balance at beginning of period	$ 6,441	$ 4,912	$ 3,472	$ 3,861	$ 3,896
Loans charged off:					
Commercial	(308)	(156)	(12)	(574)	(144)
Commercial real estate	-	(441)	(155)	(136)	-
Agriculture	-	(21)	-	(21)	-
Residential real estate	(111)	(18)	(48)	(50)	(92)
Consumer installment	(215)	(364)	(165)	(159)	(235)
Total loans charged off	(634)	(1,000)	(380)	(940)	(471)
Recoveries of loans previously charged off:					
Commercial	62	15	12	66	4
Commercial real estate	10	24	3	2	26
Agriculture	-	-	-	1	-
Residential real estate	19	5	5	-	90
Consumer installment	138	80	75	77	66
Total recoveries of loans previously charged off:	229	124	95	146	186
Net loans charged off	(405)	(876)	(285)	(794)	(285)
Provision charged to operations	965	2,405	1,725	405	250
Balance at end of period	$ 7,001	$ 6,441	$ 4,912	$ 3,472	$ 3,861
Net loans charged off as a % of average loans	0.12%	0.30%	0.11%	0.35%	0.14%
Allowance as a % of total loans	1.94%	2.06%	1.70%	1.41%	1.77%
Allowance as a % of nonperforming loans	117.84%	115.00%	208.14%	136.05%	117.71%

The provision for loan losses represents management's estimate of the expense necessary to maintain the allowance for loan losses at an adequate level. The provision for loan and lease losses was $965,000 million in 2011, compared to $2.4 million in 2010. In 2009, the provision was higher than historical levels due to increases in nonperforming loans and net charge-offs as well as concerns over weak economic conditions and uncertain real estate markets. While overall economic conditions remain weak, there have been some improvements noted in the financial conditions of several of our large commercial customers.

The level of future charge-offs is dependent upon a variety of factors such as national and local economic conditions, trends in various industries, underwriting characteristics, and conditions unique to each borrower. Given uncertainties surrounding these factors, it is difficult to estimate future losses.

The following tables summarize the Bank's nonperforming loans by class over the periods indicated:

Nonaccrual Loans
(Dollars in Thousands)

	As of December 31				
	2011	2010	2009	2008	2007
Residential real estate:					
1-4 family	$ 197	$ -	$ -	$ 65	$ 108
Home equity	-		105		
Commercial real estate	4,956	4,435	864	1,018	1,537
Agriculture real estate	211	275	322	355	295
Commercial loans	371	623	859	877	1,047
Agriculture loans	6	1	183	211	249
Consumer installment loans:	-	-	-		
Direct	-	-	-	17	23
Indirect	200	267	27	9	21
Total nonperforming loans	$ 5,941	$ 5,601	$ 2,360	$ 2,552	$ 3,280
Total nonperforming loans as a % of total assets	1.07%	1.09%	0.51%	0.62%	0.85%
Total nonperforming loans as a % of total loans	1.65%	1.79%	0.82%	1.04%	1.51%

The difference between the interest income that would have been recorded if these loans had been paid in accordance with their original terms and the interest income that was recorded for the year ended December 31, 2011, was $334,000. The amount for the year ended December 31, 2010, was $218,000.

Management reviews the loan portfolio continuously for evidence of potential problem loans. Potential problem loans are loans that are currently performing in accordance with contractual terms, but where known information about possible credit problems of the related borrowers causes management to have doubt as to the ability of such borrowers to comply with the present loan payment terms and may result in such loans becoming nonperforming at some time in the future. Management considers loans classified as Substandard, which continue to accrue interest, to be potential problem loans. Through our internal loan review function, we have identified 35 commercial relationships totaling approximately $8.2 million at December 31, 2011 that are classified as Substandard, and continued to accrue interest. We continue to monitor these relationships; however, we cannot predict the extent to which continued weak economic conditions or other factors may further impact borrowers. These loans remain in a performing status due to a variety of factors, including payment history, the value of collateral supporting the credits, and personal or government guarantees. These factors, when considered in the aggregate, give management reason to believe that the current risk exposure on these loans does not warrant accounting for these loans as nonperforming. However, these loans do exhibit certain risk factors, which have the potential to cause them to become nonperforming.

Accordingly, management's attention is focused on these credits, which are reviewed on at least a quarterly basis.

Past Due and Restructured Loans
(In Thousands)

	As of December 31,				
	2011	2010	2009	2008	2007
Loans past due 90 days or more and accruing:					
Consumer installment loans:	$ 15	$ -	$ -	$ -	$ -
Total	$ 15	$ -	$ -	$ -	$ -

Nonperforming loans (loans in nonaccrual status and loans past due 90 days or more and still accruing interest) were $6.0 million at December 31, 2011, up from $5.6 million at December 31, 2010, and up from $2.4 million at December 31, 2009. A breakdown of nonperforming loans by portfolio segment is shown above. The increase in nonperforming loans during 2010 was primarily due to the additional of one large commercial real estate loan.

Loans are considered modified in a troubled debt restructuring (TDR) when, due to a borrower's financial difficulties, we make a concession(s) to the borrower that we would not otherwise consider. When modifications are provided for reasons other than as a result of the financial distress of the borrower, these loans are not classified as TDR's or impaired. These modifications may include, among others, an extension of the term of the loan, and granting a period when interest-only payments can be made, with the principal payments made over the remaining term of the loan or at maturity. TDRs of $3.7 million, $4.0 million and $0 as of December 31, 2011, 2010 and 2009, respectively are included in the above table within nonaccrual loans. The TDR amounts at December 31, 2011 and 2010 consist of one commercial relationship where three loans were combined into one resulting loan with interest and term concessions granted due to the stressed financial condition of the borrower. The decrease in the balance was due to principal pay downs resulting from both monthly payments and the sale of some real estate collateral securing the loans.

In general, we place a loan on nonaccrual status if principal or interest payments become 90 days or more past due and/or management deems the collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements. Although in nonaccrual status, we may continue to receive payments on these loans. These payments are generally recorded as a reduction to principal and interest income is recorded only after principal recovery is reasonably assured. As of December 31, 2011, we were regularly receiving payments on approximately 98% of the loans categorized as nonaccrual.

The recorded investment in loans and leases that are considered impaired totaled $5.5 million at December 31, 2011, and $5.3 million at December 31, 2010. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Specific allowance on individually identified impaired loans that are not collateral dependent are measured based on the present value of expected future cash flows discounted at the original effective interest rate of each loan. For loans that are collateral dependent, impairment is measured based on the fair value of the collateral less estimated selling costs.

The average recorded investment in impaired loans was $5.6 million in 2011, $4.2 million in 2010, and $2.6 million in 2009. At December 31, 2011, $5.1 million of impaired loans had specific allocations of $1.8 million and $464,000 had no specific allocation. At December 31, 2010, $4.6 million of impaired loans had specific allocations of $1.1 million and $721,000 had no specific allocation. At December 31, 2009, $1.5 million of impaired loans had specific allocations of $480,000 and $686,000 had no specific allocations. The majority of impaired loans are collateral dependent impaired loans that have limited exposure to loss and require limited specific allocations because of the amount of collateral support with respect to these loans and previous charge-offs. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured. In these cases, interest is recognized on a cash basis. Interest income recognized on impaired loans, all collected in cash, and was $5,000 for 2011, $37,000 for 2010, and $96,000 for 2009.

Investment Activities

Our securities portfolio is comprised of interest-bearing notes, bonds and pass-through securities issued by the United States government and its direct and sponsored agencies, as well as state and local municipal obligations. Our available-for-sale portfolio provides a source of liquidity, collateral for repurchase agreements and public funds as well as being a means of diversifying our interest earning asset portfolio. While we generally intend to hold our investment portfolio assets until maturity, a significant portion of the portfolio is classified as available-for-sale. Securities so classified are accounted for at fair value with the unrealized appreciation and depreciation reported as a separate component of stockholders' equity, net of income tax effects. Securities not classified as available-for-sale are recorded in the held to maturity category and accounted for at amortized cost. We invest in securities for the yield they produce and not to profit from trading the securities.

The securities portfolio also includes non-marketable equity securities that are carried at cost because they are not readily marketable or have no quoted market value.

The following tables summarize the fair values of the investment portfolio as of the dates indicated:

Investment Securities
(In thousands)

	As of December 31,		
	2011	2010	2009
Available-for-Sale:			
United States treasuries	$ 5,155	$ 12,977	$ -
United States agencies	30,812	27,016	32,303
Mortgage-backed securities	55,704	61,013	61,902
State and local government obligations	51,409	53,290	34,385
Total debt securities	$ 143,080	$154,296	$ 128,590
Held to Maturity:			
Local government obligations	$ 7,558	$ 5,306	$ 4,777
Restricted Equity Securities, at cost	$ 4,001	$ 2,949	$ 2,424

All of our mortgage-backed securities are residential direct pass through securities or collateralized mortgage obligations issued or backed by government sponsored enterprises.

The fair value (Available–for-Sale), amortized cost (Held-to-Maturity), and weighted average yield of the combined investment portfolios of Lyons Bancorp, Inc. and the Bank as of December 31, 2011, by final contractual maturity or repricing date, are as follows:

Investment Portfolio
(Dollars In thousands)

	As of December 31, 2011	
Available-for-Sale	Fair Value	Average Yield[1]
Due in one year or less	$ 7,155	3.19%
Due after one to five years	52,966	2.83%
Due after five to ten years	25,216	3.13%
Due after ten years	2,039	2.49%
Securities not due at a single maturity date	55,704	2.63%
Total	$ 143,080	2.82%
Held-to-Maturity	Amortized Cost	Average Yield[1]
Due in one year or less	$ 4,020	2.27%
Due after one to five years	1,504	5.12%
Due after five to ten years	809	6.15%
Due after ten years	1,225	6.05%
Total	$ 7,558	3.87%
Total Investment Securities[2]	$ 150,638	2.87%

(1) Average yields are stated on a tax equivalent basis.
(2) Total does not include equity securities

At December 31, 2011, there were no holdings of any one issuer, other than the U.S. Government sponsored entities, in an amount greater than 10% of the Company's stockholders' equity.

Sources of Funds

General. The major sources of our funds for lending and other investment purposes are deposits, scheduled principal repayments, prepayment of loans and mortgage-backed securities, maturities and calls of investment securities, equity capital investment, borrowings, and cash flows from operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposits. We attract customer deposits principally from within our primary market area by offering a broad selection of deposit instruments, including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law.

The following table is a summary of our deposits for each of our last three fiscal years:

Deposits - Average Balances and Rates
(Dollars in thousands)

	2011		2010		2009	
	Average Balances	Average Rate	Average Balances	Average Rate	Average Balances	Average Rate
Noninterest-bearing demand deposits	$ 86,267	0.00%	$ 75,753	0.00%	$ 65,148	0.00%
NOW accounts	50,092	0.19%	43,319	0.23%	37,732	0.26%
Money market & savings accounts	208,846	0.76%	169,666	0.75%	133,068	0.74%
Time deposits	120,117	1.06%	127,949	1.37%	142,300	2.27%
	$ 465,322	0.63%	$ 416,687	0.75%	$ 378,248	1.14%

The maturity distribution of time deposits of $100,000 or more at December 31, 2011 was:

	As of December 31, 2011 (in thousands)
Three months or less	$ 14,041
Over three months through six months	6,830
Over six months through one year	24,305
Over one year	10,084
Total	$ 55,260

Borrowings. To help fund our loan growth from time to time we obtain advances from the Federal Home Loan Bank of New York and under securities repurchase agreements with customers. The following table summarizes these borrowings as of December 31 in the years indicated:

Borrowings
(Dollars in thousands)

	As of December 31					
	2011		2010		2009	
	Amount	Average Cost	Amount	Average Cost	Amount	Average Cost
Borrowings from Federal Home Loan Bank	$35,000	0.46%	$36,800	0.76%	$27,100	0.84%
Securities Sold Under Agreements to Repurchase	7,058	0.43%	7,691	0.59%	8,946	0.89%
Total	$42,058	0.46%	$44,491	0.73%	$36,046	0.85%

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As of December 31, 2011, the Bank had $25.7 million and $48.6 million of availability from Federal Home Loan Bank of New York and the Federal Reserve Bank, respectively, subject to collateral availability. In addition, at December 31, 2011, the Bank had available unsecured lines of credit agreements with correspondent banks, permitting borrowings to a maximum of $10.0 million. There were no outstanding advances against those lines at December 31, 2011. The Bank may access funds through general markets such as national repurchase agreements. At December 31, 2011, the Bank had no national repurchase agreements.

The following tables present additional information concerning borrowings for the indicated years ended December 31:

Borrowings
(In thousands)

	For the years ended December 31,		
	2011	2010	2009
Average Balance	$ 13,772	$ 19,424	$ 7,501
Maximum month-end balance	$ 36,800	$ 35,600	$ 23,000

The following tables present information concerning securities sold under agreements to repurchase for the indicated years ended December 31:

Securities Sold Under Agreement to Repurchase
(In thousands)

	For the years ended December 31,		
	2011	2010	2009
Average Balance	$ 7,416	$ 8,106	$ 8,265
Maximum month-end balance	$ 8,832	$ 9,510	$ 10,717

Securities sold under agreements to repurchase mature in less than 90 days from the transaction date. Securities sold under agreements to repurchase either remain under the control of the Bank or are held in third party custodial accounts that recognize the Bank's interest in the securities.

We currently own three statutory trust companies which we formed for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. In each case, we issued junior subordinated debentures to the trusts, which, in turn, issued trust preferred securities to the respective trust investors in the same amount. The junior subordinated debentures are the principal asset of the trusts. The trust preferred securities are classified as long-term debt for the financial statements, but are included as Tier 1 capital for regulatory purposes. See "Management Discussion and Analysis of Financial Condition and Results of Operation -- Capital."

In June 2003, we formed Lyons Capital Statutory Trust I, a wholly-owned Connecticut statutory business trust subsidiary, or Trust I. Shortly thereafter, we issued $1.0 million of subordinated debentures to Trust I who issued $1.0 million in trust preferred securities to Tioga

State Bank. The interest rate on this security, 3.330% at December 31, 2011, is variable, adjusting quarterly at three-month LIBOR plus 2.75%. The interest is payable quarterly. The trust preferred securities mature in June 2033, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier 1 capital is no longer permitted, or certain other contingencies arise. Our subordinated debentures issued to Trust I also mature on June 27, 2033 and bear interest at the three-month LIBOR plus 2.75% (3.330% at December 31, 2011), payable quarterly.

We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures, in whole or in part, beginning on June 27, 2008 and quarterly thereafter or within 120 days throughout the entire term of the debentures should certain special events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 100.4% at December 31, 2011 to 100% on June 27, 2013 and after.

In August 2004, we formed Lyons Capital Statutory Trust II, a Delaware statutory business trust, or Trust II. We issued $5.2 million of subordinated debentures to Trust II who issued $5.0 million in trust preferred securities to investors. The interest rate on this security, 3.145% at December 31, 2011, is variable, adjusting quarterly at three-month LIBOR plus 2.65%. The interest is payable quarterly. The trust preferred securities mature in August 2034, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier 1 capital is no longer permitted, or certain other contingencies arise.

Our subordinated debentures issued to Trust II also mature on August 23, 2034 and bear interest at the three-month LIBOR plus 2.65% (3.145% at December 31, 2011), payable quarterly. We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures in whole or in part, on a quarterly basis beginning on August 23, 2009, and the option to redeem the debentures in whole or in part, throughout the entire term of the debentures, within 90 days of one or more of the following events relating to the debentures: (a) the deduction of related interest for federal income tax purposes is prohibited, (b) treatment as Tier I capital is no longer permitted, or (c) certain other events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 100.6% at December 31, 2011 to 100% on August 23, 2014 and after.

In December 2009, the Company entered into an interest rate swap agreement (swap) with an effective date of February 23, 2011. The Company designated the swap as a cash flow hedge and it is intended to protect against the variability of cash flows associated with Trust II. The swap modifies the pricing characteristic of Trust II, wherein the Company receives interest at three-month LIBOR plus 2.65% from a counterparty and pays a fixed rate of interest of 6.80% to the same counterparty calculated on a notional amount of $5.0 million. This agreement will expire on November 23, 2019. The swap agreement was entered into with a counterparty that met the Company's credit standards, and the agreement contains collateral provisions protecting the at-risk party. The Company believes that the credit risk inherent in this contract is not significant. At December 31, 2011, the company pledged $1.0 million cash collateral to the counterparty.

In December 2009, we formed Lyons Statutory Trust III, a Delaware statutory business trust, or Trust III. We issued $3.0 million of subordinated debentures to Trust III who issued $2.9 million in convertible trust preferred securities to accredited investors. The interest rate on this security is fixed at 6.00%. The interest is payable quarterly. The trust preferred securities mature in February 2040, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier 1 capital is no longer permitted, or certain other contingencies arise.

At any time, each capital security of Trust III is convertible into shares of the Company's common stock at a conversion rate of 36 shares of common stock per $1,000 capital security investment (as adjusted for a three-for-two stock split effective February 29, 2012), subject to proportionate adjustments for splits, stock dividends, recapitalization and the like, and issuances on a pro rata basis below the current market value, in-kind dividends and tender offers above market value.

Our subordinated debentures issued to Trust III also mature on February 12, 2040 and bear a fixed rate of interest at 6.00%, payable quarterly. We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures in whole or in part, on a quarterly basis beginning on February 1, 2015, and the option to redeem the debentures in whole or in part, throughout the entire term of the debentures, within 90 days of one or more of the following events relating to the debentures: (a) the deduction of related interest for federal income tax purposes is prohibited, (b) treatment as Tier I capital is no longer permitted, or (c) certain other events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 102.5% beginning in February, 2015 to 100% on February 1, 2020 and after.

If we elect to defer interest payments as described above on either Trust I, Trust II, or Trust III trust preferred securities, or if the debentures are in default, we are, among other things, prohibited from declaring or paying dividends.

Legal Proceedings

Currently, we are not subject to any pending lawsuits in which claims for material monetary damages are asserted.

Competition

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The Bank competes with other financial institutions and service providers such as commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms and mutual fund companies. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of the Bank.

Some of the largest banks in the Country have offices in our markets. These institutions have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we do and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services and electronic technology that we may. To offset these competitive disadvantages, the Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

As of December 31, 2011, we employed 153 persons, of which 131 were full time. The Bank provides a variety of employment benefits and considers its relationship with its employees to be good. We have no collective bargaining agreements with any employees.

Properties

The location of the eleven banking offices operated by the Bank and certain other information related to these offices is set forth below:

Location	Owned or Leased
35 William Street, Lyons, New York 14489	Owned
Routes 14 & 31, Lyons, New York 14489	Owned
4 Williams Street, Clyde, New York 14433	Leased
2 North Main Street, Jordan, New York 13080	Owned
5996 New Hartford Street, Wolcott, New York 14590	Owned
750 West Miller Street, Newark, New York 14513	Leased
359 NYS Route 31, Macedon, New York 14502	Owned
399 Exchange Street, Geneva, New York 14456	Owned
Tops Plaza, 6256 Furnace Road, Ontario, New York 14519	Leased
205 Liberty Street, Penn Yan, New York 14527	Owned
2433 State Route 414, Waterloo, New York 13165	Owned

We consider all of these banking offices to be well located and suitably equipped to serve as banking facilities. In the opinion of management the properties are adequately covered by insurance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist readers in understanding and evaluating the results of operation and financial condition of Lyons Bancorp, Inc., The Lyons National Bank and Lyons Realty Associates on a consolidated basis. This discussion and analysis should be read in conjunction with our consolidated financial statements and the notes relating thereto appearing elsewhere in this Memorandum.

Overview

Lyons Bancorp, Inc. is the holding company for The Lyons National Bank and its subsidiary, Lyons Realty Associates Corp. Lyons Bancorp, Inc.'s business is conducted through The Lyons National Bank, a federally chartered and regulated bank with eleven full-service banking offices in Onondaga, Ontario, Seneca, Wayne and Yates Counties in New York, an ATM network and Internet and telephone banking services. In addition, the Bank services customers in Cayuga and Monroe Counties. The Bank's corporate headquarters is located in Lyons, New York.

Our principal sources of revenue consist of income from commercial and real estate loans, including mortgage servicing fees, and consumer loans made by the Bank and its subsidiaries and investment securities held by us and the Bank as well as from a variety of deposit services offered by the Bank to its customers. We fund our operations through cash flows from operations, the Bank's deposits, maturing and called investment securities, borrowings and capital raising transactions.

We effected a three-for-two stock split of our outstanding shares of common stock, par value $.50 per share, effective at the close of business on February 29, 2012. Where a number of shares of common stock is listed in this offering circular for a date or period prior to the effective date of the stock split, that number of shares of common stock has been proportionately adjusted as if the three-for-two stock split had been in effect on that prior date or during that prior period.

Results of Operations For Years Ended December 31, 2011 and 2010

Summary of Performance

Net income was $5.1 million for 2011 compared to net income of $4.2 million for 2010, an increase of $970,000, or 23.3% over the prior fiscal year. Diluted earnings per share were $3.76 for 2011, compared to $3.24 in 2010. The improved performance year over year was due primarily to increases in net interest income and noninterest income and a reduction in provision for loan losses.

Return on average assets was 0.96% in 2011, compared to 0.85% in 2010. Return on average equity was 14.47% in 2011, compared to 12.99% in 2010.

Average Balances and Interest Rates

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets, the resultant yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average balances are derived from average daily balances. The yield on securities available-for-sale is included in investment securities and is calculated based on the historical amortized cost. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%. The yields and rates are established by dividing income or expense dollars by the average balance of the asset or liability.

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AVERAGE BALANCES AND INTEREST RATES
(Dollars in thousands)

	2011 Average Balances	2011 Income/ Expense	2011 Yields/ Rates	2010 Average Balances	2010 Income/ Expense	2010 Yields/ Rates	2009 Average Balances	2009 Income/ Expense	2009 Yields/ Rates
Assets:									
Loans (1)	$ 330,218	$ 16,968	5.14%	$ 296,601	$ 16,319	5.50%	$ 260,075	$ 15,036	5.78%
Investment securities (2)									
Taxable	106,072	2,904	2.73%	104,171	3,269	3.14%	104,325	3,870	3.71%
Tax-exempt	56,336	1,966	3.49%	47,760	1,797	3.76%	28,504	1,326	4.65%
Total securities	162,408	4,870	3.00%	151,931	5,066	3.33%	132,829	5,196	3.91%
Federal funds sold	-	-	-	51	-	-	303	1	0.20%
Other interest-earning deposits	8,472	19	0.22%	7,743	19	0.25%	10,258	25	0.24%
Total interest-earning assets	501,098	21,857	4.36%	456,326	21,404	4.69%	403,465	20,258	5.02%
Other assets	33,825			32,151			29,686		
Total Assets	$ 534,923			$ 488,477			$ 433,151		
Liabilities and Stockholders' Equity:									
Interest-bearing deposits									
NOW accounts	$ 50,092	$ 96	0.19%	$ 43,319	$ 99	0.23%	$ 37,732	$ 96	0.26%
Money market & savings accounts	208,846	1,584	0.76%	169,666	1,272	0.75%	133,068	985	0.74%
Time deposits	120,117	1,274	1.06%	127,949	1,747	1.37%	142,300	3,231	2.27%
Total interest-bearing deposits	379,055	2,954	0.78%	340,934	3,118	0.91%	313,100	4,312	1.38%
Repurchase agreements	7,416	37	0.50%	8,105	58	0.72%	8,265	94	1.14%
Borrowings from Federal Home Loan Bank	13,772	138	1.00%	19,424	213	1.10%	7,501	83	1.10%
Junior subordinated debentures	9,217	524	5.69%	8,786	341	3.88%	6,190	203	3.28%
Total interest-bearing liabilities	409,460	3,653	0.89%	377,249	3,730	0.99%	335,056	4,692	1.40%
Noninterest-bearing deposits	86,267			75,753			65,148		
Other liabilities	3,637			3,381			4,478		
Total Liabilities	499,364			456,383			404,682		
Lyons Bancorp, Inc. Stockholders' equity	35,503			32,038			28,413		
Noncontrolling interest	56			56			56		
Total Equity	35,559			32,094			28,469		
Total Liabilities and Stockholders' Equity	$ 534,923			$ 488,477			$ 433,151		
Spread in interest-bearing funds			3.47%			3.70%			3.62%
Net interest margin on earning assets		$ 18,204	3.63%		$ 17,674	3.87%		$ 15,566	3.86%
Tax equivalent adjustment		(642)			(585)			$ (429)	
Net interest income per consolidated income statements		$ 17,562			$ 17,089			$ 15,137	

(1) Nonaccrual loans are included in the average asset totals presented above.
(2) Average balances and yields on available securities are based on historical amortized cost.

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Net Interest Income

The above table shows average interest-earning assets and interest-bearing liabilities, and the corresponding yield or cost associated with each. Tax-equivalent net interest income for 2011 was $18.2 million, an increase of $530,000, or 3.0%, compared to the same period in 2010. The increase primarily resulted from overall balance sheet growth, funded by strong core deposit growth. Average earning assets for 2011 grew by $44.8 million or 9.8% compared to 2010.

The tax-equivalent net interest margin for 2011 was 3.63%, down 24 basis points compared to the net interest margin of 3.87% in 2010, as cash flows from our loan and investment portfolios were reinvested in lower yielding assets, while funding costs currently at low levels have been repricing more modestly.

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

Volume Rate Analysis
(In thousands)

	2011 Compared to 2010 Increase (Decrease) Due to Change In Average			2010 Compared to 2009 Increase (Decrease) Due to Change In Average		
Interest Income:	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Loans	$ 1,789	$ (1,140)	$ 649	$ 1,974	$ (691)	$ 1,283
Investment securities:						
Taxable	59	(424)	(365)	(6)	(595)	(601)
Tax-exempt	306	(137)	169	762	(291)	471
Federal funds sold	-	-	-	(1)	-	(1)
Other interest earning assets	1	(1)	-	(6)	-	(6)
Total interest income	2,155	(1,702)	453	2,723	(1,577)	1,146
Interest Expense:						
Interest-bearing deposits:						
NOW accounts	13	(16)	(3)	13	(10)	3
Money market and savings accounts	373	(61)	312	334	(47)	287
Time deposits	(98)	(375)	(473)	(420)	(1,064)	(1,484)
Repurchase agreements	(4)	(17)	(21)	(2)	(34)	(36)
Borrowings from Federal Home Loan Bank	(58)	(17)	(75)	131	(1)	130
Junior subordinated debentures	17	166	183	96	42	138
Total interest expense	243	(320)	(77)	152	(1,114)	(962)
Net interest income	$ 1,912	$ (1,382)	$ 530	$ 2,571	$ (463)	$ 2,108

Provision for Loan Losses

The provision for loan losses represents management's estimate of the amount necessary to maintain the allowance for loan losses at an adequate level. The provision for loan losses was $965,000 for 2011, compared to $2.4 million for 2010. The decrease in the provision for 2011 over 2010 reflects the decrease in net charge-offs, and is reflective of improvement in asset quality ratios. The ratio of nonperforming loans to total loans was 1.65% at December 31, 2011, as compared to 1.79% as of December 31, 2010. The allowance for loan losses as a percentage of period end loans was 1.94% at December 31, 2011, compared to 2.06% at December 31, 2010.

Noninterest Income

Noninterest income is a significant source of income for us, representing 26.6% of total revenues for 2011 and 25.4% for 2010. The main components of noninterest income include service charges on deposit accounts, loan servicing fees, cardholder fees, financial services fees, and gains on sale of loans and investment securities.

Our largest source of noninterest income is from service charges on deposit accounts. Service charges on deposit accounts were $2.3 million for 2011, an increase of 9.0% from 2010. The largest component of this category is overdraft fees, which is largely driven by customer activity. Loan servicing income for the 2011 was $954,000, an increase of 11.4% over the same period last year. An increase in both mortgage loan closings and the resulting servicing fees recognized on the sale of those loans were the primary reason for the increase period over period. Cardholder fee income was $780,000 for 2011, up 15.9% compared to 2010, due primarily to an increase in our interchange income. Fee income from our financial services activities was $669,000 as of December 31, 2011, an increase of 30.4% over the same period last year, due primarily to an increase in the number of relationships under management, and the general improvement occurring in the markets during the second half of 2011.

For 2011, net gains on the sales of loans totaled $743,000, compared to net gains of $534,000 for 2010. The increase in gains on sales of loans in 2011 is mainly a result of increased residential mortgage refinancing activity and the decision to sell certain loans in the secondary market to the Federal Home Loan Mortgage Corporation (FHLMC) and the Federal Home Loan Bank (FHLB). Low market interest rates led to a significant increase in the volume of homeowners refinancing existing mortgages to lower fixed rates. To manage interest rate risk exposures, we sold most of our fixed rate residential loan production during 2011.

As of December 31, 2011, net gains on the sales of available-for-sale securities totaled $407,000, compared to net gains of $727,000 for the same period in 2010. Management may periodically sell available-for-sale securities for liquidity purposes, to improve yields, or to adjust the risk profile of the portfolio.

Other income totaled $241,000 for 2011, up $94,000 or 63.9% over the same period in 2010. Included in other income are gains and losses from the sale of real estate and other assets. During 2011, we sold a facility that housed our temporary location for our new Seneca County office and recognized approximately $72,000 in gains.

Noninterest Expense

Noninterest expense for 2011 was $16.1 million, an increase of 8.2% over noninterest expense for 2010. The main components of noninterest expense include salaries and wages, pensions and benefits, occupancy expenses, data processing expenses, professional fees, and FDIC and OCC assessments.

Salary and wage expenses totaled $6.8 million in 2011, an increase of 8.8% over the same period in 2010. The primary reason for the increase is due to a full year of expense relating to the opening of a new branch office in Seneca County during June 2010. In addition, we experienced increased expenses relating to commission-based pay due to high levels of mortgage refinancing

Pensions and other benefits were $2.2 million in 2011, an increase of 10.6% compared to the prior year. The majority of the increase relate to higher health care costs as well as in increase in overall pension expense.

Occupancy expenses related to bank premises and furniture and fixtures were up $84,000 or 5.1% in 2011 compared to the prior year. A full year of expenses relating to our new Seneca County location, including maintenance expenses and depreciation were higher in 2011 compared to 2010.

Data processing expenses totaled $1.0 million in 2011, an increase of 3.3% over the prior year. The costs associated with operating the Company's core processing system contributed to the increase, offset by savings recognized by a reduction in data connectivity charges and overall technology maintenance expense.

Professional fees as of December 31, 2011, increased 3.7% year over year. We incurred higher fees during 2011 relating to amounts paid to third party providers of compliance monitoring software.

FDIC deposit insurance expense as of December 31, 2011, decreased $90,000 or 12.2%, compared to the same period in 2010, as a result of changes to the FDIC assessment method that took effect in the second quarter of 2011.

Other expenses increased by $263,000 or 20.2% as of December 31, 2011 over the same prior year period. We incurred higher fees during 2011 relating amounts paid to outside consultants for assistance on a sales training initiative, as well as higher postage costs, contributions and sponsorships and events and materials for a new customer experience initiative.

Income Tax Expense

The provision for income taxes provides for Federal and New York State income taxes. The provision for 2011 was $1.8 million, compared to $1.5 million for the same period in 2010. The effective tax rate for 2011 was 25.5% compared to 26.2% for 2010. The decrease in the effective tax rate was due primarily to a higher level of investment in tax-exempt securities.

Financial Condition

Financial Condition as of December 31, 2011 and 2010

Total assets were $555.5 million at December 31, 2011, up $41.9 million or 8.2% over December 31, 2010. Asset growth year over year was primarily in loans, which were up $47.3 million or 15.1% over December 31, 2010. Total deposits at December 31, 2011 were $461.0 million, up $37.0 million or 8.7% over December 31, 2010, driven by increases in demand deposits and money market balances.

Investment securities totaled $154.6 million at December 31, 2011, compared to $162.6 million at the end of 2010. The decrease of $7.9 million is the result of management's decision to fund loan growth with runoff from the investment portfolio, primarily principal repayments from mortgage-backed securities.

Loans totaled $360.0 million or 64.8% of total assets at December 31, 2011, compared to $312.6 million or 60.9% of total assets at December 31, 2010. Commercial loans at December 31, 2011, which include commercial and agriculture real estate, and commercial and agriculture loans, were up $22.8 million or 13.9% over December 31, 2010. The consumer portfolios at December 31, 2011, which include residential real estate and consumer installment loans, were up $24.5 million or 16.5% compared to year-end 2010, primarily in residential mortgage loans and home equity loans.

Composition of Loan Portfolio
(Dollars in thousands)

	December 31, 2011		December 31, 2010		December 31, 2009	
	Balances	Percentage	Balances	Percentage	Balances	Percentage
Commercial Loans						
Commercial real estate	$ 84,193	23.4%	$ 72,978	23.4%	$ 73,223	25.4%
Agriculture real estate	20,839	5.8%	19,792	6.3%	17,359	6.0%
Commercial loans	58,778	16.3%	51,439	16.5%	47,445	16.5%
Agriculture loans	23,024	6.4%	19,790	6.3%	20,975	7.3%
Total Commercial loans	186,834	51.9%	163,999	52.5%	159,002	55.2%
Consumer Loans						
1-4 family	91,883	25.5%	72,805	23.3%	58,569	20.3%
Home equity	51,800	14.4%	48,168	15.4%	43,333	15.0%
Direct installment	14,413	4.0%	12,916	4.1%	12,416	4.3%
Indirect installment	15,021	4.2%	14,741	4.7%	14,906	5.2%
Total Consumer loans	173,117	48.1%	148,630	47.5%	129,224	44.8%
Total Loans	359,951	100.0%	312,629	100.0%	288,226	100.0%
Allowance for loan losses	(7,001)		(6,441)		(4,912)	
Total loans, net	$352,950		$306,188		$283,314	

Nonperforming loans, defined as accruing loans greater than 90 days past due and non-accrual loans, totaled 1.65% of total loans outstanding at December 31, 2011 as compared with 1.79% at

December 31, 2010. The allowance for loan losses totaled $7.0 million or 1.94% of total loans outstanding at December 31, 2011 as compared with $6.4 million or 2.06% of total loans at December 31, 2010.

The adequacy of our allowance for loan losses is reviewed quarterly by management with consideration given to loan concentrations, charge-off history, delinquent loan percentages, and general economic conditions. Management believes the allowance for loan losses is adequate for losses from existing loans.

Total deposits were $461.0 million at December 31, 2011, up $37.0 million over December 31, 2010. The growth in total deposits from December 31, 2010 was mainly in money market and savings accounts, which were up $28.9 million or 16.4%. Noninterest bearing deposit balances were up $9.4 million or 11.2%. Interest-bearing checking accounts totaled $47.4 million, up $1.6 million or 3.4% over the prior year end. Time deposit balances were down $2.9 million or 2.5%.

The following is a summary of deposit balances for the dates indicated:

Dollars in Thousands	December 31, 2011		December 31, 2010		December 31, 2009	
	Balances	Percentage	Balances	Percentage	Balances	Percentage
Demand deposits	$ 93,797	20.3%	$ 84,357	19.9%	$ 72,549	19.0%
NOW accounts	47,410	10.3%	45,836	10.8%	41,373	10.8%
Savings and money market	204,737	44.4%	175,820	41.5%	138,782	36.3%
Time deposits	115,055	25.0%	117,993	27.8%	129,630	33.9%
Total Deposits	$ 460,999	100.0%	$ 424,006	100.0%	$ 382,334	100.0%

Other funding sources include securities sold under agreements to repurchase, borrowings from the Federal Home Loan Bank and junior subordinated debentures. These funding sources totaled $51.3 million at December 31, 2011, down $2.4 million or 4.5% from $53.7 million at December 31, 2010.

Stockholders' Equity

Total stockholders' equity was up $4.3 million or 13.7% to $35.9 million at December 31, 2011, from $31.6 million at December 31, 2010. The increase was mainly due to our strong earnings, reflecting net income of $5.1 million, less dividends declared of $1.2 million. Additional paid-in capital increased by $105,000 during 2011, relating to the issuance of treasury stock in excess of its original cost.

Accumulated other comprehensive loss totaled $782,000 at December 31, 2011, posting a net gain of $339,000 from the net unrealized loss of $1.1 million at December 31, 2010. The change resulted from a $1.9 million increase in unrealized gains on available-for-sale securities, net of tax, due to lower market rates, a $1.2 million increase in net losses related to pension and postretirement benefit plans, net of tax, and an increase of $329,000 in net unrealized losses relating to our interest rate swap, net of tax. Under regulatory requirements, amounts reported as accumulated other comprehensive income/loss related to net unrealized gain or loss on available-for-sale securities, the funded status of the defined benefit and post-retirement benefit plans, and the net unrealized gain or loss on interest rate swaps do not increase or reduce regulatory capital and are not included in the calculation of risk-based capital and leverage ratios.

Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk is interest rate risk, which is defined as the potential variability of our earnings that arises from changes and volatility in market interest rates. Changes in market interest rates, whether they are increases or decreases, and the pace at which the changes occur can trigger repricings and changes in the pace of payments, which individually or in combination may affect our net interest income and net interest margin, either positively or negatively.

Most of the yields on our earning assets, including floating-rate loans and investments, are related to market interest rates. So is our cost of funds, which includes the rates we pay on interest-bearing deposits and borrowings. Interest rate sensitivity occurs when the interest income (yields) we earn on our assets changes at a pace that differs from the interest expense (rates) we pay on liabilities.

Our Asset and Liability Committee (ALCO), monitors our sensitivity to interest rates and approves strategies to manage our exposure to interest rate risk. Our goal is to maximize the growth of net interest income on a consistent basis by minimizing the effects of fluctuations associated with changing market interest rates. In other words, we want changes in loans and deposit balances, rather than changes in the market interest rates, to be the primary drivers of growth in net interest income.

We measure net interest income at-risk by estimating the changes in net interest income resulting from instantaneous and sustained parallel shifts in interest rates of plus or minus 200 basis points over a twelve-month period. This provides a basis or benchmark for the ALCO to manage our interest rate risk profile.

Presented below is a table showing the Bank's interest rate risk profile at December 31, 2011 and 2010. Our model suggests the Bank's interest rate risk has improved from December 31, 2010 for both an increasing and decreasing rate environment.

Changes in Interest Rates (Basis points)	Estimated Percentage Change in Future Net Interest Income	
	2011	2010
+ 200	3.9%	0.6 %
- 200	0.6%	(6.2)%

Interest Sensitivity

An important element of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity management involves comparison between the maturity and re-pricing dates of interest-earning assets and interest-bearing liabilities, with the goal being to minimize the impact on net interest income in periods of extreme fluctuations in interest rates.

A useful measure of the Company's interest rate risk is "interest sensitivity gap," the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. Interest rate "gap" analysis measures the relative dollar amounts on interest-earning assets and interest-bearing liabilities which re-price within a specific time period, either through maturity or rate adjustment. A "positive" gap for a given period means that the amount of interest earning assets maturing or otherwise re-pricing exceeds the amount of interest-bearing liabilities maturing or otherwise re-pricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yields of its assets relative to the cost of its liabilities. Conversely, the cost of funds for an institution with a positive gap would generally be expected to decline less quickly in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a "negative" gap.

The Bank currently has a positive gap over the short term, which suggests that the net yield on interest earning assets and liabilities may increase during periods of rising interest rates. However, a simple interest rate 'gap' analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents the Bank's interest rate sensitivity at December 31, 2011. Determinations of investment and loan maturities are based upon contractual terms of each asset. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, certain assumptions have been made to calculate the expected maturity of securities and loans.

Interest Rate Sensitivity

(In thousands)	0-3 Months	4-6 Months	7-12 Months	1-5 Years	5 Years +	Total
Assets:						
Fed funds sold	$ -	$ -	$ -	$ -	$ -	$ -
Interest bearing deposits in banks	5,326	-	-	-	-	5,326
Investment securities, at amortized cost	12,322	12,203	24,669	77,983	23,779	150,956
Loans	101,520	53,035	42,053	127,439	35,904	359,951
Total interest sensitive assets	$ 119,168	$ 65,238	$ 66,722	$ 205,422	$ 59,683	$ 516,233
Liabilities:						
Demand/NOW	$ 7,324	$ -	$ 4,692	$ 37,731	$ 91,460	$ 141,207
Money market and savings	62,972	42	54	80,364	61,305	204,737
Time deposits	6,660	31,954	51,507	24,934	-	115,055
Securities sold under agreement to repurchase	7,058	-	-	-	-	7,058
Borrowings from Federal Home Loan Bank	25,000	10,000	-	-	-	35,000
Junior subordinated debentures	6,190	-	-	-	3,027	9,217
Total interest sensitive liabilities	$ 115,204	$ 41,996	$ 56,253	$ 143,029	$ 155,792	$ 512,274
GAP:						
Period	$ 3,964	$ 23,242	$ 10,469	$ 62,393	$ (96,109)	$ 3,959
Cumulative	$ 3,964	$ 27,206	$ 37,675	$ 100,068	$ 3,959	

Liquidity

Lyons Bancorp, Inc., as the parent corporation of the Bank, is a company separate and apart from the Bank that must provide for its own liquidity. Lyons Bancorp, Inc.'s main sources of liquidity, as a holding company, are dividends from the Bank, and net proceeds from borrowings and capital securities offerings. Our main uses of liquidity are the payment of dividends to our shareholders, the payment of interest on our subordinated debentures and limited expenses. The ability of the Bank to pay dividends is subject to various regulatory limitations. During 2012, we expect that we can meet our holding company liquidity needs from the reserves we hold. See "Supervision – Limits on Dividends and Other Payments" for more information.

On a consolidated basis, liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business for us and our subsidiaries. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the Bank's customers and to fund current and planned expenditures. Our funding sources include cash flows from operations, deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of securities, borrowings and capital raising transactions.

The Bank's first preference is to fund liquidity needs with core deposits, which include interest-bearing and noninterest bearing deposits, if available in the marketplace. Core deposits are generated from a large base of consumer, corporate, agricultural and municipal customers, which over the past several years have become more geographically diverse as a result of the expansion of the Bank's businesses. Nevertheless, in recent years the Bank has faced increased competition in offering services and products from a large array of financial market participants, including banks, thrifts, credit unions, mutual funds, securities dealers and others. Core deposits financed 88.7% of the Bank's earning assets at December 31, 2011 compared with 87.2% December 31, 2010.

The Bank's retail "core" deposit base has been historically loyal. An overwhelming percentage of customers with time deposit accounts maintain their deposits with the Bank upon maturity. Moreover, concurrent with the Bank's growth strategies, similar new retail markets have been entered into during the last eight years expanding the Bank's customer base. Historically, these new markets reflect the same customer loyalty patterns. In addition, the Bank has focused on garnering a larger deposit share of the markets it currently services.

The Bank supplements funding provided through core deposits with various short-term and long-term wholesale sources, including brokered certificates of deposit, federal funds purchased and securities sold under agreement to repurchase, and borrowings from the Federal Home Loan Bank of New York (FHLB). As of December 31, 2011 and 2010, the Bank had $25.7 million and $16.0 million, respectively, of availability from Federal Home Loan Bank of New York, subject to collateral availability.

The Bank also has the ability to borrow from the Federal Reserve Bank of New York (FRB). The amount of borrowing capacity at the FRB is dependent upon the balance of loans and securities pledged as collateral. There were no borrowings outstanding under this facility at either December 31, 2011 or 2010. Additional sources of funding are available to the Bank through arrangements for unsecured short-term borrowings from other banks. There were no unsecured short-term borrowings from other banks outstanding at December 31, 2011 or 2010. In general, these borrowings would be unsecured and would mature within one to five business days. Should the Bank experience a substantial deterioration in its financial condition or should the availability of short-term funding become restricted, the Bank's ability to obtain funding from these sources could be negatively impacted.

Other sources of liquidity include maturities of investment securities, repayment of loans and cash generated from operations, such as fees collected for services. See "Business - Investments" for a maturity distribution of the Bank's investment securities portfolio. We also engage in various capital management strategies such as the offering under the Plan being made by this offering circular to assist us in meeting our liquidity needs.

Management closely monitors the Bank's liquidity positions for compliance with internal policies and believes the available sources of liquidity are adequate to meet funding needs anticipated in the normal course of business. Management does not anticipate engaging in any activities, either currently or in the long-term, which would cause a significant strain on our liquidity.

The relationship between our consolidated gross loans and consolidated total deposits provides a useful measure of our liquidity. Repayment of loans tends to be less predictable than the maturity of investments and other liquid resources; therefore, the higher our consolidated loan-to-deposit ratio the lower our long-term liquidity. On the other hand, since we realize greater yields and higher interest income on loans than we do on investments, a lower loan-to-deposit ratio can adversely affect interest income and earnings. As a result, management's goal is to achieve a loan-to-deposit ratio that appropriately balances the requirements of liquidity and the need to generate a fair return on assets. At December 31, 2011, the ratio of loans-to-deposits was 78.1%, compared to 73.7% at December 31, 2010.

The Company has not identified any trends or circumstances that are reasonably likely to result in material increases or decreases in liquidity in the near term.

The Company continues to evaluate the potential impact on liquidity management of regulatory proposals, including Basel III and those required under the Dodd-Frank Act, as they continue to progress through the final rule-making process.

Off-Balance-Sheet Obligations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank's contingent liabilities and commitments as of December 31, 2011 and 2010 are as follows:

(In thousands)

	2011	2010
Commitments to grant loans	$ 45,191	$ 32,959
Unfunded commitments under commercial lines of credit	38,006	35,878
Unfunded commitments under consumer lines of credit	34,078	32,714
Standby letters of credit	8,061	6,384
Total	$ 125,336	$ 107,935

In December 2009, the Company entered into an interest rate swap agreement (swap) with an effective date of February 23, 2011. The Company designated the swap as a cash flow hedge and it is intended to protect against the variability of cash flows associated with Trust II. The swap modifies the pricing characteristic of Trust II, wherein the Company receives interest at three-month LIBOR plus 2.65% from a counterparty and pays a fixed rate of interest of 6.80% to the same counterparty calculated on a notional amount of $5.0 million. This agreement will expire on November 23, 2019. The swap agreement was entered into with a counterparty that met the Company's credit standards, and the agreement contains collateral provisions protecting the at-risk party. The Company believes that the credit risk inherent in this contract is not significant. At December 31, 2011, the Company pledged $1,010,000 cash collateral to the counterparty.

At December 31, 2011 and 2010, the fair value of the swap agreement was a loss of $933,000 and $383,000, respectively, and was the amount the Company would have expected to pay to terminate the agreement.

Capital

Capital adequacy refers to the level of capital required to sustain asset growth over time and to fund our dividend and interest payments. Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. The primary measures used by management to monitor our capital adequacy are the bank regulatory capital requirements.

Our primary source of capital has been the Bank's retained earnings and our capital raising transactions. During the last three years our stockholders' equity has increased to $35.8 million as of December 31, 2011, from $29.6 million at December 31, 2008.

The proceeds from the current offering of common stock are part of management's capital planning policy to ensure compliance with regulations and to permit future expansion. The infusion of this new capital is expected to increase our capital resources and to have an impact on the consolidated capital position of Lyons Bancorp, Inc. and the Bank.

Critical Accounting Policies, Judgments and Estimates

Our accounting and reporting policies conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and the assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

We have developed a methodology to measure the amount of estimated loan loss exposure inherent in the loan portfolio to assure that an adequate allowance is maintained. Our methodology is based upon guidance provided in SEC Staff Accounting Bulletin No. 102, *Selected Loan Loss Allowance Methodology and Documentation Issues* and includes allowance allocations calculated in accordance with Accounting Standards Codification ("ASC") Topic 310, *Receivables*, and allowance allocations calculated in accordance with ASC Topic 450 *Contingencies.* The Company's methodology for determining and allocating the allowance for loan losses focuses on ongoing reviews of larger individual loans and leases, historical net charge-offs, delinquencies in the loan portfolio, the level of impaired and nonperforming assets, values of underlying loan collateral, the overall risk characteristics of the portfolios, changes in character or size of the portfolios, geographic location, current economic conditions, changes in capabilities and experience of lending management and staff, and other relevant factors. The various factors used in the methodologies are reviewed on a periodic basis.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Another critical accounting policy is the policy for pensions and other post-retirement benefits. The calculation of the expenses and liabilities related to pensions and post-retirement benefits requires estimates and assumptions of key factors including, but not limited to, discount rate, return on plan assets, future salary increases, employment levels, employee retention, and life expectancies of plan participants. We use an actuarial firm in making these estimates and assumptions. Changes in these assumptions due to market conditions, governing laws and regulations, or Company specific circumstances may result in material changes to our pension and other post-retirement expenses and liabilities.

Another critical accounting policy is the policy for reviewing available-for-sale securities and held-to-maturity securities to determine if declines in fair value below amortized cost are other-than-temporary as required by FASB ASC Topic 320, *Investments – Debt and Equity Securities.* When an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether we intend to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If we intend to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. In estimating other-than-temporary impairment losses, management considers, among other factors, the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, underlying collateral of the security, and the structure of the security.

SUPERVISION AND REGULATION

Bank holding companies, financial holding companies and national banks are extensively regulated under both state and federal law. The following is a summary of certain laws and regulations that affect Lyons Bancorp, Inc. and the Bank. It is not intended to be an exhaustive description of the laws and regulations applicable to Lyons Bancorp, Inc. and the Bank. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the actual statutes and regulations. Any change in applicable laws or regulations may have a material adverse effect on our business and prospects and those of the Bank.

Supervision, regulation and examination of Lyons Bancorp, Inc. and the Bank is designed primarily for the protection of depositors and not for Lyons Bancorp, Inc. or its shareholders.

Bank Holding Company Regulation

General

Lyons Bancorp, Inc. is a bank holding company under the Bank Holding Company Act of 1956 (the "BHCA") and the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). As such, we are regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). As a bank holding company, we are required to file with the Federal Reserve Board an annual report and additional information as required by the Federal Reserve Board pursuant to the BHCA. The Federal Reserve Board makes regular examinations of us and may make examinations of our subsidiaries.

Acquisition of Banks

The BHCA requires prior approval of the Federal Reserve Board where a bank holding company proposes to acquire direct or indirect ownership of control of more than 5% of the voting shares of any bank (unless it owns a majority of such bank's voting shares) or otherwise to control a bank or to merge or consolidate with any other financial or bank holding company. This requirement could have the effect of delaying or preventing any potential merger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

Permitted Activities

In November 1999, Congress enacted the GLB Act, which made substantial revisions to the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are well capitalized and well managed and meet certain other conditions can elect to become "financial holding companies."

A bank holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking, managing or controlling banks, or performing services for its authorized subsidiaries. A bank holding company may also engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Source of Financial Strength

The Federal Reserve Board policy requires that a bank holding company serve as a source of financial and managerial strength to its subsidiary banks and not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that, in serving as a source of strength to its subsidiary banks, a financial holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks. This support may be required during periods of financial stress or adversity, in circumstances where we might not do so absent such policy. A bank holding company is expected to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. The failure of a bank holding company to serve as a source of strength to its subsidiary banks generally would be considered by the Federal Reserve Board to be an unsafe and unsound banking practice, a violation of Federal Reserve Board regulations, or both. This policy could, however, limit our growth and the return to investors by restricting activities in which we may engage, such as the payment of dividends and mergers with or acquisitions by other institutions.

Transactions With Affiliates

Lyons Bancorp, Inc. is a legal entity separate and distinct from the Bank. The Bank is subject to restrictions under federal law which limits the extensions of credit to, and certain other transactions with, affiliates. Lyons Bancorp, Inc. and the Bank are subject to Section 23A of the Federal Reserve Act. Section 23A defines "covered transactions," which include extensions of credit, and limits a bank's covered transactions with any affiliate to 10% of that bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank's affiliates. Finally, Section 23A requires that all of a bank's extensions of credit to an affiliate be appropriately secured by acceptable collateral, generally United States government or agency securities.

Bank Regulation

Office of the Comptroller of the Currency Supervision

The Bank is a national bank and as such is supervised and regularly examined by the Office of the Comptroller of the Currency ("OCC"). The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt and acquisition of financial institutions and other companies, and affect business practices such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. There are no regulatory orders or outstanding issues resulting from regulatory examinations of the Bank. These regulations could have the effect of limiting our growth and the return to investors by restricting our ability as parent company to the Bank, to declare dividends or engage in mergers with, or acquisitions by, other institutions.

FDIC Insurance Assessments

The Bank's deposits are insured primarily by the Federal Deposit Insurance Corporation's ("FDIC") Bank Insurance Fund. The Bank is subject to FDIC deposit insurance assessments. It is possible that insurance assessments could be increased and it is possible that there may be additional special assessments.

FDIA/FIRA

Under the Federal Deposit Insurance Act ("FDIA"), the OCC possesses the power to prohibit institutions regulated by it (such as the Bank) from engaging in any activity that would be unsafe and unsound banking practice or would otherwise be in violation of law. Moreover, the Financial Institutions and Interest Rate Control Act of 1978 ("FIRA") sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency, restricts lending by a bank to its executive officers, directors, principal shareholders or related interests thereof, restricts management personnel of a bank from serving as directors or in other management positions with certain depository institutions whose assets exceed a specific amount or which have an office within a specified geographic area, and restricts management personnel from borrowing from another institution that has a correspondent relationship with their bank. Additionally, FIRA provides that no person may acquire control of a bank unless the appropriate federal supervisory agency has been given 60 days prior written notice and within that time has not disapproved the acquisition or extended the period for disapproval. This requirement could have the effect of delaying or preventing any potential merger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

Fiscal and Monetary Policies

Our operations and those of the Bank are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve Board regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits, and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past, including the Bank, and are expected to continue to do so in the future.

Limits on Dividends and Other Payments

Under the New York Business Corporation Law, or BCL, Lyons Bancorp, Inc. may pay dividends only if it is not insolvent and the payment would not render it insolvent. "Insolvent" means unable to pay debts as they become due in the usual course of business. Under the BCL, dividends may only be paid out of earned (and, under limited circumstances, capital) surplus, and its net assets remaining after the payment of the dividend must be at least equal to the amount of its stated capital.

We expect dividends from the Bank to constitute our major source of funds for servicing our debt and paying cash dividends on our common stock. Federal statutes, regulations and policies limit the circumstances under which the Bank may pay dividends, extend credit or otherwise supply funds to us. For example, as a national bank subject to the jurisdiction of the Federal Reserve Board and the OCC, the Bank must obtain approval for any dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. At December 31, 2011, the Bank had $11.8 million in retained earnings legally available for the payment of dividends without regulatory approval.

In addition, the Federal Reserve Board and the OCC are authorized to determine under certain circumstances that the payment of dividends would be unsafe or unsound practice and to prohibit payment of such dividends. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe or an unsound practice. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only out of current operating earnings.

Capital Requirements

The Federal Reserve Board has published risk-based guidelines for bank holding companies. The guidelines define the components of capital, categorize assets into different risk classes and include certain off-balance sheet items in the calculation of risk-weighted assets. The minimum ratio of qualified total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8.00%. At least half of the qualified total capital must be comprised of Tier 1 capital, which includes common equity, retained earnings and a limited amount of permanent preferred stock, less goodwill. The remainder may consist of Tier 2 capital, which consists of a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of loan loss reserve. The sum of Tier 1 capital and Tier 2 capital is the "total risk-based capital."

In addition, the Federal Reserve Board has established a minimum leverage ratio of Tier 1 capital to average quarterly assets less goodwill ("Leverage Ratio") of 3.00% for bank holding companies that meet certain specific criteria, including that they have the highest regulatory rating. All other bank holding companies are required to maintain a Leverage Ratio of 3.00% plus an additional cushion of at least 1.0% to 2.0%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Higher capital may be required in individual cases, depending upon a bank holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated by deducting all intangibles, in evaluating proposals for expansion or new activity. The Federal Reserve has not advised us of any specific minimum Leverage Ratio or Tangible Tier 1 Leverage Ratio.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation.

The capital measures used by the federal banking regulators are:

- the Total Capital ratio, which is the total of Tier 1 capital and Tier 2 capital;
- the Tier 1 capital ratio; and
- the Leverage Ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a total capital ratio of 10% or greater, a Tier 1 capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;

- "adequately capitalized" if it has a total capital ratio of 8% or greater, a Tier 1 capital ratio of 4% or greater and a Leverage Ratio of 4% or greater - or 3% in certain circumstances - and is not well capitalized;
- "undercapitalized" if it has a total capital ratio of less than 8% or a Tier 1 capital ratio of less than 4% - or 3% in certain circumstances;
- "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier 1 capital ratio of less than 3%, or a Leverage Ratio of less than 3%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The OCC imposes on the Bank the same capital requirements as apply to Lyons Bancorp, Inc. under the Federal Reserve Board risk-based guidelines. As of December 31, 2011, all of the capital ratios of Lyons Bancorp, Inc. and the Bank exceeded the required minimums. These requirements, however, could limit our growth and the return to investors by restricting the activities in which we may engage such as the payment of dividends and mergers with, or acquisitions by, other institutions.

The following table shows the risk-based capital ratios and leverage ratio for Lyons Bancorp, Inc., compared to regulatory requirements for each at December 31, 2011:

Capital Ratio	Regulatory Minimum	Lyons Bancorp, Inc.	
		Amount	Percentage
Total risk based:	8.00%		
Actual		$50,110	13.77%
Minimum required		$36,379	10.00%
Tier 1 risk-based:	4.00%		
Actual		$45,562	12.52%
Minimum required		$21,827	6.00%
Leverage ratio:	4.00%		
Actual		$45,562	8.36%
Minimum required(1)		$27,242	5.00%

---

(1) Represents the highest (well-capitalized) minimum requirement. Financial institutions that are contemplating acquisitions or are anticipating or experiencing significant growth may be required to maintain a substantially higher leverage ratio.

Community Reinvestment Act

The Community Reinvestment Act of 1977 ("CRA") requires the OCC to assess the record of all financial institutions regulated by it to determine if these institutions are meeting the credit needs of their communities (including low and moderate income neighborhoods) and to take this record into account in its evaluation of any application made by any such institutions for, among other things, approval of branch or other deposit facilities, office relocations, and mergers or acquisitions of bank shares. The

CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The Financial Institutions Reform, Recovery and Enforcement Act (see below) amended the Community Reinvestment Act to require, among other things, which the OCC make available to the public an evaluation of each bank's record meeting the credit needs of its entire community, including low and moderate income neighborhoods. This evaluation includes a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance" and a statement describing the basis for the rating. In its last examination issued on September 30, 2010, the OCC assigned a rating of "satisfactory" to the Bank.

In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application. A less than satisfactory CRA rating will slow, if not preclude expansion of banking activities. This could limit our growth and the return to investors by restricting these activities.

Current CRA regulations rate institutions based on their actual performance in meeting community credit needs. CRA performance is evaluated by the FDIC, Lyons Bancorp, Inc.'s primary federal regulator using a lending test, an investment test, and a service test. The FDIC also will consider: (a) demographic data about the community; (b) the institution's capacity and constraints; (c) the institution's product offerings and business strategy; and (d) data on the prior performance of the institution and similarly situated lenders. Bank holding company subsidiaries must receive "satisfactory" or better CRA ratings to engage in bank holding company or subsidiary activities permitted by the GLB Act.

The GLB Act requires banks and their affiliates companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information they obtain from customers with third parties.

Financial Institutions Reform, Recovery and Enforcement Act

The Financial Institutions Reform Recovery and Enforcement Act ("FIRREA") gives federal banking agencies broader and more stringent enforcement authorities reaching a wider range of persons and entities. For example, FIRREA (1) increases civil and criminal penalties; and (2) expands the universe of persons subject to enforcement under FDIA by specifying that an "institution-affiliated party" subject to enforcement means (a) any director, officer, employee, or controlling shareholder (other than a bank holding company) of, or agent for, an insured depository institution; (b) any other person who has filed or is required to file a change-in-control notice; (c) any shareholder (other than a bank holding company), consultant, joint venture partner, and any other person as determined by the appropriate federal banking agency (by regulation or on a case-by-case basis) who participates in the conduct of the affairs of an insured depository institution; and (d) any independent contractor (including an attorney, appraiser or accountant) who knowingly or recklessly participates in any violation of any law or regulation, any breach of fiduciary duty or any unsafe or unsound practice which caused or is likely to cause more than a minimal financial loss to, or a significant adverse effect on, the institution.

FIRREA also provides that, in addition to any other rights of the FDIC under applicable law, a director or officer of a depository institution may be held personally liable for monetary damages in any action brought by or for the benefit of the FDIC as conservator or receiver, assigned from the FDIC as conservator or receiver, or assigned in connection with an assistance transaction, if the director or officer was grossly negligent or engaged in more culpable conduct (such as intentional malfeasance). This provision preempts any contrary state law, including presumably, state law provisions designed to impose a lower standard of conduct for the culpability of corporate directors.

Federal Deposit Insurance Corporation Improvement Act of 1991

In 1991, the Congress enacted the FDICIA. FDICIA substantially revises the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes.

FDICIA requires the federal banking regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

Under the regulations, a "well capitalized" institution has a minimum total capital to total risk-weighted assets ratio of at least 10%, a minimum Tier 1 capital to total risk-weighted assets ratio of at least 6%, a minimum leverage ratio of at least 5% and is not subject to any written order, agreement, or directive; an "adequately capitalized" institution has a total capital to total risk-weighted assets ratio of at least 8%, a Tier 1 capital to total risk-weighted assets ratio of at least 4%, and a leverage ratio of at least 4% (3% if given the highest regulatory rating and not experiencing significant growth), but does not qualify as "well capitalized." An "undercapitalized" institution fails to meet any one of the three minimum capital requirements. A "significantly undercapitalized" institution has a total capital to total risk-weighted assets ratio of less than 6%, a Tier 1 capital to total risk-weighted assets ratio of less than 3% or a Tier 1 leverage ratio of less than 3%. A "critically undercapitalized" institution has a Tier 1 leverage ratio of 2% or less. Under certain circumstances, a "well capitalized," "adequately capitalized" or "undercapitalized" institution may be required to comply with supervisory actions as if the institution was in the next lowest capital category. The Bank is currently classified by the FDIC as "well capitalized."

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are also subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth and activity limitations and are required to submit "acceptable" capital restoration plans. Such a plan will not be accepted unless, among other things, the depository institution's holding company guarantees the capital plan, up to an amount equal to the lesser of five percent of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized and may be placed into conservatorship or receivership.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, more stringent requirements to reduce total assets, cessation of receipt of deposits from correspondent banks, further activity restricting prohibitions on dividends to the holding company and requirements that the holding company divest its bank subsidiary, in certain instances. Subject to certain exceptions, critically undercapitalized depository institutions must have a conservator or receiver appointed for them within a certain period after becoming critically undercapitalized.

Consumer Regulations

Interest and certain other charges collected or contracted for by Lyons Bancorp, Inc. are subject to state usury laws and certain federal laws concerning interest rates. Lyons Bancorp, Inc.'s loan operations are also subject to certain federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs and the community it serves;
- the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;
- the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies;
- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws;
- the 2009 regulations outlining steps financial institutions must take to modify or re-finance homes of customers if they are past due on their monthly payments or suspect may become past due in the foreseeable future; and
- other 2009 regulations concerning the fees associated with obtaining a residential mortgage.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Our failure to comply with these requirements could have serious legal and reputational consequences for us.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001

As part of the USA Patriot Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLAFATA"). IMLAFATA amended the Bank Secrecy Act and adopted certain additional measures that increase the obligation of financial institutions, including Lyons Bancorp, Inc. and the Bank, to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking regulatory authorities and law enforcement agencies, and share information with other financial institutions. The Secretary of the Treasury has adopted several regulations to implement these provisions. Lyons Bancorp, Inc. is also barred from dealing with foreign "shell" banks. In addition, IMLAFATA expands the circumstances under which funds in a bank account may be forfeited. IMLAFATA also amended the BHC Act and the Bank Merger Act to require the federal banking regulatory authorities to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application to expand operations. Lyons Bancorp, Inc. has in place a Bank Secrecy Act compliance program.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

On July 21, 2010, the President signed into law the Dodd-Frank Act. This law resulted in significant changes to the banking industry. The provisions that have received the most public attention have been those that apply to larger financial institutions; however, the Dodd-Frank Act does contain numerous other provisions that affect all banks and bank holding companies and will impact how the Company and the Bank handle their operations. The Dodd-Frank Act requires various federal agencies, including those that regulate the Company and the Bank, to promulgate new rules and regulations and to conduct various studies and reports for Congress. The federal agencies are in the process of promulgating these rules and regulations and have been given significant discretion in drafting such rules and regulations. Several of the provisions of the Dodd-Frank Act may have the consequence of increasing the Bank's expenses, decreasing its revenues, and changing the activities in which it chooses to engage. The specific impact of the Dodd-Frank Act on our current activities or new financial activities we may consider in the future, our financial performance, and the markets in which we operate will depend on the manner in which the relevant agencies develop and implement the required rules and regulations and the reaction of market participants to these regulatory developments.

The Dodd-Frank Act includes provisions that, among other things:

- Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the Deposit Insurance Fund (DIF), and increase the floor applicable to the size of the DIF.
- Make permanent the $250,000 limit on deposits for federal deposit insurance, retroactive to January 1, 2008, and provide unlimited federal deposit insurance until January 1, 2013 for noninterest bearing demand transaction accounts at all insured depository institutions.
- Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.
- Centralize responsibility for consumer financial protection by creating a new agency responsible for implementing, examining, and enforcing compliance with federal consumer financial laws under the newly created Consumer Financial Protection Bureau ("CFPB").
- Apply the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies, which, among other things as applied to the Company, going forward will preclude the Company from including in Tier 1 Capital trust preferred securities or cumulative preferred stock, if any, issued on or after May 19, 2010. The Company has not issued any trust preferred securities since May 19, 2010.

- Require the OCC to seek to make its capital requirements for national banks countercyclical.

Future Legislation and Regulatory Initiatives

It is likely that additional legislation will be considered by Congress that, if enacted, could have a significant impact on the operations of banks and bank holding companies, including Lyons Bancorp, Inc. and the Bank.

UNITED STATES FEDERAL INCOME TAXATION

The following is a general summary of certain material U.S. federal income tax consequences that you should consider in relation to the rights offering.

General

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury Regulations, administrative rulings, judicial authorities and other applicable existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those discussed below.

This summary does not provide a complete analysis of all potential tax considerations. This summary is only applicable to U.S. holders (as defined below) of common stock who acquire the subscription rights pursuant to the terms of the rights offering, have held the common stock, as applicable, and will hold the subscription rights and any shares of common stock acquired upon the exercise of subscription rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as holders who may be subject to special tax treatment under the Code, including (without limitation) partnerships, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or traders in securities that elect to use a mark-to-market method of accounting for their securities, persons holding subscription rights or common stock as part of a hedging, integrated or conversion transaction or a straddle, persons deemed to sell subscription rights or common stock under the constructive sale provisions of the Code, persons whose "functional currency" is not the U.S. dollar, investors in pass-through entities, foreign taxpayers and holders who acquired our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation. This summary does not deal with any federal non-income, state, local or foreign tax consequences, estate or gift tax consequences, or alternative minimum tax consequences.

As used herein, the term "U.S. holder" means a beneficial owner of common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under Section 7701(b) of the Code; (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors concerning the tax treatment of the receipt and exercise of subscription rights in the rights offering and the ownership and disposition of our common stock received on exercise of subscription rights.

Distribution of Subscription Rights

If you hold common stock on the record date for the rights offering, you will not recognize taxable income for U.S. federal income tax purposes upon receipt of the subscription rights.

Stockholder Basis and Holding Period of the Subscription Rights

In general, your basis in the subscription rights received in the offering will be zero. However, if either: (i) the fair market value of the subscription rights on their date of distribution is 15% or more of the fair market value on such date of the common stock with respect to which they are received; or (ii) you properly elect on your U.S. federal income tax return for the taxable year in which you receive the subscription rights to allocate part of the basis of such common stock to the subscription rights, then a percentage of your basis in our common stock with respect to which the subscription rights are received will be allocated to the subscription rights. Such percentage will equal the product of your basis in our common stock with respect to which the subscription rights are received and a fraction, the numerator of which is the fair market value of a subscription right and the denominator of which is the fair market value of a share of our common stock plus the fair market value of a subscription right, all as determined on the date the subscription rights are distributed. We have not obtained, and do not currently intend to obtain, an appraisal of the fair market value of the subscription rights on the date the subscription rights are distributed. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Your holding period with respect to the subscription rights you receive will include your holding period for the common stock with respect to which the subscription rights were distributed.

Lapse of the Subscription Rights

If you allow the subscription rights you receive to expire unexercised, you will not recognize any gain or loss on the expiration of your subscription rights, and the tax basis of the common stock you own with respect to which such subscription rights were distributed will equal the tax basis in such common stock immediately before the receipt of the subscription rights in this rights offering.

Exercise of the Subscription Rights; Basis and Holding Period of Common Stock Acquired Upon Exercise

You will not recognize any gain or loss upon the exercise of your subscription rights. Your basis in the shares of common stock acquired through exercise of the subscription rights will be equal to the sum of the subscription price you paid to exercise the subscription rights and your basis in such subscription rights, if any. The holding period for the shares of common stock acquired through exercise of the subscription rights will begin on the date you exercise your subscription rights.

Distributions on Common Stock Received Upon Exercise of Subscription Rights

You will recognize ordinary income upon the receipt of any dividend or other distribution on the shares of common stock you acquire upon exercise of the subscription rights to the extent of our current and accumulated earnings and profits for the taxable year in which the distribution is made. If you are a non-corporate holder, distributions paid out of current and accumulated earnings and profits will be qualified dividends and under current law will be taxed at the holder's long-term capital gains tax rate (a maximum rate of 15%), provided that the holder meets applicable holding period and other requirements. Distributions paid out of our current and accumulated earnings and profits received by corporate holders are taxable at ordinary corporate tax rates, subject to any applicable dividends-received deduction. A distribution in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to the extent of your adjusted tax basis in your shares of common stock acquired upon exercise of the subscription rights, and thereafter will constitute capital gain from the sale or exchange of such shares of common stock.

Sale of Common Stock Acquired Upon Exercise of Subscription Rights

If you sell or exchange shares of common stock acquired upon exercise of the subscription rights, you generally will recognize gain or loss on the transaction equal to the difference between the amount realized and your basis in the shares of common stock. Such gain or loss upon the sale or exchange of the shares of common stock will be long-term or short-term capital gain or loss, depending on whether the shares of common stock have been held for more than one year. Under current law, long-term capital gains recognized by non-corporate holders are taxed at a maximum rate of 15%. Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. Short-term capital gains of both corporate and non-corporate holders are taxed at a maximum rate equal to the maximum rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Under the backup withholding rules of the Code, you may be subject to information reporting and/or backup withholding with respect to payments of dividends on and proceeds from the sale, exchange or redemption of our shares of common stock unless you: (i) are a corporation or come within certain other exempt categories and, when required, demonstrate this fact; or (ii) provide a correct taxpayer identification number and certify under penalties of perjury that the taxpayer identification number is correct and that you are not subject to backup withholding because of a failure to report all dividends and interest income. Any amount withheld under these rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. We may require you to establish your exemption from backup withholding or to make arrangements satisfactory to us with respect to the payment of backup withholding.

THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THIS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS APPLICABLE TO YOUR OWN PARTICULAR TAX SITUATION.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of shares of Lyons Bancorp, Inc. common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, plans, individual retirement accounts, Keogh plans and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA and the Code, which is referred to collectively as similar laws, and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements, which is referred to collectively as plans.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a plan subject to Title I of ERISA, referred to collectively as an ERISA plan, and prohibits certain transactions involving the assets of an ERISA plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises discretionary authority or control over the administration of such an ERISA plan or the management or disposition of the assets of such an ERISA plan, or who renders investment advice for a fee or other compensation to such an ERISA plan, is generally considered to be a fiduciary of the ERISA plan.

In considering an investment in shares of Lyons Bancorp, Inc. common stock of a portion of the assets of any plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code or any similar law relating to the fiduciary's duties to the plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable similar laws.

Prohibited Transaction and Related Issues

Section 406 of ERISA and Section 4975 of the Code generally prohibit all plans, including ERISA plans from engaging in certain specified transactions involving plan assets with persons who are parties in interest within the meaning of Section 3(14) of ERISA or disqualified persons within the meaning of Section 4975 of the Code with respect to the plan, referred to as parties in interest. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain plans including those that are governmental plans, as defined in Section 3(32) of ERISA and Section 414(d) of the Code, certain church plans, as defined in Section 3(33) of ERISA and Section 414(e) of the Code with respect to which the election provided by Section 410(d) of the Code has not been made, and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under similar laws.

The acquisition or holding of shares of Lyons Bancorp, Inc. common stock by a plan with respect to which the Company or certain affiliates of the Company is or becomes a party in interest may constitute or result in prohibited transactions under Section 406 of ERISA or Section 4975 of the Code, unless the common stock is acquired or held pursuant to and in accordance with an applicable exemption. Accordingly, shares of the Company's common stock may not be purchased or held by any plan or any person investing plan assets of any plan, unless the purchase or holding is eligible for the exemptive relief available under a Prohibited Transaction Class Exemption, or PTE, such as PTE 96-23, PTE 95-60, PTE 91-38, PTE 90-1 or PTE 84-14, issued by the U.S. Department of Labor, or the purchase and holding of shares of the Company's common stock is not prohibited on some other basis, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration.

Any person, plan or other entity who or that acquires or holds Lyons Bancorp, Inc. common stock shall be deemed to have represented that such acquisition or holding will not violate the prohibited transaction provisions of ERISA nor create any excise tax liability under Section 4975 of the Code.

THE DISCUSSION OF ERISA AND THE CODE IN THIS MEMORANDUM IS GENERAL IN NATURE AND IS NOT INTENDED TO BE ALL INCLUSIVE. ANY PERSON CONSIDERING AN INVESTMENT IN THE COMMON STOCK ON BEHALF OF A PLAN SHOULD CONSULT WITH ITS LEGAL ADVISORS REGARDING THE CONSEQUENCES OF SUCH INVESTMENT AND CONSIDER WHETHER THE PLAN CAN MAKE THE REPRESENTATIONS NOTED ABOVE.

FURTHER, THE SALE OF INVESTMENTS TO PLANS IS IN NO RESPECT A REPRESENTATION BY LYONS BANCORP, INC. OR ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE COMMON STOCK THAT SUCH SECURITIES MEET ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY PLANS GENERALLY OR BY ANY PARTICULAR PLAN, OR THAT SUCH SECURITIES ARE OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR ANY PARTICULAR PLAN.

MANAGEMENT

Directors

Our Board of Directors currently consists of 11 persons. In accordance with our bylaws, our Board is divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years with one class of directors elected annually.

Each of our directors is also a director of the Bank. The following table sets forth certain information with respect to our directors:

Name & Age	Term Expires	Director Since
David J. Breen, Jr. Age 55	2012	2000
Joseph Fragnoli Age 57	2012	2011
James E. Santelli Age 63	2012	1988
Robert A. Schick Age 62	2012	1998
John J. Werner, Jr. Age 72	2012	1979
Andrew F. Fredericksen Age 56	2013	2003
James A. Homburger Age 67	2013	1994
Clair J. Britt, Jr. Age 49	2014	2003
Dale H. Hemminger Age 53	2014	2004
Thomas L. Kime Age 58	2014	2004
Bradley Person Age 43	2014	2010

Our Executive Officers and Those of the Bank

The following table sets forth certain information about our executive officers and those of the Bank. Each executive officer is elected by our Board of Directors and the Bank and each executive officer holds office at the discretion of the Board of Directors.

Name and Age	Position with Lyons Bancorp, Inc.	Position with the Bank
Robert A. Schick Age 62	President and Chief Executive Officer	President and Chief Executive Officer
Clair J. Britt, Jr. Age 49	n/a	Executive Vice President and Senior Commercial Lending Officer
Thomas L. Kime Age 58	n/a	Executive Vice President and Chief Operating Officer
Diana R. Johnson Age 50	Treasurer	Executive Vice President and Chief Financial Officer
Stephen DeRaddo Age 52	n/a	Executive Vice President and Senior Retail Lending Officer
Phillip McCann Age 39	n/a	Executive Vice President and Chief Credit Officer

Business Experience of Directors and Executive Officers

The following is a brief description of the principal occupation and business experience of each of our directors and executive officers and those of the Bank for the last 5 years.

Robert A. Schick (Director; President and CEO). Mr. Schick has been a Director and President of Lyons Bancorp, Inc. since January 1998 and President and Chief Executive Officer of the Bank since January 1998. Mr. Schick also serves as Executive Vice President of Lyons Realty Associates Corp. Mr. Schick was hired by the Bank in September 1994 and served as Vice President and Chief Financial Officer until he assumed the position of President and Chief Executive Officer in January 1998.

Clair J. Britt, Jr. (Director; Executive Vice President and Senior Commercial Lending Officer). Mr. Britt has been employed by the Bank as Executive Vice President and Senior Lending Officer since April 1998 and a Director since 2003. He is also President of Lyons Realty Associates Corp. Prior to April 1998, Mr. Britt was employed as Senior Vice President of the National Bank of Geneva.

Thomas L. Kime (Director; Executive Vice President and Chief Operating Officer). Mr. Kime has been employed by the Bank since 2004 and a Director of Lyons Bancorp, Inc. since 2004. Prior to joining the Bank, Mr. Kime served as the President of The National Bank of Geneva from June 1989 to February 2003. From 1976 until February 2003, Mr. Kime was employed by The National Bank of Geneva in various capacities. While serving as President of The National Bank of Geneva, Mr. Kime also served as a director and Senior Vice President of Financial Institutions, Inc., the holding company for The National Bank of Geneva and several other banks, including The Bath National Bank. Mr. Kime also served as Chairman of the Board of The Bath National Bank.

Diana R. Johnson (Treasurer; Executive Vice President and Chief Financial Officer). Ms. Johnson joined the Bank in July 2007, as Treasurer of Lyons Bancorp, Inc. and Chief Financial Officer of The Lyons National Bank. Prior to joining the bank she was Vice President of Finance of Tompkins Trust Company in Ithaca, New York.

Stephen DeRaddo (Executive Vice President and Senior Retail Lending Officer). Mr. DeRaddo joined the Bank in 2004 as Vice President, Commercial Loan Officer. In July 2006, Mr. DeRaddo was promoted to Senior Vice President, Retail Lending Officer and served in that capacity until January 2009. Since January 2009, he has served as the Executive Vice President, Senior Retail Lending Officer. Prior to joining the Bank he was employed as a Vice President of National Bank of Geneva.

Phillip McCann (Executive Vice President and Chief Credit Officer). Mr. McCann joined the Bank in 2009 and has served as the Executive Vice President and Chief Credit Officer since 2010. Prior to joining the Bank he was employed as a Vice President of Key Bank, N.A. in Syracuse, NY.

David J. Breen, Jr. (Director). Mr. Breen is President and owner of KD Breen Inc., a supermarket operating company. Mr. Breen is also a Director of Olean Wholesale Cooperative. Prior to 2007, he was Vice President of three retail supermarkets in Newark, Palmyra and Williamson, New York.

Andrew F. Fredericksen (Director). Mr. Fredericksen has been a certified public accountant, principal and Senior Partner in the accounting firm of Fredericksen & Sirianni, LLP since 1983, which has offices in Pittsford, New York and Geneva, New York.

Dale H. Hemminger (Director). Mr. Hemminger is a principal in Hemdale Farms, Inc., a New York corporation formed in 1976, a multi-enterprise vegetable, dairy and greenhouse farming operation.

James A. Homburger (Director). Mr. Homburger is a licensed real estate broker, and owns several businesses throughout Wayne County, including Performance Properties, Spacemaker 14, Inc. and Filspace, Inc. He is also a partner in Silver Hills Associates, located in Newark, New York.

James E. Santelli (Director). Mr. Santelli was the Vice President and co-owner of Santelli Lumber Company. As well as operating the retail business, he was also actively involved in both regional and national wholesale cooperatives, serving on committees and as a Board member. He was also a partner in various commercial real estate ventures from 1978 until 2006. Mr. Santelli retired from Santelli Lumber Company in December of 2000.

John J. Werner, Jr. (Director). Until his retirement in 1997, Mr. Werner was President and Chief Executive Officer of The Lyons National Bank and President of Lyons Bancorp, Inc.

Bradley A. Person (Director). Mr. Person is the President of Nuttall Golf Cars, Inc. and Nuttall Golf Leasing, LLC, headquartered in Sodus, New York with branch offices in Sherman, New York and Butler, Pennsylvania. Prior to Nuttall Golf Cars, Inc., Mr. Person was employed for ten years as the controller for a commercial general contractor in Rochester, New York.

Joseph A. Fragnoli (Director). Mr. Fragnoli has been the President of Super Casuals since 1978. Mr. Fragnoli's past and present board involvements include the Geneva YMCA, the Geneva Chamber of Commerce, the Geneva Business Improvement District and the Geneva Salvation Army.

Director Compensation

Directors, other than those employed by the Lyons Bancorp, Inc. or any of its subsidiaries in other capacities, receive a fee of $1,400 for each Board meeting and $250 for each committee meeting. Directors who are also officers of Lyons Bancorp, Inc. or any of its subsidiaries receive no compensation for attendance at a Board or Committee meeting.

Highest Paid Directors and Officers as a Group

The following table sets forth the annual remuneration of each of the highest paid persons who are officers or directors as a group during the Company's last fiscal year.

Name Of Individual Or Identity Of Group	Capacities In Which Remuneration Was Received	Aggregate Remuneration (1)
Robert A. Schick	President and Chief Executive Officer	$511,731
Thomas L. Kime	Executive Vice President and Chief Operating Officer	$320,691
Diana R. Johnson	Executive Vice President and Chief Financial Officer	$230,673

(1) Aggregate remuneration for each officer includes base salary, bonus payments, deferred compensation, 401(k) contributions and other benefits and compensation which does not exceed 10% of the total remuneration earned by each officer in the Company's last fiscal year

Deferred Compensation Plan

Prior to 2007, the Company had entered into employment agreements with key executives. These employment agreements established deferred compensation plans whereby Company stock was awarded and vested each year. In 2007, the Company terminated the employment agreements and related deferred compensation plans and established new deferred compensation plans for key executives. The new plans require a vesting period of three years from the original date the executive entered the plan. Awarded shares from both the prior plan and the current plan are restricted from being sold until employment is terminated.

The Company obtains shares for the new deferred compensation plan either through open market purchases or from treasury shares. The amount of awarded shares is based on the amount earned by each executive under the deferred compensation plan. The executives are awarded a number of shares based on the amount of deferred compensation earned divided by the value of the shares. The value of the shares purchased on the open market is the price paid. The value of shares from treasury is the average daily closing price of the stock for each day within the past quarter.

Supplemental Retirement Benefits

The Bank maintains supplemental employee retirement plans (the "SERP") for certain executives. All benefits provided under the SERP are unfunded and, as these executives retire, the Bank will make payments to plan participants.

Pension Plan

The Bank has a pension plan which conforms to the requirements of the Employee Retirement Income Security Act of 1974. All employees who are 21 years of age or older, become participants in the plan on the 1st of the month which coincides with or next follows the completion of one year of eligibility service. It provides for full vesting upon 5 years of participation, and contains provisions which permit early retirement within 10 years prior to the normal retirement date for participants with at least 10 years of credited service. The plan requires no contribution from participants, covers all eligible employees, provides for normal retirement at age 65, and is qualified under section 401(a) of the Internal Revenue Code. As of October 1, 2011, the date of the last Actuarial Valuation Report, there were 126 active participants, 13 participants and beneficiaries entitled to a deferred pension benefit, and 29 retirees and beneficiaries receiving pension benefits. A participant's normal retirement benefit is an annual pension benefit commencing on his normal retirement date in an amount equal to 1.75% of his average annual compensation, multiplied by creditable service up to 35 years, plus 1.25% of his average annual compensation, multiplied by creditable service in excess of 35 up to 5 years, minus 0.49% of his final average compensation multiplied by creditable service up to 35 years. Average annual compensation is the highest 5 consecutive calendar years in all years of creditable service. Final average compensation is the highest 3 consecutive calendar years in all years of creditable service.

Postretirement Benefit Plan

The Bank also maintains an unfunded postretirement health insurance plan for certain employees meeting eligibility requirements. This benefit plan was amended in 1992 and is no longer offered to new employees.

401(k) Savings Plan

The Bank amended its 401(k) savings plan effective January 1, 2002. Employees who have attained the age of 21 and have completed three months of creditable service are eligible to become participants in the plan. Participants in the plan are permitted to make elective deferrals of up to the maximum percentage of compensation and dollar amounts allowable by law each year. Currently, the Bank contributes a discretionary match of 75% of the participant's contribution, up to 6% of the participant's annual compensation. Participants are 100% vested in the Bank's discretionary match after 6 years of participation in the plan.

Effective May 24, 2005 the Bank again amended its 401(k) savings plan to include an automatic 3.00% employee contribution by all new employees hired immediately after the effective date. The affected new employees may change or eliminate this automatic contribution upon written notice to the Bank.

Certain Transactions with Directors and Officers

Certain of our directors and officers and those of the Bank, members of their families and companies or firms with which they are associated, are customers of the Bank and have banking transactions and other transactions with the Bank in the ordinary course of business. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than a normal risk of collectability or present other unfavorable features. None of such loans outstanding to our directors or officers, members of their families or firms with whom our directors or officers are associated were nonperforming as of December 31, 2011. Maximum credit exposure to all of our directors and executive officers and those of the Bank amounted to $7.5 million at December 31, 2011.

In November 2010, the Bank renewed a branch lease with the accounting firm in which director Andrew Fredericksen is a principal. The lease is for a five year term, and provides for rental payments of approximately $3,850 per month. The lease provides for an option to renew for another five year term at the end of the term.

Security Ownership of Certain Beneficial Owners and Management

Lyons Bancorp, Inc.

The following table sets forth, as of February 17, 2012, certain information regarding the beneficial ownership of common stock by (1) each of our directors and named executive officers, (2) each person known by us to own beneficially more than 5% of the common stock, and (3) all of our directors and executive officers as a group.

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	
	Amount	Percent
Robert A. Schick (Director and President) The Lyons National Bank 35 William Street Lyons, New York 14489	36,898	2.858%
Clair J. Britt, Jr. (Director, Senior Commercial Lending Officer) The Lyons National Bank 35 William Street Lyons, New York 14489	9,490 [2]	0.735%
Diana R. Johnson (Treasurer) The Lyons National Bank 35 William Street Lyons, New York 14489	2,044	0.158%
David J. Breen, Jr. (Director) Herremas Food Market, Inc. 125 Pattonwood Drive Rochester, New York 14617	3,732	0.289%

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Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	
	Amount	Percent
Stephen DeRaddo (Senior Retail Lending Officer) The Lyons National Bank 35 William Street Lyons, New York 14489	3,547	0.275%
Dale H. Hemminger (Director) PO Box 168 Seneca Castle, New York 14547	10,698	0.829%
James A. Homburger (Director) 305 East Avenue Newark, New York 14513	37,456 [3]	2.901%
Thomas L. Kime (Director, Chief Operating Officer) The Lyons National Bank 35 Williams Street Lyons, New York 14489	8,370	0.648%
Philip L. & Mary Paliotti 40 Dickerson Street Lyons, New York 14489	89,515	6.933%
James E. Santelli (Director) 2096 Warncke Road Lyons, New York 14489	27,324 [4]	2.116%
John J. Werner, Jr. (Director) 9469 Bridger Lane North Rose, New York 14516	78,409 [5]	6.073%
Phillip M. McCann (Chief Credit Officer) The Lyons National Bank 35 William Street Lyons, New York 14489	366	0.028%
Bradley A. Person (Director) 679 Hightower Way Webster, New York 14580	210 [6]	0.016%
Joseph A. Fragnoli (Director) 4229 Shady Beach Seneca Falls, New York, 13148	900	0.070%
Andrew F. Fredericksen (Director) 426 Washington Street Geneva, New York 14456	3,336 [7]	0.258%
William S. Gavitt, Jr. 2040 Falkey Road Phelps, New York 14532	70,500	5.460%
All Directors and Executive Officers as a Group	222,780	17.255%

(1) These amounts assume subscriptions of officers and directors up to their basic subscription priviledge and full subscription of the offering.
(2) Includes 1,200 shares held by Mary Britt and 1,716 shares held by William Britt, UGM, over which Mr. Britt disclaims beneficial ownership.
(3) Includes 15,273 shares held by Margaret Homburger, over which Mr. Homburger disclaims beneficial ownership.
(4) Includes 12,438 shares held by Helen Santelli, over which Mr. Santelli disclaims beneficial ownership.
(5) Includes 39,559 shares held by Mary Werner, over which Mr. Werner disclaims beneficial ownership.
(6) Includes 60 shares held by Deborah Person, over which Mr. Person disclaims beneficial ownership.
(7) Includes 1,800 shares held by Glenora Fredericksen, over which Mr. Fredericksen disclaims beneficial ownership.

Lyons Realty Associates, Inc.

We own all of the outstanding common stock of Lyons Realty Associates, Inc. and 93.5% of the preferred stock of Lyons Realty Associates. The following table shows the number and percentage of the outstanding preferred stock of Lyons Realty owned by our directors, executive officers and directors and executive officers as a group as of December 31, 2011:

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
David J. Breen, Jr. (Director) Herremas Food Market, Inc. 125 Pattonwood Drive Rochester, New York 14617	2	*
Clair J. Britt, Jr. (Director, Senior Commercial Lending Officer) The Lyons National Bank 35 William Street Lyons, New York 14489	1	*
James A. Homburger (Director) 305 East Avenue Newark, New York 14513	4 (1)	*
John J. Werner, Jr. (Director) 9469 Bridger Lane North Rose, New York 14516	3 (2)	*
Directors and officers as a group	10	0.583%

* Denotes ownership of less than 1%

(1) Includes 1 share owned by Filspace, Inc. and one share owned by Spacemaker 14, Inc.; includes 1 share owned by Margaret B. Homburger, over which Mr. Homburger disclaims beneficial ownership.
(2) Includes 1 share owned by Mary T. Werner, over which Mr. Werner disclaims beneficial ownership.

Trusts

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We own all of the outstanding common capital securities of Lyons Capital Statutory Trust I. Tioga State Bank owns all of the outstanding trust preferred securities of Lyons Capital Statutory Trust I. We own all of the outstanding common capital securities of Lyons Capital Statutory Trust II. The outstanding trust preferred securities of Lyons Capital Statutory Trust II are owned by U.S. Capital Funding III, Ltd. We own all of the outstanding common capital securities of Lyons Statutory Trust III. Accredited investors own all of the outstanding convertible trust preferred securities of Lyons Statutory Trust III. No single holder of the securities of Trust III owns more than 10%. Some of the officers and directors are owners of securities of Trust III as stated in the table above.

Convertible Trust Preferred Securities

Our subsidiary, Trust III, has $2.9 million of 6% cumulative convertible capital securities. At any time, each capital security of Trust III is convertible into shares of the Company's common stock at a conversion rate of 36 shares of common stock per $1,000 capital security investment (as adjusted for a three-for-two stock split effective February 29, 2012), subject to proportionate adjustments for splits, stock dividends, recapitalization and the like, and issuances on a pro rata basis below the current market value, in-kind dividends and tender offers above market value. These capital securities are convertible into 105,552 shares of our common stock.

Holders of the capital securities under Trust III are entitled to an adjustment in the conversion price if we issue shares of common stock in a rights offering at a per share price less than the market at the time of determination of the sales price. We are selling shares in the rights offering for a price of $24.00-$28.00 per share. The market price determined as of the record date for the rights offering was $[___] per share. As a result, the conversion ratio for the capital securities under Trust III will be adjusted so that an additional [______] shares of common stock may be issued upon conversion of those capital securities.

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The following table sets forth, as of February 17, 2012, certain information regarding the beneficial ownership of convertible trust preferred securities issued by Trust III by (1) each of our directors and named executive officers, and (2) each person known by us to own beneficially more than 5% of the common stock:

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		
	Principal Amount of Capital Security	Percent	Number of Shares Issuable upon Conversion [1]
Alfred E. Loson 418 Grace Avenue Newark, New York 14513	$400,000 [2]	13.643%	14,400
James A. Homburger (Director) 305 East Avenue Newark, New York 14513	$50,000	1.705%	1,800
Philip L. Paliotti 40 Dickerson Street Lyons, New York 14489	$50,000 [3]	1.705%	1,800
David J. Breen, Jr. (Director) Herremas Food Market, Inc. 125 Pattonwood Drive Rochester, New York 14617	$25,000	0.853%	900
James E. Santelli (Director) 2096 Warncke Road Lyons, New York 14489	$25,000 [4]	0.853%	900
Robert A. Schick (Director and President) The Lyons National Bank 35 William Street Lyons, New York 14489	$25,000 [5]	0.853%	900

(1) The number of shares issuable upon conversion is calculated based on the present conversion rate of 36 shares of common stock per $1,000 of capital securities, without regard to any conversion price adjustment that may be necessary due to price adjustments resulting from the rights offering.

(2) Includes $200,000 for benefit of Van Scott Development Corp, of which Mr. Loson is the sole owner.

(3) Includes $25,000 held by Mary Paliotti, over which Mr. Paliotti disclaims beneficial ownership.

(4) For benefit of Mr. Santelli in the form of an IRA

(5) For benefit of Mr. Schick in the form of an IRA

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DESCRIPTION OF SECURITIES

The following information concerning the Common Stock summarizes provisions of our Certificate of Incorporation and Bylaws and statutes regulating the rights of holders of our common stock. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our Certificate of Incorporation and Bylaws and the corporate laws of the State of New York.

General

Our Certificate of Incorporation authorizes us to issue 5,000,000 shares of common stock having a par value of $0.50 per share, and 5,000 shares of preferred stock, having a par value of $0.50 per share, and a stated value of $1,000.00 per share. At March 1, 2012, we had 1,291,139 shares of common stock issued and outstanding, 10,357 shares of common stock held in treasury and reserved for future issuances under executive employment agreements, and no shares of preferred stock outstanding.

Subscription Rights

For each right that you own, you will have a basic subscription privilege to buy from us one-seventh (1/7) of a share of our common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise any subscription rights. Subscription rights are not transferable, and do not entitle the holder to any other rights, preferences or privileges, including without limitation with respect to any voting rights, dividends, or liquidation rights.

Common Stock

Each share of our common stock has the same relative rights as, and will be identical in all respects with, each other share of common stock.

Dividends. We can pay dividends if, as and when declared by our Board of Directors, subject to compliance with limitations which are imposed by law. See "Our Policy Regarding Dividends." The holders of our common stock are entitled to receive and share equally in any dividends declared by our Board of Directors out of legally available funds.

Voting Rights. The holders of our common stock possess exclusive voting rights in Lyons Bancorp, Inc. Each share of common stock entitles the holder to one vote. A shareholder will not have any right to cumulate votes in the election of directors. As a result, the holders of more than 50% of our outstanding common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of the directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for election of directors are not able to elect any person or persons to our Board of Directors. Our shareholders may remove directors only with cause by majority of the votes cast.

The approval of any business combination, including any merger, exchange offer or sale of all or substantially all of our assets, requires the affirmative vote of the holders of two-thirds of our outstanding common stock, with certain exceptions. See "Certain Restrictions On Acquisition of Lyons Bancorp, Inc. – Certificate of Incorporation" for more information.

Liquidation. In the event of any liquidation, dissolution or winding-up of the Bank, we, as holder of the Bank's common stock, have the right to receive, after payment or provision for payment of all debts and liabilities of the Bank, including all deposit accounts and accrued interest thereon, all assets of the Bank available for distribution. In the event we liquidate, dissolve or wind-up, the holders of our common stock have the right to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution.

Rights to Buy Additional Shares. Holders of our common stock do not have preemptive rights with respect to the issuance of additional shares. A preemptive right is a priority right to buy additional shares if we issue more shares in the future. Our common stock is not subject to redemption.

Preferred Stock

We may issue preferred stock from time to time in one or more series, and our board of directors, without action by the holders of our common stock, may fix or alter the voting rights, redemption provisions, dividend rights, dividend rates, claims to our assets superior to those of holders of our common stock, conversion rights and any other rights, preferences, privileges and restrictions of any wholly-unissued series of preferred stock. Our board of directors, without stockholder approval, can issue shares of preferred stock with rights that could adversely affect the voting power or rights of the holders of our common stock. Any issuances of preferred stock designated by our board must occur on or before December 31, 2014. As of the date of this offering circular, we have no shares of preferred stock outstanding. The issuance of shares of preferred stock could make it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is the Company.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation permits us to indemnify our officers and directors against various liabilities to the full extent permitted under New York law. Sections 721 through 726, inclusive, of the BCL authorize New York corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been officers or directors. We believe that these provisions will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN RESTRICTIONS ON ACQUISITION OF LYONS BANCORP, INC.

Our Certificate of Incorporation and Bylaws contain provisions that may be deemed to affect the ability of a person, firm or entity to acquire us. The following is a summary of those provisions. However, this summary is qualified in its entirety by reference to our actual Certificate of Incorporation and Bylaws.

Certificate of Incorporation

Our Certificate of Incorporation requires, under certain circumstances, an affirmative vote by the holders of 80% of our outstanding common stock for the approval of certain business transactions with related persons. Our certificate of incorporation defines a related person as an individual or entity that owns at least 10% of our outstanding stock: (a) at the time the agreement providing for the transaction is entered into; (b) at the time a resolution approving the transaction was adopted by our Board of Directors; or, (c) as of the record date for the determination of our shareholders entitled to notice of and to vote on, or consent to, the transaction.

The business transactions requiring the 80% vote approval include:

- the merger of Lyons Bancorp, Inc. or the Bank with a related person;
- the sale of Lyons Bancorp, Inc.'s stock or the Bank's stock to a related person;
- the sale or lease of a substantial part of Lyons Bancorp, Inc.'s or the Bank's assets to a related person;
- the sale of all of or a substantial part of the assets of a related person to Lyons Bancorp, Inc. or the Bank;
- the recapitalization or reclassification of Lyons Bancorp, Inc.'s stock that would have the effect of increasing the voting power of a related person; or
- the liquidation, spin-off, split-up, or dissolution of Lyons Bancorp, Inc.

Our certificate of incorporation sets forth certain circumstances where an 80% vote for the above-mentioned transactions is not required. The 80% voting requirement is not applicable if the transaction is approved by at least two-thirds vote of continuing directors, and the continuing directors constitute at least a majority of our entire Board of Directors. The certificate of incorporation defines a continuing director as a director who either was a member of our Board of Directors prior to the time the related person became a related person or who subsequently became a director and whose election or nomination for election by our shareholders, was approved by a vote of at least three-quarters of the continuing directors then on our Board of Directors.

Further, the 80% voting requirement is not required if all of the following conditions are satisfied:

- The business transaction is a merger and the consideration to be received per share by our shareholders is at least equal in value to the related person's highest purchase price;

- After the related person becomes the owner of at least 10% of our stock and prior to the consummation of the business transaction, the related person has not become the owner of any additional shares of stock except: (a) as part of the transaction which resulted in the related person becoming the owner of at least 10% of our stock; or (b) as a result of a pro rata stock dividend or stock split; and

- Prior to the consummation of the business transaction, the related person shall not have, directly or indirectly: (a) received the benefit (except proportionately as a shareholder) of any loan, advances, guarantees, pledges, or other financial assistance or tax credits provided by Lyons Bancorp, Inc. or the Bank; or (b) caused any material change in our business or equity capital structure, including issuance of shares of our capital stock to any third party.

For purposes of the above, our certificate of incorporation defines highest purchase price as the highest amount of consideration paid by the related person for a share of our stock within two years prior to the date the related person became the owner of at least 10% of our stock.

Our Certificate of Incorporation also states when our Board of Directors considers a proposed business transaction, the Board, in addition to considering the adequacy of the amount to be paid in connection with the transaction, shall consider other facts that are deemed relevant including:

- The social and economic effects of the transaction on us and the Bank and the Bank's employees, depositors, loan and other customers, creditors and other elements of the communities in which we and the Bank operate and are located;

- The business and financial conditions and earnings prospects of the individual or entity proposing the business transaction, including, debt service and other existing or likely financial obligation of the individual or entity, and the possible effect of such conditions upon us, the Bank and other elements of the communities in which we and the Bank operate or are located; and

- The competence, experience, and integrity of the individual or entity proposing the business transaction and its or their management.

Bylaws

Our Bylaws provide for the election and term of directors. Our directors are divided into three classes with the term of office for one class expiring each year. Vacancies in the Board of Directors, and any newly created directorships resulting from an increase in the number of directors may be filled by the Board of Directors, acting by a majority of directors then in office and any new directors chosen shall hold office until the next election of the class for which the new directors shall have been chosen and until their successor shall be elected and qualified. Further, the Bylaws provide that no decrease in the number of directors shall shorten the term of any incumbent director.

The Bylaws also require that at each annual meeting of our shareholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. The Bylaws require an affirmative vote by the holders of two-thirds our outstanding common stock to amend these classified director provisions of the Bylaws.

EXPERTS

The consolidated financial statements of Lyons Bancorp, Inc. and subsidiary as of December 31, 2011 and for the year then ended included in this offering circular have been so included in reliance on the report of Bonadio & Co., LLP, an independent registered public accounting firm, appearing elsewhere in this offering circular, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Lyons Bancorp, Inc. and subsidiary as of December 31, 2010 and for the year then ended included in this offering circular have been so included in reliance on the report of ParenteBeard LLC, an independent audit firm, appearing elsewhere in this offering circular, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINION

Woods Oviatt Gilman LLP, Rochester, New York will issue a legal opinion concerning the validity of the common stock being sold in this offering.

ADDITIONAL INFORMATION

Financial information filed by us and the Bank with the Federal Reserve Bank of New York and the Office of the Comptroller of the Currency is available from those agencies and over the Internet at www.ffiec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	F-1
Independent Auditors' Report	F-2
Consolidated Balance Sheets as of December 31, 2011 and 2010	F-3
Consolidated Statements of Income for the Years Ended December 31, 2011 and 2010	F-4
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2011 and 2010	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2011 and 2010	F-6
Notes to Consolidated Financial Statements	F-7 – F-54

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Lyons Bancorp, Inc.:

We have audited the accompanying consolidated balance sheet of Lyons Bancorp, Inc. and subsidiary (the Company) as of December 31, 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lyons Bancorp, Inc. and subsidiary as of December 31, 2011, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Bonadio & Co., LLP

March 1, 2012
Syracuse, New York

115 Solar Street, Suite 100
Syracuse, New York 13204
p (315) 214-7575
f (315) 471-2128

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
NYC • PERRY • GENEVA

www.bonadio.com


ParenteBeard

Independent Auditors' Report

Stockholders and Board of Directors of
Lyons Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of Lyons Bancorp, Inc. and subsidiary (the "Company") as of December 31, 2010, and the related consolidated statement of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lyons Bancorp, Inc. and subsidiary as of December 31, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

Syracuse, New York
March 31, 2011

Lyons Bancorp, Inc.

Consolidated Balance Sheets

December 31, 2011 and 2010

	2011	2010
	(In thousands)	
Assets		
Cash and due from banks	$ 13,749	$ 8,679
Interest-bearing deposits in banks	5,326	7,000
Cash and Cash Equivalents	19,075	15,679
Investment securities:		
Available for sale	143,080	154,296
Held to maturity	7,558	5,306
Restricted equity securities, at cost	4,001	2,949
Total Investment Securities	154,639	162,551
Loans	359,951	312,629
Less allowance for loan losses	(7,001)	(6,441)
Net Loans	352,950	306,188
Land, premises and equipment, net	14,696	13,356
Bank owned life insurance	7,593	7,358
Accrued interest receivable and other assets	6,498	8,453
Total Assets	$ 555,451	$ 513,585
Liabilities and Equity		
Liabilities		
Deposits:		
Interest-bearing	$ 367,202	$ 339,649
Non-interest-bearing	93,797	84,357
Total Deposits	460,999	424,006
Securities sold under agreements to repurchase	7,058	7,691
Borrowings from Federal Home Loan Bank	35,000	36,800
Junior subordinated debentures	9,217	9,217
Accrued interest payable and other liabilities	7,283	4,304
Total Liabilities	519,557	482,018
Equity		
Lyons Bancorp, Inc. stockholders' equity:		
Common stock	434	434
Paid-in capital	8,037	7,932
Retained earnings	28,477	24,569
Accumulated other comprehensive loss	(782)	(1,121)
Treasury stock, at cost	(328)	(303)
Total Lyons Bancorp, Inc. Stockholders' Equity	35,838	31,511
Noncontrolling interest	56	56
Total Equity	35,894	31,567
Total Liabilities and Equity	$ 555,451	$ 513,585

{1479910: }See notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended December 31, 2011 and 2010

	2011	2010
	(In thousands, except per share data)	
Interest Income		
Loans	$ 16,968	$ 16,319
Investment securities:		
Taxable	2,923	3,288
Non-taxable	1,324	1,212
Total Interest Income	21,215	20,819
Interest Expense		
Deposits	2,954	3,118
Borrowings	699	612
Total Interest Expense	3,653	3,730
Net Interest Income	17,562	17,089
Provision for Loan Losses	965	2,405
Net Interest Income after Provision for Loan Losses	16,597	14,684
Noninterest Income		
Service charges on deposit accounts	2,344	2,150
Loan servicing fees	954	856
Cardholder fees	780	673
Financial services fees	669	513
Net realized gains from sales/calls of available for sale securities	407	727
Realized gains on loans sold	743	534
Earnings on investment in bank owned life insurance	235	228
Other	241	147
Total Noninterest Income	6,373	5,828
Noninterest Expense		
Salaries and wages	6,799	6,248
Pensions and benefits	2,238	2,023
Occupancy	1,727	1,643
Data processing	1,038	1,005
Professional fees	888	856
FDIC and OCC assessments	645	735
Advertising	431	409
Loan fees	426	367
Office supplies	314	271
Other	1,562	1,299
Total Noninterest Expense	16,068	14,856
Income before Income Taxes	6,902	5,656
Income Tax Expense	1,760	1,484
Net income attributable to noncontrolling interest and Lyons Bancorp, Inc.	5,142	4,172
Less: Net income attributable to noncontrolling interest	4	4
Net Income	$ 5,138	$ 4,168
Earnings Per Share – basic [(1)]	$ 3.98	$ 3.24
Earnings Per Share – diluted[(1)]	$ 3.76	$ 3.24

(1) Per share amounts have been adjusted to reflect a 3-for-2 stock split, effective February 29, 2012.

{1479910: }See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2011 and 2010

(In thousands, except per share data)

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Noncontrolling Interest	Total
Balance - January 1, 2010	$ 434	$ 7,915	$ 21,552	$ (80)	$ (306)	$ 56	$ 29,571
Comprehensive income:							
Net income	-	-	4,168	-	-	-	4,168
Change in unrealized net gain on securities available for sale, net of tax	-	-	-	(532)	-	-	(532)
Change in unrealized loss on pension and postretirement benefits, net of tax	-	-	-	(200)	-	-	(200)
Change in unrealized gain on interest rate swap, net of tax	-	-	-	(309)	-	-	(309)
Total Comprehensive Income							3,127
Purchase of treasury stock	-	-	-	-	(143)	-	(143)
Issuance of treasury stock	-	3	-	-	33	-	36
Deferred compensation shares awarded, net	-	14	-	-	108	-	122
Deferred compensation shares vested	-	-	-	-	5	-	5
Cash dividends declared, $0.89 [1] per share	-	-	(1,151)	-	-	-	(1,151)
Balance – December 31, 2010	$ 434	$ 7,932	$ 24,569	$ (1,121)	$ (303)	$ 56	$ 31,567
Comprehensive income:							
Net income	-	-	5,138	-	-	-	5,138
Change in unrealized net gain on securities available for sale, net of tax	-	-	-	1,910	-	-	1,910
Change in unrealized loss on pension and postretirement benefits, net of tax	-	-	-	(1,242)	-	-	(1,242)
Change in unrealized loss on interest rate swap, net of tax	-	-	-	(329)	-	-	(329)
Total Comprehensive Income							5,477
Purchase of treasury stock	-	-	-	-	(330)	-	(330)
Issuance of treasury stock	-	52	-	-	212	-	264
Deferred compensation shares awarded, net	-	53	-	-	92	-	145
Deferred compensation shares vested	-	-	-	-	1	-	1
Cash dividends declared, $0.95 [1] per share	-	-	(1,230)	-	-	-	(1,230)
Balance – December 31, 2011	$ 434	$ 8,037	$ 28,477	$ (782)	$ (328)	$ 56	$ 35,894

(1) Per share amounts have been adjusted to reflect a 3-for-2 stock split, effective February 29, 2012.

{1479910: }*See notes to consolidated financial statements.*

Lyons Bancorp, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2011 and 2010

	2011	2010
	(In thousands)	
Cash Flows from Operating Activities		
Net income	**$ 5,138**	$ 4,168
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	**965**	2,405
Earnings on investment in bank owned life insurance	**(235)**	(228)
Net realized gain from sales/calls of available for sale securities	**(407)**	(727)
Realized gains on loans sold	**(743)**	(534)
Gain on sale of real estate owned	**(72)**	-
Deferred compensation expense	**148**	139
Net amortization on securities	**1,238**	995
Depreciation and amortization	**756**	702
Deferred income tax benefit	**-**	(243)
Contribution to defined benefit pension plan	**(750)**	(1,200)
Decrease in accrued interest receivable and other assets	**2,247**	898
Increase in accrued interest payable and other liabilities	**434**	427
Loans originated for sale	**(41,763)**	(38,595)
Proceeds from sales of loans	**38,799**	39,407
Net Cash Provided by Operating Activities	**5,755**	7,614
Cash Flows from Investing Activities		
Purchases of securities available for sale	**(38,449)**	(118,020)
Proceeds from sales of securities available for sale	**13,620**	35,644
Proceeds from maturities and calls of securities available for sale	**38,448**	55,514
Purchases of held to maturity securities	**(5,685)**	(2,563)
Proceeds from maturities of securities held to maturity	**3,383**	2,035
Net increase in restricted equity securities	**(1,052)**	(525)
Net increase in loans	**(44,024)**	(25,755)
Proceeds from sale of real estate owned	**169**	-
Purchase of bank owned life insurance	**-**	(500)
Premises and equipment purchases, net	**(2,094)**	(2,357)
Net Cash Used in Investing Activities	**(35,684)**	(56,527)
Cash Flows from Financing Activities		
Net increase in demand and savings deposits	**39,931**	53,309
Net decrease in time deposits	**(2,938)**	(11,637)
Net decrease in securities sold under agreements to repurchase	**(633)**	(1,255)
Net (decrease) increase in overnight borrowings from Federal Home Loan Bank	**(10,800)**	9,700
Proceeds received from issuance of trust preferred securities	**-**	2,932
Proceeds received from term borrowings from Federal Home Loan Bank	**15,000**	-
Repayment of term borrowings from Federal Home Loan Bank	**(6,000)**	-
Purchase of treasury stock	**(330)**	(143)
Issuance of treasury stock	**264**	36
Dividends paid	**(1,169)**	(1,124)
Net Cash Provided by Financing Activities	**33,325**	51,818
Net Increase in Cash and Cash Equivalents	**3,396**	2,905
Cash and Cash Equivalents – Beginning	**15,679**	12,774
Cash and Cash Equivalents – Ending	**$ 19,075**	$ 15,679
Supplementary Cash Flow Information		
Interest paid	**$ 3,682**	$ 3,742
Income taxes paid	**$ 1,337**	$ 2,423
Non-cash Disclosure		
Transfer of loans to foreclosed real estate	**$ 4**	$ 198

{1479910: }*See notes to consolidated financial statements.*

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Lyons Bancorp, Inc. (the Company) provides a full range of commercial banking services to individual and small business customers through its wholly-owned subsidiary, The Lyons National Bank (the Bank). The Bank's operations are conducted in eleven branches located in Wayne, Onondaga, Yates, Ontario, and Seneca Counties, New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

The Company owns all of the voting common shares of Lyons Capital Statutory Trust I (Trust I), Lyons Capital Statutory Trust II (Trust II) and Lyons Statutory Trust III (Trust III). Trust I was formed in 2003, Trust II was formed in 2004, and Trust III was formed in 2009. The Trusts were each formed for the purpose of securitizing trust preferred securities, the proceeds of which were advanced to the Company and contributed to the Bank as additional capital.

The Bank owns all of the voting stock of Lyons Realty Associates Corp. (LRAC) and, prior to December 2011, LNB Life Agency, Inc. (LNB Life). LRAC is a real estate investment trust which holds a portfolio of real estate mortgages. In order to maintain its status as a real estate investment trust, LRAC holds the real estate mortgages until they are paid. The real estate mortgages held by LRAC are included in loans on the consolidated balance sheet. LNB Life provided non-insured financial services and products to the Bank's customers. LNB Life was dissolved in December 2011 as the Bank discontinued offering these products and services to customers.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, LRAC and LNB Life. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accounts of Trust I, Trust II, and Trust III are not included in the consolidated financial statements as discussed in Note 9.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near future relate to the determination of the allowance and provision for loan losses, other-than-temporary impairment of investment securities, actuarial assumptions associated with the Company's benefit plans and deferred tax assets and liabilities.

Recently Issued Accounting Pronouncements

In April 2011, the FASB issued ASU 2011-02, *Receivables (Topic 310), A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring.* This Update provides additional guidance and clarification to help creditors in determining whether a creditor has granted a concession and whether a restructuring constitutes a troubled debt restructuring (TDR). This Update

Note 1 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements - continued

was effective for the first interim or annual period beginning on or after June 15, 2011, with retrospective application to the beginning of the annual period of adoption. The measurement of impairment should be done retrospectively in the period of adoption for loans that are newly identified as TDR's upon adoption of this Update. In addition, the TDR disclosures required by ASU 2010-20, Receivables (Topic 310), *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,* are required beginning in the period of adoption of this Update. The adoption of this Update did not have a material impact on its consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-03, *Transfers and Servicing (Topic 860) Reconsideration of Effective Control for Repurchase Agreements.* This Update revises the criteria for assessing effective control for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The determination of whether the transfer of a financial asset subject to a repurchase agreement is a sale is based, in part, on whether the entity maintains effective control over the financial asset. This Update removes from the assessment of effective control: the criterion requiring the transferor to have the ability to repurchase or redeem the financial asset on substantially the agreed terms, even in the event of default by the transferee, and the related requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. The amendments in this Update are effective for interim and annual reporting periods beginning on or after December 15, 2011. The amendments are applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial condition or result of operations.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* The guidance clarifies and expands the disclosures pertaining to unobservable inputs used in Level 3 fair value measurements, including the disclosure of quantitative information related to (1) the valuation processes used, (2) the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, and (3) use of a nonfinancial asset in a way that differs from the asset's highest and best use. The amendments are effective for annual periods beginning after December 15, 2011. The Company does not expect this pronouncement to have a material effect on its consolidated financial statements.

Earlier this year, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* (ASU 2011-05). ASU 2011-05 was intended to increase the prominence of other comprehensive income in financial statements and help financial statement users better understand the cause of a company's change in financial position and results of operations. Stakeholders, however, recently raised concerns that new presentation requirements about the reclassification of items out of accumulated other comprehensive income would be costly for

Note 1 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements - continued

preparers and add unnecessary complexity to financial statements. ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05* (ASU 2011-12), defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. ASU 2011-12 did not defer the requirement to report comprehensive income either in a single continuous statement or in two separate but consecutive financial statements.

ASU 2011-05 and ASU 2011-12 are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. Management does not expect the adoption of this statement to have a material impact on the Company's consolidated financial statements.

Investment Securities

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities held for resale for liquidity purposes are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Management determines the appropriate classification of securities at the time of purchase. Restricted equity securities consist primarily of Federal Reserve Bank and the Federal Home Loan Bank stock.

Purchase premiums and discounts are recognized in interest income using the interest method or methods that approximate the interest method over the terms of the securities. Interest and dividends on securities are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are determined using the specific identification method.

On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment. A security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. If impaired, the Company then assesses whether the unrealized loss is other-than-temporary. The assessment considers (i) whether the Company intends to sell the security prior to recovery and/or maturity, (ii) whether it is more likely than not that the Company will have to sell the security prior to recovery and/or maturity and (iii) if the present value of the expected cash flows is not sufficient to recover the entire amortized cost basis. If a debt security is deemed to be other-than-temporarily impaired, the credit loss component of an other-than-temporary impairment write-down is recorded in earnings while the remaining portion of the impairment loss is recognized, net of tax, in other comprehensive income provided that the Company does not intend to sell the underlying security and it is more-likely-than not that the Company would not have to sell the security prior to recovery.

Note 1 - Summary of Significant Accounting Policies (Continued)

Investment Securities - continued

The Company considers the following factors in determining whether a credit loss exists and the period over which the security is expected to recover:

- The length of time and the extent to which the fair value has been less than the amortized cost basis;
- The level of credit enhancement provided by the structure which includes, but is not limited to, credit subordination positions, excess spreads, overcollateralization, protective triggers;
- Changes in the near term prospects of the issuer or underlying collateral of a security, such as changes in default rates, loss severities given default and significant changes in prepayment assumptions;
- The level of excess cash flow generated from the underlying collateral supporting the principal and interest payments of the debt securities; and
- Any adverse change to the credit conditions of the issuer of the security such as credit downgrades by the rating agencies.

Loans

The Bank grants real estate, commercial and consumer loans to its customers. A substantial portion of the loan portfolio is represented by real estate loans in Wayne, Ontario, Yates, Onondaga, and Seneca Counties. The Company's loan portfolio includes residential real estate, commercial real estate, agricultural real estate, commercial and agricultural loans, and consumer installment classes. Residential real estate loans include classes for 1-4 family and home equity loans. Consumer installment loans include classes for direct and indirect loans.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.

Interest income is accrued on the unpaid principal balance. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans

Note 1 - Summary of Significant Accounting Policies (Continued)

Loans - continued

that are placed on nonaccrual or charged off is reversed against interest income or the allowance for loan losses if the interest income was earned in a prior period. The interest on these loans is accounted for on the cash-basis or cost-recovery method,
until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable fair value or the fair value of underlying collateral if the loan is collateral-dependent. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on impaired loans are generally applied to reduce the principal balance outstanding. In considering loans for evaluation of impairment, management generally excludes smaller balance, homogeneous loans: residential mortgage loans, home equity loans, and all consumer loans, unless subject to a troubled debt restructuring. These loans are collectively evaluated for risk of loss.

Loans Held for Sale

Generally, loans held for sale consist of residential mortgage loans that are originated and are intended to be sold through agreements the Bank has with the Federal Home Loan Bank (FHLB) and the Federal Home Loan Mortgage Corporation (Freddie Mac). From time to time, the Bank may also hold commercial loans for sale. Realized gains and losses on sales are computed using the specific identification method. These loans are carried on the consolidated balance sheet at the lower of cost or estimated fair value determined in the aggregate. Loans held for sale totaled $4.6 million and $857,000 at December 31, 2011 and 2010, respectively, and are included in loans on the consolidated balance sheets.

During 2011 and 2010, the Company sold residential mortgage loans totaling $38.8 million and $39.4 million, respectively, and realized gains on these sales were $743,000 and $534,000, respectively. These residential real estate loans are generally sold without recourse in accordance with standard secondary market loan sale agreements. When residential mortgage loans are sold, the Company typically retains all servicing rights, which provides the Company with a source of fee income. In connection with the sales in 2011 and 2010, the Company recorded mortgage-servicing assets of $225,000 and $227,000, respectively. Amortization of mortgage servicing assets amounted to $185,000 in 2011 and $174,000 in 2010. Net mortgage-servicing assets included in the consolidated balance sheets totaled $462,000 and $422,000 net of amortization, as of December 31, 2011 and 2010, respectively. Total loans serviced for others amounted to $136.1 million and $121.3 million at December 31, 2011 and 2010, respectively.

Note 1 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses

The allowance for loan losses (allowance) is established as losses are estimated to have occurred in the loan portfolio. The allowance is recorded through a provision for loan losses charged to earnings.

Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of general, specific and unallocated components as further described below.

General Component

The general component of the allowance is based on historical loss experience adjusted for qualitative factors stratified by the following loan classes: residential real estate, commercial real estate, agriculture real estate, commercial and agricultural loans, and consumer installment segments. Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan segment. The historical loss factor is adjusted for the following qualitative factors: levels and trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. There were no changes in the Company's policies or its methodology pertaining to the general component of the allowance during 2011.

The qualitative factors are determined based on the various risk characteristics of each loan type. Risk characteristics relevant to each loan type are as follows:

Residential real estate - The Company generally does not originate loans with a loan-to-value ratio greater than 80 percent and does not grant subprime loans. The majority of loans in this segment are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this class.

Commercial real estate - Loans in this class represent both extensions of credit for owner-occupied real estate and income-producing properties throughout the local region. The underlying cash flows of the operating commercial businesses (owner-occupied) and income properties (non-owner occupied) can be adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this class. In a majority of cases, the Company obtains rent rolls annually and continually monitors the cash flows of non-owner occupied loans commensurate with sound lending practices.

Note 1 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses - continued

Agricultural real estate – Loans in this class represent extensions of credit for owner-occupied agricultural real estate throughout the local region. The underlying cash flows generated by the agribusinesses can be adversely impacted by adverse climate and a weakened economy, which in turn, will have an effect on the credit quality in this class. Management obtains annual tax returns and continually monitors the cash flows of these loans commensurate with sound lending practices.

Commercial and Agricultural loans – Loans in these classes are made to businesses and generally secured by the assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this class.

Consumer installment loans – Loans in this segment may be secured or unsecured and repayment is dependent on the credit quality of the individual borrower. Unemployment rates will have an effect on the credit quality in this class.

Specific Component

The specific component relates to loans that are classified as impaired. Impairment is measured on a loan by loan basis for commercial and agricultural loans, commercial real estate and agricultural real estate by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral, less costs to sell, if determined to be more appropriate. An allowance is established when the discounted cash flow or collateral value of the impaired loan is lower than the carrying value of that loan. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer or residential real estate loans for impairment disclosures, unless such loans are subject to a troubled debt restructuring agreement.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

All impaired loans require appraisals and/or chattel evaluations within 180 days of impairment, unless existing evaluation is less than 24 months old and no market or physical deterioration is noted. Re-appraisals and/or re-evaluations should be conducted whenever deemed appropriate, but typically recommended on a 24 month cycle if repayment is predicated upon liquidation of collateral and evidence suggests collateral values may have deteriorated.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines that significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reason for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Note 1 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses - continued

Unallocated Component

An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

Troubled Debt Restructurings

A modification of a loan constitutes a troubled debt restructuring ("TDR") when a borrower is experiencing financial difficulty and the modification constitutes a concession. Loans modified in a TDR often involve temporary interest-only payments, term extensions, reducing the interest rate for the remaining term of the loan, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, requesting additional collateral, releasing collateral for consideration, or substituting or adding a new borrower or guarantor.

All of the loans identified as TDRs by the Company in 2011 and 2010 were previously on nonaccrual status and reported as impaired loans prior to restructuring. All loans restructured during 2011 are on nonaccrual status as of December 31, 2011. Nonaccrual loans that are restructured remain on nonaccrual status, but may move to accrual status after they have performed according to the restructured terms for a period of time of at least six months. The TDR classification did not have a material impact on the Company's determination of the allowance for loan losses because the modified loans were impaired and evaluated for a specific allowance both before and after restructuring.

Land, Premises and Equipment

Land is stated at cost. Premises and equipment are recorded at cost and are generally depreciated by the straight-line method over the estimated useful lives of the assets. Buildings are generally depreciated over a useful life of thirty nine and one half years, furniture and equipment over a useful life of three to seven years, and leasehold improvements over the lesser of the asset's useful life or the term of the lease.

Bank Owned Life Insurance

Bank owned life insurance (BOLI) was purchased by the Bank as a financing tool for employee benefits and to fund discriminatory retirement benefits for the Board of Directors and executive management. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The proceeds or increases in cash surrender value of the life insurance policy results in tax-exempt income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is stated on the Company's consolidated balance sheets at its current cash surrender value. Increases in BOLI's cash surrender value are reported as noninterest income in the Company's consolidated statements of income.

Note 1 - Summary of Significant Accounting Policies (Continued)

Foreclosed Real Estate

Included in other assets are real estate properties acquired through, or in lieu of, loan foreclosure. These properties are initially recorded at fair value less estimated selling costs at the date of foreclosures. Any write-downs based on the asset's fair value at date of foreclosure are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new basis or fair value less any costs to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of the property to the lower of its cost or fair value less cost to sell. There was no foreclosed real estate at December 31, 2011. Foreclosed real estate at December 31, 2010 was $197,000.

Treasury Stock

Treasury stock is recorded at cost. Shares are reissued on the average cost method, except for issuance of deferred compensation shares, which are discussed in Note 12.

Interest Rate Swap Agreement

The Company utilizes an interest rate swap agreement as part of its management of interest rate risk to modify the repricing characteristics of its floating-rate junior subordinate debentures. For this swap agreement, amounts receivable or payable are recognized as accrued under the terms of the agreement, and the net differential is recorded as an adjustment to interest expense of the related debentures. The interest rate swap agreement is designated as a cash flow hedge. Therefore, the effective portion of the swap's unrealized gain or loss was initially recorded as a component of other comprehensive income, net of tax. The ineffective portion of the unrealized gain or loss, if any, is immediately reported in other operating income. The Company considers its interest rate swap agreement to be fully effective and accordingly it has not recorded any gains or losses in earnings during 2011 or 2010.

Advertising Costs

Advertising costs are expensed as incurred.

Noncontrolling Interest

Noncontrolling interest represents the portion of ownership and interest expense that is attributable to the minority owners of LRAC. The minority ownership is in the form of 8.50% cumulative preferred stock, and the dividends paid are included in noncontrolling interest as a charge against income.

Income Taxes

Income taxes are provided for the tax effects of certain transactions reported in the consolidated financial statements. Income taxes consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of the allowance for loan losses, premises and equipment, and prepaid and accrued employee benefits. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes - continued

will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Earnings Income Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as adjustments to net income for interest expense relating to convertible securities, net of tax, that would result from the assumed issuance. Treasury shares are not deemed outstanding for earnings per share calculations. See Note 13 for earnings per share calculations.

Statements of Cash Flows

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as the sum of cash and due from banks, federal funds sold, and interest-bearing deposits in banks with an original maturity of less than three months.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Segment Reporting

The Company has evaluated the activities relating to its strategic business units, and determined that these strategic business units are similar in nature, and managed accordingly. The strategic business units are not reviewed separately to make operating decisions or assess performance. Therefore, the Company has determined it has no reportable segments.

Note 2 - Restrictions on Cash and Due from Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The required reserve at December 31, 2011 and 2010 was $8.0 million and $8.3 million, respectively.

The Bank is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2011 and 2010 was $600,000.

Note 3 - Investments

The amortized cost and fair value of investment securities, with gross unrealized gains and losses, are as follows at December 31, 2011 and 2010:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2011:				
Available for Sale:				
United States treasuries	$ 5,066	$ 89	$ -	$ 5,155
United States agencies	29,639	1,173	-	30,812
State and local governments	49,933	1,476	-	51,409
Mortgage-backed securities	54,759	954	(9)	55,704
Total Available for Sale	$ 139,397	$ 3,692	$ (9)	$ 143,080
Held to Maturity:				
Local governments	$ 7,558	$ -	$ -	$ 7,558
Restricted Equity Securities	$ 4,001	$ -	$ -	$ 4,001

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010:				
Available for Sale:				
United States treasuries	$ 13,259	$ -	$ (282)	$ 12,977
United States agencies	27,440	27	(451)	27,016
State and local governments	52,547	986	(243)	53,290
Mortgage-backed securities	60,551	938	(476)	61,013
Total Available for Sale	$ 153,797	$ 1,951	$ (1,452)	$ 154,296
Held to Maturity:				
Local governments	$ 5,306	$ -	$ -	$ 5,306
Restricted Equity Securities	$ 2,949	$ -	$ -	$ 2,949

Note 3 – Investments (Continued)

All of the above mortgage-backed securities are residential direct pass through securities or collateralized mortgage obligations issued or backed by government sponsored enterprises (GSEs). Restricted equity securities primarily include non-marketable Federal Home Loan Bank New York (FHLBNY) stock and non-marketable Federal Reserve Bank (FRB) stock, both of which are required to be held for regulatory purposes and for borrowing availability. The required investment in FHLBNY stock is tied to both the Company's borrowing levels with the FHLB and commitments to sell residential mortgage loans to the FHLB. Holdings of FHLBNY stock and FRB stock totaled $3.2 million and $380,000 at December 31, 2011, respectively, and $2.2 million and $380,000 at December 31, 2010, respectively. These securities are carried at par, which is also cost. Restricted equity securities also include miscellaneous investments carried at par, which is also cost.

Restricted equity securities are held as a long-term investment and value is determined based on the ultimate recoverability of the par value. Impairment of these investments is evaluated quarterly and is a matter of judgment that reflects management's view of the issuer's long-term performance, which includes factors such as the following: its operating performance; the severity and duration of declines in the fair value of its net assets related to its capital stock amount; its commitment to make payments required by law or regulation and the level of such payments in relation to its operating performance; and its liquidity and funding position. After evaluating these considerations, the Company concluded that the par value of these investments will be recovered and, as such, has not recognized any impairment on its holdings of restricted equity securities.

The following table sets forth the Company's investment in securities with unrealized losses of less than twelve months and unrealized losses of twelve months or more at December 31:

	Less than 12 Months		12 Months or More		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2011						
United States treasuries	$ -	$ -	$ -	$ -	$ -	$ -
United States agencies	-	-	-	-	-	-
State and local governments	-	-	-	-	-	-
Mortgage-backed securities	4,380	9	-	-	4,380	9
	$ 4,380	$ 9	$ -	$ -	$ 4,380	$ 9

Note 3 – Investments (Continued)

	Less than 12 Months		12 Months or More		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2010:						
United States treasuries	$ 12,977	$ 282	$ -	$ -	$ 12,977	$ 282
United States agencies	16,920	451	-	-	16,920	451
State and local governments	11,203	242	569	1	11,772	243
Mortgage-backed securities	23,184	476	-	-	23,184	476
	$ 64,284	$ 1,451	$ 569	$ 1	$ 64,853	$ 1,452

On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the amortized cost basis, (2) the financial condition of the issuer (and guarantor, if any) and adverse conditions specifically related to the security, industry or geographic area, (3) failure of the issuer of the security to make scheduled interest or principal payments, (4) any changes to the rating of a security by a rating agency, (5) the presence of credit enhancements, if any, including the guarantee of the federal government or any of its agencies, (6) whether the Company intends to sell or more likely than not be required to sell the debt security, and (7) if the present value of the expected cash flow is not sufficient to recover the entire amortized cost.

There were two securities with unrealized losses for less than twelve months at December 31, 2011, while at December 31, 2010 there were fifty-five securities with losses for less than twelve months and one security with losses greater than twelve months. Substantially all of the unrealized losses on the Company's securities were caused by market interest rate changes from those in effect when the securities were purchased by the Company. The contractual terms of these securities do not permit the issuer to settle the securities at a price less than par value. Except for certain state and local government obligations, all securities rated by an independent rating agency carry an investment grade rating. Financial information relating to unrated state and government obligations is reviewed for indications of adverse conditions that may indicate other-than-temporary impairment. Because the Company does not intend to sell the securities with unrealized losses and it believes it is not likely to be required to sell the securities before recovery of their amortized cost basis, which may be, and is likely to be, maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2011. In addition, there were no other-than-temporarily impaired charges in 2011 and 2010.

Note 3 – Investments (Continued)

The amortized cost and fair value of debt securities at December 31, 2011, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

(In thousands)	Available for Sale		Held to Maturity	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
Due in one year or less	**$ 7,104**	**$ 7,155**	**$ 4,020**	**$ 4,020**
Due after one year through five years	**51,651**	**52,966**	**1,504**	**1,504**
Due after five years through ten years	**23,883**	**25,216**	**809**	**809**
Due after ten years	**2,000**	**2,039**	**1,225**	**1,225**
Securities not due at a single maturity date	**54,759**	**55,704**	**-**	**-**
	$ 139,397	**$ 143,080**	**$ 7,558**	**$ 7,558**

During 2011, the Company sold $13.6 million of available for sale securities, while in 2010 the Company sold $35.6 million of available for sale securities. Gross gains on the sales/calls of investments in 2011 were $407,000. Gross gains on the sales/calls of investment securities in 2010 were $727,000. Investment securities with carrying amounts of $100.0 million and $76.2 million at December 31, 2011 and 2010, respectively, were pledged to secure deposits as required or permitted by law.

Note 4 – Loans

Loans consist of the following at December 31, 2011 and 2010:

	2011	**2010**
	(In thousands)	
Residential real estate:		
1-4 family	**$ 91,883**	$ 72,805
Home equity	**51,800**	48,168
Commercial	**84,193**	72,978
Agriculture	**20,839**	19,792
Total mortgage loans on real estate	**248,715**	213,743
Commercial loans	**58,778**	51,439
Agriculture loans	**23,024**	19,790
Consumer installment loans:		
Direct	**14,413**	12,916
Indirect	**15,021**	14,741
Total consumer installment loans	**29,434**	27,657
Total loans	**$ 359,951**	$ 312,629

Note 4 – Loans (Continued)

Net unamortized loan origination costs totaled $677,000 and $385,000 at December 31, 2011 and 2010, respectively and are included with their related loan class.

The Company has transferred a portion of its originated commercial, commercial real estate, agriculture and agriculture real estate loans to participating lenders. The amounts transferred have been accounted for as sales and are therefore not included in the Company's accompanying consolidated balance sheets. The Company and participating lenders share ratably in cash flows and any gains or losses that may result from a borrower's lack of compliance with contractual terms of the loan. The Company continues to service the loans on behalf of the participating lenders and, as such, collects cash payments from the borrowers, remits payments (net of servicing fees) to participating lenders and disburses required escrow funds to relevant parties. At December 31, 2011 and 2010, the Company was servicing loans for participants aggregating $6.7 million and $9.0 million, respectively.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments are due. Generally loans are placed on nonaccrual status if principal or interest payments become 90 days or more past due and/or management deems the collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements. The majority of the Company's loans classified as nonaccrual are not past due in accordance with their contractual obligations; however there are facts and circumstances regarding these loans that deem the collectability of the contractual payments to be in question.

The following table presents past due loans by classes of the loan portfolio at December 31, 2011 and 2010:

(In thousands)	Current	30-89 Days Past Due	90 Days and Greater	Total Loans	Loans on Nonaccrual
December 31, 2011:					
Residential real estate:					
1-4 family	$ 91,538	$ 231	$ 114	$ 91,883	$ 197
Home equity	51,392	408	-	51,800	-
Commercial real estate	83,817	376	-	84,193	4,956
Agriculture real estate	20,839	-	-	20,839	211
Commercial loans	58,600	178	-	58,778	371
Agriculture loans	23,018	6	-	23,024	6
Consumer installment loans:					
Direct	14,383	15	15	14,413	-
Indirect	14,981	40	-	15,021	200
Total	$ 358,568	$ 1,254	$ 129	$ 359,951	$ 5,941

Note 4 – Loans (Continued)

(In thousands)	Current	30-89 Days Past Due	90 Days and Greater	Total Loans	Loans on Nonaccrual
December 31, 2010:					
Residential real estate:					
1-4 family	$ 72,805	$ -	$ -	$ 72,805	$ -
Home equity	48,084	84	-	48,168	-
Commercial real estate	72,110	428	440	72,978	4,435
Agriculture real estate	19,792	-	-	19,792	275
Commercial loans	50,924	256	259	51,439	623
Agriculture loans	19,777	13	-	19,790	1
Consumer installment loans:					
Direct	12,882	34	-	12,916	-
Indirect	14,477	264	-	14,741	267
Total	$ 310,851	$ 1,079	$ 699	$ 312,629	$ 5,601

At December 31, 2011 and 2010, loans that were over 90 days delinquent and still accruing totaled $15,000 and $0, respectively.

The changes in the allowance for loan losses are as follows for the years ended December 31, 2011 and 2010:

	2011	2010
	(In thousands)	
Balance, January 1,	**$ 6,441**	$ 4,912
Provision for loan losses	**965**	2,405
Recoveries	**229**	124
Charge-offs	**(634)**	(1,000)
Balance, December 31,	**$ 7,001**	$ 6,441

Activity in the allowance for loan losses for the year ended December 31, 2011 follows:

(In thousands)

December 31, 2011	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Beginning balance	$ 1,110	$ 2,040	$ 210	$ 152	$ 1,054	$ 517	$ 1,358	$ 6,441
Provisions for loan losses	346	720	49	15	400	(52)	(513)	965
Recoveries of loans previously charged off	62	10	-	-	19	138	-	229
Loans charged off	(308)	-	-	-	(111)	(215)	-	(634)
Ending balance	$ 1,210	$ 2,770	$ 259	$ 167	$ 1,362	$ 388	$ 845	$ 7,001

Note 4 – Loans (Continued)

The allocation of the allowance for loan losses by loan type is as follows at December 31, 2011 and 2010:

(In thousands)

December 31, 2011	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Amount of allowance for loan losses on loans individually evaluated for impairment	$ 124	$ 1,687	$ -	$ -	$ -	$ -	$ -	$ 1,811
Amount of allowance for loan losses on loans collectively evaluated for impairment	1,086	1,083	259	167	1,362	388	845	5,[illegible]9[illegible]
Total allowance for loan losses	$ 1,210	$ 2,770	$ 259	$ 167	$ 1,362	$ 388	$ 845	$ 7,001
Loans individually evaluated for impairment	$ 371	$ 4,956	$ 6	$ 211	$ -	$ -	$ -	$ 5,[illegible]4[illegible]
Loans collectively evaluated for impairment	58,407	79,237	23,018	20,628	143,683	29,434	-	354,40[illegible]
Total Loans	$ 58,778	$ 84,193	$ 23,024	$ 20,839	$143,683	$ 29,434	$ -	$359,951

December 31, 2010	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Amount of allowance for loan losses on loans individually evaluated for impairment	$ 299	$ 824	$ -	$ -	$ -	$ -	$ -	$ 1[illegible]12[illegible]
Amount of allowance for loan losses on loans collectively evaluated for impairment	811	1,216	210	152	1,054	517	1,358	5[illegible]31[illegible]
Total allowance for loan losses	$ 1,110	$ 2,040	$ 210	$ 152	$ 1,054	$ 517	$ 1,358	$ 6[illegible]44[illegible]
Loans individually evaluated for impairment	$ 623	$ 4,435	$ 1	$ 275	$ -	$ -	$ -	$ 5[illegible]33[illegible]
Loans collectively evaluated for impairment	50,816	68,543	19,789	19,517	120,973	27,657	-	307[illegible]29[illegible]
Total Loans	$ 51,439	$ 72,978	$ 19,790	$ 19,792	$120,973	$ 27,657	$ -	$312[illegible]62[illegible]

Note 4 – Loans (Continued)

Management is committed to early recognition of loan problems and to maintaining an adequate allowance. At least quarterly, management reviews all commercial and commercial real estate loans and leases and agriculturally related loans with an outstanding principal balance of over $100,000 that are internally risk rated special mention or worse, giving consideration to payment history, debt service payment capacity, collateral support, strength of guarantors, local market trends, industry trends, and other factors relevant to the particular borrowing relationship. Through this process, management identifies impaired loans. For loans considered impaired, estimated exposure amounts are based upon collateral values or present value of expected future cash flows discounted at the original effective interest rate of each loan. For commercial loans, commercial mortgage loans, agricultural mortgages and agricultural loans not specifically reviewed, and for homogenous loan portfolios such as residential mortgage loans and consumer loans, estimated exposure amounts are assigned based upon historical net loss experience and current charge-off trends, past due status, and management's judgment of the effects of current economic conditions on portfolio performance. In determining and assigning historical loss factors to the various homogeneous portfolios, the Company calculates average net losses over a period of time and compares this average to current levels and trends to ensure that the calculated average loss factor is reasonable.

Significant factors that could give rise to changes in these estimates may include, but are not limited to, changes in economic conditions in the local area, concentration of risk, changes in interest rates, and declines in local property values. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The unallocated portion of the allowance for loan losses is maintained to cover uncertainties that could affect management's estimate of probable losses. The primary reason for the decrease in the unallocated portion of the allowance for loan losses year over year was in response to a review of the Company's largest impaired loan. During 2010, this relationship was deemed impaired and a specific allocation was determined using the information available to the Company. The relationship was subsequently restructured in the third quarter of 2010, and has since performed according to its contractual agreement. During 2011, a review of possible outcomes was performed relating to this significant relationship, to better quantify the impact to the Company if the loan discontinued making regular payments and became further distressed. As a result of that review, which included assumptions regarding collateral values in a variety of disposal situations, management allocated an additional $500,000 from the unallocated portion of the allowance as a specific allocation to this credit.

The above allocation is neither indicative of the specific amounts or the loan categories in which future charge-offs may occur, nor is it an indicator of future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.

Note 4 – Loans (Continued)

The following table summarizes information regarding impaired loans by loan portfolio class as of December 31, 2011 and 2010:

(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2011					
With no related allowance recorded:					
Commercial loans	$ 247	$ 270	$ -	$ 72	$ 3
Commercial real estate	-	-	-	151	-
Agriculture loans	6	10	-	6	2
Agriculture real estate	211	377	-	231	-
With an allowance recorded:					
Commercial loans	124	124	124	245	-
Commercial real estate	4,956	5,327	1,687	4,887	-
Total	$ 5,544	$ 6,108	$ 1,811	$ 5,592	$ 5
Summary:					
Commercial	$ 5,327	$ 5,721	$ 1,811	$ 5,355	$ 3
Agriculture	217	387	-	237	2
Total	$ 5,544	$ 6,108	$ 1,811	$ 5,592	$ 5

(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2010					
With no related allowance recorded:					
Commercial loans	$ 5	$ 8	$ -	$ 83	$ 16
Commercial real estate	440	850	-	1,752	1
Agriculture loans	1	24	-	121	6
Agriculture real estate	275	392	-	294	-
With an allowance recorded:					
Commercial loans	618	620	299	575	14
Commercial real estate	3,995	4,110	824	1,310	-
Agriculture loans	-	-	-	32	-
Total	$ 5,334	$ 6,004	$ 1,123	$ 4,167	$ 37
Summary:					
Commercial	$ 5,058	$ 5,588	$ 1,123	$ 3,720	$ 31
Agriculture	276	416	-	447	6
Total	$ 5,334	$ 6,004	$ 1,123	$ 4,167	$ 37

Note 4 – Loans (Continued)

The following is a summary of troubled debt restructurings for the year ended December 31, 2011:

(Dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled debt restructurings:			
Commercial real estate	3	$ 4,070	$ 3,294

Two commercial real estate loans were granted an extension beyond normal circumstances to repay protective tax advances. The other commercial loan was granted a rate reduction. Management performs a discounted cash flow calculation to determine the amount of impairment reserves required on each of the troubled debt restructurings.

Any reserve required is recorded through the provision for loan losses. The TDRs identified in 2010 required impairment reserves of $824,000. There were no troubled debt restructurings that defaulted in the first twelve months after restructuring was granted.

Credit Quality

The Company utilizes a ten grade internal loan rating system for commercial, commercial real estate, agriculture and agriculture real estate loans. Loans that are rated "1" through "6" are considered "pass" rated loans with low to average risk.

Loans rated a "7" are considered "special mention". These loans have potential weakness that deserves management's close attention. These weaknesses may, if not checked or corrected, weaken the asset or inadequately protect the Company's position at some future date. Borrowers may be experiencing adverse operating trends, or an ill-proportioned balance sheet. Adverse economic or market conditions may also support a special mention rating. These assets pose elevated risks, but their weakness does not yet justify a substandard classification.

Loans rated an "8" are considered "substandard". Generally a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard loans have a high probability of payment default or they have other well-defined weaknesses. They require more intensive supervision by Company management. Substandard loans are generally characterized by current or unexpected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization.

Loans rated a "9" are considered "doubtful". Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. There were no doubtful loans at December 31, 2011 or 2010.

Note 4 – Loans (Continued)

Credit Quality – continued

Loans rated a "10" are considered uncollectible ("loss") and of such little value that their continuance as loans is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless loan even though partial recovery may be affected in the future. There were no loss loans at December 31, 2011 or 2010.

On an annual basis, or more often if needed, the Company formally reviews the ratings on all commercial, commercial real estate, agriculture and agriculture real estate loans. The Company also annually engages an independent third party to review a significant portion of loans within these segments. Management uses the results of these reviews as part of its annual review process.

The following table presents the classes of the commercial and agriculture loan portfolios summarized by the aggregate pass rating and the criticized and classified ratings of special mention and substandard within the Company's internal risk rating system as of December 31, 2011 and 2010:

(In thousands)

	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Total
December 31, 2011					
Grade:					
Pass	$ 51,970	$ 74,314	$ 21,732	$ 18,025	$ 166,041
Special Mention	5,245	1,259	19	62	6,585
Substandard	1,563	8,620	1,273	2,752	14,208
Total	$ 58,778	$ 84,193	$ 23,024	$ 20,839	$ 186,834

	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Total
December 31, 2010					
Grade:					
Pass	$ 44,984	$ 61,324	$ 19,100	$ 18,093	$ 143,501
Special Mention	4,576	3,011	74	546	8,207
Substandard	1,879	8,643	616	1,153	12,291
Total	$ 51,439	$ 72,978	$ 19,790	$ 19,792	$ 163,999

Note 4 – Loans (Continued)

Credit Quality – continued

Loans within the residential real estate and consumer portfolios do not have an internal loan rating system. Instead, they are monitored for past due status. If a residential real estate or consumer loan becomes 90 days past due, it is placed into nonaccrual status and the accrual of interest is discontinued.

Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual if collection of principal or interest is considered doubtful.

The following table presents the classes of the residential real estate and consumer loan portfolios summarized by performing or nonaccrual as of December 31, 2011 and 2010:

(In thousands)

	1-4 Family	Home Equity	Consumer - Direct	Consumer - Indirect	Total
December 31, 2011					
Performing	$ 91,686	$ 51,800	$ 14,413	$ 14,821	$ 172,720
Nonaccrual	197	-	-	200	397
Total	$ 91,883	$ 51,800	$ 14,413	$ 15,021	$ 173,117

	1-4 Family	Home Equity	Consumer - Direct	Consumer - Indirect	Total
December 31, 2010					
Performing	$ 72,805	$ 48,168	$ 12,916	$ 14,474	$ 148,363
Nonaccrual	-	-	-	267	267
Total	$ 72,805	$ 48,168	$ 12,916	$ 14,741	$ 148,630

Note 5 - Land, Premises and Equipment

Land, premises and equipment, net consist of the following at December 31, 2011 and 2010:

	2011	2010
	(In thousands)	
Land	**$ 2,956**	$ 2,956
Buildings	**10,792**	10,397
Furniture and equipment	**5,482**	5,210
Leasehold improvements	**427**	427
Construction in progress	**1,332**	-
	20,989	18,990
Less accumulated depreciation	**(6,293)**	(5,634)
	$ 14,696	$ 13,356

Note 5 - Land, Premises and Equipment (Continued)

Depreciation and amortization expense in 2011 and 2010 are included in noninterest expense as follows:

	2011	2010
	(In thousands)	
Buildings	$ 277	$ 250
Furniture and equipment	471	435
Leasehold improvements	8	17
	$ 756	$ 702

As of December 31, 2011, the Bank had commitments of approximately $800,000 for additional capital expenditures.

At December 31, 2011, the Bank leased three of its branch facilities under non-cancelable operating leases. Future minimum rental payments under these leases are as follows:

Years Ending December 31,	(In thousands)
2012	$ 101
2013	91
2014	44
2015	-
2016	-
Thereafter	-
	$ 236

Rent expense under the operating leases totaled $117,000 and $114,000 in 2011 and 2010, respectively.

At December 31, 2011, the Bank leased out space under non-cancelable operating leases. Future minimum rental payments to be received by the Company under these leases are as follows:

Years Ending December 31,	(In thousands)
2012	$ 129
2013	130
2014	132
2015	118
2016	87
Thereafter	387
	$ 983

Rent income under the operating leases totaled $82,000 and $85,000 in 2011 and 2010, respectively.

Note 6 - Deposits

Certificates of deposit in denominations of $100,000 and over were $55.3 million and $51.9 million at December 31, 2011 and 2010, respectively.

At December 31, 2011, scheduled maturities of time deposits are as follows:

Years Ending December 31,	(In thousands)
2012	$ 90,121
2013	16,707
2014	3,218
2015	2,160
2016	2,849
	$ 115,055

Note 7 - Securities Sold Under Agreements to Repurchase

Information concerning securities sold under agreements to repurchase as of and for the years ended December 31 is summarized as follows:

	2011	**2010**
	(In thousands)	
Average balance	**$7,416**	$8,106
Maximum month-end balance	**$8,832**	$9,510
Carrying amounts of securities, including accrued interest, underlying the agreements	**$7,983**	$9,290

Securities sold under agreements to repurchase mature in less than 90 days from the transaction date. Securities sold under agreements to repurchase either remain under the control of the Bank or are held in third party custodial accounts that recognize the Bank's interest in the securities.

Note 8 - Borrowings

Borrowings consist of overnight advances and fixed rate term borrowings. At December 31, 2011 and 2010, there were $15.0 million and $25.8 million in overnight advances outstanding, respectively. The table below details additional information related to overnight advances for the years ended December 31,

	2011	**2010**
	(Dollars in thousands)	
Average outstanding balance	**$ 6,190**	$ 6,800
Interest expense	**23**	31
Weighted average interest rate during the year	**0.37%**	0.45%
Weighted average interest rate at end of year	**0.31%**	0.40%

Note 8 – Borrowings (Continued)

At December 31, 2011 and 2010, there were term advances outstanding of $20.0 million and $11.0 million, respectively. During the year ended December 31, 2011, $6.0 million in term borrowings matured and were repaid. Term borrowings at December 31, 2011 consisted of $20.0 million of fixed rate, fixed term advances with a weighted average rate of 0.65% and a weighted average maturity of 4 months. Term borrowings at December 31, 2010 consisted of $11.0 million of fixed rate, fixed term advances with a weighted average rate of 1.61% and a weighed average maturity of 10 months.

Scheduled maturities for term borrowings at December 31, 2011 were as follows:

(In thousands) Years ending December 31,	**Amount** (In thousands)
2012	$ 20,000
Total	$ 20,000

As a member of the FHLB, the Bank can use certain unencumbered mortgage-related assets to secure borrowings from the FHLB. At December 31, 2011, total unencumbered mortgage-related loans were $25.7 million. Additional assets may also qualify as collateral for FHLB advances.

The Company, through the Bank, can use certain unencumbered collateral to secure borrowings at the Federal Reserve Bank. At December 31, 2011, total unencumbered collateral in the form of home equity loans and other consumer loans totaled $48.6 million.

The Company, through the Bank, had available unsecured line of credit agreements with correspondent banks permitting borrowings to a maximum of $10.0 million at December 31, 2011 and 2010. There were no outstanding advances against those lines at December 31, 2011 or 2010.

Note 9 - Junior Subordinated Debentures

On June 27, 2003, the Company issued $1.035 million in junior subordinated debentures due June 27, 2033, to Trust I. The Company owns all of the $35,000 in common equity of Trust I and the debentures are the sole asset of Trust I. Trust I issued $1.0 million of floating-rate trust capital securities in a non-public offering. The floating-rate capital securities provide for quarterly distributions at a variable annual coupon rate, reset quarterly, based on three-month LIBOR plus 2.75%. The coupon rate was 3.330% at December 31, 2011, and 3.053% at December 31, 2010. The securities are callable by the Company, subject to any required regulatory approval, at par, after June 2008.

The Company unconditionally guarantees the Trust I capital securities. The terms of the junior subordinated debentures and the common equity of Trust I mirror the terms of the trust capital securities issued by Trust I. The Company used the net proceeds from this offering to fund an additional $1.0 million capital investment in the Bank to fund its operations and future growth.

On August 23, 2004, the Company issued $5.155 million in junior subordinated debentures due August 23, 2034, to Trust II. The Company owns all of the $155,000 in common equity of Trust II and

Note 9 - Junior Subordinated Debentures (Continued)

the debentures are the sole asset of Trust II. Trust II issued $5.0 million of floating-rate trust capital securities in a non-public offering. The floating-rate capital securities provide for quarterly distributions at a variable annual coupon rate, reset quarterly, based on three-month LIBOR plus 2.65%. The coupon rate was 3.145% at December 31, 2011 and 2.934% at December 31, 2010. The securities are callable by the Company subject to any required regulatory approval, at par, after August 2009.

The Company unconditionally guarantees the Trust II capital securities. The terms of the junior subordinated debentures and the common equity of Trust II mirror the terms of the trust capital securities issued by Trust II. The Company used the net proceeds from this offering to fund an additional $5.0 million capital investment in the Bank to fund its operations and future growth.

In December 2009, the Company entered into an interest rate swap agreement (swap) with an effective date of February 23, 2011. The Company designated the swap as a cash flow hedge and it is intended to protect against the variability of cash flows associated with Trust II. The swap modifies the pricing characteristic of Trust II, wherein the Company receives interest at three-month LIBOR plus 2.65% from a counterparty and pays a fixed rate of interest of 6.80% to the same counterparty calculated on a notional amount of $5.0 million. This agreement will expire on November 23, 2019. The swap agreement was entered into with a counterparty that met the Company's credit standards, and the agreement contains collateral provisions protecting the at-risk party. The Company believes that the credit risk inherent in this contract is not significant. At December 31, 2011, the company pledged $1.0 million cash collateral to the counterparty.

At December 31, 2011 and 2010, the fair value of the swap agreement was a loss of $933,000 and $383,000, respectively, and was the amount the Company would have expected to pay to terminate the agreement. The fair value of the swap is included in other liabilities in the accompanying consolidated balance sheets. The net effect of the swap increased interest expense by $166,000 in 2011 and $0 in 2010.

On February 12, 2010, the Company issued $3.027 million in junior subordinated debentures due February 12, 2040, to Trust III. The Company owns all of the $95,000 in common equity of Trust III and the debentures are the sole asset of Trust III. Trust III issued $2.932 million of fixed rate convertible trust capital securities in a non-public offering. These capital securities provide for quarterly distributions at a fixed annual coupon rate of 6.00%. The securities are callable by the Company, subject to any required regulatory approval, at par, after February 2015. Holders of the trust securities may convert the securities, at any time, into shares of the Company's common stock at a conversion price of $27.78 per share, subject to adjustments for splits, stock dividends, recapilization and the like and issuances on a pro rata basis below the current market value, in-kind dividends and tender offers above market value.

The Company unconditionally guarantees the Trust III capital securities. The terms of the junior subordinated debentures and the common equity of Trust III mirror the terms of the convertible trust capital securities issued by Trust III. The Company used the net proceeds from this offering to fund an additional $2.9 million capital investment in the Bank for its operations and future growth.

In accordance with ASC Topic 810, *Consolidation*, the accounts of Trust I, Trust II and Trust III are not included in the consolidated financial statements of the Company. However, for regulatory purposes, the trust capital securities qualify as Tier I capital of the Company subject to a 25% of capital limitation under

Note 9 - Junior Subordinated Debentures (Continued)

risk-based capital guidelines. The portion that exceeds the 25% of capital limitation qualifies as Tier II capital. At December 31, 2011 and 2010, $9.0 million in trust capital securities qualified as Tier I capital.

Note 10 - Income Taxes

The provision for income taxes consists of the following for the years ended December 31:

	2011	2010
	(In thousands)	
Current tax provision:		
Federal	$ 1,759	$ 1,726
State	1	1
Total current tax provision	1,760	1,727
Deferred tax expense/(benefit):		
Federal	(71)	(233)
State	71	(10)
Total deferred tax expense/(benefit)	-	(243)
	$ 1,760	$ 1,484

The provision for income taxes differs from that computed by applying statutory rates to income before income taxes primarily due to the effects of tax exempt income from investment securities and bank owned life insurance.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Components of the Company's net deferred tax assets at December 31, included in other assets in the accompanying consolidated balance sheets, are as follows:

	2011	2010
	(In thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 2,559	$ 2,290
Compensation and benefits	2,870	1,865
Other	458	375
Total deferred tax assets	$ 5,887	$ 4,530
Deferred tax liabilities:		
Prepaid pension	$ 1,009	$ 943
Depreciation	645	573
Net unrealized gains on available for sale securities	1,473	200
Other	557	385
Total deferred tax liabilities	$ 3,684	$ 2,101
Net deferred tax assets	$ 2,203	$ 2,429

Note 10 - Income Taxes (Continued)

Management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

At December 31, 2011 and December 31, 2010, the Company had no unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next twelve months. The Company recognizes interest and penalties on unrecognized tax benefits in income tax expense in its Consolidated Statements of Income.

The Company conducts business only within New York State, and therefore files only federal and New York State tax returns. As the Company does not take uncertain tax positions, it has established no liability for uncertain tax positions. The Company did not have any accrued interest or penalties associated with any unrecognized tax benefits.

In the normal course of business the Company is subject to examination by taxing authorities. The Company is no longer subject to U.S. federal or state income tax examinations for years before 2007.

Note 11 - Stockholders' Equity

The common stock and treasury stock of the Company at December 31, 2011 and 2010 are as follows:

	2011	2010
Common stock, authorized shares, $0.50 par value	**2,000,000**	2,000,000
Issued shares [(1)]	**1,301,496**	1,301,496
Less: treasury stock shares[(1)]	**(11,618)**	(14,527)
Outstanding shares[(1)]	**1,289,878**	1,286,969

(1) Per share amounts have been adjusted to reflect a 3-for-2 stock split, effective February 29, 2012.

Total comprehensive income is reported in the accompanying consolidated statements of stockholders' equity.

Note 11 - Stockholders' Equity (Continued)

Information related to net other comprehensive income (loss) is as follows:

	2011	2010
	(In thousands)	
Other comprehensive income (loss):		
Securities available for sale:		
Changes in net unrealized gains during the year	$ 3,591	$ (160)
Reclassification adjustment for gains included in income	(407)	(727)
Pension and postretirement benefits:		
Amortization of prior service costs	1	1
Amortization of net loss	104	89
Net actuarial loss	(2,175)	(423)
Change in net unrealized losses on the effective portion of cash flow hedge	(550)	(515)
	564	(1,735)
Tax (liability) benefit	(225)	694
Total other comprehensive income (loss)	$ 339	$ (1,041)

The components of accumulated other comprehensive loss, net of tax, as of December 31 were as follows:

	2011	2010
	(In thousands)	
Net actuarial losses and prior service costs for pension and postretirement benefit plans	$ (2,432)	$ (1,190)
Net unrealized gain on securities available for sale	2,209	299
Net unrealized loss on the effective portion of cash flow hedge	(559)	(230)
Accumulated other comprehensive loss	$ (782)	$ (1,121)

Note 12 - Pension and Postretirement Benefit Plans

The Company participates in the New York State Bankers Retirement System (the "System"), a non-contributory defined benefit pension plan (the "Pension Plan") covering substantially all employees. The benefits are based on years of service and the employee's highest average compensation during five consecutive years of employment.

The Company also maintains an unfunded postretirement health insurance plan (the "Healthcare Plan") for certain employees meeting eligibility requirements.

The Company engages independent, external actuaries to compute the amounts of liabilities and expense relating to these plans, subject to the assumptions that the Company selects. The benefit obligation for these plans represents the liability of the Company for current and retired employees, and is affected primarily by the following: service cost (benefits attributed to employee service during the period);

Note 12 - Pension and Postretirement Benefit Plans (Continued)

interest cost (interest on the liability due to the passage of time); actuarial gains/losses (experience during the year different from that assumed and changes in plan assumptions); and benefits paid to participants.

The following table provides a reconciliation of the changes in the Pension Plan's benefit obligations and fair value of assets and the accumulated benefit obligation for the Healthcare Plan for the years ending December 31, 2011 and 2010:

	Pension Plan		Healthcare Plan	
	2011	2010	2011	2010
	(In thousands)			
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 5,574	$ 4,519	$ 388	$ 396
Service cost	599	481	4	3
Interest cost	296	262	24	25
Actuarial loss (gain)	1,719	510	38	(6)
Expenses	(7)	(3)	-	-
Benefits paid	(216)	(195)	(30)	(30)
Benefit obligation at end of year	7,965	5,574	424	388
Change in plan assets:				
Fair value of plan assets at beginning of year	6,065	4,662	-	-
Actual return on plan assets	1	398	-	-
Employer contribution	750	1,200	30	30
Benefits paid	(216)	(195)	(30)	(30)
Fair value of plan assets at end of year	6,600	6,065	-	-
Funded status recognized	$ (1,365)	$ 491	$ (424)	$ (388)
Accumulated benefit obligation	$ 6,380	$ 4,630	$ 424	$ 388

The underfunded status of the Pension Plan has been recognized in other liabilities in the consolidated balance sheet at December 31, 2011 and the overfunded status was recognized in other assets in the consolidated balance sheet as of December 31, 2010. The unfunded status of the Healthcare Plan has been recognized in other liabilities as of December 31, 2011 and 2010.

Note 12 - Pension and Postretirement Benefit Plans (Continued)

The components of net periodic benefit cost and other comprehensive income are as follows:

	Pension Plan		Healthcare Plan	
	2011	2010	2011	2010
	(In thousands)			
Components of net periodic benefit cost:				
Service cost	$ 599	$ 481	$ 4	$ 3
Interest cost	296	262	24	25
Expected return on plan assets	(417)	(322)	-	-
Amortization of prior service cost	1	1	-	-
Amortization of net loss	100	85	4	4
Net periodic benefit cost	$ 579	$ 507	$ 32	$ 32
Other changes in plan assets and benefit obligations recognized in other comprehensive income:				
Net loss (gain)	$ 2,137	$ 430	$ 38	$ (6)
Recognized actuarial loss	(100)	(85)	(4)	(4)
Recognized prior service cost	(1)	(1)	-	-
Recognized in other comprehensive income	$ 2,036	$ 344	$ 34	$ (10)
Total recognized in net periodic benefit cost and other comprehensive income	$ 2,615	$ 851	$ 66	$ 22

The following table presents the components of accumulated other comprehensive loss, net of taxes, as of December 31:

	Pension Plan		Healthcare Plan	
	2011	2010	2011	2010
	(In thousands)			
Prior service cost (credit)	$ 3	$ 4	$ (22)	$ (28)
Net actuarial loss	2,381	1,164	70	50
Net periodic benefit cost	$ 2,384	$ 1,168	$ 48	$ 22

Note 12 - Pension and Postretirement Benefit Plans (Continued)

The estimated costs that will be amortized from accumulated other comprehensive loss into net periodic cost during 2012 are as follows:

	Pension Plan	Healthcare Plan	Total
		(In thousands)	
Prior service cost (credit)	$ 1	$ (4)	$ (3)
Net actuarial loss	243	7	250
Total	$ 244	$ 3	$ 247

Weighted-average assumptions used in accounting for the plans were as follows:

	Pension Plan		Healthcare Plan	
	2011	2010	2011	2010
Discount rates:				
Benefit cost for Plan Year	**5.38%**	5.89%	**5.50%**	6.00%
Benefit obligation at end of Plan Year	**4.27%**	5.38%	**4.50%**	5.50%
Expected long-term return on plan assets	**7.00%**	7.00%	**N/A**	N/A
Rate of compensation increase:				
Benefit cost for Plan Year	**3.00%**	3.00%	**N/A**	N/A
Benefit obligation at end of Plan Year	**3.00%**	3.00%	**N/A**	N/A

The assumed health care cost trend rate used in the postretirement benefit plan at December 31, 2011 was 4.00%. Assumed health care trend rates may have a significant effect on the amounts reported for this plan. A 1% increase in the trend rate would increase the periodic benefit cost by $3,000 and increase the accumulated postretirement benefit obligation by $48,000.

The discount rate used for each period was based upon the rates of return on high-quality fixed income investments. The objective of using this approach is to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments, would provide the necessary future cash flows to pay benefits when they became due. The discount rates are evaluated at each measurement date to give effect to changes in the general level of interest rates.

The Company's funding policy is to contribute, at a minimum, an actuarially determined amount that will satisfy the minimum funding requirements determined under the appropriate sections of the Internal Revenue Code. While the Company has satisfied the minimum funding requirement for 2011, it expects to contribute to the Pension Plan during 2012. However, the amount of the contribution is not known at this time.

Note 12 - Pension and Postretirement Benefit Plans (Continued)

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

	Pension Plan	Healthcare Plan
Years Ending December 31,	(In thousands)	
2012	$ 209	$ 32
2013	231	32
2014	262	32
2015	298	31
2016	327	31
2017 - 2021	2,107	151

The fair value of the Company's pension plan assets at December 31, 2011 and 2010 by asset category are as follows:

	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(in thousands)			
December 31, 2011:				
Cash equivalents:				
Foreign currencies	$ 12	$ 12	$ -	$ -
Short term investment funds	689	-	689	
Total cash equivalents	701	12	689	-
Equity securities:				
U.S. large cap	1,967	1,967	-	-
U.S. mid cap	268	268	-	-
U.S. small cap	6	6	-	-
International	921	921	-	-
Total equity securities	3,162	3,162	-	-
Fixed income securities:				
Corporate bonds rated A or higher	274	-	274	-
Corporate bonds rated below A	321	-	321	-
Government issues	1,497	-	1,497	-
CMOs rated A or higher	595	-	595	-
CMOs rated below A	50	-	50	-
Total fixed income securities	2,737	-	2,737	-
Total	$ 6,600	$ 3,174	$ 3,426	$ -

Note 12 - Pension and Postretirement Benefit Plans (Continued)

	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(in thousands)		
December 31, 2010:				
Cash equivalents:				
Foreign currencies	$ 13	$ 13	$ -	$ -
Short term investment funds	668	-	668	
Total cash equivalents	681	13	668	-
Equity securities:				
U.S. large cap	1,691	1,691	-	-
U.S. mid cap	173	173	-	-
U.S. small cap	13	13	-	-
International	1,049	1,049	-	-
Total equity securities	2,926	2,926	-	-
Fixed income securities:				
Corporate bonds rated A or higher	331	-	331	-
Corporate bonds rated below A	232	-	232	-
Government issues	1,763	-	1,763	-
CMOs rated A or higher	91	-	91	-
CMOs rated below A	41	-	41	-
Total fixed income securities	2,458	-	2,458	-
Total	$ 6,065	$ 2,939	$ 3,126	$ -

Fair value is defined under ASC 820 "Fair Value Measurements and Disclosures" as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

Note 12 - Pension and Postretirement Benefit Plans (Continued)

- Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Investments valued using the NAV (Net Asset Value) are classified as Level 2 if the System can redeem its investment with the investee at the NAV at the measurement date. If the System can never redeem the investment with the investee at the NAV, it is considered a Level 3. If the System can redeem the investment at the NAV at a future date, the System's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset.

There were no transfers in or out of Level 3 in the years ended December 31, 2011 and 2010.

The Pension Plan was established in 1938 to provide for the payment of benefits to employees of participating banks. The Pension Plan is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines.

The overall investment strategy is to achieve a mix of approximately 97% of investments for long-term growth and 3% for near-term benefit payments with a wide diversification of asset types, fund strategies, and fund managers. The target allocations are shown in the table below. Cash equivalents consist primarily of short term investment funds and foreign currencies. Equity securities primarily include investments in United States large, mid and small cap equity securities, as well as international equity securities. Fixed income securities include corporate bonds, government issued and mortgage backed securities.

The weighted average expected long-term rate of return is estimated based on current trends as well as projected future rates of return on those assets and reasonable actuarial assumptions based on the guidance provided by Actuarial Standard Of Practice No. 27 "Selection of Economic Assumptions for Measuring Pension Obligations" for long term inflation, and the real and nominal rate of investment return for a specific mix of asset classes. The following assumptions were used in determining the long-term rate of return:

Equity securities: Dividend discount model, the smoothed earnings yield model, and the equity risk premium model

Fixed income securities: Current yield-to-maturity and forecasts of future yields

Note 12 - Pension and Postretirement Benefit Plans (Continued)

The long term rate of return considers historical returns. Adjustments were made to historical returns in order to reflect expectations of future returns. These adjustments were due to factor forecasts by economists and long-term U.S. Treasury yields to forecast long-term inflation. In addition, forecasts by economists and others for long-term gross domestic product growth were factored into the development of assumptions for earnings growth and per capita income.

Effective September 2011, the investment guidelines were revised. Currently, investment managers are prohibited from purchasing the following investments:

Equity securities:

- Short sales,
- Unregistered securities, and
- Margin purchases.

Fixed income securities:

- Mortgage backed securities that have an inverse floating rate coupon or that are interest only securities,
- Any asset backed security that is not issued by the U.S. government or its agencies or instrumentalities,
- In general, securities of less than Baa2/BBB quality, and
- Securities of less than A-quality may not in the aggregate exceed 10% of the investment manager's portfolio

Other financial instruments:

- Unhedged currency exposure in countries not defined as "high income economies" by the World Bank.

Prior to September 2011, investments in emerging countries as defined by the Morgan Stanley Emerging Markets Index and structured notes were prohibited.

All other investments not prohibited by policy are permitted. At December 31, 2011 the Pension Plan holds certain investments which are no longer deemed acceptable to acquire. These positions will be liquidated when the investment managers deem that such liquidation is in the best interest of the Pension Plan.

Note 12 - Pension and Postretirement Benefit Plans (Continued)

The target allocation for 2012 and actual allocation of plan assets as of December 31, 2011 and 2010 are as follows:

		% of Plan Assets at December 31,	
Asset Category	Target Allocation 2012	2011	2010
Cash equivalents	0-20%	10.6%	11.2%
Equity securities	40-60%	47.9%	48.2%
Fixed income securities	40-60%	41.5%	40.6%
Other financial instruments	0-5%	-	-

Defined Contribution Plan

The Bank has a contributory 401(k) Plan for substantially all employees. Employees are eligible to contribute a percentage of their salary up to the maximum as determined by the Internal Revenue Service. The Bank is required to match 75% of the employees' contributions up to a maximum of 6% of the employees' salaries. The Bank contributed $230,000 and $217,000 under these provisions during 2011 and 2010, respectively.

Supplemental Employee Retirement Plans

The Company maintains supplemental employee retirement plans (the "SERP") for certain executives. All benefits provided under the SERP are unfunded and, as these executives retire, the Company will make payments to plan participants. The unfunded status of the SERP at December 31, 2011 and 2010 was $2.2 million and $1.8 million, respectively, and is recorded in other liabilities in the consolidated balance sheet. Compensation expense related to the SERP was $360,000 and $340,000 for the years ended December 31, 2011 and 2010, respectively.

Deferred Compensation Plans

Prior to 2007, the Company had entered into employment agreements with key executives. These employment agreements established deferred compensation plans whereby Company stock was awarded and vested each year. In 2007, the Company terminated the employment agreements and related deferred compensation plans and established new deferred compensation plans for key executives. The new plans require a vesting period of three years from the original date the executive entered the plan. Awarded shares from both the prior plan and the current plan are restricted from being sold until employment is terminated.

Note 12 - Pension and Postretirement Benefit Plans (Continued)

Deferred Compensation Plans - continued

The Company obtains shares for the new deferred compensation plan either through open market purchases or from treasury shares. The amount of awarded shares is based on the amount earned by each executive under the deferred compensation plan. The executives are awarded a number of shares based on the amount of deferred compensation earned divided by the value of the shares. The value of the shares purchased on the open market is the price paid. The value of the shares from treasury is the average daily closing price of the stock for each day within the past quarter. Total deferred compensation shares were 33,379 and 30,153 at December 31, 2011 and 2010, respectively. Total shares awarded were 3,226 and 3,645 for 2011 and 2010, respectively, while total nonvested shares were 29 and 54 at December 31, 2011 and 2010, respectively. Compensation expense is recognized over the vesting period, and is based upon the total amount of the value of the shares awarded to each executive. Compensation expense related to these plans was approximately $103,000 and $105,000 for the years ended December 31, 2011 and 2010, respectively.

Note 13 - Earnings Per Share

The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted EPS for each of the years ended December 31:

	2011	2010
	(in thousands, except per share data)	
Net income available to common shareholders	**$ 5,138**	$ 4,168
Adjustment for dilutive potential common shares	**107**	-
Net income available for diluted common shares	**$ 5,245**	$ 4,168
Weighted average common shares used to calculate basic EPS	**1,289,790**	1,287,225
Add: effect of common stock equivalents	**105,552**	-
Weighted average common shares used to calculate diluted EPS	**1,395,342**	1,287,225
Earnings per common share:		
Basic	**$ 3.98**	$ 3.24
Diluted	**$ 3.76**	$ 3.24

Note 14 - Related Party Transactions

In the ordinary course of business, the Bank has and expects to continue to have transactions, including loans and deposit accounts, with the Company's and the Bank's executive officers and directors and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other unrelated persons and did not involve more than a normal risk of collectability or present any other unfavorable features.

Note 14 - Related Party Transactions (Continued)

The rollforward of loans to related parties for the years ended December 31 is as follows:

	2011	2010
	(In thousands)	
Beginning balance, January 1	$ 9,211	$ 9,606
New loans	894	965
Existing loans to new directors	-	567
Repayments	(929)	(1,927)
	9,176	9,211
Less loans to directors who retired during the year	(3,398)	-
Ending balance, December 31	$ 5,778	$ 9,211

The Bank has an operating lease with one of its directors. Under the terms of the lease, the Bank receives monthly payments of approximately $3,850 through August 2012, increasing 2.5% per year thereafter until August 2015.

Note 15 - Commitments and Contingent Liabilities

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments summarized as follows at December 31:

	2011	2010
	(In thousands)	
Commitments to extend credit:		
Commitments to grant loans	$ 45,191	$ 32,959
Unfunded commitments under commercial lines of credit	38,006	35,878
Unfunded commitments under consumer lines of credit	34,078	32,714
Standby letters of credit	8,061	6,384
	$ 125,336	$ 107,935

Note 15 - Commitments and Contingent Liabilities (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. Generally, letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. The Bank generally holds collateral supporting those commitments. Such collateral amounted to $7.8 million and $6.2 million at December 31, 2011 and 2010, respectively. The amount of the liability related to guarantees under standby letters of credit was not material at December 31, 2011 and 2010.

In addition to other investors, the Bank sells residential mortgage loans to the FHLB. The agreement with the FHLB includes a maximum credit enhancement liability of $3.3 million and $675,000 at December 31, 2011 and 2010, respectively, which the Bank may be required to pay if realized losses on any of the sold mortgages exceed the amount held in the FHLB's spread account. The FHLB is funding the spread account annually based on the outstanding balance of loans sold. The Bank's historical losses on residential mortgages have been lower than the amount being funded to the spread account. As such, the Bank does not anticipate recognizing any losses and, accordingly, has not recorded a liability for the credit enhancement.

Note 16 - Concentrations of Credit

The Company's loan customers are located primarily in the New York communities served by the Bank. Investments in state and local government securities also involve governmental entities within the Company's market area. Although operating in numerous communities in New York State, the Company is still dependant on the general economic conditions of New York. The largest concentration of credit by industry is Dairy Cattle and Milk Production, with loans outstanding of $14.8 million or 4.1% of total loans as of December 31, 2011. Risk related to this concentration is controlled through adherence to Farm Services Agency (FSA) standards for guaranteed loans, such as diligence in farm visits and loan closings per conditional commitments issued by FSA. The Company, as a matter of policy, does not extend credit to any single borrower, or group of related borrowers, in excess of its legal lending limit. Further information on the Company's lending activities is provided in "Note 4 Loans" in Notes to Consolidated Financial Statements.

Note 17 - Regulatory Matters

The supervision and regulation of financial and bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds regulated by the Federal Deposit Insurance Corporation ("FDIC") and the banking system as a whole, and not for the protection of shareholders or creditors of bank holding companies. The various bank regulatory agencies have broad enforcement power over financial holding companies and banks, including the power to impose substantial fines, operational restrictions and other penalties for violations of laws and regulations and for safety and soundness considerations.

Capital

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined by regulation) and of Tier I capital (as defined) to average assets (as defined).

Management believes, as of December 31, 2011, that the Bank meets all capital adequacy requirements to which they are subject.

As of the most recent notification from the Office of the Comptroller of the Currency, the Bank was categorized as well capitalized. There are no conditions or events since the notification that management believes have changed the institution's category.

The Bank's capital amounts and ratios are also presented in the table below.

Note 17 - Regulatory Matters (Continued)

Capital - continued

(Dollars in thousands)

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011:						
Total risk-based capital	**$50,364**	**13.8** %	**$≥29,107**	**≥8.0** %	**$≥36,384**	**≥10.0** %
Tier 1 capital	**$45,816**	**12.6** %	**$≥14,554**	**≥4.0** %	**$≥21,830**	**≥6.0** %
Tier 1 leverage	**$45,816**	**8.4** %	**$≥21,765**	**≥4.0** %	**$≥27,206**	**≥ 5.0** %
December 31, 2010:						
Total risk-based capital	$46,018	14.2 %	$≥25,948	≥8.0 %	$≥32,435	≥10.0 %
Tier 1 capital	$41,964	12.9 %	$≥12,974	≥4.0 %	$≥19,461	≥ 6.0 %
Tier 1 leverage	$41,964	8.2 %	$≥20,422	≥4.0 %	$≥25,528	≥ 5.0 %

Dividend Restrictions

In the ordinary course of business, the Company is dependent upon dividends from the Bank to provide funds for the payment of interest expense on the junior subordinated debentures, dividends to shareholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years.

At December 31, 2011, the Bank's retained earnings available for the payment of dividends was approximately $11.8 million.

Note 18 - Fair Value Measurements and Fair Values of Financial Instruments

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the *Fair Value Measurements and Disclosures* topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in

Note 18 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1: Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market.

Level 2: Valuation is based upon inputs other than quoted prices included within level 1 that are observable either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2011 and 2010:

Note 18 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Cash, Due From Banks, and Interest-bearing Deposits in Banks

The carrying amounts reported in the consolidated balance sheets for these assets approximate those assets' fair values based on the short-term nature of the assets.

Investment Securities

The fair value of securities available for sale and held to maturity are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management's best estimate is used. Management's best estimate consists of external support on certain Level 3 investments. Management has determined that the fair value of local government securities in the held to maturity portfolio approximate their carrying value. Restricted equity securities have restrictions on their sale and are carried at cost due to their limited marketability.

Loans Held for Sale

The fair value of loans held for sale is determined using quoted secondary-market prices. If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for the specific attributes of that loan.

Loans

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Impaired Loans

The fair value of loans considered impaired is generally determined based upon independent third party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of the loan balances of $5.1 million and $4.6 million, net of valuation allowances of $1.8 million and $1.1 million as of December 31, 2011 and 2010, respectively.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Note 18 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Mortgage Servicing Rights

The carrying amount of mortgage servicing rights approximates their fair value.

Deposits

The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

Securities Sold Under Agreements to Repurchase

The carrying amounts of securities sold under agreements to repurchase approximate their fair values.

Borrowings from the Federal Home Loan Bank

Fair values of borrowings from the FHLB are estimated using discounted cash flow analysis, based on quoted prices for new borrowings from the FHLB with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Junior Subordinated Debentures

The fair values of junior subordinated debentures are estimated using discounted cash flow analysis, based on market rates currently offered on such debt with similar credit risk characteristics, terms and remaining maturity.

Interest Rate Swap Agreements

The fair values for interest rate swap agreements are based upon the amounts required to settle the contracts, which includes credit risk.

Off-Balance Sheet Financial Instruments

Fair values for off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties' credit standing.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2011 and 2010 are as follows:

Note 18 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis - continued

	Carrying Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(in thousands)		
December 31, 2011:				
Securities available for sale:				
United States treasuries	$ 5,155	$ -	$ 5,155	$ -
United States agencies	30,812	-	30,812	-
State and local governments	51,409	-	51,409	-
Mortgage-backed securities	55,704	-	55,704	-
Total securities available for sale	$ 143,080	$ -	$ 143,080	$ -
Interest rate swap agreements	$ (933)	$ -	$ -	$ (933)
December 31, 2010:				
Securities available for sale:				
United States treasuries	$ 12,977	$ -	$ 12,977	$ -
United States agencies	27,016	-	27,016	-
State and local governments	53,290	-	53,290	-
Mortgage-backed securities	61,013	-	61,013	-
Total securities available for sale	$ 154,296	$ -	$ 154,296	$ -
Interest rate swap agreements	$ (383)	$ -	$ -	$ (383)

The following table presents a reconciliation of financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31:

	2011	2010
	(In thousands)	
Beginning balance, January 1	$ (383)	$ 259
Principal payments	-	(127)
Unrealized loss included in other comprehensive income	(550)	(515)
Ending balance, December 31	$ (933)	$ (383)

Note 18 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2011 and 2010 are as follows:

	Carrying Value	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In thousands)			
December 31, 2011:				
Impaired loans	**$ 3,269**	**$ -**	**$ -**	**$ 3,269**
December 31, 2010:				
Impaired loans	$ 3,490	$ -	$ -	$ 3,490

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2011 and 2010 are as follows:

	2011		2010	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	(In thousands)			
Financial assets:				
Cash and due from banks	**$ 13,749**	**$ 13,749**	$ 8,679	$ 8,679
Interest-bearing deposits in banks	**5,326**	**5,326**	7,000	7,000
Investment securities	**154,639**	**154,639**	162,551	162,551
Loans, net of allowance	**352,950**	**360,807**	306,188	309,802
Accrued interest receivable	**2,073**	**2,073**	2,025	2,025
Mortgage servicing rights	**462**	**462**	422	422
Financial liabilities:				
Deposits	**460,099**	**445,832**	424,006	424,431
Securities sold under agreements to repurchase	**7,058**	**7,058**	7,691	7,691
Borrowings from FHLB	**35,000**	**35,036**	36,800	36,881
Junior subordinated debentures	**9,217**	**8,263**	9,217	8,484
Interest rate swap agreements	**933**	**933**	383	383
Accrued interest payable	**93**	**93**	122	122

Amounts in the preceding table are included in the consolidated balance sheets under the applicable captions. The fair values of off-balance sheet financial instruments are not significant.

Note 19 – Subsequent Events

The Company has evaluated events through the date these consolidated financial statements were available to be issued.

At a special meeting of the Company's shareholders held on February 15, 2012, the Company's shareholders (a) approved an amendment to the Company's Certificate of Incorporation that authorizes the increase of the Company's total number of authorized shares from 2,000,000 to 5,000,000 shares, with no change in the par value per share of $0.50, and (b) authorized a class of 5,000,000 liquidation value of convertible preferred stock.

At the February 16, 2012 board meeting, the Board of Directors approved a 3-for-2 stock split of the Company's common stock, effective February 29, 2012, for shareholders of record on February 28, 2012. All share data presented in the Company's financial statements has been adjusted retroactively to reflect this stock split.

At the February 28, 2012 board meeting, the Board of Directors approved a dividend of $0.30 per share, payable April 15, 2012, to shareholders of record on March 31, 2012.

PART III

EXHIBITS

INDEX TO EXHIBITS

Exhibit Number		Page Number
1.1	Underwriting Agreement (to be filed by amendment)	III-5
2.1(a)	Certificate of Incorporation of Lyons Bancorp, Inc.	III-6
2.1(b)	Certificate of Amendment of Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on July 29, 1987	III-19
2.1(c)	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on March 31, 1997	III-24
2.1(d)	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on December 30, 2003	III-29
2.1(e)	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on February 28, 2012	III-33
2.2	Amended and Restated Bylaws of Lyons Bancorp, Inc.	III-38
3.1	Form of Stock Certificate	III-47
3.2	Floating Rate Junior Subordinated Deferrable Interest Debenture of Lyons Bancorp, Inc., dated as of June 27, 2003, in favor of Alliance Bank, N.A., as Institutional Trustee for Lyons Capital Statutory Trust I (omitted pursuant to Part II, Item 2(3)(b), but the issuer agrees to provide to the Commission upon request)	III-50
3.3	Indenture, dated as of June 27, 2003, between Lyons Bancorp, Inc. and Alliance Bank, N.A., as debenture trustee (omitted pursuant to Part II, Item 2(3)(b), but the issuer agrees to provide to the Commission upon request)	III-51
3.4	Floating Rate Junior Subordinated Debt Security of Lyons Bancorp, Inc. due 2034, dated as of August 23, 2004, in favor of Wilmington Trust Company, as Institutional Trustee for Lyons Capital Statutory Trust II (omitted pursuant to Part II, Item 2(3)(b), but the issuer agrees to provide to the Commission upon request)	III-52

{1479503: }

Exhibit Number		Page Number
3.5	Indenture, dated as of August 23, 2004, between Lyons Bancorp, Inc. and Wilmington Trust Company, as debenture trustee (omitted pursuant to Part II, Item 2(3)(b), but the issuer agrees to provide to the Commission upon request)	III-53
3.6	6% Convertible Junior Subordinated Deferrable Interest Debenture of Lyons Bancorp, Inc., due March 1, 2040 dated as of February 12, 2010, in favor of Alliance Bank, N.A., as Institutional Trustee for Lyons Statutory Trust III (omitted pursuant to Part II, Item 2(3)(b), but the issuer agrees to provide to the Commission upon request)	III-54
3.7	Indenture, dated as of February 12, 2012, between Lyons Bancorp, Inc. and Alliance Bank, N.A., as debenture trustee (omitted pursuant to Part II, Item 2(3)(b), but the issuer agrees to provide to the Commission upon request)	III-55
4.1	Rights Offering Subscription Election Form with Election Form Rider	III-56
4.2	Supplemental Offering Subscription Agreement	III-67
6.1	Executive Salary Continuation Agreement between The Lyons National Bank and Clair J. Britt, Jr., dated September 26, 2001	III-78
6.2	Executive Salary Continuation Agreement between The Lyons National Bank and Robert A. Schick, dated September 26, 2001	III-91
6.3	Life Insurance Endorsement Method Split Dollar Plan Agreement between Robert A. Schick and The Lyons National Bank, dated September 26, 2001, and Schedule	III-103
6.4	Director Fee Continuation Agreement with non-employee directors of The Lyons National Bank, and Schedule	III-115
6.5	409A Amendment to the Director Fee Continuation Agreement between The Lyons National Bank and David J. Breen, Jr., effective January 1, 2005, and Schedule	III-130
6.6	409A Amendment to the Executive Salary Continuation Agreement between The Lyons National Bank and Clair J. Britt, Jr., effective January 1, 2005	III-136
6.7	409A Amendment to the Executive Salary Continuation Agreement between The Lyons National Bank and Robert A. Schick, effective January 1, 2005	III-141

Exhibit Number		Page Number
6.8	Deferred Compensation Agreement by and between The Lyons National Bank, Lyons Bancorp, Inc. and Clair J. Britt, Jr., dated January 1, 2007, and Schedule	III-146
6.9	Amendment to the Life Insurance Endorsement Method Split Dollar Plan Agreement between Robert A. Schick and The Lyons National Bank, dated December 26, 2007	III-155
6.10	Amendment to the Life Insurance Endorsement Method Split Dollar Plan Agreement between Clair J. Britt, Jr.and The Lyons National Bank, dated December 27, 2007	III-158
6.11	Executive Salary Continuation Agreement between The Lyons National Bank and Thomas L. Kime, dated December 27, 2007	III-161
6.12	Life Insurance Endorsement Method Split Dollar Plan Agreementbetween Stephen V. DeRaddo and The Lyons National Bank, dated December 27, 2007, and Schedule	III-176
6.13	Executive Salary Continuation Agreement between The Lyons National Bank and Stephen DeRaddo, dated December 31, 2007	III-185
6.14	Amendment to the Deferred Compensation Agreement by and between The Lyons National Bank, Lyons Bancorp, Inc. and Thomas L. Kime, dated January 1, 2008	III-200
6.15	Supplemental Executive Retirement Agreement between The Lyons National Bank and Diana Johnson, dated July 6, 2009	III-203
6.16	Amendment to the Life Insurance Endorsement Method Split Dollar Plan Agreement between Clair J. Britt, Jr. and The Lyons National Bank, dated January 20, 2009, and Schedule	III-215
6.17	The Lyons National Bank Endorsement Split Dollar Life Insurance Agreement, between The Lyons National Bank and Diana R. Johnson, dated July 6, 2009	III-218
6.18	Amendment to the Deferred Compensation Agreement by and between The Lyons National Bank, Lyons Bancorp, Inc. and Diana Johnson, dated January 1, 2011	III-226-
6.19	Endorsement Split Dollar Life Insurance Agreement, by and between The Lyons National Bank and Phillip M. McCann, dated January 1, 2011	III-229

{1479503: }

Exhibit Number		Page Number
6.20	Supplemental Executive Retirement Agreement between The Lyons National Bank and Phillip M. McCann, dated January 1, 2011	III-237
9.1	Escrow Agreement with Tioga State Bank (to be filed by amendment)	III-248
10.1	Consent of Bonadio & Co., LLP	III-249
10.2	Consent of ParenteBeard LLC	III-250
10.3	Consent of Northeast Capital & Advisory, Inc.	III-251
10.4	Consent of Woods Oviatt Gilman LLP (contained in Exhibit 11.1)	
11.1	Opinion of Woods Oviatt Gilman LLP as to the legality of the common stock covered by the Offering Statement (to be filed by amendment)	III-252

{1479503: }

EXHIBIT 1.1

(to be filed by amendment)

EXHIBIT 2.1(a)

(See Attached)

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.


STATE OF NEW YORK
DEPARTMENT OF STATE
EXCELSIOR

WITNESS my hand and official seal of the Department of State, at the City of Albany, on February 13, 2012.

Daniel E. Shapiro
First Deputy Secretary of State

Rev. 06/07

CERTIFICATE OF INCORPORATION
OF
LYONS BANCORP, INC.
(Under Section 402 of the Business Corporation Law)

THE UNDERSIGNED, being of the age of eighteen years or over, under Section 402 of the New York Business Corporation Law, does hereby set forth:

(1) The name of the Corporation is

LYONS BANCORP, INC.

(2) The purposes for which it is formed are: to engage in any lawful act or activity for which corporations may be formed under the New York Business Corporation Law; provided, however, that this Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

(3) The office of the Corporation is to be located in the County of Wayne, State of New York.

(4) The aggregate number of shares which the Corporation shall have the authority to issue is nineteen thousand five hundred (19,500) shares, of the par value of ten dollars ($10) each.

(5) The name and address of the agent of service of process is:

Secretary of State, State of New York
162 Washington Street
Albany, New York 12231

Said agent of service of process is to be the agent of the Corporation upon whom process against it may be served.

The post office address, to which the Secretary of State shall mail a copy of any process served upon him, acting as agent of service of process for Lyons Bancorp, Inc., is:

35 Williams Street
Lyons, New York 14489

(6) No holder of shares of the Corporation of any class as such, shall have the preemptive right to subscribe for or to purchase any shares of any class of the Corporation or any other securities of the Corporation, whether such shares of such class are now or hereafter authorized.

(7) The following provisions are hereby agreed to for the purpose of defining, limiting and regulating the exercise of the authority of the Corporation, or of the directors, or of all of the shareholders:

(i) The Board of Directors is expressly authorized to set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose or to abolish any such reserve in the manner in which it was created, and to purchase on behalf of the Corporation any shares issued by it to the extent of the surplus of the aggregate of its assets over the aggregate of its liabilities plus stated capital.

(ii) The Corporation may in its bylaws confer powers upon its Board of Directors in addition to the powers and authorities conferred upon it expressly by the New York Business Corporation Law.

Any meeting of the shareholders or the Board of Directors may be held at any place within or without the State of New York in the manner provided for in the bylaws of the Corporation.

(iii) With the exception of Article (8) hereof, which may be amended only by the requisite shareholder vote specified therein, any amendments to the certificate of incorporation may be made from time to time, and any proposal or proposition requiring the action of shareholders may be authorized from time to time by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation.

(8) Evaluation of Business Transaction.

In connection with the exercise of its judgment in determining what is in the best interest of the Corporation and its shareholders when evaluating a Business Transaction or a proposal by another Person or Persons to make a Business Transaction or a tender exchange offer or a proposal by another Person or Persons to make a tender or exchange offer, the Board of Directors of the Corporation shall, in addition to considering the adequacy of the amount to be paid in connection with any such transaction, consider all the following factors and any other factors which it deems relevant: (i) the social and economic effects of the transaction on the Corporation and its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which the Corporation and its subsidiaries operate or are located; (ii) the business and financial conditions and earnings prospects of the acquiring Person or Persons, including, but not limited to, debt service and other existing or likely financial obligations of the acquiring Person or Persons, and the possible effect of such conditions upon the Corporation and its subsidiaries and the other elements of the communities in which the Corporation and its subsidiaries operate or are located, and (iii) the competence, experience, and integrity of the acquiring Person or Persons and its or their management.

Therefore, the affirmative vote of the holders of not less than eighty percent (80%) of the Voting Stock shall be required for the approval or authorization of any Business Transactions with a Related Person, or any Business Transaction in which a Related Person has an interest (except proportionately as a shareholder); provided, however, that the eighty percent (80%) voting requirement shall not be applicable if (i) the Continuing Directors, who at the time constitute at least a majority of the entire Board of Directors of the Corporation, have expressly resolved, by at least a two-thirds vote of such Continuing Directors, to recommend to the shareholders the Business Transaction, or (ii) all of the following conditions are satisfied:

(A) The Business Transaction is a merger or consolidation and cash or fair market value of property, securities or other consideration to be received per share by all holders of the then outstanding Common Stock of the Corporation (other than such Related Person) in the Business Transaction is at least equal in value to such Related Persons Highest Purchase Price;

(B) After such Related Person has become the Beneficial Owner of not less than ten percent (10%) of the Voting Stock of the Corporation and prior to the consummation of such Business Transaction, such Related Person shall not have become the Beneficial Owner of any additional shares of Voting Stock or securities convertible into Voting Stock, except

(i) as a part of the transaction which resulted in such Related Person becoming the Beneficial Owner of not less than ten percent (10%) of the Voting Stock or (ii) as a result of a pro rata stock dividend or stock split; and

(C) Prior to the consummation of such Business Transaction, such Related Person shall not have, directly or indirectly, (i) received the benefit (except proportionately as a shareholder) of any loan, advances, guarantees, pledges, or other financial assistance or tax credits provided by the Corporation or any of its subsidiaries, or (ii) caused any material change in the Corporation's business or equity capital structure, including the issuance of shares of capital stock of the Corporation to any third party.

Amendment of the Article (8)

Amendment or repeal of Article (8), in whole or in part shall require the affirmative vote of not less than eighty percent (80%) of the Voting Stock of this Corporation.

For The Purposes of This Article

(i) The term "Business Transaction" shall mean (a) any merger or consolidation involving the Corporation or a subsidiary of the Corporation, (b) any sale, lease, exchange, transfer or other disposition (in one transaction or a series of transactions), including without limitation a mortgage or any other security device, of all or any Substantial Part of the assets either of the Corporation or of a subsidiary of a Corporation, (c) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of an entity to the Corporation or a subsidiary of the Corporation, (d) the issuance, sale, exchange, transfer or other disposition by the Corporation or a subsidiary of the Corporation of any securities of the Corporation or any subsidiary of the Corporation, (e) any recapitalization or reclassification of the Corporation's securities (including, without limitation, any reverse stock split) or other transaction that would have the effect of increasing the voting power of a Related Person, (f) any liquidation, spin-off, split-up, or dissolution of the Corporation, and (g) any agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Transaction.

(ii) The term "Related Person" shall (a) mean and include any individual, corporation, partnership, group, association or other person or entity which, together with its Affiliates and the Associates, is the Beneficial Owner of not less than ten percent (10%) of the voting stock of the corporation: (1) at the time the definitive agreement providing for the Business Transaction (including any amendment thereof) was entered into, (2) at the time a resolution approving the Business Transaction was adopted by the Board of Directors of the Corporation, or (3) as of the record date for the determination of Shareholders entitled to notice of and to vote on, or consent to, the Business Transaction, and (b) shall mean and include any Affiliate or Associate of any such individual, corporation, partnership, group, association or other person or entity; provided, however, and notwithstanding anything in the foregoing to the contrary, the term "Related Person" shall not include the Corporation, a wholly owned subsidiary of the Corporation, or any trustee of, or fiduciary with respect to, any such plan when acting in such capacity.

(iii) The term "Beneficial Owner" shall be defined by reference to Rule 13d-3 under the Securities Exchange Act of 1934, as in effect on March 1, 1984; provided, however, and without limitation, any individual, corporation, partnership, group, association or other person or entity which has the right to acquire any Voting Stock at any time in the future, whether such right is contingent or absolute, pursuant to any agreement, arrangement or understanding upon exercise of the rights, warrants or options, or otherwise, shall be beneficial owner of such Voting Stock.

(iv) The term "Highest Purchase Price" shall mean the highest amount of consideration paid by such Related Person for a share of Common Stock of the Corporation within two years prior to the date such Related Person became the Beneficial Owner of not less than ten percent (10%) of the Voting Stock; and if such stock is not listed on any principal exchange, the highest closing bid quotation with respect to a share of stock during the 30 day period preceding the date in question -- or if no quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board in good faith.

(v) The term "Voting Stock" shall mean all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, considered for the purpose of this Article as one class; provided, however, that if the Corporation has shares of Voting Stock entitled to more or less than one vote for any such share, each reference to a proportion of shares of Voting Stock shall be deemed to refer to such proportion of the votes entitled to be cast by such shares.

(vi) The term "Continuing Director" shall mean a director who either was a member of the Board of Directors of the Corporation prior to the time such Related Person became a Related Person or who subsequently became a director of the Corporation and whose election, or nomination for election by the Corporation's stockholder, was approved by a vote of at least three-quarters of the Continuing Directors then on the Board.

(9) The Corporation shall have the power to indemnify its present and past directors, officers, employees and agents, and such other persons as it shall have the power to indemnify, to the full extent permitted under, and subject to the limitations of, New York Business Corporation Laws.

The Corporation may, upon the affirmative vote of a majority of its Board of Directors, purchase insurance for the purpose of indemnifying its directors, officers, employees and agents to the extent that such indemnification is allowed in the preceding paragraph.

(10) The corporation reserves the right to amend, alter, change or repeal any provision contained in its certificate of incorporation, in the manner now or hereafter prescribed by the New York Business Laws, and all rights conferred upon shareholders herein are granted subject to this reservation.

Charles D. Niehaus, Incorporator
3178 Republic Blvd. N., Suite 2
Toledo, Ohio 43615.

State of Ohio)
S.S.:
County of Lucas)

On this 10th day of December, 1986, before me personally came, Charles D. Niehaus, to me known, and known to me to be the person described in and who executed the foregoing certificate of incorporation.

Notary Public

My commission expires 9/1/87

CRAIG D. BERNARD
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES SEPTEMBER 1, 1987

9

State of New York,

Banking Department

I, PETER M. PHILBIN, Deputy Superintendent of Banks of the State of New York, DO HEREBY APPROVE, pursuant to Section 301(a)(5)(B) of the Business Corporation Law, as amended, the use of a derivative of the word "bank" in the corporate title of Lyons Bancorp, Inc.

Witness, *my hand and official seal of the Banking Department at the City of New York, this* 30th *day of* March *in the Year of our Lord* ~~*one thousand nine hundred and eighty-seven*~~

10 Peter M Philbin

Deputy *Superintendent of Banks.*

STATE OF NEW YORK
DEPARTMENT OF STATE

FILED APR 15 1987

AMT. OF CHECK $ 207.50
FILING FEE $ 100
TAX $ 97.50
COUNTY FEE $
COPY $
CERT $
REFUND $
SPEC HANDLE $ 10

P. Wayne

B484401

APR 14 12 PM '87 FILED

APR 15 11 35 AM '87 FILED

RECEIVED

Certificate of Incorporation

of

Lyons Bancorp, Inc.
(under section 402 of Business
Corporate Law)

Filer: Charles D. Niehaus, Esq.
3178 Republic Blvd., N.
Suite 2
Toledo, Ohio 43615

4/6

N 97.50

927102

EXHIBIT 2.1(b)

(See Attached)

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.


STATE OF NEW YORK
DEPARTMENT OF STATE

WITNESS my hand and official seal of the Department of State, at the City of Albany, on February 13, 2012.

Daniel E. Shapiro
First Deputy Secretary of State

Rev. 06/07

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
LYONS BANCORP, INC.

(Under Section 805 of the Business Corporation Law)

D527371

The undersigned, being Incorporator does hereby certify and set forth:

(1) The name of the corporation is

LYONS BANCORP, INC.

(2) The certificate of incorporation was filed by the Department of State on the 15th day of April, 1987.

(3) Paragraph (4) of the certificate of incorporation of LYONS BANCORP, INC., which sets forth the aggregate number of shares which the Corporation shall have the authority to issue, is hereby amended to read as follows:

The aggregate number of shares which the Corporation shall have the authority to issue is twenty thousand two hundred fifty (20,250) shares, of the par value of ten dollars ($10) each, such shares shall be redeemable at the option of the Corporation.

(4) A Board of Directors has not yet been appointed, there are no directors, officers, shareholders or subscribers of stock, therefore; authorization of this amendment is by Charles D. Niehaus, Incorporator.

IN WITNESS WHEREOF, the undersigned have (has) executed and signed this certificate this 15 day of July, 1987.

Charles D. Niehaus
Charles D. Niehaus, Incorporator

State of Ohio)
SS:
County of Lucas)

I hereby certify that the above, Charles D. Niehaus, did appear before me on this 15th day of July, 1987, and acknowledged the signing of his name to be his voluntary act and deed.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal on this 15th day of July, 1987.

Sally A. O.
Notary Public

SALLY A. OBERSKI
Notary Public, State of Ohio
My Commission Expires March 28, 1988

VERIFICATION

STATE OF OHIO }
COUNTY OF LUCAS } ss.:

I, Charles D. Niehaus, being duly sworn, depose and state that I am the Incorporator of Lyons Bancorp, Inc., the corporation named in and described in the foregoing certificate and that I have read the foregoing certificate and know the contents thereof to be true, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.

X [signature: Charles D. Niehaus]

Sworn to before me this 23rd day of July 19 87

[signature]
Notary Public

SALLY A. OBERSKI
Notary Public, State of Ohio
My Commission Expires March 28, 1990

(If executed outside one of the states of the United States or District of Columbia, the signature and authority of the foreign notary should be duly authenticated.)



527371

RECEIVED
JUL 16 2 PM '87

RECEIVED
JUL 28 11 AM '87

993813

STATE OF NEW YORK
DEPARTMENT OF STATE

FILED JUL 29 1987

AMT. OF CHECK $
FILING FEE $
TAX $
COUNTY FEE $
COPY $
CERT $
REFUND $
SPEC HANDLE $
BY:

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
FOR
LYONS BANCORP, INC.
35 WILLIAM STREET
LYONS, NEW YORK 14489

FILE NO: 33-15048

FILED
JUL 29 8 00 AM '87

EXHIBIT 2.1(c)

(See Attached)

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.


STATE OF NEW YORK
DEPARTMENT OF STATE
EXCELSIOR

WITNESS my hand and official seal of the Department of State, at the City of Albany, on February 13, 2012.

Daniel E. Shapiro
First Deputy Secretary of State

Rev. 06/07



AIDF-24

CERTIFICATE OF AMENDMENT
of the
CERTIFICATE OF INCORPORATION
of

LYONS BANCORP, INC.

Under Section 805 of the
Business Corporation Law

Pursuant to the provisions of Section 805 of the Business Corporation Law, the undersigned John J. Werner, Jr. and Shirley A. Sharpe, being respectively the President & CEO and Secretary of the Lyons Bancorp, Inc., do hereby certify as follows:

1. The name of the corporation is LYONS BANCORP, INC.

2. The Certificate of Incorporation of the corporation was filed by the Department of State of the State of New York on April 15, 1987.

3. Paragraph (4) of the Certificate of Incorporation of the corporation, which sets forth the aggregate number of shares which the corporation shall have the authority to issue, is hereby amended so as to (a) change the authorized shares of the corporation from 20,250 shares, having a par value of $10.00 per share ("Old Shares"), into 500,000 common shares, having a par value of $.50 per share ("New Shares"), and (b) change each of the 15,200 presently issued Old Shares into 20 New Shares (304,000 common shares in the aggregate). As a result of the foregoing changes, the there will be 196,000 authorized and unissued New Shares in place of 5,050 authorized and unissued Old Shares. The stated capital of the corporation will not be changed as a result of this amendment. In order to effect such changes in the corporation's shares, paragraph (4) of the Certificate of Incorporation of the corporation, as heretofore amended, is hereby amended to read in entirety as follows:

   "(4) The total number of shares which the corporation shall have the authority to issue is 500,000 common shares, par value $.50 per share.

4. The foregoing amendment of the Certificate of Incorporation was authorized by the affirmative vote of the Board of Directors of the corporation followed by the affirmative vote of the holders of a majority of all outstanding common shares of the corporation entitled to vote thereon at a meeting of the shareholders duly called and held on the 26th day of March 1997.

IN WITNESS WHEREOF, the undersigned have signed this Certificate and affirmed the statements made herein as true under the penalties of perjury this 26 day of March 1997.

John J. Wenger, Jr., President & CEO

Shirley A. Sharpe, Secretary

CORPORATE:[illegible]

F970331000889

AIDF-24

CERTIFICATE OF

AMENDMENT

OF

LYONS BANCORP, INC.

FILED Mar 31 3 13 PM '97

RECEIVED Mar 31 11 05 AM '97

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED MAR 31 1997
TAX $ 23.75
BY: STC
Wayne

AIDF-24

BILLED

Filed by:

Khristine E. Peacock
Accelerated Information & Document Filing, Inc.
90 State Street, Suite 836
Albany, New York 12207

970331000908

EXHIBIT 2.1(d)

(See Attached)

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.


STATE OF NEW YORK
DEPARTMENT OF STATE
EXCELSIOR

WITNESS my hand and official seal of the Department of State, at the City of Albany, on February 13, 2012.

Daniel E. Shapiro
First Deputy Secretary of State

Rev. 06/07

Relyea-75

F 031230001 060

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
LYONS BANCORP, INC.

Under Section 805 of the Business Corporation Law

The undersigned, being the President of LYONS BANCORP, INC., pursuant to Section 805 of the New York Business Corporation Law, does hereby certify as follows:

1. The name of the corporation is LYONS BANCORP, INC.

2. The Certificate of Incorporation of the Corporation was filed by the Department of State on April 15, 1987.

3. The Certificate of Incorporation, as now in full force and effect, is amended, as authorized by Section 801 of the New York Business Corporation Law to increase the number of authorized shares of the corporation from 500,000 shares having a par value of $.50 per share, into 2,000,000 common shares, having a par value of $.50 per share. To accomplish the foregoing amendment, Paragraph 4 of the Certificate of Incorporation, as heretofore amended, is hereby amended to read in its entirety as follows:

> "The total number of shares which the corporation shall have authority to issue is 2,000,000 common shares, par value $.50 per share."

4. The foregoing amendment of the Certificate of Incorporation was duly authorized by the affirmative vote of the Board of Directors of the corporation followed by the affirmative vote of the holders of a majority of the outstanding common shares of the corporation entitled to vote thereon at a meeting of shareholders duly called and held on December 29, 2003.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment in the name and on behalf of Lyons Bancorp, Inc., on the 29th day of December, 2003, and does affirm, under the penalties of perjury, that the statements contained herein have been examined and are true, correct and complete.

LYONS BANCORP, INC.

By: /s/ Robert Schick
Robert Schick, President

(433460)

375 P02 DEC 30 '03 10:30 8085944112 RELYEA SERVICES

F 031230001 060

RELYEA-75
DRAWDOWN

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
LYONS BANCORP, INC.

Under Section 805 of the Business Corporation Law

JB #375

STATE OF NEW YORK
DEPARTMENT OF STATE

DEC 30 2003

FILED
TAX $ 375
BY: Wayne

Filed By:
Relyea Services LLC
P.O. Box 5167
Albany, New York
12205-0167
Customer Reference #- 29347

RELYEA-75

2

123

EXHIBIT 2.1(e)

(See Attached)

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.


STATE OF NEW YORK
DEPARTMENT OF STATE

WITNESS my hand and official seal of the Department of State, at the City of Albany, on February 28, 2012.

Daniel E. Shapiro
First Deputy Secretary of State

Rev. 05/09

695

120 228000

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
LYONS BANCORP, INC.

Under Section 805 of the Business Corporation Law

The undersigned, being the President of **LYONS BANCORP, INC.**, pursuant to Section 805 of the New York Business Corporation Law, does hereby certify as follows:

1. The name of the corporation is **LYONS BANCORP, INC.** (the "***Corporation***").

2. The Certificate of Incorporation of the Corporation was filed by the Department of State on April 15, 1987.

3. The Certificate of Incorporation, as now in full force and effect, is amended, as authorized by Section 801 of the New York Business Corporation Law to increase the number of authorized shares of the corporation from 2,000,000 common shares, having a par value of $.50 per share, into 5,000,000 common shares, having a par value of $.50 per share, and to create a new class of preferred shares of the Corporation with rights, preferences and limitations as fixed by the Board of Directors before the issuance of such series, under authority contained in the Certificate of Incorporation, and further to permit the Board of Directors to designate different series of preferred stock in the future without shareholder approval. To accomplish the foregoing amendments:

A. Paragraph 4 of the Certificate of Incorporation, as heretofore amended, shall be deleted in its entirety and is hereby amended to read in its entirety as follows:

> "A. The total number of shares which the corporation shall have authority to issue is 5,005,000 shares which shall consist of 5,000,000 common shares, par value $.50 per share, (the "***Common Stock***") and 5,000 preferred shares, having a par value of $.50 per share (the "***Preferred Stock***"). The Preferred Stock shall have a stated value of $1,000 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the "***Stated Value***").
>
> B. The Preferred Stock may be issued in series, and each series shall be so designated by the Board of Directors to distinguish them from shares of all other series. The Preferred Stock shall be convertible into shares of Common Stock to the extent provided by the Board of Directors.

{1329045: }

C. The Corporation's Board of Directors is hereby expressly authorized at any time before December 31, 2014, and from time to time, to issue additional shares of Preferred Stock as shares of any series of Preferred Stock and, in connection with the creation of each such series, to fix by the resolution or resolutions providing for the issue of shares thereof, the number of shares of such series, the voting powers, full or limited, or no voting powers, and, consistent with Paragraph 4.B., the designations, powers, preferences, and rights, and the qualifications, limitations, and restrictions, of such series, including without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences to the full extent now or hereafter permitted by New York law, without shareholder approval."

4. The foregoing amendment of the Certificate of Incorporation was duly authorized by the affirmative vote of the Board of Directors of the corporation followed by the affirmative vote of the holders of a majority of the outstanding common shares of the corporation entitled to vote thereon at a meeting of shareholders duly called and held on February 15, 2012.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment in the name and on behalf of Lyons Bancorp, Inc., on the 28th day of February 2012, and does affirm, under the penalties of perjury, that the statements contained herein have been examined and are true, correct and complete.

LYONS BANCORP, INC.

By: /s/ Robert Schick
Robert Schick, President

{1329045: }

120228000 695

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
LYONS BANCORP, INC.

UNDER SECTION 805 OF THE
BUSINESS CORPORATION LAW

FILED 2012 FEB 28 AM 1:47

TAX 751.25 Bz

KC

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED

FEB 28 2012

TAX $ 751.25

BY: Bz

LCS
DRAWDOWN - #AL

WAYNE

WOODS OVIATT GILMAN LLP
700 CROSSROADS BUILDING
2 STATE STREET
ROCHESTER, NEW YORK 14614

2012 FEB 28 PM 1:07
RECEIVED

Customer Ref.# 40399

{1329045: }

731

EXHIBIT 2.2

(See Attached)

LYONS BANCORP, INC.
LYONS, NEW YORK

AMENDED AND RESTATED BYLAWS

Organized Under New York Business Corporation Law.

ARTICLE I
OFFICES

SECTION 1. PRINCIPAL OFFICE. The principal office of the Corporation shall be located in the Village of Lyons, County of Wayne, State of New York.

SECTION 2. OTHER OFFICES. Corporation may also have such other offices, as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II

SECTION 1. PLACE OF MEETING OF SHAREHOLDERS. Meetings of shareholders may be held at the main office of this Corporation, or at such place, as may be fixed by the board of directors.

SECTION 2. ANNUAL MEETING OF SHAREHOLDERS. A meeting of shareholders shall be held annually, on such day and at such hour as may be fixed by the Board of Directors. Such meetings shall be for the election of directors and the transaction of such other business as may come before them.

SECTION 3. SPECIAL MEETING OF SHAREHOLDERS. Special meeting of shareholders may be called by the board of directors (or by the President or the Secretary and shall be called by the President or the Secretary upon the written request of the majority of the board of directors or upon the written request of the holders of not less than 25 percent (25%) of the outstanding shares entitled to vote on the action proposed to be taken). Such call and written request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting shall be confined to the purpose or purposes for which the meeting is called.

SECTION 4. FIXING RECORD DATE. A board of directors may fix, in advance, as the record date for the purpose of determining the shareholders entitled to notice of or to vote at

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any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action.

SECTION 5. NOTICE OF MEETING OF SHAREHOLDERS. Written notice of every meeting of shareholders shall state the place, date and hour of meeting, and unless it is the annual meeting, indicated that it is being issued by or at the direction of the person or persons calling the meeting. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called. If, at any meeting, action is proposed to be taken which would, if taken, entitle shareholders fulfilling the statutory requirements to receive payment for their shares, a notice of such meeting shall include a statement of that purpose and to that effect. A copy of the notice of any meeting shall be given, personally or by mail, not less than ten (10) or more than fifty (50) days before the date of the meeting to each shareholder entitled to vote at such meeting.

SECTION 6. QUORUM OF SHAREHOLDERS. The holders of a majority of the shares entitled to vote thereat shall constitute a quorum at a meeting of shareholders for the transaction of any business. Despite the absence of a quorum, the shareholders present may adjourn the meeting.

SECTION 7. PROXIES. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. Every proxy must be signed by the shareholder or his attorney-in-fact. Every proxy shall be revocable at the pleasure of the shareholder executing it, except in those cases where an irrevocable proxy is provided by law.

ARTICLE III
DIRECTORS

SECTION 1. BOARD OF DIRECTORS. The business of the Corporation shall be managed under the direction of its board of directors.

SECTION 2. QUALIFICATION OF DIRECTORS. Each director shall be at least 18 years of age. Each director shall be a holder of common stock with a par value of not less than fifty dollars ($50). Nominees for the election of director shall be given to the board of directors with pertinent information concerning each nominee not less than sixty (60) days prior to the date of the meeting for the election of directors. Such information pertaining to said nominee shall include the name, current address, occupation, and brief description of employment history.

SECTION 3. NUMBER OF DIRECTORS. The number of directors constituting the entire board shall not be less than five (5) nor more than twenty-five (25), the exact number of directors to be determined from time to time by a majority vote of the whole board of directors of the Corporation, and such exact number shall be nine (9) until otherwise so determined.

SECTION 4. ELECTION AND TERM OF DIRECTORS. The board of directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the whole board permits, with the term of office of one class expiring each year. At the annual meeting of stockholders in 1988, directors for the first class shall be elected to hold office for a term expiring at the next succeeding annual meeting, directors of the second class shall be elected to hold office for a term expiring at the second succeeding annual meeting, and directors of the third class shall be elected to hold office for a term expiring at the third succeeding annual meeting. Any vacancies in the board of directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the board of directors, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director. Notwithstanding the foregoing, and except as otherwise required by law, the terms of the director or directors elected by such holders shall expires at the next succeeding annual meeting of stockholders. Subject to the foregoing, at each annual meeting of stockholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. Revision of this Article III, Section 4—Election and Term of Directors shall require a 66 2/3 majority vote of the common stock outstanding and qualified to vote at a special or annual meeting of shareholders.

SECTION 5. REMOVAL OF DIRECTORS. Any or all of the directors shall only be removed with cause by a vote of a majority of shareholders.

SECTION 6. QUORUM OF DIRECTORS. A majority of the entire board of directors shall constitute a quorum for the transaction of business of any specified item of business.

SECTION 7. ACTION BY THE BOARD OF DIRECTORS. The vote of a majority of the directors present at a meeting of the board of directors at the time of the vote, if a quorum is present at such time, shall, except as otherwise provided by law, be the act of the board of directors.

SECTION 8. WRITTEN CONSENT OF DIRECTORS WITHOUT A MEETING. Any action required or permitted to be taken by the board of directors of a committee thereof may be taken without a meeting if all members of the board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents thereto by the members of the board or committee shall be filed with the minutes of the proceedings of the board or committee.

SECTION 9. PLACE AND TIME OF MEETINGS OF THE BOARD OF DIRECTORS. The first meeting of each newly elected board of directors shall be held immediately following the annual meeting of shareholders and at the place thereof. Other meetings of the board of directors, regular or special, may be held at any place duly designated.

SECTION 10. NOTICE OF MEETING OF THE BOARD OF DIRECTORS. Regular meetings of the board of directors may be held without notice if time and place of such meetings are fixed by the Bylaws or by the board of directors. Special meetings of the board of directors shall be held upon notice to the directors. The notice shall state the place, date and hour of the meeting, and indicate that it is being issued by or at the direction of the person or persons calling the meeting. The notice shall be given personally (including telephone) or by mail, not less than three (3) days before the date of the meeting, to each director.

SECTION 11. EXECUTIVE COMMITTEE AND OTHER COMMITTEES. The board of directors, by resolution adopted by a majority of the entire board of directors, may designate among its members an executive committee and other committees, each consisting of three (3) or more directors, and each of which, to the extent provided by the resolution, shall have the authority as to the following matters:

1. Submission to shareholders of any action that needs shareholders' approval under law.
2. The filling of vacancies to the board of directors or in any committee.
3. The fixing of compensation of the directors for serving on the board of directors or any committee.

ARTICLE IV
OFFICERS

SECTION 1. NUMBER. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary, and a Treasurer, each of whom shall be elected or appointed by the board of directors. Such other officers and assistant officers as the board of directors may determine may be elected or appointed by the board of directors. Any two or more offices may be held by the same person, except the offices of President and Secretary.

SECTION 2. ELECTION AND TERM OF OFFICE. The officers of the Corporation to be elected or appointed by the board of directors shall be elected or appointed at the discretion of the board of directors in such term of office for each individual officer as so designated by the board of directors.

SECTION 3. REMOVAL. Any officers elected or appointed by the board of directors may be removed by the board of directors with or without cause.

SECTION 4. PRESIDENT. The President shall be the principal executive officer of the Corporation and, subject to the control of the board of directors, shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present, preside at all meetings of the shareholders. He may sign, with the Secretary, or any other proper officer of the Corporation thereunto authorized by the board of directors, certificates representing shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the board of directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors.

SECTION 5. VICE PRESIDENT(S). In the absence of the President or in the event of his death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have the authority of and be subject to all restrictions upon the President.

SECTION 6. SECRETARY. The secretary shall: 1) keep the minutes of the proceedings of its shareholders, board of directors, and executive committee and other committees, if any, in one of more books provided for that purpose; 2) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; 3) be custodian of the corporate records and of the Seal of the Corporation and see that the Seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; 4) sign with the President certificates representing shares of the Corporation, issuance of which shall have been authorized by resolution of the board of directors; 5) have general charge of the record of shareholders of the Corporation; and 6) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the board of directors.

SECTION 7. TREASURER. If required by the board of directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the board of directors shall determine. He shall: 1) have charge and custody of and be responsible for all funds and securities of the Corporation, receive and give receipts for monies due and payable to the Corporation from any source whatsoever, and deposit all such monies in the name of the Corporation in such banks, trust companies or other depositories as shall be designated by these Bylaws or by the board of directors; 2) have charge and custody and be responsible for keeping of correct and complete books and records of accounts of the Corporation; and 3) In general, perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the board of directors.

SECTION 8. COMPENSATION OF OFFICERS. The compensation of officers shall be fixed from time to time by the board of directors and no officer shall be prevented from receiving such compensation by reason of the fact that he is also a director of the Corporation.

ARTICLE V
CERTIFICATE REPRESENTING SHARES, RECORD OF SHAREHOLDERS, TRANSFER OF SHARES

SECTION 1. CERTIFICATE REPRESENTING SHARES. The shares of the Corporation shall be represented by certificates which shall be in such form as shall be determined by the board of directors.

SECTION 2. LOST, DESTROYED OR WRONGFULLY TAKEN CERTIFICATES. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates therefore issued by the Corporation, alleged to have been lost, apparently destroyed or wrongfully taken, upon the making of any affidavit of that fact by the person claiming the certificate to be lost, apparently destroyed or wrongfully taken.

SECTION 3. RECORD OF SHAREHOLDERS. The Corporation shall keep at its principal office, or at the office of its transfer agent, or registrar in the State of New York, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof. The Corporation shall be protected in treating the persons whose names stand on the record of shareholders as the owners thereof for all purposes.

SECTION 4. TRANSFER OF SHARES. Upon surrender to the Corporation or the transfer agent of the Corporation of the certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate; every such transfer of shares shall be entered on the record of shareholders of the Corporation.

ARTICLE VI
DIVIDEND

The board of directors may from time to time require, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and in the discretion of the board of directors.

ARTICLE VII
SEAL

The Seal of the Corporation shall be circular in form and contain the name of the Corporation.

ARTICLE VIII
WAIVER OF NOTICE

SECTION 1. WAIVER OF NOTICE TO SHAREHOLDER. Notice of meeting need not be given to any shareholder who signs a waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting, the lack of notice of such meeting, shall constitute a waiver of notice by him.

SECTION 2. WAIVER OF NOTICE TO DIRECTOR. Notice of a meeting not be given to any director who signs a waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him. The waiver of notice need not specify the purpose of any regular or special meeting of the board of directors.

ARTICLE IX
AMENDMENT AND REPEAL

SECTION 1. AMENDMENT AND REPEAL BY THE SHAREHOLDER. These Bylaws may be amended or repealed by vote of the shareholders entitled to vote in the election of any director. Such amendment or repeal by shareholders is only made effective with the approval vote of a simple majority of a quorum of shareholders brought together at a special or annual meeting, unless such amendment or repeal of a specific bylaw requires a greater shareholder vote.

SECTION 2. <u>AMENDMENT AND REPEAL BY THE BOARD OF DIRECTORS</u>. These Bylaws may also be amended or repealed by a majority of the board of directors, unless such amendments or repeal of a specific bylaw requires a majority or greater shareholder vote.

EXHIBIT 3.1

(See Attached)



3004

LNB

LYONS BANCORP, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF NEW YORK

LYONS BANCORP, INC.

LYONS, NEW YORK 14489 CUSIP 552112104

This Certifies that ______________________________ is the owner of ______________________________ fully paid and non-assessable Shares of the above Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation.

Dated ____________________

See notice on reverse side

______________________ Authorized Signature

______________________ Authorized Signature

NOTICE: THE CERTIFICATE OF INCORPORATION OF THE CORPORATION CONTAINS PROVISIONS SPECIFYING (1) THAT THE PROPORTION OF HOLDERS THAT SHALL CONSTITUTE A QUORUM AND THE PROPORTION OF VOTES OF THE HOLDERS OF VOTING SHARES THAT SHALL BE NECESSARY AT ANY MEETING OF SHAREHOLDERS FOR THE TRANSACTION OF SPECIFIED ITEMS OF BUSINESS INCLUDING AMENDMENTS TO THE CERTIFICATE OF CORPORATION RELATING TO SUCH PROVISIONS SHALL BE GREATER THAN THE PROPORTIONS PRESCRIBED BY THE NEW YORK BUSINESS CORPORATION LAW IN THE ABSENCE OF SUCH PROVISIONS AND (2) THE PROPORTION OF DIRECTORS THAT SHALL CONSTITUTE A QUORUM AND VOTES OF DIRECTORS THAT SHALL BE NECESSARY AT ANY MEETING OF DIRECTORS FOR THE TRANSACTION OF SPECIFIED ITEMS OF BUSINESS SHALL BE GREATER THAN THE PROPORTIONS PRESCRIBED BY THE NEW YORK BUSINESS CORPORATION LAW IN THE ABSENCE OF SUCH PROVISIONS.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations. Additional abbreviations may also be used though not in the list.

TEN COM – as tenants in common
TEN ENT – as tenants by the entireties
JT TEN – as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT – ....Custodian ....(Minor)
under Uniform Gifts to Minors Act ....(State)

For value received, the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

....
PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE

....

.... *Shares*

represented by the within Certificate, and hereby irrevocably constitutes and appoints ....

.... *Attorney to transfer the said*

shares on the books of the within-named Corporation with full power of substitution in the premises.

Dated ....

In presence of ....

....

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the certificate in every particular without alterations or enlargement, or any change whatever.

EXHIBIT 3.2

(omitted pursuant to Part II, Item 2(3)(b), but the issuer agrees to provide to the Commission upon request)

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EXHIBIT 3.3

(omitted pursuant to Part II, Item 2(3)(b), but the issuer agrees to provide to the Commission upon request)

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EXHIBIT 3.4

(omitted pursuant to Part II, Item 2(3)(b), but the issuer agrees to provide to the Commission upon request)

{1475802: }

EXHIBIT 3.5

(omitted pursuant to Part II, Item 2(3)(b), but the issuer agrees to provide to the Commission upon request)

{1475802: }

EXHIBIT 3.6

(omitted pursuant to Part II, Item 2(3)(b), but the issuer agrees to provide to the Commission upon request)

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EXHIBIT 3.7

(omitted pursuant to Part II, Item 2(3)(b), but the issuer agrees to provide to the Commission upon request)

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EXHIBIT 4.1

(See Attached)

LYONS BANCORP, INC.
RIGHTS OFFERING

Your properly completed Subscription Election Form MUST be received by The Lyons National Bank before 5:00 p.m., Lyons, New York time on April [__], 2012

[INSERT SHAREHOLDER NAME]
[INSERT SHAREHOLDER ADDRESS]
[INSERT SHAREHOLDER CITY, STATE, ZIP]

Dear Shareholder:

This letter is being distributed by Lyons Bancorp, Inc. ("us", "we", "our" or the "Corporation") in connection with the offering (the "Rights Offering") by the Corporation of shares of our common stock (the "Common Stock"), which will be issued upon the exercise of non-transferable subscription rights (the "Subscription Rights"), which are being distributed to all holders of record of the Common Stock as of 5:00 p.m., Lyons, New York time, on April 12, 2012 (the "Record Date"). The Subscription Rights and the Rights Offering are described in the offering circular dated [______], 2012, which is enclosed with this letter (the "Offering Circular").

In the Rights Offering, we are offering up to an aggregate of $5,000,000 of our Common Stock to be issued upon the exercise of the Subscription Rights. The Subscription Rights will expire, if not exercised earlier, at 5:00 p.m., Lyons, New York time, on [_____], 2012, unless we elect in our sole discretion to extend the period of the Rights Offering beyond this date (such date, as may be extended, the "Expiration Date"). As described in the Offering Circular, you will receive one Subscription Right for each whole share of Common Stock you owned at 5:00 p.m., Lyons, New York time, on the Record Date. Each Subscription Right will allow you to subscribe to purchase one-seventh (1/7th) of a share of Common Stock (the "Basic Subscription Right") at a subscription price of $[____] per full share.

You owned [INSERT NUMBER OF SHARES] shares of our Common Stock on the Record Date. As such, your Basic Subscription Right entitles you to subscribe for up to [INSERT NUMBER OF SHARES] shares of our Common Stock (rounded down to the nearest whole number of shares, with the total subscription payment being adjusted accordingly, as explained in the Offering Circular) for $[____] per full share.

In addition, if you exercise your Basic Subscription Right in full, you will be eligible to subscribe to purchase additional shares of Common Stock, subject to the conditions and limitations described further in the Offering Circular (the "Over-Subscription Opportunity"). We offer no assurances that any subscription requests that you may submit pursuant to the Over-Subscription Opportunity will be fulfilled in whole or in part.

You will be required to submit payment in full for all of the shares of Common Stock you wish to buy under your Basic Subscription Right and pursuant to the Over-Subscription Opportunity to The Lyons National Bank (the "Subscription Agent"), by no later than 5:00 p.m., Lyons, New York time, on the Expiration Date. Any fractional shares of Common Stock

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resulting from the exercise of your Subscription Rights, including under the Basic Subscription Right and the Over-Subscription Opportunity, will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments that you may pay to the Subscription Agent in the Rights Offering will be returned, without interest, to you by the Subscription Agent as soon as practicable following the completion of the Rights Offering.

Your Subscription Rights are evidenced by this Subscription Election Form. Your Subscription Rights are non-transferable, meaning that you may not sell, transfer or assign your Subscription Rights to anyone else.

Enclosed for your additional information are copies of the following documents:

- The Offering Circular;

- Your Subscription Election Form;

- A form of Beneficial Owner Election Form (to be used by beneficial owners, i.e. those who hold their shares of Common Stock "in street name" as described below);

- A form of Nominee Holder Certification (to be used by "street name" holders of record, as described below); and

- A return envelope addressed to The Lyons National Bank, acting as our Subscription Agent.

The documents listed above provide important additional information on the Rights Offering, the Corporation and the steps you must take if you wish to exercise all or some of your Subscription Rights. You should read all of these documents carefully in their entirety.

<u>**Actions Required**</u>

Your prompt action is requested. To exercise your Subscription Rights, you must deliver your properly completed and signed Subscription Election Form, together with your payment in full of the total subscription amount that is required for all of the shares that you intend to purchase under your Basic Subscription Right and any additional shares that you wish to purchase pursuant to the Over-Subscription Opportunity, to the Lyons National Bank, our Subscription Agent, as described further in the Offering Circular.

ALL CHECKS AND MONEY ORDERS SHOULD BE MADE PAYABLE TO OUR ESCROW AGENT AS "TIOGA STATE BANK, AS ESCROW AGENT FOR LYONS BANCORP, INC.".

If your shares of Common Stock are held in "street name" you must contact the securities dealer, commercial bank, trust company, or other nominee acting as record holder of your shares and indicate your desire to exercise your Subscription Rights. You may do so by following the procedures for exercising your subscription rights provided by your record holder, if you received the offering documents through them, or if none were provided, by completing the enclosed Beneficial Owner Election Form and providing them to the record holder of your shares. The record holder must then complete the Subscription Election Form on your behalf.

If you are a securities dealer, commercial bank, trust company, or other nominee, you may be receiving this letter and the enclosed information as the record holder of shares of our Common Stock. We are asking persons who hold shares of our Common Stock beneficially and who have received the Subscription Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company, or other nominee, to contact you and request that you effect the transactions for them. In addition, we ask that you provide this information to such beneficial owners. Enclosed is a form of Nominee Holder Certification which you may use to report your exercise of such rights.

Your properly completed and signed Subscription Election Form accompanied by full payment of your total subscription amount must be received by The Lyons National Bank, our Subscription Agent, by no later than 5:00 p.m., Lyons, New York time, on the Expiration Date. Once you have exercised your Subscription Rights, you may not cancel, revoke or otherwise amend the exercise of your Subscription Rights. Any Subscription Rights that are not exercised prior to 5:00 p.m., Lyons, New York time on the Expiration Date will expire and you will have no further Subscription Rights.

Additional copies of the enclosed materials may be obtained from us by calling (315) 946-4871 or stopping by our main office located at 35 William Street, Lyons, New York 14489.

Sincerely,

Robert A. Schick
President & Chief Executive Officer
Lyons Bancorp, Inc.

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SUBSCRIPTION ELECTION FORM

LYONS BANCORP, INC.
RIGHTS OFFERING

YOUR PROPERLY COMPLETED SUBSCRIPTION ELECTION FORM MUST BE RECEIVED BY THE LYONS NATIONAL BANK BEFORE 5:00 P.M., LYONS, NEW YORK TIME ON APRIL [__], 2012

ALL CHECKS AND MONEY ORDERS SHOULD BE MADE PAYABLE TO OUR ESCROW AGENT AS "TIOGA STATE BANK, AS ESCROW AGENT FOR LYONS BANCORP, INC."

BASIC SUBSCRIPTION RIGHT	Your Basic Subscription Right entitles you to subscribe for up to [INSERT NUMBER OF SHARES] shares of our Common Stock Indicate the number of shares of our common stock and the total subscription amount you wish to subscribe for pursuant to your Basic Subscription Right: ______________________ *[INSERT NUMBER OF SHARES]* times $[____] per share $______________________ *[INSERT BASIC SUBSCRIPTION AMOUNT]*
OVER-SUBSCRIPTION OPPORTUNITY	Indicate the number of additional shares of Common Stock you would desire to purchase above your Basic Subscription Right if available pursuant to the Over-Subscription Opportunity: ______________________ *[INSERT NUMBER OF SHARES]* times $[____] per share $______________________ *[INSERT OVER-SUBSCRIPTION AMOUNT]*

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METHOD OF PAYMENT	Indicate your method of payment (including both the Basic Subscription Amount and any Over-Subscription Amount): ☐ Check, bank draft or money order payable to "Tioga State Bank, as escrow agent for Lyons Bancorp, Inc.",] is enclosed in envelope provided ☐ I authorize withdrawal(s) from the following The Lyons National Bank accounts: *Account Number(s)* *Amount(s)* ____________________ $ ____________ ____________________ $ ____________ ____________________ $ ____________
TELEPHONE CONTACT INFORMATION	Please provide daytime and evening telephone numbers where you may be contacted in the event we cannot execute your subscription as provided: Daytime: (_____) ____________________ Evening: (_____) ____________________
STATE OF RESIDENCE	The undersigned represents and warrants that he/she/it is a resident of the State of ____________________.
BANK AFFILIATION	The undersigned is a director, officer or employee of Lyons Bancorp, Inc. or The Lyons National Bank: ☐ Yes ☐ No
FINRA AFFILIATION	The undersigned is a director, officer, partner or employee of a FINRA member firm, or is an associate of any such person: ☐ Yes ☐ No

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	Under regulations of the Financial Institution Regulatory Authority, Inc. (FINRA), members of FINRA and their associates will be deemed to have agreed (i) not to sell, transfer or hypothecate the shares of common stock subscribed for hereunder for a period of 90 days following issuance and (ii) to report this subscription in writing to the applicable FINRA member within one (1) day of payment thereof.

By executing this Subscription Election Form, you acknowledge receipt of the Offering Circular dated [_______], 2012 and agree to all of the terms and conditions of the offering as described in the Offering Circular with respect to the shares of Common Stock subscribed for herein (including any riders attached to the Offering Circular). You agree that once this Subscription Election Form is tendered to the Subscription Agent, it may not be withdrawn and that the agreement created hereby shall survive the death or disability of the undersigned. This Subscription Election Form is not binding on Lyons Bancorp, Inc. until accepted by Lyons Bancorp, Inc. By submitting this Subscription Election Form, you also certify that you are not subject to back-up withholding and that you are purchasing the Common Stock for your own account and that you have no agreement or understanding for the sale or transfer of such shares of Common Stock.

The offer and sale of common stock have not been and will not be registered under the securities laws of the states of Alabama, Alaska, Colorado, Connecticut, Florida, Georgia, Hawaii, Iowa, Illinois, Indiana, Massachusetts, Maryland, Nebraska, Nevada, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Utah, Vermont, Virginia, and Washington or any other states except New York. Additionally, the shares of common stock issuable upon acceptance of your subscription may not be sold, hypothecated, assigned or otherwise transferred unless and until registered under the applicable state securities laws, or unless Lyons Bancorp, Inc. has received an opinion of counsel or other evidence satisfactory to Lyons Bancorp, Inc. and its counsel that such registration is not required, and the undersigned may be required to hold them for an indefinite period of time. The undersigned further acknowledges and agrees that any certificates representing the stock shall bear a legend to this effect, if applicable.

ACCEPTED AND AGREED:

Print Name: ____________________________

Title: ____________________________
(if applicable)

Signature: ____________________________

Date: ____________________________

COMPLETED SUBSCRIPTIONS SHOULD BE RETURNED TO:

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The Lyons National Bank
Attn: Rights Offering Subscription
35 William Street
Lyons, NY 14489

ALL CHECKS AND MONEY ORDERS SHOULD BE MADE PAYABLE TO OUR ESCROW AGENT AS "TIOGA STATE BANK, AS ESCROW AGENT FOR LYONS BANCORP, INC."

IMPORTANT INFORMATION

NEITHER THE SUBSCRIPTION RIGHTS NOR THE SHARES OF COMMON STOCK OFFERED HEREUNDER ARE A DEPOSIT OR AN ACCOUNT OF OUR BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

BY EXECUTING THIS SUBSCRIPTION ELECTION FORM, THE UNDERSIGNED ACKNOWLEDGES THAT THE UNDERSIGNED IS NOT WAIVING ANY RIGHTS HE, SHE OR IT MAY HAVE UNDER THE FEDERAL SECURITIES LAWS, INCLUDING THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934.

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BENEFICIAL OWNER ELECTION FORM

LYONS BANCORP, INC.

The undersigned acknowledges receipt of the letter and the enclosed materials referred to therein relating to the grant of non-transferable rights (the "Subscription Rights") to purchase shares of common stock (the "Common Stock") of Lyons Bancorp, Inc. (the "Corporation") pursuant to a subscription rights offering (the "Rights Offering") as described further in the Corporation's offering circular dated [______], 2012 (the "Offering Circular"), the receipt of which is hereby acknowledged.

With respect to any instructions to exercise (or not to exercise) Subscription Rights, the undersigned acknowledges that this form must be completed and returned such that it will be received by you by no later than 5:00 p.m., Lyons, New York time, on [______], 2012, the last business day prior to the scheduled expiration date of the Rights Offering.

This will instruct you whether to exercise Subscription Rights to purchase shares of the Common Stock distributed with respect to the shares of the Common Stock held by you for the account of the undersigned, pursuant to the terms and subject to the conditions set forth in the Offering Circular.

CHECK THE APPLICABLE BOXES AND PROVIDE ALL REQUIRED INFORMATION:

Box 1. ☐ Please DO NOT EXERCISE SUBSCRIPTION RIGHTS for shares of Common Stock.

Box 2. ☐ Please EXERCISE SUBSCRIPTION RIGHTS for shares of Common Stock as set forth below:

IF YOU CHECKED BOX 2 ABOVE, COMPLETE THE FOLLOWING:

<u>Basic Subscription Right</u>

Box 3. ☐ I elect to exercise ALL of my entitlement under my Basic Subscription Right to purchase _________ shares of Common Stock for a total subscription price of $____________.

Box 4. ☐ I elect to purchase _________ shares of Common Stock for a total subscription price of $____________, which amount I acknowledge is less than my Basic Subscription Right.

IF YOU CHECKED BOX 3 ABOVE, COMPLETE THE FOLLOWING:

<u>Over-Subscription Opportunity</u>

IF YOU HAVE FULLY EXERCISED YOUR BASIC SUBSCRIPTION RIGHT ABOVE and you wish to subscribe for additional shares of Common Stock, subject to availability and the conditions and limitations described in the Offering Circular, please so indicate by checking the box below and completing the additional required information.

☐ I elect to subscribe to purchase $____________ [INSERT AMOUNT] of additional shares pursuant to the Over-Subscription Opportunity:

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IF YOU CHECKED BOX 2 ABOVE, COMPLETE THE FOLLOWING:

Form of payment

☐ Payment in the following amount is enclosed: $ ______________________

☐ Please deduct payment of $ ____________ from my (our) following account maintained by you:

______________________ ______________________
(Type of Account) (Account Number)

The offer and sale of common stock have not been and will not be registered under the securities laws of the states of Alabama, Alaska, Colorado, Connecticut, Florida, Georgia, Hawaii, Iowa, Illinois, Indiana, Massachusetts, Maryland, Nebraska, Nevada, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Utah, Vermont, Virginia, and Washington or any other states except New York. Additionally, if you are not a resident of New York, the shares of common stock issuable upon acceptance of your subscription may not be sold, hypothecated, assigned or otherwise transferred unless and until registered under the applicable state securities laws, or unless Lyons Bancorp, Inc. has received an opinion of counsel or other evidence satisfactory to Lyons Bancorp, Inc. and its counsel that such registration is not required, and you may be required to hold them for an indefinite period of time. The undersigned further acknowledges and agrees that any certificates representing the stock may bear a legend to this effect, if applicable.

I (we) on my (our) own behalf, or on behalf of any person(s) on whose behalf, or under whose directions, I am (we are) signing this form:

- Irrevocably elect to purchase the number of shares of Common Stock indicated above upon the terms and conditions specified in the Offering Circular; and
- Agree that if I (we) fail to pay for the shares of Common Stock that I (we) have elected to purchase, you may exercise any remedies available to you under the law.

Print Name of beneficial owner(s): ______________________________

____

Signature of beneficial owner(s): ______________________________

____

If you are signing in your capacity as a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation, or in any other fiduciary or representative capacity, please provide the following information:

Name: ______________________________

Capacity: ______________________________

Address: ______________________________

Telephone Number: ______________________________

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NOMINEE HOLDER CERTIFICATION

LYONS BANCORP, INC.

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN THE OFFERING CIRCULAR OF LYONS BANCORP, INC. DATED [____], 2012 (THE "OFFERING CIRCULAR").

The undersigned, a broker, custodian bank, or other nominee holder (the "Nominee Holder") of non-transferable subscription rights (the "Rights") to purchase shares of common stock of Lyons Bancorp, Inc. (the "Corporation") pursuant to the rights offering described and provided for in the Offering Circular, hereby certifies to the Corporation, and to The Lyons National Bank, as subscription agent for the rights offering, that the undersigned has exercised, on behalf of the beneficial owners thereof (which may include the undersigned), the rights to purchase the number of shares of common stock specified below under the basic subscription right, and on behalf of beneficial owners of rights who have exercised their basic subscription right in full, the request to purchase the number of additional shares of common stock specified below pursuant to the over-subscription opportunity, the terms of which is described further in the Offering Circular, listing separately each exercised basic subscription right and any corresponding over-subscription request as to each beneficial owner for whom the Nominee Holder is acting hereby:

Number of Shares Owned on Record Date:	
Number of Shares Subscribed For Under Basic Subscription Right:	
Number of Shares Requested Under Over-Subscription Opportunity:	
Print Name of the Nominee Holder:	
By:	
Print Signer's Name:	
Print Title:	
Contact Name:	
Contact Phone Number:	

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EXHIBIT 4.2

(See Attached)

SUPPLEMENTAL OFFERING SUBSCRIPTION AGREEMENT

LYONS BANCORP, INC.

COMPLETED SUBSCRIPTIONS SHOULD BE RETURNED TO:

The Lyons National Bank
Attn: Rights Offering Subscription
35 William Street
Lyons, NY 14489

ALL CHECKS AND MONEY ORDERS SHOULD BE MADE PAYABLE TO OUR ESCROW AGENT AS "TIOGA STATE BANK, AS ESCROW AGENT FOR LYONS BANCORP, INC."

IMPORTANT INFORMATION

The terms of this offering are described in the Offering Circular dated [_____], 2012 (the "Offering Circular"), which you have received together with this Subscription Agreement. You should read the Offering Circular carefully in its entirety before completing and returning this Subscription Agreement. If you elect to subscribe for shares of our common stock in accordance with the terms contained in the Offering Circular and as described further below, you must complete and sign this Subscription Agreement and the accompanying IRS Form W-9 in their entirety. If you fail to provide all of the required information and/or properly sign this Subscription Agreement or the required Form W-9, your subscription may be returned to you.

Once you have submitted your subscription, it becomes irrevocable, meaning that you do not have the right to cancel or withdraw your subscription.

1. By completing and signing this Subscription Agreement, you hereby subscribe at a price of $[____] per share for the number of shares of common stock set forth above the caption "Number of Shares Subscribed For" on the signature page hereto (the "Shares") of Lyons Bancorp, Inc. (referred to in this Subscription Agreement as the "Corporation" or, as the context requires, as "us", "we" and "our").

2. The Corporation is the parent holding company of The Lyons National Bank, a New York bank. We are offering shares of our common stock in a supplemental offering (the "Supplemental Offering"), which we are undertaking concurrently with, and subject to, our distribution to our existing stockholders of subscription rights to purchase shares of our common stock (the "Rights Offering").

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3. In payment for the Shares, you have enclosed with this Subscription Agreement a certified or cashier's check, or a bank draft drawn on a U.S. bank, or a U.S. postal money order, or a personal check in the amount set forth above the caption "Subscription Price" on the signature page hereto (the "Subscription Price") made payable to "Tioga State Bank, as Escrow Agent for Lyons Bancorp, Inc." You understand that the minimum number of shares of our common stock that you may subscribe for in the Supplemental Offering is 500 shares, provided that employees of the Corporation or The Lyons National Bank may subscribe for a minimum of 25 shares, and provided further that we may, in our sole discretion, elect to waive these minimum purchase requirements.

4. You acknowledge and agree that the number of shares of our common stock that may be made available under the Supplemental Offering will depend upon the number of shares that are sold to existing stockholders in the Rights Offering, including pursuant to both the basic subscription rights of our stockholders under the Rights Offering and the over-subscription opportunity that may be provided to our stockholders under the Rights Offering, and that there is no guarantee that any shares of our common stock will be made available for purchase by you or any other person in the Supplemental Offering. You further acknowledge and agree that, if there is an over-subscription for the shares that are made available for purchase in the Supplemental Offering, then we will determine in our sole discretion what procedures we will follow to allocate these shares among the subscribers in the Supplemental Offering.

5. You acknowledge and agree that we reserve the right, in our sole discretion, to accept or reject your subscription, in whole or in part, for any reason or for no reason at all.

6. You acknowledge that all subscriptions must be returned to our Subscription Agent, The Lyons National Bank, at The Lyons National Bank, Attn: Rights Offering Subscription, 35 William Street, Lyons, NY 14489. You acknowledge and agree that the Subscription Price that you have paid will be deposited into a segregated non-interest bearing deposit account maintained by Tioga State Bank, whom we have retained to serve as our Escrow Agent in connection with both the Rights Offering and the Supplemental Offering. We will review all of the subscriptions that are delivered to the Subscription Agent in the Supplemental Offering and we will make a decision as to each subscription whether to accept or reject the subscription in whole or in part. If we reject your subscription in full, then the Subscription Agent will return this Subscription Agreement by first class mail or overnight delivery to you and the Escrow Agent will deliver to you, by first class mail or overnight delivery, a check, bank draft or money order in the amount of the Subscription Price that you have delivered to the Subscription Agent with this Subscription Agreement, and neither you nor the Corporation will have any further obligation under this Subscription Agreement. If we accept only a part of your subscription, then the Escrow Agent to return to you, by first class mail or overnight delivery, a check, bank draft or money order payable to you in an amount equal to the per share purchase price in the Supplemental Offering multiplied by the number of shares of our common stock for which your subscription was not accepted. Our use of the funds that we receive in the Supplemental Offering will only occur following the closing of the Supplemental Offering.

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7. To induce us to accept your subscription:

   a. You hereby represent and warrant to us that you have received and reviewed carefully the Offering Circular dated [______], 2012;

   b. You hereby acknowledge and agree that, except as set forth in the Offering Circular, no representations or warranties have been made to you by the Corporation, its officers or directors, or any agent, employee or affiliate of any of them, and in entering into this transaction you are not relying upon any information, other than the information contained in the Offering Circular;

   c. You represent and warrant to us that you understand that our sale of the Shares to you has not been approved or disapproved by any of the United States Securities and Exchange Commission, the Federal Deposit Insurance Corporation (the "FDIC"), the New York Commissioner of Banks, or by any other federal or state agency, and that no such agency has passed on the accuracy or adequacy of the Offering Circular;

   d. You represent and warrant to us that you understand that the Shares that you have subscribed for are not deposits, and that the Shares are not insured by the FDIC or any other government agency, and that the Shares are subject to investment risk, including the possible loss of the entire amount that you have invested in the Shares

   e. You represent and warrant to us that the information you have included in the accompanying IRS Form W-9 (Request For Taxpayer Identification Number and Certification) is true and correct in all respects.

8. You further represent and warrant to us that you are a resident of the State or other jurisdiction set forth on the signature page of this Subscription Agreement and you have reviewed any legend applicable to such state or jurisdiction provided in the Additional Subscriber Representations and Riders attached as an exhibit hereto.

9. You acknowledge that the Supplemental Offering will be closed at 5:00 p.m., Lyons, New York time, on [______], 2012; provided, however, that we may, in our sole discretion, elect to extend the closing date of the Supplemental Offering.

10. If the Supplemental Offering is terminated, which we may choose to do at any time in our sole discretion, then the Subscription Price that you have paid will be returned to you, without any accrued interest or deduction for expenses, by the Subscription Agent, and neither you nor the Corporation will have any further obligation under this Subscription Agreement.

11. If you are a resident of **any State except New York**, you must also complete and deliver the Additional Subscriber Representations attached as <u>Exhibit A</u> hereto as a condition to completion of your subscription.

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12. If you are a resident of the **State of Connecticut**, in addition to Exhibit A, you must also complete and deliver the Accredited Investor Representations attached as Exhibit B hereto as a condition to completion of your subscription.

13. You acknowledge and agree that you may not sell, transfer or assign this Subscription Agreement or your subscription to purchase the Shares contained herein to any other person.

IN WITNESS WHEREOF, you have executed this Subscription Agreement as a sealed instrument as of the date indicated on the signature page hereto, and you hereby certify that the information provided in this Subscription Agreement is true, correct and complete.

[SIGNATURE PAGE FOLLOWS]

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[INVESTOR SIGNATURE PAGE TO LYONS BANCORP, INC. SUBSCRIPTION AGREEMENT]

____
Number of Shares Subscribed For

____
Subscription Price (at a price of $[____] per share)

____
Name(s) in which stock certificates should be registered

____
Street Address

____
City/State/Zip Code

____
Telephone Number including Area Code

____
Signature

____
Second Person's Signature if issued in names of more than one person

Unless you otherwise request in writing, any shares to be issued in the names of two or more persons will be registered in the names of such persons as joint tenants with right of survivorship, and not as tenants in common.

If any shares are to be held in joint ownership, all joint owners must sign this Subscription Agreement.

If you have signed this Subscription Agreement in a capacity as a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation, or in any other fiduciary or representative capacity, then you must enclose appropriate evidence of your authority to sign and provide the following additional information:

Name: ________________________
Capacity: ________________________
Telephone Number: (_____)________________

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[COMPANY SIGNATURE PAGE
TO LYONS BANCORP, INC. SUBSCRIPTION AGREEMENT]

This Subscription Agreement is hereby accepted on behalf of Lyons Bancorp, Inc. as of ________________, 2012, for _________ shares of the common stock of Lyons Bancorp, Inc.

LYONS BANCORP, INC.

By: ______________________________

Name: ______________________________

Title: ______________________________

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EXHIBIT A

ADDITIONAL SUBSCRIBER REPRESENTATIONS

To be completed only by residents of any State except New York

The undersigned represents and warrants to Lyons Bancorp, Inc. as follows:

1. YOU ARE AWARE THAT THE COMMON STOCK IS A SPECULATIVE INVESTMENT INVOLVING A HIGH DEGREE OF RISK.

2. You can bear the economic risk of this investment and can afford a complete loss of this investment; and you (A) have sufficient liquid assets to pay the full purchase price for the Shares of Common Stock; (B) have adequate means of providing for your current needs and possible personal contingencies, and have no present need for liquidity of your investment in the Shares of Common Stock; (C) do not have a commitment to investments which are not readily marketable or transferable which is disproportionate to your net worth; and (D) your investment in the Shares of Common Stock will not cause such commitment to become excessive.

3. You have been represented by such legal and tax counsel and others, each of whom has been selected by you, as you have found necessary to consult concerning your proposed purchase of the Shares of Common Stock, and any such representation has included an examination of applicable documents, and an analysis of all tax, financial, and securities law aspects related to your proposed purchase of Shares of Common Stock. You are relying solely on your legal counsel and advisors and not on any statements or representations of the Company or any agents of the Company for legal or other advice with respect to this investment other than as provided in the Offering Circular.

4. You are acquiring the Shares of Common Stock for your own account and not as a fiduciary or nominee for any other person and for investment purposes only and not with a view to or for the transfer, assignment, resale, or distribution thereof, in whole or in part. You have no present plans to enter into any such contract, undertaking, agreement, or arrangement. You understand the meaning and legal consequences of the foregoing representations and warranties. You are not an "underwriter" of any of the company's securities, as that term is defined in Section 2(11) of the Act, and you will not take or cause to be taken any action that would cause you to be deemed an "underwriter" of the securities.

5. The undersigned acknowledges and agrees that the certificates representing the Shares of Common Stock sold pursuant to this Subscription Agreement will be imprinted with a legend in substantially the following form:

   THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE

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LAW OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.

6. **PENNSYLVANIA RESIDENTS**: IF YOU HAVE ACCEPTED AN OFFER TO PURCHASE THE SECURITIES AND HAVE RECEIVED A WRITTEN NOTICE EXPLAINING YOUR RIGHT TO WITHDRAW YOUR ACCEPTANCE PURSUANT TO SECTION 207(m)(2) OF THE PENNSYLVANIA SECURITIES ACT OF 1972, YOU MAY ELECT, WITHIN TWO BUSINESS DAYS FROM THE DATE OF RECEIPT BY THE ISSUER OF YOUR BINDING CONTRACT OF PURCHASE OR, IN THE CASE OF A TRANSACTION IN WHICH THERE IS NO BINDING CONTRACT OF PURCHASE, WITHIN TWO BUSINESS DAYS AFTER YOU MAKE THE INITIAL PAYMENT FOR THE SECURITIES BEING OFFERED, TO WITHDRAW YOUR ACCEPTANCE AND RECEIVE A FULL REFUND OF ALL MONIES PAID BY YOU. WITHDRAWAL OF ACCEPTANCE WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, YOU NEED ONLY SEND A WRITTEN NOTICE (INCLUDING A NOTICE BY FACSIMILE OR ELECTRONIC MAIL) TO THE ISSUER (OR PLACEMENT AGENT IF ONE IS LISTED ON THE FRONT PAGE OF THE OFFERING MEMORANDUM) INDICATING YOUR INTENTION TO WITHDRAW.

Print Name: ______________________________

Title: ______________________________
(if applicable)

Signature: ______________________________

Date: ______________________________

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EXHIBIT B

ACCREDITED INVESTOR REPRESENTATIONS

To be completed only by residents of the State of Connecticut

1. The undersigned represents and warrants to Lyons Bancorp, Inc. that the undersigned is an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933, as amended, based on the following qualification [*PLEASE CHECK AT LEAST ONE*]:

- ☐ The undersigned is a bank, insurance company, registered investment company, business development company, or small business investment company. Specifically, a bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;

- ☐ The undersigned is an employee benefit plan, within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5 million; (c) A private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

- ☐ The undersigned is an organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

- ☐ The undersigned is a natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000, excluding the value of the primary residence of such natural person, calculated by subtracting from the estimated fair market value of the property the amount of debt secured by the property, up to the estimated fair market value of the property;

- ☐ The undersigned is a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

- ☐ The undersigned is a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii); or

- ☐ The undersigned is an entity in which all of the equity owners are accredited investors based on one of the above categories.

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2. The undersigned agrees to furnish any additional information requested by Lyons Bancorp, Inc. or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Securities.

3. The undersigned acknowledges and agrees that the Shares of Common Stock have not been registered under the Securities Act or pursuant to the provisions of the securities or other laws of any applicable jurisdictions, in reliance upon certain exemptions contained in the Securities Act and Regulation A promulgated thereunder and in the laws of such jurisdictions. You know of no public solicitation or advertisement of any offer in connection with the proposed issuance and sale of the securities hereunder. You are fully aware that the determination of Lyons Bancorp, Inc. to accept your subscription to purchase the Shares of Common Stock is to be made in reliance upon such exemptions based upon your representations, warranties and agreements contained herein. You are fully aware of the restrictions on sale, transferability, and assignment of the securities of Lyons Bancorp, Inc. for an indefinite period of time.

Print Name: ____________________________

Title: ____________________________
(if applicable)

Signature: ____________________________

Date: ____________________________

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EXHIBIT 6.1

(See Attached)

EXECUTIVE SALARY CONTINUATION AGREEMENT

THE AGREEMENT, made and entered into this 26th day of September, 2001 by and between The Lyons National Bank, a banking corporation organized and existing under the laws of the United States (hereinafter called "Bank"), and Clair J. Britt (hereinafter called the "Executive").

WITNESSETH:

WHEREAS, the Executive has been and continues to be a valued Executive of the Bank, and is now serving the Bank as its Executive Vice President and Senior Lending Officer; and,

WHEREAS, it is the consensus of the Board of Directors that the Executive's services to the Bank in the past have been of exceptional merit and have constituted an invaluable contribution to the general welfare of the Bank and in bringing it to its present status of operating efficiency, and its present position in its field of activity; and,

WHEREAS, the experience of the Executive, his knowledge of the affairs of the Bank, his reputation and contacts in the industry are so valuable that assurance of his continued services is essential for the future growth and profits of the Bank and it is in the best interests of the Bank to arrange terms of continued employment for the Executive so as to reasonably assure his remaining in the Bank's employment during his lifetime or until the age of retirement; and,

WHEREAS, it is the desire of the Bank that his services be retained as herein provided; and,

WHEREAS, the Executive is willing to continue in the employ of the Bank provided the Bank agrees to pay to him or his beneficiaries certain benefits in accordance with the terms and conditions hereinafter set forth:

ACCORDINGLY, it is the desire of the Bank and the Executive to enter into this agreement under which the Bank will agree to make certain payments to the Executive at retirement or his beneficiary in the event of his premature death while employed by the Bank; and,

FURTHERMORE, it is the intent of the parties hereto that this agreement be considered an unfunded arrangement maintained primarily to provide supplemental benefits for the Executive, as a member of a select group of management or highly compensated employees of the Bank for the purposes of the Employee Retirement Income Security Act of 1974, (E.R.I.S.A.):

NOW, THEREFORE, in consideration of services performed in the past and to be performed in the future as well as of the mutual promises and covenants herein contained it is agreed as follows:

I. EMPLOYMENT

The Bank agrees to employ the Executive in such capacity as the Bank may from time to time determine. The Executive will continue in the employ of the Bank in such capacity and with such duties and responsibilities as may be assigned to him, and with such compensation as may be determined from time to time by the Board of Directors of the Bank. Active employment shall include temporary disability not to exceed six (6) months (26 weeks) and other "leave of absences" specifically granted by the Board of Directors.

II. FRINGE BENEFITS

The salary continuation benefits provided by this agreement are granted by the Bank as a fringe benefit to the Executive and are not part of any salary reduction plan or an arrangement deferring a bonus or a salary increase. The Executive has no option to take any current payment or bonus in lieu of these salary continuation benefits except as set forth hereinafter.

III. RETIREMENT DATE

If Executive remains in the continuous employ of the Bank, he shall retire from active employment with the Bank thirty (30) days after attaining his sixty-second (62nd) birthday, unless by action of the Board of Directors his period of active employment shall be shortened or extended.

IV. EARLY RETIREMENT

The Executive may retire early provided the Executive has attained age fifty-five (55) and has been employed by the Bank for twenty (20) full years from the date of first service. Upon said early retirement, the Executive shall receive the benefits set forth in Paragraph V subject to vesting schedule in Paragraph VIII, and based upon the Executive's compensation at said early retirement.

V. RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Subject to Subparagraph IX (A), upon said retirement the Bank shall pay Executive an annual benefit equal to seventy-five percent (75%) of Executive's average of highest three (3) years (salary, bonus and deferred compensation) immediately prior to his retirement, said amount to be reduced by the following amounts the Executive would be entitled to at age sixty-two (62): (i) The amount available to the Executive from the Bank's pension plan assuming lifetime with fifteen (15) years certain; (ii) The Bank's contribution to the Executive's 401(k) plan annuitized assuming the Executive would be paid for fifteen (15) years certain using a rate of return equal to the average one-year Federal funds rate for the twelve (12) months immediately preceding the Executive's retirement. It shall further be assumed that the Executive has contributed the maximum voluntary contribution to the 401(k) plan thereby being eligible for maximum Bank contribution and assume seven percent (7%) interest on Bank contribution. And, (iii) fifty percent (50%) of the Executive's age sixty-two (62) Social Security benefit. Beginning January 1st following the Executive's retirement date, the benefits shall be payable annually until the death of the Executive. If, however, the Executive retires on a date other than December 31st, then the payment made January 1st of the year following retirement shall be an amount that is prorated based on the date of retirement. For example, if the Executive retires on April 1, 2002, then the payment made on January 1, 2003 shall be based upon the full annual benefit amount the Executive would have received for a full twelve months prorated for the nine (9) months retired in the year 2002.

Provided that if less than one hundred and eighty (180) such monthly payments have been made prior to the death of the Executive, the Bank shall continue such monthly payments to whomever the Executive shall designate in writing and filed with the Bank, until the full number of one hundred and eighty (180) monthly payments have been made. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate.

VI. DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Executive should die while actively employed by the Bank at any time after the date of this Agreement but prior to his attaining the age of sixty-two (62) years (or such later date as may be agreed upon), the Executive shall become 100% vested in the value of his accrued liability account. The benefit shall be payable in either, at the discretion of the Bank, fifteen (15) annual payments using a rate of return equal to the average one year Federal funds rate for the twelve (12) months immediately preceding the Executive's date of death, or in a lump sum. Further, as set forth in this Agreement, the benefits shall be payable to such individual or individuals as the Executive may have designated in writing and filed with the Bank. The said monthly payments shall begin the first day of the month following the death of the Executive. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate. Provided, however, that anything hereinabove to the contrary notwithstanding, no death benefit shall be payable hereunder if it is determined that the Executive's death was caused by suicide on or before September 12, 2003.

VII. BENEFIT ACCOUNTING

The Bank shall account for this benefit using the regulatory accounting principles of the Bank's primary federal regulator. The Bank shall establish an accrued liability retirement account for the Executive into which appropriate reserves shall be accrued.

VIII. VESTING

The Executive shall be entitled to receive five percent (5%) times the number of full years the Executive has been employed by the Bank from the date of this Agreement.

IX. OTHER TERMINATION OF EMPLOYMENT AND DISABILITY

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, by the Executive's voluntary action, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account, at termination, multiplied by Executive's cumulative vested percentage as set forth in Paragraph VIII hereinabove. The payments are to begin thirty (30) days following the date of the Executive's termination of service. This severance compensation shall be paid in ten (10) equal annual installments without interest.

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, due to the Executive's discharge by the Bank, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account at termination. These payments shall begin thirty (30) days following the date of the termination of service. This severance compensation shall be paid in ten (10) equal annual installments with interest equal to the average Federal Funds rate for the twelve (12) months immediately preceding the termination of the Executive.

In the event the Executive's death should occur after such severance but prior to the completion of the monthly payments provided for in this Paragraph IX, the remaining installments shall be paid to such individual or individuals as the Executive may have designated in writing, and filed with the Bank. In the absence of any effective designation of beneficiary, any such amounts shall be payable to the duly qualified executor or administrator of his estate.

A.) Discharge for Cause:

Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement.

B.) Disability Provision:

In the event the Executive's employment should terminate due to a total disability, as determined by the Executive's individual disability insurance policy, one hundred percent (100%) of the balance in the Executive's accrued liability account (at the time of said disability) shall be paid to the Executive for ten (10) years using the average Federal funds rate for the twelve (12) months preceding the Executive's date of disability, or in lump sum at Bank's discretion. Said payment shall commence thirty (30) days following termination due to disability. It is further agreed that in conjunction with this benefit plan the Bank will apply for and pay for a disability income policy in an amount providing at least sixty percent (60%) of the Executive's annual total compensation and sixty percent (60%) of the Executive's insurable retirement benefit plan contributions. This Plan shall have an elimination period of one (1) year.

X. PARTICIPATION IN OTHER PLANS

The benefits provided hereunder shall be in addition to Executive's annual salary as determined by the Board of Directors, and shall not affect the right of Executive to participate in any current or future Bank Retirement Plan, group insurance, bonus, or in any supplemental compensation arrangement which constitutes a part of the Bank's regular compensation structure.

XI. NON-COMPETE

The payment of benefits under this Agreement shall be contingent upon the Executive's not engaging in any activity that directly or indirectly competes with the Banks interests, within 25 miles of any physical office of the Bank existing at the time of Executive's retirement or voluntary termination. This provision shall last for three (3) years from termination of employment. However, this provision shall not apply in the event of a Change of Control as described in Section XII below.

XII. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive shall be entitled to receive the benefits in Paragraph V. Said benefit shall be based on the Executive's salary bonus, and deferred compensation at the time of said termination, reduced by the factors set forth in said Paragraph V. Said benefit shall commence thirty (30) days following said termination of employment.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
   Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or
2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's

shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XIII. BANK CAPITAL

If after the retirement of Executive, the Tier 1 capital of the Bank should fall below the minimum required by the Bank's regulatory authority and/or the Bank fails to make a profit in any two (2) successive years, Executive may, at his option, demand that the Bank pay him the balance of the benefits due him in a lump sum. The balance due Executive shall be an amount of money equal to his accrued liability benefit account balance and shall be paid to him by the Bank within thirty (30) days of his demand.

XIV. ALIENABILITY

It is agreed that neither Executive, nor his/her spouse, nor any other assignee, shall have any right to commute, sell, assign, transfer or otherwise convey the right to receive any payments hereunder, which payments and the right thereto are expressly declared to be non-assignable and non-transferable; and, in the event of any attempted assignment or transfer, the Bank shall have no further liability hereunder.

XV. RESTRICTIONS ON FUNDING

The Bank shall have no obligation to set aside, earmark, or entrust any fund or money with which to pay its obligations under this Agreement. The Bank reserves the absolute right at its sole discretion to either fund the obligations undertaken by this Agreement or to refrain from funding the same and determine the extent, nature, and method of such funding.

XVI. GENERAL ASSETS OF THE BANK

The rights of the Executive under this Agreement and of any beneficiary of the Executive shall be solely those of an unsecured creditor of the Bank. If the Bank shall acquire an insurance policy or any other asset in connection with the liabilities assumed by it hereunder, it is expressly understood and agreed that neither Executive nor any beneficiary of Executive shall have any right with respect to, or claim against, such policy or other asset. Such policy or asset shall not be deemed to be held under any trust for the benefit of Executive or his beneficiary or to be held in any way as collateral security for the fulfilling of the obligations of the Bank under this Agreement. It shall be and remain a general, unpledged, unrestricted asset of the Bank and Executive or his beneficiary shall not have a greater claim to the insurance policy or other assets, or any interest in either of them, than any other general creditor of the Bank.

XVII. REORGANIZATION

The Bank agrees that if the Bank merges or consolidates with any other company or organization, or permits its business activities to be taken over by any other organization, or ceases its business activities or terminates its existence. The Executive will be considered to be vested in one hundred percent (100%) of the retirement benefit to be paid to the Executive pursuant to Paragraph V above.

XVIII. AMENDMENT

This Agreement may be amended in whole or in part from time to time by the mutual consent of both the Executive and the Bank.

XIX. NOT A CONTRACT OF EMPLOYMENT

This Agreement shall not be deemed to constitute a contract of employment between the parties hereto, nor shall any provision hereof restrict the right of the Bank to discharge the Executive, or restrict the right of the Executive to terminate his employment.

XX. HEADINGS

Headings and subheadings of this Agreement are inserted for reference and convenience only and shall not be deemed a part of this agreement.

XXI. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

XXII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XXIII. CLAIMS PROCEDURE

In the event that benefits under this Agreement are not paid to the Executive (or his beneficiary in the case of the Executive's death), and such person feels entitled to receive them, a claim shall be made in writing to the Plan Administrator within ninety (90) days from the date payments are not made. Such claim shall be reviewed by the Plan Administrator and the Bank. If the claim is denied, in full or in part, the Plan Administrator shall provide a written notice within ninety (90) days setting forth the specific reasons for denial, specific reference to the provisions of this Agreement upon which the denial is based, and any additional material or information necessary to perfect the claim, if any. Also, such written notice shall indicate the steps to be taken if a review of the denial is desired.

If a claim is denied and a review is desired, the Executive (or his beneficiary in the case of the Executive's death), shall notify the Plan Administrator in writing within ninety (90) days [and a claim shall be deemed denied if the Plan Administrator does not take any action within the aforesaid ninety (90) day period]. In requesting a review, the Executive or his beneficiary may review this Agreement or any documents relating to it and submit any written issues and comments he or she may feel appropriate. In its sole discretion the Plan Administrator shall then review the claim and provide a written decision within ninety (90) days. This decision likewise shall state the specific provisions of the Agreement on which the decision is based.

If claimants continue to dispute the benefit denial based upon completed performance of this Agreement or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to a Board of Arbitration for final arbitration. Said Board shall consist of one member selected by the claimant, one member selected by the Bank, and the third member selected by the first two members. The Board shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Board with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank's discharge of the Executive "for cause," such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

XXIV. NAMED FIDUCIARY AND PLAN ADMINISTRATOR

For purposes of implementing this claims procedure (but not for any other purpose), The Lyons National Bank, is hereby designated as the Named Fiduciary and Plan Administrator of Plan Agreement. As Named Fiduciary and Plan Administrator, The Lyons National Bank shall be responsible for the management, control, and administration of the agreement as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the Bank has caused this Agreement to be signed in its corporate name by its duly authorized officer, and attested by its Secretary, and Executive hereunto set his hand and seal, all on the day and year first above written.

THE LYONS NATIONAL BANK
Lyons, New York

Secretary

By ______________ President/CEO
Title

Witness

Clair J. Britt

EXHIBIT 6.2

(See Attached)

EXECUTIVE SALARY CONTINUATION AGREEMENT

THE AGREEMENT, made and entered into this 26th day of September, 2001 by and between The Lyons National Bank, a banking corporation organized and existing under the laws of the United States (hereinafter called "Bank"), and Robert A. Schick (hereinafter called the "Executive").

WITNESSETH:

WHEREAS, the Executive has been and continues to be a valued Executive of the Bank, and is now serving the Bank as its President and Chief Executive Officer; and,

WHEREAS, it is the consensus of the Board of Directors that the Executive's services to the Bank in the past have been of exceptional merit and have constituted an invaluable contribution to the general welfare of the Bank and in bringing it to its present status of operating efficiency, and its present position in its field of activity; and,

WHEREAS, the experience of the Executive, his knowledge of the affairs of the Bank, his reputation and contacts in the industry are so valuable that assurance of his continued services is essential for the future growth and profits of the Bank and it is in the best interests of the Bank to arrange terms of continued employment for the Executive so as to reasonably assure his remaining in the Bank's employment during his lifetime or until the age of retirement; and,

WHEREAS, it is the desire of the Bank that his services be retained as herein provided; and,

WHEREAS, the Executive is willing to continue in the employ of the Bank provided the Bank agrees to pay to him or his beneficiaries certain benefits in accordance with the terms and conditions hereinafter set forth:

ACCORDINGLY, it is the desire of the Bank and the Executive to enter into this agreement under which the Bank will agree to make certain payments to the Executive at retirement or his beneficiary in the event of his premature death while employed by the Bank; and,

FURTHERMORE, it is the intent of the parties hereto that this agreement be considered an unfunded arrangement maintained primarily to provide supplemental benefits for the Executive, as a member of a select group of management or highly compensated employees of the Bank for the purposes of the Employee Retirement Income Security Act of 1974, (E.R.I.S.A.):

NOW, THEREFORE, in consideration of services performed in the past and to be performed in the future as well as of the mutual promises and covenants herein contained it is agreed as follows:

I. EMPLOYMENT

The Bank agrees to employ the Executive in such capacity as the Bank may from time to time determine. The Executive will continue in the employ of the Bank in such capacity and with such duties and responsibilities as may be assigned to him, and with such compensation as may be determined from time to time by the Board of Directors of the Bank. Active employment shall include temporary disability not to exceed six (6) months (26 weeks) and other "leave of absences" specifically granted by the Board of Directors.

II. FRINGE BENEFITS

The salary continuation benefits provided by this agreement are granted by the Bank as a fringe benefit to the Executive and are not part of any salary reduction plan or an arrangement deferring a bonus or a salary increase. The Executive has no option to take any current payment or bonus in lieu of these salary continuation benefits except as set forth hereinafter.

III. RETIREMENT DATE

If Executive remains in the continuous employ of the Bank, he shall retire from active employment with the Bank thirty (30) days after attaining his sixty-second (62nd) birthday, unless by action of the Board of Directors his period of active employment shall be shortened or extended.

IV. EARLY RETIREMENT

The Executive may retire early provided the Executive has attained his sixtieth (60th) birthday. Upon said early retirement, the Executive shall receive the benefits set forth in Paragraph V subject to vesting schedule in Paragraph VIII, and based upon the Executive's compensation at said early retirement.

V. RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Subject to Subparagraph IX (A), upon said retirement the Bank, commencing each January 1st following said retirement, shall pay Executive an annual benefit equal to seventy-five percent (75%) of Executive's average of highest three (3) years (salary, bonus and deferred compensation) immediately prior to his retirement, said amount to be reduced by the following amounts the Executive would be entitled to at age sixty-two (62): (i) The amount available to the Executive from the Bank's pension plan assuming lifetime with fifteen (15) years certain; (ii) The

Bank's contribution to the Executive's 401(k) plan annuitized assuming the Executive would be paid for fifteen (15) years certain using a rate of return equal to the average one-year Federal funds rate for the twelve (12) months immediately preceding the Executive's retirement. It shall further be assumed that the Executive has contributed the maximum voluntary contribution to the 401(k) plan thereby being eligible for maximum Bank contribution and assume seven percent (7%) interest on Bank contribution. And, (iii) fifty percent (50%) of the Executive's age sixty-two (62) Social Security benefit. The benefit shall be payable beginning thirty (30) days following retirement in equal monthly installments (of 1/12 of the annual benefit) until the death of the Executive, provided that if less than one hundred and eighty (180) such monthly payments have been made prior to the death of the Executive, the Bank shall continue such monthly payments to whomever the Executive shall designate in writing and filed with the Bank, until the full number of one hundred and eighty (180) monthly payments have been made. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate.

VI. DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Executive should die while actively employed by the Bank at any time after the date of this Agreement but prior to his attaining the age of sixty-two (62) years (or such later date as may be agreed upon), the Executive shall become 100% vested in the value of his accrued liability account. The benefit shall be payable in either, at the discretion of the Bank, fifteen (15) annual payments using a rate of return equal to the average one year Federal funds rate for the twelve (12) months immediately preceding the Executive's date of death, or in a lump sum. Further, as set forth in this Agreement, the benefits shall be payable to such individual or individuals as the Executive may have designated in writing and filed with the Bank. The said monthly payments shall begin the first day of the month following the death of the Executive. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate. Provided, however, that anything hereinabove to the contrary notwithstanding, no death benefit shall be payable hereunder if it is determined that the Executive's death was caused by suicide on or before September 12, 2003.

VII. BENEFIT ACCOUNTING

The Bank shall account for this benefit using the regulatory accounting principles of the Bank's primary federal regulator. The Bank shall establish an accrued liability retirement account for the Executive into which appropriate reserves shall be accrued.

VIII. VESTING

The Executive shall be entitled to receive ten percent (10%) times the number of full years the Executive has been employed by the Bank from the date of this Agreement.

IX. OTHER TERMINATION OF EMPLOYMENT AND DISABILITY

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, by the Executive's voluntary action, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account, at termination, multiplied by Executive's cumulative vested percentage as set forth in Paragraph VIII hereinabove. The payments are to begin thirty (30) days following the Executive's Retirement Date (Paragraph III). This severance compensation shall be paid in ten (10) equal annual installments without interest.

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, due to the Executive's discharge by the Bank, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account at termination. These payments shall begin thirty (30) days following the date of the termination of service. This severance compensation shall be paid in ten (10) equal annual installments with interest equal to the average of Federal funds rate for the twelve (12) months immediately preceding the termination of the Executive.

In the event the Executive's death should occur after such severance but prior to the completion of the monthly payments provided for in this Paragraph IX, the remaining installments shall be paid to such individual or individuals as the Executive may have designated in writing, and filed with the Bank. In the absence of any effective designation of beneficiary, any such amounts shall be payable to the duly qualified executor or administrator of his estate.

A.) <u>Discharge for Cause</u>:

Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement.

B.) Disability Provision:

In the event the Executive's employment should terminate due to a total disability, as determined by the Executive's individual disability insurance policy, one hundred percent (100%) of the balance in the Executive's accrued liability account (at the time of said disability) shall be paid to the Executive for ten (10) years using the average Federal funds rate for the twelve (12) months preceding the Executive's date of disability, or in lump sum at Bank's discretion. Said payment shall commence thirty (30) days following termination due to disability. It is further agreed that in conjunction with this benefit plan the Bank will apply for and pay for a disability income policy in an amount providing at least sixty percent (60%) of the Executive's annual total compensation and sixty percent (60%) of the Executive's insurable retirement benefit plan contributions. This Plan shall have an elimination period of one (1) year.

X. PARTICIPATION IN OTHER PLANS

The benefits provided hereunder shall be in addition to Executive's annual salary as determined by the Board of Directors, and shall not affect the right of Executive to participate in any current or future Bank Retirement Plan, group insurance, bonus, or in any supplemental compensation arrangement which constitutes a part of the Bank's regular compensation structure.

XI. NON-COMPETE

The payment of benefits under this Agreement shall be contingent upon the Executive's not engaging in any activity that directly or indirectly competes with the Banks interests, within 25 miles of any physical office of the Bank existing at the time of Executive's retirement or voluntary termination. This provision shall last for three (3) years from termination of employment. However, this provision shall not apply in the event of a Change of Control as described in Section XII below.

XII. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive shall be entitled to receive the benefits in Paragraph V. Said benefit shall be based on the Executive's salary bonus, and deferred compensation at the time of said termination, reduced by the factors set forth in said Paragraph

V. Said benefit shall commence thirty (30) days following said termination of employment.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other

actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote

generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XIII. BANK CAPITAL

If after the retirement of Executive, the capital of the Bank should fall below the minimum required by the Bank's regulatory authority and/or the Bank fails to make a profit in any two (2) successive years, Executive may, at his option, demand that the Bank pay him the balance of the benefits due him in a lump sum. The balance due Executive shall be an amount of money equal to his accrued liability benefit account balance and shall be paid to him by the Bank within thirty (30) days of his demand.

XIV. ALIENABILITY

It is agreed that neither Executive, nor his/her spouse, nor any other assignee, shall have any right to commute, sell, assign, transfer or otherwise convey the right to receive any payments hereunder, which payments and the right thereto are expressly declared to be non-assignable and non-transferable; and, in the event of any attempted assignment or transfer, the Bank shall have no further liability hereunder.

XV. RESTRICTIONS ON FUNDING

The Bank shall have no obligation to set aside, earmark, or entrust any fund or money with which to pay its obligations under this Agreement. The Bank reserves the absolute right at its sole discretion to either fund the obligations undertaken by this Agreement or to refrain from funding the same and determine the extent, nature, and method of such funding.

XVI. GENERAL ASSETS OF THE BANK

The rights of the Executive under this Agreement and of any beneficiary of the Executive shall be solely those of an unsecured creditor of the Bank. If the Bank shall acquire an insurance policy or any other asset in connection with the liabilities assumed by it hereunder, it is expressly understood and agreed that neither Executive nor any beneficiary of Executive shall have any right with respect to, or claim against, such policy or other asset. Such policy or asset shall not be deemed to be held under any trust for the benefit of Executive or his beneficiary or to be held in any way as collateral security for the fulfilling of the obligations of the Bank under this Agreement. It shall be and remain a general, unpledged, unrestricted asset of the Bank and Executive or his beneficiary shall not have a greater claim to the insurance policy or other assets, or any interest in either of them, than any other general creditor of the Bank.

XVII. REORGANIZATION

The Bank agrees that if the Bank merges or consolidates with any other company or organization, or permits its business activities to be taken over by any other organization, or ceases its business activities or terminates its existence. The Executive will be considered to be vested in one hundred percent (100%) of the retirement benefit to be paid to the Executive pursuant to Paragraphs IV, V, VI, IX, and XI.

XVIII. AMENDMENT

This Agreement may be amended in whole or in part from time to time mutual consent of the Executive and the Bank.

XIX. NOT A CONTRACT OF EMPLOYMENT

This Agreement shall not be deemed to constitute a contract of employment between the parties hereto, nor shall any provision hereof restrict the right of the Bank to discharge the Executive, or restrict the right of the Executive to terminate his employment.

XX. HEADINGS

Headings and subheadings of this Agreement are inserted for reference and convenience only and shall not be deemed a part of this agreement.

XXI. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

XXII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XXIII. CLAIMS PROCEDURE

In the event that benefits under this Agreement are not paid to the Executive (or his beneficiary in the case of the Executive's death), and such person feels entitled to receive them, a claim shall be made in writing to the Plan Administrator within ninety (90) days from the date payments are not made. Such claim shall be reviewed by the Plan Administrator and the Bank. If the claim is denied, in full or in part, the Plan Administrator shall provide a written notice within ninety (90) days setting forth the specific reasons for denial, specific reference to the provisions of this Agreement upon which the denial is based, and any additional material or information necessary to perfect the claim, if any. Also, such written notice shall indicate the steps to be taken if a review of the denial is desired.

If a claim is denied and a review is desired, the Executive (or his beneficiary in the case of the Executive's death), shall notify the Plan Administrator in writing within ninety (90) days of receiving notice of said denial [and a claim shall be deemed denied if the Plan Administrator does not take any action within the aforesaid ninety (90) day period]. In requesting a review, the Executive or his beneficiary may review this Agreement or any documents relating to it and submit any written issues and comments he or she may feel appropriate. In its sole discretion the Plan Administrator shall then review the claim and provide a written decision within ninety (90) days. This decision likewise shall state the specific provisions of the Agreement on which the decision is based.

If claimants continue to dispute the benefit denial based upon completed performance of this Agreement or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to a Board of Arbitration for final arbitration. Said Board shall consist of one member selected by the claimant, one member selected by the Bank, and the third member selected by the first two members. The Board shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Board with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank's discharge of the Executive "for cause", such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

XXIV. NAMED FIDUCIARY AND PLAN ADMINISTRATOR

For purposes of implementing this claims procedure (but not for any other purpose), The Lyons National Bank, is hereby designated as the Named Fiduciary and Plan Administrator of Plan Agreement. As Named Fiduciary and Plan Administrator, The Lyons National Bank shall be responsible for the management, control, and administration of the agreement as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the Bank has caused this Agreement to be signed in its corporate name by its duly authorized officer, and attested by its Secretary, and Executive hereunto set his hand and seal, all on the day and year first above written.

THE LYONS NATIONAL BANK
Lyons, New York

By: ______________________ President
Title

____
Secretary

____
Witness

____
Robert A. Schick

EXHIBIT 6.3

(See Attached)

LIFE INSURANCE

ENDORSEMENT METHOD SPLIT DOLLAR PLAN

AGREEMENT

Insurer:	Union Central Life Insurance Company
Policy Number:	U200001372
Bank:	The Lyons National Bank
Insured:	Robert A. Schick, President
Relationship of Insured to Bank:	Executive
Trust:	Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and The Endorsement Method Split Dollar Plan Agreement

The respective rights and duties of the Bank and the Insured in the above-referenced policy shall be pursuant to the terms set forth below:

I. DEFINITIONS

Refer to the policy contract for the definition of any terms in this Agreement that are not defined herein. If a definition of a term in the policy is inconsistent with the definition of a term in this Agreement, then the definition of the term as set forth in this Agreement shall supersede and replace the definition of the terms as set forth in the policy.

II. POLICY TITLE AND OWNERSHIP

Title and ownership shall reside in the Trustee for the Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and the Endorsement Method Split Dollar Plan Agreement for its use and for the use of the Insured all in accordance with this Agreement. The Trustee at the direction of the Bank may, to the extent of its interest, exercise the right to borrow or withdraw on the policy cash values. Where the Trustee at the direction of the

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Bank and the Insured (or assignee, with the consent of the Insured) mutually agree to exercise the right to increase the coverage under the subject Split Dollar policy, then, in such event, the rights, duties and benefits of the parties to such increased coverage shall continue to be subject to the terms of this Agreement.

III. BENEFICIARY DESIGNATION RIGHTS

The Insured (or assignee) shall have the right and power to designate a beneficiary or beneficiaries to receive the Insured's share of the proceeds payable upon the death of the Insured, and to elect and change a payment option for such beneficiary, subject to any right or interest the Trustee at the direction of the Bank or the Trust may have in such proceeds, as provided in this Agreement.

IV. PREMIUM PAYMENT METHOD

The Bank or the Trustee at the direction of the Bank shall pay an amount equal to the planned premiums and any other premium payments that might become necessary to keep the policy in force.

V. TAXABLE BENEFIT

Annually the Insured will receive a taxable benefit equal to the assumed cost of insurance as required by the Internal Revenue Service. The Bank or the Trustee at the direction of the Bank will report to the Insured the amount of imputed income each year on Form W-2 or its equivalent.

VI. DIVISION OF DEATH PROCEEDS

Subject to Paragraphs VII and IX herein, the division of the death proceeds of the policy is as follows:

A. Should the Insured be employed by the Bank at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary, bonus and deferred compensation) at the time of death, or Seven Hundred and Fifty Thousand Dollars ($750,000), whichever is greater.

B. Should the Insured be retired from the Bank, involuntarily terminated (without cause) from the Bank, or terminated from the Bank due to disability, at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary, bonus and deferred compensation) at the time of said termination, or Seven Hundred and Fifty Thousand Dollars ($750,000), whichever is greater.

C. Should the Insured not be employed by the Bank for reasons other than retirement, involuntary termination, or disability, at the time of his or her death, no death benefits are payable.

D. The Bank shall be entitled to the remainder of such proceeds.

E. The Bank and the Insured (or assignees) shall share in any interest due on the death proceeds on a pro rata basis as the proceeds due each respectively bears to the total proceeds, excluding any such interest.

VII. DIVISION OF THE CASH SURRENDER VALUE OF THE POLICY

The Bank or the Trust shall at all times be entitled to an amount equal to the policy's cash value, as that term is defined in the policy contract, less any policy loans and unpaid interest or cash withdrawals previously incurred by the Bank or the Trustee at the direction of the Bank and any applicable surrender charges. Such cash value shall be determined as of the date of surrender or death as the case may be.

VIII. RIGHTS OF PARTIES WHERE POLICY ENDOWMENT OR ANNUITY ELECTION EXISTS

In the event the policy involves an endowment or annuity element, the Bank's or the Trust' right and interest in any endowment proceeds or annuity benefits, on expiration of the deferment period, shall be determined under the provisions of this Agreement by regarding such endowment proceeds or the commuted value of such annuity benefits as the policy's cash value. Such endowment proceeds or annuity benefits shall be considered to be like death proceeds for the purposes of division under this Agreement.

IX. TERMINATION OF AGREEMENT

This Agreement shall terminate upon the occurrence of any one of the following:

A. Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement; or

B. Voluntary termination of employment by the Executive.

Upon such termination, the Insured (or assignee) shall have a fifteen (15) day option to receive from the Bank or the Trustee at the direction of the Bank an absolute assignment of the policy in consideration of a cash payment to the Bank or the Trustee at the direction of the Bank, whereupon this Agreement shall terminate. Such cash payment referred to hereinabove shall be the greater of:

A. The Bank's or the Trust' share of the cash value of the policy on the date of such assignment, as defined in this Agreement; or

B. The amount of the premiums, which have been paid by the Bank or the Trustee at the direction of the Bank prior to the date of such assignment.

If, within said fifteen (15) day period, the Insured fails to exercise said option, fails to procure the entire aforestated cash payment, or dies, then the option shall terminate and the Insured (or assignee) agrees that all of the Insured's rights, interest and claims in the policy shall terminate as of the date of the termination of this Agreement.

The Insured expressly agrees that this Agreement shall constitute sufficient written notice to the Insured of the Insured's option to receive an absolute assignment of the policy as set forth herein.

Except as provided above, this Agreement shall terminate upon distribution of the death benefit proceeds in accordance with Paragraph VI above.

X. INSURED'S OR ASSIGNEE'S ASSIGNMENT RIGHTS

The Insured may not, without the written consent of the Bank, assign to any individual, trust or other organization, any right, title or interest in the subject policy nor any rights, options, privileges or duties created under this Agreement.

XI. AGREEMENT BINDING UPON THE PARTIES

This Agreement shall bind the Insured and the Bank or the Trustee at the direction of the Bank, their heirs, successors, personal representatives and assigns.

XII. ERISA PROVISIONS

The following provisions are part of this Agreement and are intended to meet the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"):

A. Named Fiduciary and Plan Administrator.

The "Named Fiduciary and Plan Administrator" of this Endorsement Method Split Dollar Agreement shall be The Lyons National Bank until its resignation or removal by the Board of Directors. As Named Fiduciary and Plan Administrator, the Bank or the Trustee at the direction of the Bank shall be responsible for the management, control, and administration of this Split Dollar Plan as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan, including the employment of advisors and the delegation of any ministerial duties to qualified individuals.

B. Funding Policy.

The funding policy for this Split Dollar Plan shall be to maintain the subject policy in force by paying, when due, all premiums required.

C. Basis of Payment of Benefits.

Direct payment by the Insurer is the basis of payment of benefits under this Agreement, with those benefits in turn being based on the payment of premiums as provided in this Agreement.

D. Claim Procedures.

Claim forms or claim information as to the subject policy can be obtained by contacting Benmark, Inc. (800-544-6079). When the Named Fiduciary has a claim which may be covered under the provisions described in the insurance policy, they should contact the office named above, and they will either complete a claim form and forward it to an authorized representative of the Insurer or advise the named Fiduciary what further requirements are necessary. The Insurer will evaluate and make a decision as to payment. If the claim is payable, a benefit check will be issued in accordance with the terms of this Agreement.

In the event that a claim is not eligible under the policy, the Insurer will notify the Named Fiduciary of the denial pursuant to the requirements under the terms of the policy. If the Named Fiduciary is dissatisfied with the denial of the claim and wishes to contest such claim denial, they should contact the office named above and they will assist in making an inquiry to the Insurer. All objections to the Insurer's actions should be in writing and submitted to the office named above for transmittal to the Insurer.

XIII. GENDER

Whenever in this Agreement words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

XIV. INSURANCE COMPANY NOT A PARTY TO THIS AGREEMENT

The Insurer shall not be deemed a party to this Agreement, but will respect the rights of the parties as herein developed upon receiving an executed copy of this Agreement. Payment or other performance in accordance with the policy provisions shall fully discharge the Insurer from any and all liability.

XV. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive's beneficiary(ies) shall be entitled to receive the benefits in Paragraph VI (A) as if the Executive had been employed by the Bank at the time of death.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has

been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be)

beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50%

of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XVI. AMENDMENT OR REVOCATION

It is agreed by and between the parties hereto that, during the lifetime of the Insured, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Insured and the Bank.

XVII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XVIII. SEVERABILITY AND INTERPRETATION

If a provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall nonetheless be enforceable according to their terms. Further, in the event that any provision is held to be over broad as written, such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable according to law and enforced as amended.

XIX. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

Executed at Lyons, New York this 26th day of September, 2001.

THE LYONS NATIONAL BANK
Lyons, New York

By: ______________________
Title

____
Witness

____
Witness

____
Robert A. Schick

10

SCHEDULE TO EXHIBIT 6.3 FORM OF SEPTEMBER 26, 2001 LIFE INSURANCE ENDORSEMENT METHOD SPLIT DOLLAR PLAN AGREEMENT BY AND AMONG THE LYONS NATIONAL BANK AND CERTAIN EXECUTIVES

The Life Insurance Endorsement Method Split Dollar Plan Agreement attached as Exhibit 6.3 is substantially identical in all material respects to the Life Insurance Endorsement Method Split Dollar Plan Agreement entered into by the Lyons National Bank and the following additional executive officer effective as of September 26, 2001, except as follows:

Name and Title	Policy Numbers	Division of Death Benefit
Clair J. Britt, Jr. Executive Vice President	0660014919 V200001297	Minimum of $500,000

{1477830: }

EXHIBIT 6.4

(See Attached)

DIRECTOR FEE CONTINUATION AGREEMENT

THIS AGREEMENT, made and entered into this 26th day of September, 2001 by and between The Lyons National Bank, a Bank organized and existing under the laws of the United States, (hereinafter referred to as the, "Bank"), and David J. Breen, Jr., a member of the Board of Directors of the Bank (hereinafter referred to as the "Director").

WITNESSETH:

WHEREAS, it is the consensus of the Board of Directors (hereinafter referred to as the, "Board") that the Director's services to the Bank in the past have been of exceptional merit and have constituted an invaluable contribution to the general welfare of the Bank and in bringing it to its present status of operating efficiency, and its present position in its field of activity;

WHEREAS, the Director's experience, knowledge of the affairs of the Bank, reputation, and contacts in the industry are so valuable that assurance of the Director's continued services is essential for the future growth and profits of the Bank and it is in the best interests of the Bank to arrange terms of continued employment for the Director so as to reasonably assure the Director's remaining in the Bank's employment during the Director's lifetime or until the age of retirement;

WHEREAS, it is the desire of the Bank that the Director's services be retained as herein provided;

WHEREAS, the Director is willing to continue in the service of the Bank provided the Bank agrees to pay the Director's or the Director's beneficiary(ies) certain benefits in accordance with the terms and conditions hereinafter set forth;

ACCORDINGLY, it is the desire of the Bank and the Director to enter into this agreement under which the Bank will agree to make certain payments to the Director at retirement or the Director's beneficiary(ies) in the event of the Director's death pursuant to this Agreement;

FURTHERMORE, it is the intent of the parties hereto that this Director Plan be considered an unfunded arrangement maintained primarily to provide supplemental retirement benefits for the Director, and to be considered a non-qualified benefit plan for purposes of the Employee Retirement Security Act of 1974, as amended ("ERISA"). The Director is fully advised of the Bank's financial status and has had substantial input in the design and operation of this benefit plan; and

NOW, THEREFORE, in consideration of services performed in the past and to be performed in the future as well as of the mutual promises and covenants herein contained it is agreed as follows:

I. SERVICE

The Director will continue to serve the Bank in such capacity and with such duties and responsibilities as may be assigned, and with such compensation as may be determined from time to time by the Board of Directors of the Bank.

II. FRINGE BENEFITS

The fee continuation benefits provided by this Agreement are granted by the Bank as a fringe benefit to the Director and are not part of any fee reduction plan or an arrangement deferring a bonus or a fee increase. The Director has no option to take any current payment or bonus in lieu of these fee continuation benefits except as set forth hereinafter.

III. ELIGIBILITY

Director must be elected to Board. Upon the election to the Board of Directors, the Director begins eligible service.

IV. RETIREMENT DATE, NORMAL RETIREMENT AGE, AND EARLY RETIREMENT

A. Retirement Date:

If the Director continuously serves the Bank, the Director shall retire from active service with the Bank on the December 31st nearest the Director's seventieth (70th) birthday, unless by action of the Board of Directors this period of active service shall be shortened or extended.

B. Normal Retirement Age:

Normal Retirement Age shall mean the date on which the Director attains age seventy (70).

C. Early Retirement:

The Director may retire early provided the Director has attained age sixty (60), has completed ten (10) full years of service on the Board of the Bank from the date of first service, and has completed five (5) full years of service on the Board of the Bank from the Effective Date of this Agreement unless waived by the Board of the Bank. Upon early retirement, the Director shall receive the benefits set forth in Paragraph V commencing as set forth in Paragraph V, and, if the Director chooses Option A in Paragraph V, the benefit shall be based upon the Director's average final three (3) years fees at the early retirement and the vesting schedule set forth in Paragraph VIII.

V. RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Upon eligibility to participate in the Plan, the Director will choose either option A or B.

A. Upon said retirement, the Bank, commencing with the first day of the month following the date of such retirement, shall pay the Director an annual benefit equal to seventy-five percent (75%) of average final three (3) years fees. Said amount shall be paid for a period of five (5) years, provided that if less than five (5) such annual payments have been made prior to the death of the Director, the Bank shall either, at the discretion of the Bank, continue such annual payments to the individual or individuals the Director may have designated in writing and filed with the Bank until the full number of five (5) payments have been made, or make the total amount of said payments due in a lump sum reduced to present value as set forth in Subparagraph XIII (K) to said beneficiary(ies). In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Director shall be payable to the duly qualified executor or administrator of the Director's estate. Said payments due hereunder shall begin the first day of the second month following the decease of the Director. Provided, however, in the event of suicide, no death benefit shall be payable hereunder if the Director dies on or before the 12th day of September, 2003.

OR

B. May choose to take if insurable a Nursing Home and Professional Home Care policy providing $200 per day, five percent (5%) inflation rider, six (6) year benefit and 90 day elimination period (or similar policy of this type).

VI. DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Director should die while actively serving the Bank at any time after the date of this Agreement but prior to the Director attaining the age of seventy (70) years and the Director chooses option A above, the Bank will pay an annual benefit equal to seventy-five percent (75%) of average final three (3) years' fees for a period of five (5) years to said beneficiary(ies). If the Director chooses option B under Paragraph V hereinabove the nursing home and professional home care policy shall cease. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Director shall be payable to the duly qualified executor or administrator of the Director's estate. Said payments due hereunder shall begin the first day of the second month following the decease of the Director. Provided, however, in the event of suicide, no death benefit shall be payable hereunder if the Director dies on or before the 12th day of September, 2003.

VII. BENEFIT ACCOUNTING

The Bank shall account for this benefit using the regulatory accounting principles of the Bank's primary federal regulator. The Bank shall establish an accrued liability retirement account for the Director into which appropriate reserves shall be accrued.

VIII. VESTING

The Director shall be vested in the benefits provided in this Agreement as follows that corresponds to the number of full years the Director has served the Bank from the date of first service on the Board of the Bank.

Years of Service	Vesting (to a maximum of 100%
0 – 9	0%
10 or more	100%

IX. OTHER TERMINATION OF SERVICE

Subject to Subparagraph IX (i) herein, in the event that the service of the Director shall terminate prior to retirement from active service, as provided in Paragraph IV, by the Director's voluntary or involuntary action (other than "for cause"), then this Agreement shall terminate upon the date of such termination of service and the Bank shall pay to the Director, if Option A were selected in Paragraph V, an amount of money equal to the accrued balance of Director's liability reserve account multiplied by Director's cumulative vested percentage as set forth in Paragraph VIII hereinabove, said payments to begin, at the sole discretion of the Bank, thirty (30) days following the date of the termination of service, or at the Director's Retirement Date (Paragraph IV). This severance compensation shall be paid in ten (10) equal annual installments with interest equal to the average Federal Funds rate for the prior twelve (12) months as reported in the Federal Reserve Bulletin #H-25, or such replacement document, as of the date of termination. If, however, the Director chooses Option B in Paragraph V, then the nursing home and professional home care policy shall continue to exist only if the director has served ten (10) or more full years on the Board of Directors from the date of first service. Otherwise, said nursing home and professional home care policy premiums shall no longer be the responsibility of the Bank.

Subject to Subparagraph IX (i) herein, in the event that the service of the Director shall terminate prior to retirement from active employment, as provided in Paragraph III, by the Director's discharge "for cause", then this Agreement shall terminate upon the date of such termination of service and all benefits shall be forfeited.

(i) Discharge for Cause: Should the Director be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement.

In the event the Director's death should occur after such termination but prior to the Director receiving the amounts due hereunder, the Bank shall either, at the discretion of the Bank, continue such annual payments to the individual or individuals the Director may have designated in writing and filed with the Bank until the full number of ten (10) payments have been made, or make the total amount of said payments due in a lump sum reduced to present value as set forth in Subparagraph XIII (K) to said beneficiary(ies). In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Director shall be payable to the duly qualified executor or administrator of the Director's estate. Said payments due hereunder shall begin the first day of the second month following the decease of the Director. Provided, however, in the event of suicide, no death benefit shall be payable hereunder if the Director dies on or before the 12th day of September, 2003.

X. DEFERRAL BENEFITS

A. Deferral Election:

Any Director wishing to defer any portion or all of the Director's fees may elect to defer up to one hundred percent (100%) of said fees. The Director will make the election to defer by filing with the Bank a written statement setting forth the amount of the deferrals. This statement must be filed prior to having earned the deferred income.

B. Deferred Compensation Account:

The Bank shall establish a Deferred Compensation Account in the name of the Director and credit that account with the deferrals. The Bank shall also credit interest to the Deferred Compensation Account balance on December 31st of each year. The interest rate credited shall be the Bank's highest certificate of deposit rate for each Plan Year [Subparagraph XIII (M)].

C. Retirement, Termination of Service or Death:

Upon the Director's Retirement Date or Termination of Service from the Board, the balance of the Director's Deferred Compensation Account shall be payable in five (5) annual installments, payable to the Director beginning January 1st of the year after termination. Should the Director die while there is a balance in the Director's Deferred Compensation Account, such balance shall be paid in a lump sum to such individual or individuals as the Director may have designated in writing and filed with the Bank. In the absence of any effective designation of beneficiary, any such amounts shall be payable to the duly qualified executor or administrator of the Director's estate. Said payment due hereunder shall be on the first day of the second month following the decease of the Director.

XI. CHANGE OF CONTROL

In the event there is change in control as described in Subparagraph XI (A) herein below, and if the Director's service shall terminate, or the Director's fee or position shall decrease, subsequent to said conversion and change of control then the Director shall immediately receive the value of the Director's accrued liability account. The Director shall be one hundred percent (100%) vested in said benefits, and said benefits shall begin without regard to the Director's Retirement Date (Paragraph IV).

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").

   Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the

corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding

Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XII. RESTRICTIONS ON FUNDING

The Bank shall have no obligation to set aside, earmark or entrust any fund or money with which to pay its obligations under this Director Plan. The Directors, their beneficiary(ies), or any successor in interest shall be and remain simply a general creditor of the Bank in the same manner as any other creditor having a general claim for matured and unpaid compensation.

The Bank reserves the absolute right, at its sole discretion, to either fund the obligations undertaken by this Director Plan or to refrain from funding the same and to determine the extent, nature and method of such funding. Should the Bank elect to fund this Director Plan, in whole or in part, through the purchase of life insurance, mutual funds, disability policies or annuities, the Bank reserves the absolute right, in its sole discretion, to terminate such funding at any time, in whole or in part. At no time shall any Director be deemed to have any lien nor right, title or interest in or to any specific funding investment or to any assets of the Bank.

If the Bank elects to invest in a life insurance, disability or annuity policy upon the life of the Director, then the Director shall assist the Bank by freely submitting to a physical exam and supplying such additional information necessary to obtain such insurance or annuities.

XIII. MISCELLANEOUS

A. Alienability and Assignment Prohibition:

Neither the Director, nor the Director's surviving spouse, nor any other beneficiary(ies) under this Director Plan shall have any power or right to transfer, assign, anticipate, hypothecate, mortgage, commute, modify or otherwise encumber in advance any of the benefits payable hereunder nor shall any of said benefits be subject to seizure for the payment of any debts, judgments, alimony or separate maintenance owed by the Director or the Director's beneficiary(ies), nor be transferable by operation of law in the event of bankruptcy, insolvency or otherwise. In the event the Director or any beneficiary attempts assignment, commutation, hypothecation, transfer or disposal of the benefits hereunder, the Bank's liabilities shall forthwith cease and terminate.

B. Binding Obligation of the Bank and any Successor in Interest:

The Bank shall not merge or consolidate into or with another bank or sell substantially all of its assets to another bank, firm or person until such bank, firm or person expressly agrees, in writing, to assume and discharge the duties and obligations of the Bank under this Director Plan. This Director Plan shall be binding upon the parties hereto, their successors, beneficiaries, heirs and personal representatives.

C. Amendment or Revocation:

It is agreed by and between the parties hereto that, during the lifetime of the Director, this Director Plan may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Director and the Bank.

D. Gender:

Whenever in this Director Plan words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

E. Effect on Other Bank Benefit Plans:

Nothing contained in this Director Plan shall affect the right of the Director to participate in or be covered by any qualified or non-qualified pension, profit-sharing, group, bonus or other supplemental compensation or fringe benefit plan constituting a part of the Bank's existing or future compensation structure.

F. Headings:

Headings and subheadings in this Director Plan are inserted for reference and convenience only and shall not be deemed a part of this Director Plan.

G. Applicable Law:

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

H. 12 U.S.C. § 1828(k):

Any payments made to the Director pursuant to this Director Plan, or otherwise, are subject to and conditioned upon their compliance with 12 U.S.C. § 1828(k) or any regulations promulgated thereunder.

I. Partial Invalidity:

If any term, provision, covenant, or condition of this Director Plan is determined by an arbitrator or a court, as the case may be, to be invalid, void, or unenforceable, such determination shall not render any other term, provision, covenant, or condition invalid, void, or unenforceable, and the Director Plan shall remain in full force and effect notwithstanding such partial invalidity.

J. Continuation as Director:

Neither this Agreement nor the payments of any benefits thereunder shall be construed as giving to the Director any right to be retained as a member of the Board of Directors of the Bank.

K. Present Value:

All present value calculations under this Agreement shall be based on the following discount rate:

Discount Rate: The discount rate as used in the calculations for the Director plan.

L. Effective Date:

The Effective Date of the Plan shall be September 12, 2001.

M. Plan Year:

Any reference to the "Plan Year" shall mean a calendar year from January 1st to December 31st. In the year of implementation, the term the "Plan Year" shall mean the period from the Effective Date to December 31st of the year of the Effective Date.

XIV. ERISA PROVISION

A. Named Fiduciary and Plan Administrator:

The "Named Fiduciary and Plan Administrator" of this Director Plan shall be The Lyons National Bank until its resignation or removal by the Board. As Named Fiduciary and Plan Administrator, the Bank shall be responsible for the management, control and administration of the Director Plan. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Director Plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

B. Claims Procedure and Arbitration:

In the event a dispute arises over benefits under this Director Plan and benefits are not paid to the Director (or to the Director's beneficiary(ies) in the case of the Director's death) and such claimants feel they are entitled to receive such benefits, then a written claim must be made to the Named Fiduciary and Plan Administrator named above within sixty (60) days from the date payments are refused. The Named Fiduciary and Plan Administrator shall review the written claim and if the claim is denied, in whole or in part, they shall provide in writing within sixty (60) days of receipt of such claim its specific reasons for such denial, reference to the provisions of this Director Plan upon which the denial is based and any additional material or information necessary to perfect the claim. Such written notice shall further indicate the additional steps to be taken by claimants if a further review of the claim denial is desired. A claim shall be deemed denied if the Named Fiduciary and Plan Administrator fail to take any action within the aforesaid sixty-day period.

If claimants desire a second review they shall notify the Named Fiduciary and Plan Administrator in writing within sixty (60) days of the first claim denial. Claimants may review this Director Plan or any documents relating thereto and submit any written issues and comments it may feel appropriate. In their sole discretion, the Named Fiduciary and Plan Administrator shall then review the second claim and provide a written decision within sixty (60) days of receipt of such claim. This decision shall likewise state the specific reasons for the decision and shall include reference to specific provisions of the Plan Agreement upon which the decision is based.

If claimants continue to dispute the benefit denial based upon completed performance of this Director Plan or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to an Arbitrator for final arbitration. The Arbitrator shall be selected by mutual agreement of the Bank and the claimants. The Arbitrator shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Arbitrator with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank's discharge of the Director for "cause", such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

XV. TERMINATION OR MODIFICATION OF AGREEMENT BY REASON OF CHANGES IN THE LAW, RULES OR REGULATIONS

The Bank is entering into this Agreement upon the assumption that certain existing tax laws, rules and regulations will continue in effect in their current form. If any said assumptions should change and said change has a detrimental effect on this Director Plan, then the Bank reserves the right to terminate or modify this Agreement accordingly. Upon a Change of Control (Paragraph XI), this paragraph shall become null and void effective immediately upon said Change of Control.

IN WITNESS WHEREOF, the parties hereto acknowledge that each has carefully read this Agreement and executed the original thereof on the first day set forth herein above and that, upon execution, each has received a conforming copy.

THE LYONS NATIONAL BANK
Lyons, New York

[signature] Witness

By [signature] [signature] Title

[signature] Witness

[signature] David J. Breen, Jr.

SCHEDULE TO EXHIBIT 6.4 FORM OF SEPTEMBER 26, 2001 DIRECTOR FEE CONTINUATION AGREEMENTS BY AND AMONG THE LYONS NATIONAL BANK AND THE NON-EMPLOYEE DIRECTORS

The Director Fee Continuation Agreement filed as Exhibit 6.4 is substantially identical in all material respects to the Director Fee Continuation Agreements entered into by the Lyons National Bank and the following additional non-employee directors effective as of September 26, 2001:

James A. Homburger
Theodore J.Marshall
James E. Santelli
John J. Werner, Jr.

{1475350: }

EXHIBIT 6.5

(See Attached)

409A Amendment
to
The Lyons National Bank
Director Fee Continuation Agreement for
David J. Breen, Jr.

The Lyons National Bank ("Bank") and David J. Breen, Jr. ("Director") originally entered into The Lyons National Bank Director Fee Continuation Agreement ("Agreement") on September 26, 2001. Pursuant to Subparagraph XIII (C) of the Agreement, the Bank and the Director hereby adopt this 409A Amendment, effective January 1, 2005.

RECITALS

This Amendment is intended to bring the Agreement into compliance with the requirements of Internal Revenue Code Section 409A. Accordingly, the intent of the parties hereto is that the Agreement shall be operated and interpreted consistent with the requirements of Section 409A. Therefore, the following changes shall be made:

1. Subparagraph IV (A), "Retirement Date", shall be deleted in its entirety and replaced with the following Subparagraph IV (A):

   Retirement Date:

   If the Director continuously serves the Bank, the Director shall retire from active service with the Bank on the later of the December 31st nearest the Director's seventieth (70th) birthday or such other date as the Director may actually retire.

2. Subparagraph IV (C), "Early Retirement", shall be amended to delete the words "unless waived by the Board of the Bank" from the first sentence; and to delete the second sentence in its entirety and to replace it with the following sentence:

   Upon early retirement, the Director shall receive the benefits set forth in Section V in the same form and with the same timing, commencing thirty (30) days following said early retirement and, if the Director chooses Option A in Section V, the benefit shall be based upon the Director's average final three (3) years fees at the early retirement and the vesting schedule set forth in Section VIII.

3. The following provision regarding "Separation from Service" distributions shall be added as a new subparagraph (D) under Section IV, as follows:

   Separation from Service:

   Notwithstanding anything to the contrary in this Agreement, to the extent that any benefit under this Agreement is payable upon a "Termination of Employment," "Termination of Service," or other event involving the Director's cessation of services, such payment(s) shall not be made unless such event constitutes a "Separation from Service" as defined in Treasury Regulations Section 1.409A-1(h).

4. Section V, "Retirement Benefit and Post-Retirement Death Benefit", shall be amended to delete the words "either, at the discretion of the Bank" and "or make the total amount of said payments due in a lump sum reduced to present value as set forth in Subparagraph XIII (K) to said beneficiary(ies)" from the second sentence of Subparagraph (A).

5. Section IX, "Other Termination of Employment", shall be amended to delete the words "retirement from active service, as provided in Paragraph IV" from the first sentence of the first paragraph and to replace them with the words "the Director meeting the age and years of service requirements as set forth in Subparagraph IV (C) above"; to delete the words "at the sole discretion of the Bank" and "or at the Director's Retirement Date (Paragraph IV)" from the first sentence of the first paragraph; and to delete the words "either, at the discretion of the Bank" and "or make the total amount of said payments due in a lump sum reduced to present value as set forth in Subparagraph XIII (K) to said beneficiary(ies)" from the first sentence of the last paragraph.

6. Subparagraph X (A), "Deferral Election", shall be deleted in its entirety and replaced with the following Subparagraph X (A):

Deferral Election:

Any Director wishing to defer any portion or all of the Director's fees may elect to defer up to one hundred percent (100%) of said fees. The Director will make the election to defer by filing with the Bank a written statement setting forth the amount of the deferrals. This statement must be filed prior to having earned the income.

(i) Deferral Elections – In General:

In any Plan Year during which Director defers compensation (as defined herein), Director shall file a Deferral Election Form for any compensation deferred. Such form shall be filed with the Plan Administrator no later than the close of the Director's taxable year next preceding the service year, and such election and is effective only to defer compensation that has not yet been earned by the Director at the time of the election.

A deferral election submitted for a particular year may continue to be valid for succeeding years until changed or modified. Deferral elections, once made, however, are irrevocable as of the last permissible date on which such deferral elections may be made.

(ii) Initial Deferral Election(s):

Upon notification of eligibility in this Agreement during the initial Plan Year, and if Director elects to defer compensation, Director shall deliver to the Plan Administrator:

(a) a Deferral Election Form, signed and dated;

(b) a Beneficiary Form, signed and dated.

Director shall deliver such forms to the Plan Administrator within thirty (30) days of notification of eligibility, and shall set forth on the forms the amount of compensation to be deferred.

(iii) Subsequent Changes to Time and Form of Payment:

The Bank may permit a subsequent change to form and timing of payments (a "subsequent deferral election"). Any such change shall be considered made only when it becomes irrevocable under the terms of the Agreement. Any subsequent deferral election will be considered irrevocable not later than thirty (30) days following acceptance of the change by the Plan Administrator, subject to the following rules:

(1) the subsequent deferral election may not take effect until at least twelve (12) months after the date on which the election is made;
(2) the payment (except in the case of death, disability, or unforeseeable emergency) upon which the subsequent deferral election is made is deferred for a period of not less than five years from the date such payment would otherwise have been paid; and
(3) in the case of a payment made at a specified time, the election must be made not less than twelve (12) months before the date the payment is scheduled to be paid.

7. Subparagraph X (C), "Retirement, Termination of Service or Death", shall be amended to insert the word "equal" after the word "(5)" in the first sentence.

8. Section XI, "Change of Control", shall be deleted in its entirety and replaced with the following Section XI:

CHANGE IN CONTROL

"Change in Control" shall mean a change in ownership or control of the Bank as defined in Treasury Regulation §1.409A-3(i)(5) or any subsequently applicable Treasury Regulation. In the event there is a Change in Control as defined above, the Director shall immediately receive the value of the Director's accrued liability account in a lump sum. The Director shall be one hundred percent (100%) vested in said benefits, and said benefits shall begin without regard to the Director's Retirement Date (Section IV).

9. A new Subparagraph XIII (N) shall be added as follows:

Restriction on Timing of Distribution:

Notwithstanding any provision of this Agreement to the contrary, distributions under this Agreement may not commence earlier than six (6) months after the date of a Separation from Service (as described under the "Separation from Service" provision herein) if, pursuant to Internal Revenue Code Section 409A, the participant hereto is considered a "specified employee" (under Internal Revenue Code Section 416(i)) of the Bank if any stock of the Bank is publicly traded on an established securities market or otherwise. In the event a distribution is delayed pursuant to this Section, the originally scheduled distribution shall be delayed for six (6) months, and shall commence instead on the first day of the seventh month following Separation from Service. If payments are scheduled to be made in installments, the first six (6) months of installment payments shall be delayed, aggregated, and paid instead on the first day of the seventh month, after which all installment payments shall be made on their regular schedule. If payment is scheduled to be made in a lump sum, the lump sum payment shall be delayed for six (6) months and instead be made on the first day of the seventh month.

10. A new Subparagraph XIII (O) shall be added as follows:

Certain Accelerated Payments:

The Bank may make any accelerated distribution permissible under Treasury Regulation 1.409A-3(j)(4) to the Director of deferred amounts, provided that such distribution(s) meets the requirements of Section 1.409A-3(j)(4).

Therefore, the foregoing changes are agreed to.

[signature]	[signature]
For the Bank	David J. Breen, Jr.
Date 7/22/08	Date 7-22-08

SCHEDULE TO EXHIBIT 6.5 FORM OF JANUARY 5, 2005 409A AMENDMENT TO THE DIRECTOR FEE CONTINUATION AGREEMENT BY AND AMONG THE LYONS NATIONAL BANK AND THE NON-EMPLOYEE DIRECTORS

The 409A Amendment to the Director Fee Continuation Agreement filed as Exhibit 6.5 is substantially identical in all material respects to the 409A Amendment to the Director Fee Continuation Agreements which have been entered into by the Lyons National Bank and the following additional non-employee directors effective as of January 5, 2005:

James A. Homburger
Theodore J. Marshall
James E. Santelli
John J. Werner, Jr.

{1477854: }

EXHIBIT 6.6

(See Attached)

409A Amendment
to
The Lyons National Bank
Executive Salary Continuation Agreement for
Clair J. Britt

The Lyons National Bank ("Bank") and Clair J. Britt ("Executive") originally entered into The Lyons National Bank Executive Salary Continuation Agreement ("Agreement") on September 26, 2001. Pursuant to Section XVIII of the Agreement, the Bank and the Executive hereby adopt this 409A Amendment, effective January 1, 2005.

RECITALS

This Amendment is intended to bring the Agreement into compliance with the requirements of Internal Revenue Code Section 409A. Accordingly, the intent of the parties hereto is that the Agreement shall be operated and interpreted consistent with the requirements of Section 409A. Therefore, the following changes shall be made:

1. Section III, "Retirement Date", shall be deleted in its entirety and replaced with the following Section III:

   RETIREMENT DATE

   If the Executive remains in the continuous employ of the Bank, he shall retire from active employment with the Bank thirty (30) days after attaining his sixty-second (62nd) birthday, or such later date as he may actually retire.

2. Section IV, "Early Retirement", shall be amended to insert the words "in the same form and with the same timing, commencing thirty (30) days following said Early Retirement" after the word "V" in the second sentence.

3. Section V, "Retirement Benefit and Post-Retirement Death Benefit", shall be amended to delete the word "bonus" from the first sentence of the first paragraph; to delete the words "lifetime with fifteen (15) years certain" from the first sentence of the first paragraph and to replace them with the words "fifty percent (50%) joint and survivor"; and to delete the second paragraph in its entirety and to replace it with the following paragraph:

   Provided that if less than fifteen (15) such annual payments have been made prior to the death of the Executive, the Bank shall continue such annual payments on the same schedule as they would have been made to the Executive to whomever the Executive shall designate in writing and filed with the Bank, until the full number of fifteen (15) annual payments have been made. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate.

4. Section VI, "Death Benefit Prior to Retirement", shall be amended to delete the words "(or such later date as may be agreed upon)" from the first sentence; to delete the words "either, at the discretion of the Bank", and "or in a lump sum" from the second sentence; and to delete the word "monthly" from the fourth sentence and to replace it with the word "annual".

5. Section IX, "Other Termination of Employment and Disability", shall be amended to delete the words "retirement from active employment, as provided in Paragraph III" from the first and second paragraphs and to replace them with the words "attaining age fifty-five (55) and completing twenty (20) years of employment with the Bank"; to delete the word "monthly" from the first sentence of the third paragraph and to replace it with the word "annual"; and to insert the words "on the same schedule as they would have been paid to the Executive" after the word "paid" in the first sentence of the third paragraph.

6. Subparagraph IX (B), "Disability Provision", shall be amended to delete the words "for ten (10) years" from the first sentence and to replace them with the words "in ten (10) equal annual installments"; to delete the words "or in lump sum at Bank's discretion" from the first sentence; and to insert the words "only if insurable" after the word "policy" in the third sentence.

7. Section XII, "Change of Control", shall be amended to insert the words "in ten (10) equal annual installments" after the word "V" in the first sentence of the first paragraph; and to delete the word "bonus" from the second sentence of the first paragraph.

8. Section XIII, "Bank Capital", shall be deleted in its entirety and intentionally left blank.

9. The following provision regarding "Separation from Service" distributions shall be added as a new Section XXV, as follows:

   <u>Separation from Service</u>:

   Notwithstanding anything to the contrary in this Agreement, to the extent that any benefit under this Agreement is payable upon a "Termination of Employment," "Termination of Service," or other event involving the Executive's cessation of services, such payment(s) shall not be made unless such event constitutes a "Separation from Service" as defined in Treasury Regulations Section 1.409A-1(h).

10. A new Section XXVI shall be added as follows:

   <u>Restriction on Timing of Distribution</u>:

Notwithstanding any provision of this Agreement to the contrary, distributions under this Agreement may not commence earlier than six (6) months after the date of a Separation from Service (as described under the "Separation from Service" provision herein) if, pursuant to Internal Revenue Code Section 409A, the participant hereto is considered a "specified employee" (under Internal Revenue Code Section 416(i)) of the Bank if any stock of the Bank is publicly traded on an established securities market or otherwise. In the event a distribution is delayed pursuant to this Section, the originally scheduled distribution shall be delayed for six (6) months, and shall commence instead on the first day of the seventh month following Separation from Service. If payments are scheduled to be made in installments, the first six (6) months of installment payments shall be delayed, aggregated, and paid instead on the first day of the seventh month, after which all installment payments shall be made on their regular schedule. If payment is scheduled to be made in a lump sum, the lump sum payment shall be delayed for six (6) months and instead be made on the first day of the seventh month.

11. A new Section XXVII shall be added as follows:

Certain Accelerated Payments:

The Bank may make any accelerated distribution permissible under Treasury Regulation 1.409A-3(j)(4) to the Executive of deferred amounts, provided that such distribution(s) meets the requirements of Section 1.409A-3(j)(4).

12. A new Section XXVIII shall be added as follows:

Subsequent Changes to Time and Form of Payment:

The Bank may permit a subsequent change to form and timing of payments (a "subsequent deferral election"). Any such change shall be considered made only when it becomes irrevocable under the terms of the Agreement. Any subsequent deferral election will be considered irrevocable not later than thirty (30) days following acceptance of the change by the Plan Administrator, subject to the following rules:

(1) the subsequent deferral election may not take effect until at least twelve (12) months after the date on which the election is made;
(2) the payment (except in the case of death, disability, or unforeseeable emergency) upon which the subsequent deferral election is made is deferred for a period of not less than five years from the date such payment would otherwise have been paid; and
(3) in the case of a payment made at a specified time, the election must be made not less than twelve (12) months before the date the payment is scheduled to be paid.

Therefore, the foregoing changes are agreed to.

For the Bank

Date 7/22/08

Clair J. Britt

Date 7/22/08

EXHIBIT 6.7

(See Attached)

409A Amendment
to
The Lyons National Bank
Executive Salary Continuation Agreement for
Robert A. Schick

The Lyons National Bank ("Bank") and Robert A. Schick ("Executive") originally entered into The Lyons National Bank Executive Salary Continuation Agreement ("Agreement") on September 26, 2001. Pursuant to Section XVIII of the Agreement, the Bank and the Executive hereby adopt this 409A Amendment, effective January 1, 2008.

RECITALS

This Amendment is intended to bring the Agreement into compliance with the requirements of Internal Revenue Code Section 409A. Accordingly, the intent of the parties hereto is that the Agreement shall be operated and interpreted consistent with the requirements of Section 409A. Therefore, the following changes shall be made:

1. Section III, "Retirement Date", shall be deleted in its entirety and replaced with the following Section III:

   RETIREMENT DATE

   If the Executive remains in the continuous employ of the Bank, he shall retire from active employment with the Bank thirty (30) days after attaining his sixty-second (62nd) birthday, or such later date as he may actually retire.

2. Section IV, "Early Retirement", shall be amended to insert the words "in the same form and with the same timing, commencing thirty (30) days following said Early Retirement" after the word "V" in the second sentence.

3. Section V, "Retirement Benefit and Post-Retirement Death Benefit", shall be amended to delete the words "commencing each January 1st following said retirement" from the first sentence; to delete the word "bonus" from the first sentence; and to delete the words "lifetime with fifteen (15) years certain" from the first sentence and to replace them with the words "fifty percent (50%) joint and survivor"; and to insert the words "on the same schedule as they would have been made to the Executive" after the word "payments" in the fourth sentence.

4. Section VI, "Death Benefit Prior to Retirement", shall be amended to delete the words "(or such later date as may be agreed upon)" from the first sentence; and to delete the words "either, at the discretion of the Bank", and "or in a lump sum" from the second sentence.

5. Section IX, "Other Termination of Employment and Disability", shall be amended to delete the words "retirement from active employment, as provided in Paragraph III" from the first sentences of the first and second paragraphs and to replace them with the words "attaining age sixty (60)"; to delete the words "Retirement Date (Paragraph III)" from the third sentence of the first paragraph and to replace them with the word "termination"; to delete the words "ten (10) equal annual" from the fourth sentences of the first and second paragraphs and to replace them with the words "one hundred twenty (120) equal monthly"; and to insert the words "on the same schedule as they would have been paid to the Executive" after the word "paid" in the first sentence of the third paragraph.

6. Subparagraph IX (B), "Disability Provision", shall be amended to insert the words "in equal monthly installments" between the words "Executive" and "for" in the first sentence; to delete the words "or in lump sum at Bank's discretion" from the first sentence; and to insert the words "only if insurable" after the word "policy" in the third sentence.

7. Section XII, "Change of Control", shall be amended to insert the words "in one hundred twenty (120) equal monthly installments" after the word "V" in the first sentence of the first paragraph; and to delete the word "bonus" from the second sentence of the first paragraph.

8. Section XIII, "Bank Capital", shall be deleted in its entirety and intentionally left blank.

9. The following provision regarding "Separation from Service" distributions shall be added as a new Section XXV, as follows:

   Separation from Service:

   Notwithstanding anything to the contrary in this Agreement, to the extent that any benefit under this Agreement is payable upon a "Termination of Employment," "Termination of Service," or other event involving the Executive's cessation of services, such payment(s) shall not be made unless such event constitutes a "Separation from Service" as defined in Treasury Regulations Section 1.409A-1(h).

10. A new Section XXVI shall be added as follows:

   Restriction on Timing of Distribution:

   Notwithstanding any provision of this Agreement to the contrary, distributions under this Agreement may not commence earlier than six (6) months after the date of a Separation from Service (as described under the "Separation from Service" provision herein) if, pursuant to Internal Revenue Code Section 409A, the participant hereto is considered a "specified employee" (under Internal

Revenue Code Section 416(i)) of the Bank if any stock of the Bank is publicly traded on an established securities market or otherwise. In the event a distribution is delayed pursuant to this Section, the originally scheduled distribution shall be delayed for six (6) months, and shall commence instead on the first day of the seventh month following Separation from Service. If payments are scheduled to be made in installments, the first six (6) months of installment payments shall be delayed, aggregated, and paid instead on the first day of the seventh month, after which all installment payments shall be made on their regular schedule. If payment is scheduled to be made in a lump sum, the lump sum payment shall be delayed for six (6) months and instead be made on the first day of the seventh month.

11. A new Section XXVII shall be added as follows:

Certain Accelerated Payments:

The Bank may make any accelerated distribution permissible under Treasury Regulation 1.409A-3(j)(4) to the Executive of deferred amounts, provided that such distribution(s) meets the requirements of Section 1.409A-3(j)(4).

12. A new Section XXVIII shall be added as follows:

Subsequent Changes to Time and Form of Payment:

The Bank may permit a subsequent change to form and timing of payments (a "subsequent deferral election"). Any such change shall be considered made only when it becomes irrevocable under the terms of the Agreement. Any subsequent deferral election will be considered irrevocable not later than thirty (30) days following acceptance of the change by the Plan Administrator, subject to the following rules:

(1) the subsequent deferral election may not take effect until at least twelve (12) months after the date on which the election is made;
(2) the payment (except in the case of death, disability, or unforeseeable emergency) upon which the subsequent deferral election is made is deferred for a period of not less than five years from the date such payment would otherwise have been paid; and
(3) in the case of a payment made at a specified time, the election must be made not less than twelve (12) months before the date the payment is scheduled to be paid.

Therefore, the foregoing changes are agreed to.

[signature] For the Bank	[signature] Robert A. Schick
Date 7/22/08	Date 7/22/08

EXHIBIT 6.8

(See Attached)

DEFERRED COMPENSATION AGREEMENT

THIS DEFERRED COMPENSATION AGREEMENT (this "Agreement") is made effective as of the 1st day January 2007 by and between **THE LYONS NATIONAL BANK**, a federally chartered banking organization (the "Company") with its principal offices located at 35 William Street, Lyons, New York 14489, **LYONS BANCORP INC.**, a New York business corporation (the "Holding Company") with its principal offices located at 35 William Street, Lyons, New York 14489, and Clark J. [illegible], Jr., an individual residing at [illegible] Lyons, N.Y. 14489 (the "Executive").

WHEREAS, the Company, Holding Company, and Executive have previously entered into an Employment Agreement and have been operating pursuant to the terms of said Employment Agreement since its inception; and

[or, in case of oral agreement, **WHEREAS**, the Company, Holding Company, and Executive have previously operated under a oral agreement deferring certain compensation for the Executive; and]

WHEREAS, the Company, Holding Company, and Executive desire to terminate Executive's Employment Agreement, continue Executive's employment with the Company without a formal written agreement, and enter into a formal written deferred compensation agreement; and

WHEREAS, the Company and Holding Company consider the continued availability of the Executive's services, managerial skills and business experience to be in the best interests of the Company and the Holding Company; and

WHEREAS, the Company and the Holding Company believe it is imperative to encourage the Executive's full attention and dedication to the Company currently and to provide the Executive with deferred compensation benefits.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the Company and Executive agree as follows:

1. <u>Employment and Termination of Employment</u>. The Executive shall at all times be considered an employee-at-will and, therefore, the Company or the Executive may terminate the employment relationship at any time, with or without cause, with or without notice. Upon termination of employment by the Company or by the Executive, Executive shall immediately resign from any position he may then hold on the Board of Directors of the Company or Holding Company or any office he may then hold with the Company or Holding Company. Resignation from the Board of Directors or as an officer shall be deemed effective immediately upon the termination of Executive's employment with the Company, without the requirement that a written resignation be delivered.

2. <u>Confidential Information</u>. The Executive shall hold in a fiduciary capacity for the benefit of the Company and its affiliated companies all secret or confidential information, and all data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by the Executive during the Executive's employment by the Company or any of its affiliated companies and which shall not be or become public knowledge

(other than by acts by the Executive or representatives of the Executive in violation of this Agreement). After termination of the Executive's employment with the Company, the Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information or data to anyone other than the Company and those designated by it.

3. Deferred Compensation Payments. During the Executive's period of employment with the Company following execution of this Agreement, the Company shall make an annual payment to a separate account maintained for the Executive. The annual payment to Executive shall be Ten Thousand Dollars ($10,000) (the "Payment"). The Payment shall be invested in the common stock of the Holding Company. If a dividend is paid on the shares credited to the Executive's separate account, the Executive's separate account shall be credited with such dividend (the "Dividend", which together with the Payment, shall hereinafter be referred to as the "Benefit"), which dividend shall be reinvested in the common stock of the Holding Company, except that no fractional shares shall be credited to the Executive's separate account. The price per share for all shares of the Holding Company purchased by the Company for the benefit of Executive shall be the average of the daily closing price of the stock for each day within the past quarter. The closing price on Fridays will be used to determine the closing price for Saturdays and Sundays and the closing price on the last business day before a holiday that results in the closure of the financial markets will be used to determine the closing price for that holiday.

4. Vesting and Distribution.

A. The Benefit shall vest according to the vesting schedule set forth in subparagraph B of this Paragraph 4. If the Executive shall be terminated by the Employer for Cause (as hereinafter defined), the Executive shall not be entitled to receive any of the Benefit. If the Executive is terminated by the Company for any reason other than for Cause, the Benefit shall immediately vest. If the Executive terminates his employment for any reason whatsoever before the Benefit fully vests (according to the vesting schedule set forth in subparagraph B of this Paragraph 4), the Executive shall only be entitled to a distribution of the amount of the Benefit that has vested as of the date of his separation from service.

B. The Benefit shall vest as follows: (1) on December 31, 2007, 50% of all of the Benefit credited to the Executive's account during the 2007 calendar year shall vest with the Executive; (2) on December 31, 2008, 75% of all of the Benefit credited to the Executive's account during the 2007 and 2008 calendar years shall vest with the Executive; (3) on December 31, 2009, 100% of the Benefit credited to the Executive's account during the 2007, 2008, and 2009 calendar years shall vest with the Executive; and (4) all of the Benefit credited to the Executive's account subsequent to December 31, 2009 shall immediately vest with the Executive.

C. The term Cause shall mean:

(1) Executive's repeated violation of his obligations of employment (other than as a result of incapacity due to physical or mental illness) which are demonstrably willful and deliberate on the Executive's part, which are committed in bad faith or without reasonable belief that said violations are in the best interests of the Holding Company and the Company, and which are not

remedied in a reasonable period of time after receipt of written notice from the Holding Company and/or the Company specifying such violations. In establishing a termination for cause under this subparagraph (1), it shall be incumbent upon the Holding Company or the Company to establish that the conduct constituted either (a) a violation of a written policy (including but not limited to a violation of paragraph 2, Confidential Information, of this Agreement) or (b) a violation of a prior oral or written communication to the Executive regarding the Executive's conduct or duties; or

(2) the conviction of the Executive of a felony.

D. The Executive shall be entitled to receive distribution of the Benefit upon the earlier of the following:

(1) The death of the Executive;

(2) The separation from service of the Executive;

(3) A "change in the ownership" (as hereinafter defined) of the Holding Company; or

(4) A "change in the effective control" (as hereinafter defined) of the Holding Company; or

(5) A "change in the ownership of a substantial portion of the assets" of the Holding Company; or

(6) The Executive becoming "disabled" (as hereinafter defined); or

(7) The occurrence of an "unforeseeable emergency" (as hereinafter defined).

Together subparagraphs (3) through (5) shall be referred to as a "Change of Control". Together, subparagraphs (1) through (7) shall be referred to hereinafter as the "Distribution Events", or singly, a "Distribution Event".

E. For purposes of this Agreement, a "change in the ownership" of the Holding Company occurs on the date that any one person, or more than one person acting as a group (as such term is defined in Treas. Reg. § 1.409A-3(i)(5)(v)(B)) acquires ownership of stock of the Holding Company, that together with stock held by such person or group of persons, constitutes more than fifty percent (50%) of the total fair market value or fifty percent (50%) of the total voting power of the stock of the Holding Company.

F. For purposes of this Agreement, a "change in the effective control" of the Holding Company occurs only on the date that either: (1) any one person, or more than one person acting as a group (as such term is defined in Treas. Reg. § 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Holding Company possessing thirty percent (30%) or more of the total voting power of the stock of the Holding Company; or (2) a majority of members of the Holding Company's Board of Directors is replaced during a 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors prior to the date of the appointment or election.

G. For purposes of this Agreement, a "change in the ownership of a substantial portion of the assets" of the Holding Company occurs on the date that any one person, or more than one person acting as a group (as such term is defined in Treas. Reg. § 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Holding Company that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all assets of the Holding Company immediately prior to such acquisition or acquisitions. For purposes of this paragraph, gross fair market value means the value of the assets of the Holding Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

H. For purposes of this Agreement, the Executive is considered "disabled" if he or she meets one of the following requirements:

(1) The Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

(2) The Executive is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Executive's employer.

I. For purposes of this Agreement, an "unforeseeable emergency" is a severe financial hardship of the Executive resulting from an illness or accident of the Executive, the Executive's spouse, or the Executive's dependent; loss of the Executive's property due to casualty; or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Executive. A distribution on account of an unforeseeable emergency may not be made to the extent that such emergency is or may be relieved through reimbursement or compensation from insurance or otherwise, by liquidation of the Executive's assets, to the extent the liquidation of such assets would not cause severe financial hardship, or by cessation of deferrals under this Agreement. Distributions due to an unforeseeable emergency must be limited to the amount reasonably necessary to satisfy the emergency need.

J. <u>Distribution.</u>

(1) The Benefit shall be distributed to the Executive in substantially equal annual payments of the common stock of the Holding Company that have been credited to the Executive's separate account over a period of __1__ years. The first annual payment of the Benefit shall be distributed to the Executive or his beneficiary on the first day of the month following the

Distribution Event, but in no case in less than fifteen (15) days following a Distribution Event. All other annual payments shall be made January 1st of the following 1 years.

(2) Notwithstanding the foregoing, if the Executive is or becomes a "specified employee", distribution shall not be made before the date which is six (6) months after the Distribution Event. A specified employee is a key employee (as defined in section 416(i) of the Internal Revenue Code without regard to paragraph (5) thereof) of the Company or the Holding Company which is publicly traded on an established securities market or otherwise.

5. Failure, Delay or Waiver. No course of action or failure to act by the Company, the Holding Company or the Executive shall constitute a waiver by the Company, the Holding Company or the Executive, as applicable, of any right or remedy under this Agreement, and no waiver by the Company or the Executive of any right or remedy under this Agreement shall be effective unless made in writing.

6. Partial Invalidity and Severability. Whenever possible, this Agreement and each provision, paragraph, subparagraph and any other portion hereof shall be interpreted in such manner as to be legally effective, valid and enforceable, but if this Agreement or any provision, paragraph, subparagraph or any other portion hereof is adjudged by a court of competent jurisdiction to be void or unenforceable, in whole or in part, for any reason whatsoever, any such provision, paragraph, subparagraph or any other portion of this Agreement adjudged to be unenforceable shall be severed, but only to the extent necessary to make enforceable the otherwise unenforceable Agreement, provision, paragraph, subparagraph, or any other portion of this Agreement.

7. Internal Revenue Code Section 409A. This Agreement is intended to comply with Internal Revenue Code Section 409A and the regulations promulgated thereunder. If any portion of this Agreement is found to not comply with said Code section and regulations, this Agreement shall be modified so as to comply.

8. Notices. Any notice provided for in this Agreement must be in writing and must be either (i) personally delivered, (ii) mailed by registered or certified first class mail, prepaid with return receipt requested, or (iii) sent by a nationally recognized overnight courier service, to the recipient at the address below indicated:

to the Holding Company
or to the Company:

The Lyons National Bank
35 William Street
Lyons, New York 14489
Attn: Chairman of the Compensation Committee of the Board of Directors

to the Executive:

8632 Hoeck Rd
Lyons, N.Y. 14489

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given (a) on the date such notice is personally delivered, (b) three (3) days after the date of mailing if sent by certified or registered mail, or (c) the next succeeding business day after the date such notice is delivered to the overnight courier service if sent by overnight courier.

9. Consent to Jurisdiction.

A. Executive hereby irrevocably submits to the nonexclusive jurisdiction of any United States federal or New York state court sitting in Wayne County, New York, in any action or proceeding arising out of or relating to this Agreement. Executive hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in any such court and irrevocably waives any objection he may now or hereafter have as to personal jurisdiction, the venue of any such action or proceeding brought in such a court or the fact that such court is an inconvenient forum.

B. Executive irrevocably and unconditionally consents to the service of process in any such action or proceeding in any of the aforesaid courts by the mailing of copies of such process to it, by certified mail, return receipt requested at its address set forth in paragraph 8 of this Agreement.

10. Entire Agreement. There are no oral agreements in connection with this Agreement. This Agreement constitutes the entire agreement of the parties hereto and supersedes any prior agreements or understandings, whether oral or written, between the parties hereto with respect to the subject matter hereof, specifically including, but not limited to the Employment Agreement. This Agreement may not be terminated, modified or amended orally or by any course of conduct or usage of trade but only by an agreement in writing duly executed by the parties hereto.

11. Prior Employment Agreement. This Agreement terminates any and all prior Employment Agreements entered into by and between the Executive and the Company and/or the Holding Company.

12. Amendments. Any provision of this Agreement may be amended if and only if such amendment is in writing and signed by all parties hereto, and such amendment does not violate Internal Revenue Code Section 409A and the regulations promulgated thereunder.

13. Governing Law. This Agreement shall be construed in accordance with and governed by the internal domestic laws of the State of New York without regard to principles of conflicts of laws.

14. Non-Assignability. This Agreement is personal to the Executive and may not be assigned by him.

15. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legal representatives, successors and permitted assigns.

16. WAIVER OF JURY TRIAL. THE EXECUTIVE, THE HOLDING COMPANY AND THE COMPANY HEREBY WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE), IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT.

17. Paragraph Headings. Headings and subheadings herein are for convenience of reference only and are not of substantive effect.

IN WITNESS WHEREOF, The Company and the Executive have executed this Agreement as of the date first above written, as conclusive evidence of their acceptance of the terms and conditions of this Agreement.

COMPANY: **THE LYONS NATIONAL BANK**

By: [signature]
Name: JAMES C. SANTELLI
Title: CHAIR, COMPENSATION COMMITTEE

HOLDING COMPANY: **LYONS BANCORP, INC.**

By: [signature]
Name: JAMES C. SANTELLI
Title: CHAIR, COMPENSATION COMMITTEE

EXECUTIVE: [signature]

F:\Docs\DFox\LyonsBan\Compensation Agreements\Master Deferred Compensation Agreement.doc

SCHEDULE TO EXHIBIT 6.8 FORM OF DEFERRED COMPENSATION AGREEMENT BY AND AMONG THE LYONS NATIONAL BANK AND CERTAIN EXECUTIVES

The Deferred Compensation Agreement attached as Exhibit 6.8 is substantially identical in all material respects to the Deferred Compensation Agreements entered into by the Lyons National Bank and the following additional executive officers, except as follows:

Name	Effective Date	Annual Payment	Section 4.J Distribution
Stephen V. DeRaddo	January 1, 2007	$10,000	Over 1 year
Diana R. Johnson	January 1, 2007	$10,000	Over 1 year
Thomas L. Kime	January 1, 2007	$10,000	Over 1 year
Phillip M. McCann	January 1, 2010	$10,000	Over 1 year
Robert A. Schick	January 1, 2007	$50,000	Over 10 years

{1477837: }

EXHIBIT 6.9

(See Attached)

AMENDMENT
TO THE LIFE INSURANCE ENDORSEMENT METHOD SPLIT DOLLAR PLAN AGREEMENT EFFECTIVE SEPTEMBER 12, 2001

THIS AMENDMENT, made and entered into this 26th day of December, 2007, by and between The Lyons National Bank, a bank organized and existing under the laws of the United States of America, (hereinafter referred to as the "Bank"), and Robert A. Schick, an Executive of the Bank, (hereinafter referred to as the "Executive"), shall effectively amend the Life Insurance Endorsement Method Split Dollar Plan Agreement effective September 12, 2001 as follows:

1.) Paragraph VI, Division of Death Proceeds, Subparagraphs (A), (B) and (C), shall be deleted in its entirety and replaced with the following:

A. Should the Insured be employed by the Bank at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary and deferred compensation) at the time of death, or Seven Hundred Fifty Thousand and 00/100th Dollars ($750,000.00), whichever is greater.

B. Should the Insured be retired from the Bank or terminated from the Bank due to disability, at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary and deferred compensation) at the time of said termination, or Seven Hundred Fifty Thousand and 00/100th Dollars ($750,000.00), whichever is greater.

C. Should the Insured not be employed by the Bank for reasons other than retirement or disability, at the time of the Insured's death, no death benefit shall be paid.

2.) Paragraph IX, Termination of Agreement, subparagraph (B), shall be deleted in its entirety and replaced with the following:

B. Voluntary or involuntary termination of employment by the Executive.

3.) Paragraph IX, Termination of Agreement, subparagraph (C), shall be added with the following:

C. The earlier of age seventy (70) or termination of employment.

This Amendment shall be effective the 26th day of December, 2007. It is intended that this Amendment not be a material modification pursuant to final accounting regulations for Post-Retirement Split Dollar Arrangements. Additionally, the reduction of the benefit to the Insured's beneficiary(ies) in Paragraph VI (A) and (B) above shall not be deemed a material modification. To the extent that any term, provision, or paragraph of said Agreement is not specifically amended herein, or in any other amendment thereto, said term, provision, or paragraph shall remain in full force and effect as set forth in said September 12, 2001 Agreement.

IN WITNESS WHEREOF, the parties hereto acknowledge that each has carefully read this Amendment and executed the original thereof on the first day set forth hereinabove, and that, upon execution, each has received a conforming copy.

THE LYONS NATIONAL BANK
Lyons, NY

Witness

By: ______________________ Chief Financial Officer
(Bank Officer other than Insured) Title

Witness

Robert A. Schick

EXHIBIT 6.10

(See Attached)

AMENDMENT
TO THE LIFE INSURANCE ENDORSEMENT METHOD
SPLIT DOLLAR PLAN AGREEMENT
EFFECTIVE SEPTEMBER 12, 2001

THIS AMENDMENT, made and entered into this 27th day of December, 2007, by and between The Lyons National Bank, a bank organized and existing under the laws of the United States of America, (hereinafter referred to as the "Bank"), and Clair J. Britt, Jr., an Executive of the Bank, (hereinafter referred to as the "Executive"), shall effectively amend the Life Insurance Endorsement Method Split Dollar Plan Agreement effective September 12, 2001 as follows:

1.) Paragraph VI, Division of Death Proceeds, Subparagraphs (A), (B) and (C), shall be deleted in its entirety and replaced with the following:

A. Should the Insured be employed by the Bank at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary and deferred compensation) at the time of death, or Five Hundred Thousand and 00/100th Dollars ($500,000.00), whichever is greater.

B. Should the Insured be retired from the Bank or terminated from the Bank due to disability, at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary and deferred compensation) at the time of said termination, or Five Hundred Thousand and 00/100th Dollars ($500,000.00), whichever is greater.

C. Should the Insured not be employed by the Bank for reasons other than retirement or disability, at the time of the Insured's death, no death benefit shall be paid.

2.) Paragraph IX, Termination of Agreement, subparagraph (B), shall be deleted in its entirety and replaced with the following:

B. Voluntary or involuntary termination of employment by the Executive.

3.) Paragraph IX, Termination of Agreement, subparagraph (C), shall be added with the following:

C. The earlier of age seventy (70) or termination of employment.

This Amendment shall be effective the 27th day of December, 2007. It is intended that this Amendment not be a material modification pursuant to final accounting regulations for Post-Retirement Split Dollar Arrangements. Additionally, the reduction of the benefit to the Insured's beneficiary(ies) in Paragraph VI (A) and (B) above shall not be deemed a material modification. To the extent that any term, provision, or paragraph of said Agreement is not specifically amended herein, or in any other amendment thereto, said term, provision, or paragraph shall remain in full force and effect as set forth in said September 12, 2001 Agreement.

IN WITNESS WHEREOF, the parties hereto acknowledge that each has carefully read this Amendment and executed the original thereof on the first day set forth hereinabove, and that, upon execution, each has received a conforming copy.

THE LYONS NATIONAL BANK
Lyons, NY

Witness

By: ______________________ President/CEO
(Bank Officer other than Insured) Title

Witness

Clair J. Britt, Jr.

EXHIBIT 6.11

(See Attached)

EXECUTIVE SALARY CONTINUATION AGREEMENT

THIS AGREEMENT, made and entered into this 27th day of December, 2007, by and between The Lyons National Bank, a bank organized and existing under the laws of the United States of America (hereinafter referred to as the "Bank"), and Thomas L. Kime, an Executive of the Bank (hereinafter referred to as the "Executive"), a member of a select group of management and highly compensated employees of the Bank.

WITNESSETH:

WHEREAS, the Executive has been and continues to be a valued Executive of the Bank;

WHEREAS, the purpose of this Agreement is to further the growth and development of the Bank by providing the Executive with supplemental retirement income, and thereby encourage the Executive's productive efforts on behalf of the Bank and the Bank's shareholders, and to align the interests of the Executive and those shareholders.

WHEREAS, it is the desire of the Bank and the Executive to enter into this Agreement under which the Bank will agree to make certain payments to the Executive at retirement or the Executive's Beneficiary in the event of the Executive's death pursuant to this Agreement;

ACCORDINGLY, it is intended that the Agreement be "unfunded" for purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and not be construed to provide income to the participant or beneficiary under the Internal Revenue Code of 1986, as amended (the "Code"), particularly Section 409A of the Code and guidance or regulations issued thereunder, prior to actual receipt of benefits; and

THEREFORE, it is agreed as follows:

I. EFFECTIVE DATE

The Effective Date of this Agreement shall be February 28, 2007.

II. FRINGE BENEFITS

The salary continuation benefits provided by this agreement are granted by the Bank as a fringe benefit to the Executive and are not part of any salary reduction plan or an arrangement deferring a bonus or a salary increase. The Executive has no option to take any current payment or bonus in lieu of these salary continuation benefits except as set forth hereinafter.

III. DEFINITIONS

A. Beneficiary:

The Executive shall have the right to name a Beneficiary of the Death Benefit. The Executive shall have the right to name such Beneficiary at any time prior to the Executive's death and submit it to the Plan Administrator (or Plan Administrator's representative) on the form provided. Once received and acknowledged by the Plan Administrator, the form shall be effective. The Executive may change a Beneficiary designation at any time by submitting a new form to the Plan Administrator. Any such change shall follow the same rules as for the original Beneficiary designation and shall automatically supersede the existing Beneficiary form on file with the Plan Administrator.

If the Executive dies without a valid Beneficiary designation on file with the Plan Administrator, death benefits shall be paid to the Executive's estate.

If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Executive and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

B. Change in Control:

"Change in Control" shall mean a change in ownership or control of the Bank as defined in Treasury Regulation Section 1.409A-3(i)(5) or any subsequently applicable Treasury Regulation.

C. Disability or Disabled:

"Disability or Disabled" shall mean the Executive: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering Executives of the Bank, provided that the definition of Disability applied under such Disability insurance programs complies with the requirements of Section 409A. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of Social Security Administration's or the provider's determination.

D. Discharge for Cause:

The term "for cause" shall mean any of the following that result in an adverse effect on the Bank: (i) the commission of a felony or gross misdemeanor involving fraud or dishonesty; (ii) the willful violation of any banking law, rule, or banking regulation; (iii) an intentional failure to perform stated duties; or (iv) a breach of fiduciary duty involving personal profit. If a dispute arises as to discharge "for cause," such dispute shall be resolved by arbitration as set forth in this Agreement.

E. Normal Retirement Age:

"Normal Retirement Age" shall mean the date on which the Executive attains age sixty (60).

F. Plan Year:

Any reference to "Plan Year" shall mean a calendar year from January 1st to December 31st. In the year of implementation, the term "Plan Year" shall mean the period from the Effective Date to December 31st of the year of the Effective Date.

G. Restriction on Timing of Distribution:

Notwithstanding any provision of this Agreement to the contrary, distributions to the Executive may not commence earlier than six (6) months after the date of a Separation from Service, as that term is used under Section 409A if, pursuant to Internal Revenue Code Section 409A, the Executive is considered a "specified employee" under Internal Revenue Code Section 416(i), of the Bank if any stock of the Bank is publicly traded on an established securities market or otherwise. In the event a distribution is delayed pursuant to this paragraph, the originally scheduled payment shall commence instead on the first day of the seventh month following Separation from Service. If payments are scheduled to be made in installments, the first six (6) months of installment payments shall be delayed, aggregated, and paid instead on the first day of the seventh month, after which all installment payments shall be made on their regular schedule. If payment is scheduled to be made in a lump sum, the lump payment shall be delayed for six (6) months and instead be made on the first day of the seventh month.

H. Retirement Date:

"Retirement Date" shall mean the later of the Executive's sixtieth (60th) birthday (January 28, 2014) or Separation from Service.

I. Separation from Service:

"Separation from Service" shall mean the Executive has experienced a termination of employment with the Bank. For purposes of this Agreement, whether a termination of employment or service has occurred is determined based on whether the facts and circumstances indicate that the Bank and Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Executive would perform after such date (whether as an Executive or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an Executive or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Bank if the Executive has been providing services to the Bank less than 36 months). Facts and circumstances to be considered in making this determination include, but are not limited to, whether the Executive continues to be treated as an Executive for other purposes (such as continuation of salary and participation in Executive benefit programs), whether similarly situated service providers have been treated consistently, and whether the Executive is permitted, and realistically available, to perform services for other service recipients in the same line of business. An Executive will be presumed not to have separated from service where the level of bona fide services performed continues at a level that is fifty percent (50%) or more of the average level of service performed by the Executive during the immediately preceding thirty-six (36) month period.

J. Contingent Disability Trust (attached as Exhibit "A"):

The Trust shall remain unfunded until the Executive experiences any qualifying period of Disability. Following any qualifying period of disability, the Trustee shall receive deposits from Mass Mutual in the form of disbursements made arising out of the disability policy on the Executive (hereafter "Contributions"). The Trustee is also authorized to accept deposits from the Bank, or other sources. Any and all deposits made to the Trust will constitute the Trust Account ("Account") which shall be held, administered and disposed of by Trustee as provided in the Trust Agreement.

The principal of the Trust, and any earning therefrom shall be held separate and apart from other funds of the Bank and shall be used exclusively for the uses and purposes of the Executive. No part of the Trust corpus is intended at any time or under any circumstances to revert to the Bank. All deposits so received with the income therefrom and any other increment thereon shall be held, managed and administered by the Trustee pursuant to the terms of this Trust.

IV. RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Upon attainment of the Retirement Date, the Bank shall pay the Executive an annual benefit equal to twenty-five percent (25%) of the Executive's average of highest three (3) years (salary and deferred compensation) prior to the Executive's retirement. The benefit shall be payable beginning thirty (30) days following retirement, subject to Subparagraph III (H), in equal monthly installments (1/12th of the annual benefit) for one hundred and eighty (180) months. However, if less than one hundred and eighty (180) such monthly payments have been made prior to the death of the Executive, the Bank shall continue such monthly payments to the Beneficiary, until the full number of one hundred and eighty (180) monthly payments have been made.

V. DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Executive should die at any time after the Effective Date of this Agreement, the Executive shall become one hundred percent (100%) vested in the value of the Executive's Accrued Liability Retirement Account. The benefit shall be payable in a lump sum to the Executive's Beneficiary within sixty (60) days of the Executive's death.

VI. BENEFIT ACCOUNTING/ ACCRUED LIABILITY RETIREMENT ACCOUNT

The Bank shall account for this benefit using the regulatory accounting principles of the Bank's primary federal regulator. The Bank shall establish an Accrued Liability Retirement Account for the Executive into which appropriate reserves shall be accrued.

VII. VESTING

The Executive shall be entitled to receive ten percent (10%) times the number of full years the Executive has been employed by the Bank from the date of first service, to a maximum of one hundred percent (100%) at age sixty (60).

VIII. TERMINATION PRIOR TO NORMAL RETIREMENT AGE

Subject to Subparagraph IX, in the event that the active employment of the Executive shall terminate prior to retirement by the Executive's voluntary action, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the balance of Executive's Accrued Liability Retirement Account, on the date of Separation from Service, multiplied by Executive's cumulative vested percentage as set forth in Paragraph VII hereinabove. The payments are to begin thirty (30) days following the Executive's Separation from Service. This benefit shall be paid in ten (10) equal annual installments without interest.

Subject to Subparagraph IX, in the event that the active employment of the Executive shall terminate prior to retirement, as provided in Paragraph III (D), due to the Executive's discharge by the Bank without cause, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability retirement account at termination. These payments shall begin thirty (30) days following Separation from Service. This benefit shall be paid in ten (10) equal annual installments with interest equal to the average of Federal funds rate for the twelve (12) months immediately preceding the Executive's Separation from Service.

In the event the Executive's death should occur after such severance but prior to the completion of the annual payments provided for in this paragraph, the Bank shall continue to pay annual installments to the Beneficiary, until the full number of ten (10) annual payments have been made.

IX. DISCHARGE FOR CAUSE

Not withstanding anything to the contrary, in the event the Executive shall be Discharged for Cause at any time, this Agreement shall terminate and all benefits provided herein shall be forfeited.

X. DISABILITY OR DISABLED

In the event that there is a finding of any qualified period of Disability for the Executive, the Bank will deposit into the Contingent Disability Trust (hereafter "Trust" and attached as Exhibit "A") for the Executive, an amount equal to the Accrued Liability Retirement Account established on the Executive's behalf pursuant to this Agreement. No other benefits will be owed to the Executive under this Agreement during the period of Disability.

The Trust shall be an unfunded Trust until such time that the Executive is deemed Disabled, as previously defined.

If the Executive is Disabled on the date the Executive reaches Normal Retirement Age, this Agreement shall automatically terminate and the Executive shall not be entitled to any further benefits under this Agreement.

If the period of Disability ends prior to Normal Retirement Age and the Executive returns to active employment with the Bank, the Bank will pay the Executive a reduced retirement benefit amount. The retirement benefit amount shall be reduced by the twenty (20) year annual annuity that would be payable from the Trust assuming the trust assets earned on a net of four percent (4%) annually starting from the date of the existence of said Trust.

XI. NON-COMPETE

The payment of benefits under this Agreement shall be contingent upon the Executive's not engaging in any activity that directly or indirectly competes with the Banks interests, within twenty-five (25) miles of any physical office of the Bank existing at the time of Executive's retirement or voluntary termination. This provision shall last for three (3) years from termination of employment. However, this provision shall not apply in the event of a Change in Control as defined in Subparagraph III (B).

XII. CHANGE IN CONTROL

Upon a Change in Control, the Executive shall become one hundred percent (100%) vested in the Retirement Benefit. The Executive shall receive the Retirement Benefit as if the Executive had been continuously employed by the Bank until the Executive's Normal Retirement Age. Such benefit shall be paid in a lump sum within thirty (30) days following the Change in Control.

XIII. MISCELLANEOUS

A. Alienability and Assignment Prohibition:

Neither the Executive nor any other Beneficiary under this Agreement shall have any power or right to transfer, assign, anticipate, hypothecate, mortgage, commute, modify or otherwise encumber in advance any of the benefits payable hereunder without prior approval of the Bank, nor shall any of said benefits be subject to seizure for the payment of any debts, judgments, alimony or separate maintenance owed by the Executive or the Executive's Beneficiary, nor be transferable by operation of law in the event of bankruptcy, insolvency or otherwise. In the event the Executive or any Beneficiary attempts assignment, commutation, hypothecation, transfer or disposal of the benefits hereunder, such attempt shall be void and have no effect and shall not be recognized by the Bank.

B. Amendment or Revocation:

It is agreed by and between the parties hereto that, during the lifetime of the Executive, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Executive and the Bank. Any such amendment shall not be effective to decrease or restrict any Executive's accrued benefit under this Agreement, determined as of the date of amendment, unless agreed to in writing by the Executive, and provided further, no amendment shall be made, or if made, shall be effective, if such amendment would cause the Agreement to violate Internal Revenue Code Section 409A.

C. Applicable Law:

The validity and interpretation of this Agreement shall be governed by the laws of the State where the principal corporate office of the Bank is located.

D. Binding Obligation of the Bank and any Successor in Interest:

The Bank shall not merge or consolidate into or with another bank or sell substantially all of its assets to another bank, firm or person until such bank, firm or person expressly agree, in writing, to assume and discharge the duties and obligations of the Bank under this Agreement. This Agreement shall be binding upon the parties hereto, their successors, beneficiaries, heirs and personal representatives.

E. Gender:

Whenever in this Agreement words are used in the masculine or neutral gender, they shall be read and construed as in the masculine, feminine or neutral gender, whenever they should so apply.

F. Headings:

Headings and subheadings in this Agreement are inserted for reference and convenience only and shall not be deemed a part of this Agreement.

G. Not a Contract of Employment:

This Agreement shall not be deemed to constitute a contract of employment between the parties hereto, nor shall any provision hereof restrict the right of the Bank to discharge the Executive, or restrict the right of the Executive to terminate employment.

H. Opportunity to Consult with Independent Advisors:

If any term, provision, covenant, or condition of this Agreement is determined by an arbitrator or a court, as the case may be, to be invalid, void, or unenforceable, such determination shall not render any other term, provision, covenant, or condition invalid, void, or unenforceable, and the Agreement shall remain in full force and effect notwithstanding such partial invalidity.

I. Permissible Acceleration Provision:

Under Treasury Regulation Section 1.409A-3(j)(4), a payment of deferred compensation may not be accelerated except as provided in regulations by the Internal Revenue Code. This Agreement allows all permissible payment accelerations under 1.409A-3(j)(4) that include but are not limited to payments necessary to comply with a domestic relations order, payments necessary to comply with certain conflict of interest rules, payments intended to pay employment taxes, and other permissible payments are allowed as permitted by statute or regulation.

J. Subsequent Changes to Time and Form of Payment:

The Bank may permit subsequent changes to the time and form of payment upon mutual agreement of the Bank and the Executive. Any such change shall be considered made only when it becomes irrevocable under the terms of the Agreement. Any subsequent time and form of payment changes will be considered irrevocable not later than thirty (30) days following acceptance of the change by the Plan Administrator, subject to the following rules:

a. the subsequent change may not take effect until at least twelve (12) months after the date on which the change is made;

b. the payment (except in the case of death, disability, or unforeseeable emergency) upon which the change is made is deferred for a period of not less than five (5) years from the date such payment would otherwise have been paid; and

c. in the case of a payment made at a specified time, the change must be made not less than twelve (12) months before the date the payment is scheduled to be paid.

K. Tax Withholding:

The Bank shall withhold any taxes that are required to be withheld from the benefits provided under this Agreement. The Executive acknowledges that the Bank's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies).

XIV. ADMINISTRATIVE AND CLAIMS PROCEDURES

A. Plan Administrator:

The "Plan Administrator" of this Agreement shall be The Lyons National Bank. As Plan Administrator, the Bank shall be responsible for the management, control and administration of the Agreement. The Plan Administrator may delegate to others certain aspects of the management and operation responsibilities of the Agreement including the employment of advisors and the delegation of ministerial duties to qualified individuals.

B. Claims Procedure:

a. Filing a Claim for Benefits:

Any insured, Beneficiary, or other individual, ("Claimant") entitled to benefits under this Agreement will file a claim request with the Plan Administrator. The Plan Administrator will, upon written request of a Claimant, make available copies of all forms and instructions necessary to file a claim for benefits or advise the Claimant where such forms and instructions may be obtained. If the claim relates to disability benefits, then the Plan Administrator shall designate a sub-committee to conduct the initial review of the claim (and applicable references below to the Plan Administrator shall mean such sub-committee).

b. Denial of Claim:

A claim for benefits under this Agreement will be denied if the Bank determines that the Claimant is not entitled to receive benefits under the Agreement. Notice of a denial shall be furnished the Claimant within a reasonable period of time after receipt of the claim for benefits by the Plan Administrator. This time period shall not exceed more than ninety (90) days after the receipt of the properly submitted claim. In the event that the claim for benefits pertains to disability, the Plan Administrator shall provide written notice within forty-five (45) days. However, if the Plan Administrator determines, in its discretion, that an extension of time for processing the claim is required, such extension shall not exceed an additional ninety (90) days. In the case of a claim for disability benefits, the forty-five (45) day review period may be extended for up to thirty (30) days if necessary due to circumstances beyond the Plan Administrator's control, and for an additional thirty (30) days, if necessary. Any extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Plan Administrator expects to render the determination on review.

c. Content of Notice:

The Plan Administrator shall provide written notice to every Claimant who is denied a claim for benefits which notice shall set forth the following:

(i.) The specific reason or reasons for the denial;

(ii.) Specific reference to pertinent Agreement provisions on which the denial is based;

(iii.) A description of any additional material or information necessary for the Claimant to perfect the claim, and any explanation of why such material or information is necessary; and

(iv.) Any other information required by applicable regulations, including with respect to disability benefits.

d. Review Procedure:

The purpose of the Review Procedure is to provide a method by which a Claimant may have a reasonable opportunity to appeal a denial of a claim to the Plan Administrator for a full and fair review. The Claimant, or his duly authorized representative, may:

(i.) Request a review upon written application to the Plan Administrator. Application for review must be made within sixty (60) days of receipt of written notice of denial of claim. If the denial of claim pertains to disability, application for review must be made within one hundred eighty (180) days of receipt of written notice of the denial of claim;

(ii.) Review and copy (free of charge) pertinent Agreement documents, records and other information relevant to the Claimant's claim for benefits;

(iii.) Submit issues and concerns in writing, as well as documents, records, and other information relating to the claim.

e. Decision on Review:

A decision on review of a denied claim shall be made in the following manner:

(i.) The Plan Administrator may, in its sole discretion, hold a hearing on the denied claim. If the Claimant's initial claim is for disability benefits, any review of a denied claim shall be made by members of the Plan Administrator other than the original decision maker(s) and such person(s) shall not be a subordinate of the original decision maker(s). The decision on review shall be made promptly, but generally not later than sixty (60) days after receipt of the application for review. In the event that the denied claim pertains to disability, such decision shall not be made later than forty-five (45) days after receipt of the application for review. If the Plan Administrator determines that an extension of time for processing is required, written notice of the extension shall be furnished to the Claimant prior to the termination of the initial sixty (60) day period. In no event shall the extension exceed a period of sixty (60) days from the end of the initial period. In the event the denied claim pertains to disability, written notice of such extension shall be furnished to the Claimant prior to the termination of the initial forty-five (45) day period. In no event shall the extension exceed a period of thirty (30) days from the end of the initial period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Plan Administrator expects to render the determination on review.

(ii.) The decision on review shall be in writing and shall include specific reasons for the decision written in an understandable manner with specific references to the pertinent Agreement provisions upon which the decision is based.

(iii.) The review will take into account all comments, documents, records and other information submitted by the Claimant relating to the claim without regard to whether such information was submitted or considered in the initial benefit determination. Additional considerations shall be required in the case of a claim for disability benefits. For example, the claim will be reviewed without deference to the initial adverse benefits determination and, if the initial adverse benefit determination was based in whole or in part on a medical judgment, the Plan Administrator will consult with a health care professional with appropriate training and experience in the field of medicine involving the medical judgment. The health care professional who is consulted on appeal will not be the same individual who was consulted during the initial determination or the subordinate of such individual. If the Plan Administrator obtained the advice of medical or vocational experts in making the initial adverse benefits determination (regardless of whether the advice was relied upon), the Plan Administrator will identify such experts.

(iv.) The decision on review will include a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records or other information relevant to the Claimant's claim for benefits.

f. Exhaustion of Remedies:

A Claimant must follow the claims review procedures under this Agreement and exhaust his or her administrative remedies before taking any further action with respect to a claim for benefits.

C. Arbitration:

If claimants continue to dispute the benefit denial based upon completed performance of this Agreement or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to an Arbitrator for final arbitration. The Arbitrator shall be selected by mutual agreement of the Bank and the claimants. The Arbitrator shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Arbitrator with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank's discharge of the Executive "for cause," such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

IN WITNESS WHEREOF, the Bank has caused this Agreement to be signed in its corporate name by its duly authorized officer, and attested by its Secretary, and Executive hereunto set his hand and seal, all on the day and year first above written.

THE LYONS NATIONAL BANK
Lyons, New York

Secretary	By: (Bank Officer other than Executive) Title
Witness	Thomas L. Kime

14

EXHIBIT 6.12

(See Attached)

LIFE INSURANCE

ENDORSEMENT METHOD SPLIT DOLLAR PLAN

AGREEMENT

Insurer:	Massachusetts Mutual Life Insurance Company
Policy Number:	0075547
Bank:	The Lyons National Bank
Insured:	Stephen V. DeRaddo
Relationship of Insured to Bank:	Executive
Trust:	Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and The Endorsement Method Split Dollar Plan Agreement

The respective rights and duties of the Bank and the Insured in the above-referenced policy shall be pursuant to the terms set forth below:

I. DEFINITIONS

Refer to the policy contract for the definition of any terms in this Agreement that are not defined herein. If the definition of a term in the policy is inconsistent with the definition of a term in this Agreement, then the definition of the term as set forth in this Agreement shall supersede and replace the definition of the terms as set forth in the policy.

II. POLICY TITLE AND OWNERSHIP

Title and ownership shall reside in the Trustee for the Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and the Endorsement Method Split Dollar Plan Agreement for its use and for the use of the Insured all in accordance with this Agreement. The Trustee at the direction of the Bank may, to the extent of its interest, exercise the right to borrow or withdraw on the policy cash values. Where the Trustee at the direction of the Bank and the Insured (or assignee, with the consent of the Insured) mutually agree to exercise the right to increase the coverage under the subject Beneficiary Designation Agreement, then, in such event, the rights, duties and benefits of the parties to such increased coverage shall continue to be subject to the terms of this Agreement.

III. BENEFICIARY DESIGNATION RIGHTS

The Insured (or assignee) shall have the right and power to designate a beneficiary or beneficiaries to receive the Insured's share of the proceeds payable upon the death of the Insured, and to elect and change a payment option for such beneficiary, subject to any right or interest the Trustee at the direction of the Bank or the Trust may have in such proceeds, as provided in this Agreement.

IV. PREMIUM PAYMENT METHOD

Subject to the Bank's absolute right to surrender or terminate the policy at any time and for any reason, the Bank or the Trustee at the direction of the Bank shall pay an amount equal to the planned premiums and any other premium payments that might become necessary to keep the policy in force.

V. TAXABLE BENEFIT

Annually the Insured will receive a taxable benefit equal to the imputed value of insurance as required by the Internal Revenue Service. The Bank (or its administrator) will report to the Insured the amount of imputed income each year on Form W-2 or its equivalent.

VI. DIVISION OF DEATH PROCEEDS

Subject to Paragraphs VII and IX herein, the division of the death proceeds of the policy is as follows:

A. Should the Insured be employed by the Bank at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary and deferred compensation) at the time of death, or Five Hundred Thousand Dollars ($500,000), whichever is greater.

B. Should the Insured be retired from the Bank or terminated from the Bank due to disability, at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary and deferred compensation) at the time of said termination, or Five Hundred Thousand Dollars ($500,000), whichever is greater.

C. Should the Insured not be employed by the Bank for reasons other than retirement or disability, at the time of the Insured's death, no death benefit shall be paid.

D. The Bank shall be entitled to the remainder of such proceeds.

E. The Bank and the Insured (or assignees) shall share in any interest due on the death proceeds on a pro rata basis as the proceeds due each respectively bears to the total proceeds, excluding any such interest.

VII. DIVISION OF THE CASH SURRENDER VALUE OF THE POLICY

The Bank or the Trust shall at all times be entitled to an amount equal to the policy's cash value, as that term is defined in the policy contract, less any policy loans and unpaid interest or cash withdrawals previously incurred by the Bank or the Trustee at the direction of the Bank and any applicable surrender charges. Such cash value shall be determined as of the date of surrender or death as the case may be.

VIII. RIGHTS OF PARTIES WHERE POLICY ENDOWMENT OR ANNUITY ELECTION EXISTS

In the event the policy involves an endowment or annuity element, the Bank's or the Trust' right and interest in any endowment proceeds or annuity benefits, on expiration of the deferment period, shall be determined under the provisions of this Agreement by regarding such endowment proceeds or the commuted value of such annuity benefits as the policy's cash value. Such endowment proceeds or annuity benefits shall be considered to be like death proceeds for the purposes of division under this Agreement.

IX. TERMINATION OF AGREEMENT

A. This Agreement shall terminate upon the occurrence of any one of the following:

1. This Agreement terminates at the earlier of age seventy (70) or termination of employment;

2. The Insured shall be discharged from employment with the Bank for cause. The term "for cause" shall mean any of the following that result in an adverse effect on the Bank: (i) gross negligence or gross neglect; (ii) the commission of a felony or gross misdemeanor involving fraud or dishonesty; (iii) the willful violation of any law, rule, or regulation (other than a traffic violation or similar offense) that has a negative impact on the

Bank; (iv) an intentional failure to perform stated duties; or (v) a breach of fiduciary duty involving personal profit;

3. Voluntary or involuntary termination of employment by the Executive; or

B. Except as provided above, this Agreement shall terminate upon distribution of the death benefit proceeds in accordance with Paragraph VI above.

X. INSURED'S OR ASSIGNEE'S ASSIGNMENT RIGHTS

The Insured may not, without the written consent of the Bank or the Trustee at the direction of the Bank, assign to any individual, trust or other organization, any right, title or interest in the subject policy nor any rights, options, privileges or duties created under this Agreement.

XI. AGREEMENT BINDING UPON THE PARTIES

This Agreement shall bind the Insured and the Bank or the Trustee at the direction of the Bank, their heirs, successors, personal representatives and assigns.

XII. ADMINISTRATIVE AND CLAIMS PROVISIONS

The following provisions are part of this Agreement and are intended to meet the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"):

A. Plan Administrator.

The "Plan Administrator" of this Joint Beneficiary Designation Agreement shall be The Lyons National Bank. As Plan Administrator, the Bank or the Trustee at the direction of the Bank shall be responsible for the management, control, and administration of this Joint Beneficiary Designation Agreement as established herein. The Plan Administrator may delegate to others certain aspects of the management and operation responsibilities of the Plan, including the employment of advisors and the delegation of any ministerial duties to qualified individuals.

B. Basis of Payment of Benefits.

Direct payment by the Insurer is the basis of payment of benefits under this Agreement, with those benefits in turn being based on the payment of premiums as provided in this Agreement.

C. Claim Procedures.

Claim forms or claim information as to the subject policy can be obtained by contacting Benmark, Inc. (800-544-6079). When the Plan Administrator has a claim which may be covered under the provisions described in the insurance policy, they should contact the office named above, and they will either complete a claim form and forward it to an authorized representative of the Insurer or advise the Plan Administrator what further requirements are necessary. The Insurer will evaluate and make a decision as to payment. If the claim is payable, a benefit check will be issued in accordance with the terms of this Agreement.

In the event that a claim is not eligible under the policy, the Insurer will notify the Plan Administrator of the denial pursuant to the requirements under the terms of the policy. If the Plan Administrator is dissatisfied with the denial of the claim and wishes to contest such claim denial, they should contact the office named above and they will assist in making an inquiry to the Insurer. All objections to the Insurer's actions should be in writing and submitted to the office named above for transmittal to the Insurer.

XIII. GENDER

Whenever in this Agreement words are used in the masculine or neutral gender, they shall be read and construed as in the masculine, feminine or neutral gender, whenever they should so apply.

XIV. INSURANCE COMPANY NOT A PARTY TO THIS AGREEMENT

The Insurer shall not be deemed a party to this Agreement, but will respect the rights of the parties as herein developed upon receiving an executed copy of this Agreement. Payment or other performance in accordance with the policy provisions shall fully discharge the Insurer from any and all liability.

XV. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive's beneficiary(ies) shall be entitled to receive the benefits in Paragraph VI (A) as if the Executive had been employed by the Bank at the time of death. Change of Control shall include a "change in the ownership" of the Holding Company, a "change in the effective control" of the Holding Company, or a "change in the ownership of a substantial portion of the assets" of the Holding Company, as each term is defined hereafter.

A. For purposes of this Agreement, a "change in the ownership" of the Holding Company occurs on the date that any one person, or more than one person acting as a group acquires ownership of stock of the Holding Company, that together with stock held by such person or group of persons, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Holding Company.

B. For purposes of this Agreement, a "change in the effective control" of the Holding Company occurs only on the date that either: (1) any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Holding Company possessing thirty five percent (35%) or more of the total voting power of the stock of the Holding Company; or (2) a majority of members of the Holding Company's Board of Directors is replaced during a 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors prior to the date of the appointment or election.

C. For purposes of this Agreement, a "change in the ownership of a substantial portion of the assets" of the Holding Company occurs on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Holding Company that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all assets of the Holding Company immediately prior to such acquisition or acquisitions. For purposes of this paragraph, gross fair market value means the value of the assets of the Holding Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

XVI. AMENDMENT OR REVOCATION, AND EXCHANGE OF POLICY

It is agreed by and between the parties hereto that, during the lifetime of the Insured, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Insured and the Bank.

XVII. EFFECTIVE DATE

The Effective Date of this Agreement shall be February 28, 2007.

XVIII. SEVERABILITY AND INTERPRETATION

If a provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall nonetheless be enforceable according to their terms. Further, in the event that any provision is held to be overbroad as written such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable according to law and enforced as amended.

XIX. APPLICABLE LAW

The laws of the State of New York shall govern the validity and interpretation of this Agreement.

Executed at Lyons, New York this 31st day of December, 2007.

THE LYONS NATIONAL BANK
Lyons, NY

By: ______________________ President/CEO
(Bank Officer other than Insured) Title

____
Witness

____
Stephen V. DeRaddo

____
Witness

SCHEDULE TO EXHIBIT 6.12 FORM OF LIFE INSURANCE ENDORSEMENT METHOD SPLIT DOLLAR PLAN AGREEMENT BY AND AMONG THE LYONS NATIONAL BANK AND CERTAIN EXECUTIVES

The Life Insurance Endorsement Method Split Dollar Plan Agreement attached as Exhibit 6.12 is substantially identical in all material respects to the Life Insurance Endorsement Method Split Dollar Plan Agreement entered into by the Lyons National Bank and the following additional executive officer, except as follows:

Name	Policy Number
Thomas L. Kime	0975548

{1477830: }

EXHIBIT 6.13

(See Attached)

EXECUTIVE SALARY CONTINUATION AGREEMENT

THIS AGREEMENT, made and entered into this 31st day of December, 2007, by and between The Lyons National Bank, a bank organized and existing under the laws of the United States of America (hereinafter referred to as the "Bank"), and Stephen V. DeRaddo, an Executive of the Bank (hereinafter referred to as the "Executive"), a member of a select group of management and highly compensated employees of the Bank.

WITNESSETH:

WHEREAS, the Executive has been and continues to be a valued Executive of the Bank;

WHEREAS, the purpose of this Agreement is to further the growth and development of the Bank by providing the Executive with supplemental retirement income, and thereby encourage the Executive's productive efforts on behalf of the Bank and the Bank's shareholders, and to align the interests of the Executive and those shareholders.

WHEREAS, it is the desire of the Bank and the Executive to enter into this Agreement under which the Bank will agree to make certain payments to the Executive at retirement or the Executive's Beneficiary in the event of the Executive's death pursuant to this Agreement;

ACCORDINGLY, it is intended that the Agreement be "unfunded" for purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and not be construed to provide income to the participant or beneficiary under the Internal Revenue Code of 1986, as amended (the "Code"), particularly Section 409A of the Code and guidance or regulations issued thereunder, prior to actual receipt of benefits; and

THEREFORE, it is agreed as follows:

I. EFFECTIVE DATE

The Effective Date of this Agreement shall be February 28, 2007.

II. FRINGE BENEFITS

The salary continuation benefits provided by this agreement are granted by the Bank as a fringe benefit to the Executive and are not part of any salary reduction plan or an arrangement deferring a bonus or a salary increase. The Executive has no option to take any current payment or bonus in lieu of these salary continuation benefits except as set forth hereinafter.

III. DEFINITIONS

A. Beneficiary:

The Executive shall have the right to name a Beneficiary of the Death Benefit. The Executive shall have the right to name such Beneficiary at any time prior to the Executive's death and submit it to the Plan Administrator (or Plan Administrator's representative) on the form provided. Once received and acknowledged by the Plan Administrator, the form shall be effective. The Executive may change a Beneficiary designation at any time by submitting a new form to the Plan Administrator. Any such change shall follow the same rules as for the original Beneficiary designation and shall automatically supersede the existing Beneficiary form on file with the Plan Administrator.

If the Executive dies without a valid Beneficiary designation on file with the Plan Administrator, death benefits shall be paid to the Executive's estate.

If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Executive and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

B. Change in Control:

"Change in Control" shall mean a change in ownership or control of the Bank as defined in Treasury Regulation Section 1.409A-3(i)(5) or any subsequently applicable Treasury Regulation.

C. Disability or Disabled:

"Disability or Disabled" shall mean the Executive: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering Executives of the Bank, provided that the definition of Disability applied under such Disability insurance programs complies with the requirements of Section 409A. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of Social Security Administration's or the provider's determination.

D. Discharge for Cause:

The term "for cause" shall mean any of the following that result in an adverse effect on the Bank: (i) the commission of a felony or gross misdemeanor involving fraud or dishonesty; (ii) the willful violation of any banking law, rule, or banking regulation (other than a traffic violation or similar offense); (iii) an intentional failure to perform stated duties; or (iv) a breach of fiduciary duty involving personal profit. If a dispute arises as to discharge "for cause," such dispute shall be resolved by arbitration as set forth in this Agreement.

E. Early Retirement Date:

The Executive may retire early provided the Executive has attained age fifty-five (55) and has been employed by the Bank for twenty (20) full years from the date of first service.

F. Normal Retirement Age:

"Normal Retirement Age" shall mean the date on which the Executive attains age sixty-two (62).

G. Plan Year:

Any reference to "Plan Year" shall mean a calendar year from January 1st to December 31st. In the year of implementation, the term "Plan Year" shall mean the period from the Effective Date to December 31st of the year of the Effective Date.

H. Restriction on Timing of Distribution:

Notwithstanding any provision of this Agreement to the contrary, distributions to the Executive may not commence earlier than six (6) months after the date of a Separation from Service, as that term is used under Section 409A if, pursuant to Internal Revenue Code Section 409A, the Executive is considered a "specified employee" under Internal Revenue Code Section 416(i), of the Bank if any stock of the Bank is publicly traded on an established securities market or otherwise. In the event a distribution is delayed pursuant to this paragraph, the originally scheduled payment shall be delayed for six (6) months, and shall commence instead on the first day of the seventh month following Separation from Service. If payments are scheduled to be made in installments, the first six (6) months of installment payments shall be delayed, aggregated, and paid instead on the first day of the seventh month, after which all installment payments shall be made on their regular schedule. If payment is scheduled to be made in a lump sum, the lump payment shall be delayed for six (6) months and instead be made on the first day of the seventh month.

I. Retirement Date:

"Retirement Date" shall mean the later of the Executive's sixty-second (62nd) birthday (February 25, 2022) or Separation from Service.

J. Separation from Service:

"Separation from Service" shall mean the Executive has experienced a termination of employment with the Bank. For purposes of this Agreement, whether a termination of employment or service has occurred is determined based on whether the facts and circumstances indicate that the Bank and Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Executive would perform after such date (whether as an Executive or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an Executive or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Bank if the Executive has been providing services to the Bank less than 36 months). Facts and circumstances to be considered in making this determination include, but are not limited to, whether the Executive continues to be treated as an Executive for other purposes (such as continuation of salary and participation in Executive benefit programs), whether similarly situated service providers have been treated consistently, and whether the Executive is permitted, and realistically available, to perform services for other service recipients in the same line of business. An Executive will be presumed not to have separated from service where the level of bona fide services performed continues at a level that is fifty percent (50%) or more of the average level of service performed by the Executive during the immediately preceding thirty-six (36) month period.

K. Contingent Disability Trust (attached as Exhibit "A"):

The Trust shall remain unfunded until the Executive experiences any qualifying period of Disability. Following any qualifying period of disability, the Trustee shall receive deposits from Mass Mutual in the form of disbursements made arising out of the disability policy on the Executive (hereafter "Contributions"). The Trustee is also authorized to accept deposits from the Bank, or other sources. Any and all deposits made to the Trust will constitute the Trust Account ("Account") which shall be held, administered and disposed of by Trustee as provided in the Trust Agreement.

The principal of the Trust, and any earning therefrom shall be held separate and apart from other funds of the Bank and shall be used exclusively for the uses and purposes of the Executive. No part of the Trust corpus is intended at any time or under any circumstances to revert to the Bank. All deposits so received with the income therefrom and any other increment thereon shall be held, managed and administered by the Trustee pursuant to the terms of this Trust.

IV. EARLY RETIREMENT

Subject to Subparagraph III (E), upon Separation from Service as previously defined, the Executive shall receive the benefits set forth in Paragraph V subject to the vesting stated in Paragraph VIII, and based upon the Executive's compensation at said Separation from Service. Said Early Retirement benefit shall be paid thirty (30) days following the Executive's Separation from Service. This benefit shall be paid in ten (10) equal annual installments.

V. RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Upon attainment of the Retirement Date, the Bank shall pay the Executive an annual benefit equal to twenty-five percent (25%) of the Executive's average of highest three (3) years (salary and deferred compensation) prior to the Executive's retirement. The benefit shall be payable beginning thirty (30) days following retirement, subject to Subparagraph III (I), in equal monthly installments (1/12th of the annual benefit) for one hundred and eighty (180) months. However, if less than one hundred and eighty (180) such monthly payments have been made prior to the death of the Executive, the Bank shall continue such monthly payments to the Beneficiary, until the full number of one hundred and eighty (180) monthly payments have been made.

VI. DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Executive should die at any time after the Effective Date of this Agreement, the Executive shall become one hundred percent (100%) vested in the value of the Executive's Accrued Liability Retirement Account. The benefit shall be payable in a lump sum to the Executive's Beneficiary within sixty (60) days of the Executive's death.

VII. BENEFIT ACCOUNTING/ ACCRUED LIABILITY RETIREMENT ACCOUNT

The Bank shall account for this benefit using the regulatory accounting principles of the Bank's primary federal regulator. The Bank shall establish an Accrued Liability Retirement Account for the Executive into which appropriate reserves shall be accrued.

VIII. VESTING

The Executive shall be entitled to receive six and sixty seven one hundredths percent (6.67%) times the number of full years the Executive has been employed by the Bank from the date of this Agreement, to a maximum of one hundred percent (100%).

IX. TERMINATION PRIOR TO NORMAL RETIREMENT AGE

Subject to Subparagraph X, in the event that the active employment of the Executive shall terminate prior to retirement, as provided in Paragraph III (D), by the Executive's voluntary action, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the balance of Executive's Accrued Liability Retirement Account, on the date of Separation from Service, multiplied by Executive's cumulative vested percentage as set forth in Paragraph VIII hereinabove. The payments are to begin thirty (30) days following the Executive's Separation from Service. This benefit shall be paid in ten (10) equal annual installments without interest.

Subject to Subparagraph X, in the event that the active employment of the Executive shall terminate prior to retirement, as provided in Paragraph III (D), due to the Executive's discharge by the Bank without cause, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability retirement account at termination. These payments shall begin thirty (30) days following Separation from Service. This benefit shall be paid in ten (10) equal annual installments with interest equal to the average of Federal funds rate for the twelve (12) months immediately preceding the Executive's Separation from Service.

In the event the Executive's death should occur after such severance but prior to the completion of the annual payments provided for in this paragraph, the Bank shall continue to pay such annual installments to the Beneficiary, until the full number of ten (10) annual payments have been made.

X. DISCHARGE FOR CAUSE

Not withstanding anything to the contrary, in the event the Executive shall be Discharged for Cause at any time, this Agreement shall terminate and all benefits provided herein shall be forfeited.

XI. DISABILITY OR DISABLED

In the event that there is a finding of any qualified period of Disability for the Executive, the Bank will deposit into the Contingent Disability Trust (hereafter "Trust" and attached as Exhibit "A") for the Executive, an amount equal to the Accrued Liability Retirement Account established on the Executive's behalf pursuant to this Agreement. No other benefits will be owed to the Executive under this Agreement during the period of Disability.

The Trust shall be an unfunded Trust until such time that the Executive is deemed Disabled, as previously defined.

If the Executive is Disabled on the date the Executive reaches Normal Retirement Age, this Agreement shall automatically terminate and the Executive shall not be entitled to any further benefits under this Agreement.

If the period of Disability ends prior to Normal Retirement Age and the Executive returns to active employment with the Bank, the Bank will pay the Executive a reduced retirement benefit amount. The retirement benefit amount shall be reduced by the twenty (20) year annual annuity that would be payable from the Trust assuming the trust assets earned on a net of four percent (4%) annually starting from the date of the existence of said Trust.

XII. NON-COMPETE

The payment of benefits under this Agreement shall be contingent upon the Executive's not engaging in any activity that directly or indirectly competes with the Banks interests, within twenty-five (25) miles of any physical office of the Bank existing at the time of Executive's retirement or voluntary termination. This provision shall last for three (3) years from termination of employment. However, this provision shall not apply in the event of a Change in Control as defined in Subparagraph III (B).

XIII. CHANGE IN CONTROL

Upon a Change in Control, the Executive shall become one hundred percent (100%) vested in the Retirement Benefit. The Executive shall receive the Retirement Benefit as if the Executive had been continuously employed by the Bank until the Executive's Normal Retirement Age. Such benefit shall be paid in a lump sum within thirty (30) days following the Change in Control.

XIV. MISCELLANEOUS

A. Alienability and Assignment Prohibition:

Neither the Executive nor any other Beneficiary under this Agreement shall have any power or right to transfer, assign, anticipate, hypothecate, mortgage, commute, modify or otherwise encumber in advance any of the benefits payable hereunder without prior approval of the Bank, nor shall any of said benefits be subject to seizure for the payment of any debts, judgments, alimony or separate maintenance owed by the Executive or the Executive's Beneficiary, nor be transferable by operation of law in the event of bankruptcy, insolvency or otherwise. In the event the Executive or any Beneficiary attempts assignment, commutation, hypothecation, transfer or disposal of the benefits hereunder, such attempt shall be void and have no effect and shall not be recognized by the Bank.

B. Amendment or Revocation:

It is agreed by and between the parties hereto that, during the lifetime of the Executive, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Executive and the Bank. Any such amendment shall not be effective to decrease or restrict any Executive's accrued benefit under this Agreement, determined as of the date of amendment, unless agreed to in writing by the Executive, and provided further, no amendment shall be made, or if made, shall be effective, if such amendment would cause the Agreement to violate Internal Revenue Code Section 409A.

C. Applicable Law:

The validity and interpretation of this Agreement shall be governed by the laws of the State where the principal corporate office of the Bank is located.

D. Binding Obligation of the Bank and any Successor in Interest:

The Bank shall not merge or consolidate into or with another bank or sell substantially all of its assets to another bank, firm or person until such bank, firm or person expressly agree, in writing, to assume and discharge the duties and obligations of the Bank under this Agreement. This Agreement shall be binding upon the parties hereto, their successors, beneficiaries, heirs and personal representatives.

E. Gender:

Whenever in this Agreement words are used in the masculine or neutral gender, they shall be read and construed as in the masculine, feminine or neutral gender, whenever they should so apply.

F. Headings:

Headings and subheadings in this Agreement are inserted for reference and convenience only and shall not be deemed a part of this Agreement.

G. Not a Contract of Employment:

This Agreement shall not be deemed to constitute a contract of employment between the parties hereto, nor shall any provision hereof restrict the right of the Bank to discharge the Executive, or restrict the right of the Executive to terminate employment.

H. Opportunity to Consult with Independent Advisors:

If any term, provision, covenant, or condition of this Agreement is determined by an arbitrator or a court, as the case may be, to be invalid, void, or unenforceable, such determination shall not render any other term, provision, covenant, or condition invalid, void, or unenforceable, and the Agreement shall remain in full force and effect notwithstanding such partial invalidity.

I. Permissible Acceleration Provision:

Under Treasury Regulation Section 1.409A-3(j)(4), a payment of deferred compensation may not be accelerated except as provided in regulations by the Internal Revenue Code. This Agreement allows all permissible payment accelerations under 1.409A-3(j)(4) that include but are not limited to payments necessary to comply with a domestic relations order, payments necessary to comply with certain conflict of interest rules, payments intended to pay employment taxes, and other permissible payments are allowed as permitted by statute or regulation.

J. Subsequent Changes to Time and Form of Payment:

The Bank may permit subsequent changes to the time and form of payment. Any such change shall be considered made only when it becomes irrevocable under the terms of the Agreement. Any subsequent time and form of payment changes will be considered irrevocable not later than thirty (30) days following acceptance of the change by the Plan Administrator, subject to the following rules:

a. the subsequent change may not take effect until at least twelve (12) months after the date on which the change is made;

b. the payment (except in the case of death, disability, or unforeseeable emergency) upon which the change is made is deferred for a period of not less than five (5) years from the date such payment would otherwise have been paid; and

c. in the case of a payment made at a specified time, the change must be made not less than twelve (12) months before the date the payment is scheduled to be paid.

K. Tax Withholding:

The Bank shall withhold any taxes that are required to be withheld from the benefits provided under this Agreement. The Executive acknowledges that the Bank's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies).

XV. ADMINISTRATIVE AND CLAIMS PROCEDURES

A. Plan Administrator:

The "Plan Administrator" of this Agreement shall be The Lyons National Bank. As Plan Administrator, the Bank shall be responsible for the management, control and administration of the Agreement. The Plan Administrator may delegate to others certain aspects of the management and operation responsibilities of the Agreement including the employment of advisors and the delegation of ministerial duties to qualified individuals.

B. Claims Procedure:

a. Filing a Claim for Benefits:

Any insured, Beneficiary, or other individual, ("Claimant") entitled to benefits under this Agreement will file a claim request with the Plan Administrator. The Plan Administrator will, upon written request of a Claimant, make available copies of all forms and instructions necessary to file a claim for benefits or advise the Claimant where such forms and instructions may be obtained. If the claim relates to disability benefits, then the Plan Administrator shall designate a sub-committee to conduct the initial review of the claim (and applicable references below to the Plan Administrator shall mean such sub-committee).

b. Denial of Claim:

A claim for benefits under this Agreement will be denied if the Bank determines that the Claimant is not entitled to receive benefits under the Agreement. Notice of a denial shall be furnished the Claimant within a reasonable period of time after receipt of the claim for benefits by the Plan Administrator. This time period shall not exceed more than ninety (90) days after the receipt of the properly submitted claim. In the event that the claim for benefits pertains to disability, the Plan Administrator shall provide written notice within forty-five (45) days. However, if the Plan Administrator determines, in its discretion, that an extension of time for processing the claim is required, such extension shall not exceed an additional ninety (90) days. In the case of a claim for disability benefits, the forty-five (45) day review period may be extended for up to thirty (30) days if necessary due to circumstances beyond the Plan Administrator's control, and for an additional thirty (30) days, if necessary. Any extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Plan Administrator expects to render the determination on review.

c. Content of Notice:

The Plan Administrator shall provide written notice to every Claimant who is denied a claim for benefits which notice shall set forth the following:

(i.) The specific reason or reasons for the denial;

(ii.) Specific reference to pertinent Agreement provisions on which the denial is based;

(iii.) A description of any additional material or information necessary for the Claimant to perfect the claim, and any explanation of why such material or information is necessary; and

(iv.) Any other information required by applicable regulations, including with respect to disability benefits.

d. Review Procedure:

The purpose of the Review Procedure is to provide a method by which a Claimant may have a reasonable opportunity to appeal a denial of a claim to the Plan Administrator for a full and fair review. The Claimant, or his duly authorized representative, may:

(i.) Request a review upon written application to the Plan Administrator. Application for review must be made within sixty (60) days of receipt of written notice of denial of claim. If the denial of claim pertains to disability, application for review must be made within one hundred eighty (180) days of receipt of written notice of the denial of claim;

(ii.) Review and copy (free of charge) pertinent Agreement documents, records and other information relevant to the Claimant's claim for benefits;

(iii.) Submit issues and concerns in writing, as well as documents, records, and other information relating to the claim.

e. Decision on Review:

A decision on review of a denied claim shall be made in the following manner:

(i.) The Plan Administrator may, in its sole discretion, hold a hearing on the denied claim. If the Claimant's initial claim is for disability benefits, any review of a denied claim shall be made by members of the Plan Administrator other than the original decision maker(s) and such person(s) shall not be a subordinate of the original decision maker(s). The decision on review shall be made promptly, but generally not later than sixty (60) days after receipt of the application for review. In the event that the denied claim pertains to disability, such decision shall not be made later than forty-five (45) days after receipt of the application for review. If the Plan Administrator determines that an extension of time for processing is required, written notice of the extension shall be furnished to the Claimant prior to the termination of the initial sixty (60) day period. In no event shall the extension exceed a period of sixty (60) days from the end of the initial period. In the event the denied claim pertains to disability, written notice of such extension shall be furnished to the Claimant prior to the termination of the initial forty-five (45) day period. In no event shall the extension exceed a period of thirty (30) days from the end of the initial period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Plan Administrator expects to render the determination on review.

(ii.) The decision on review shall be in writing and shall include specific reasons for the decision written in an understandable manner with specific references to the pertinent Agreement provisions upon which the decision is based.

(iii.) The review will take into account all comments, documents, records and other information submitted by the Claimant relating to the claim without regard to whether such information was submitted or considered in the initial benefit determination. Additional considerations shall be required in the case of a claim for disability benefits. For example, the claim will be reviewed without deference to the initial adverse benefits determination and, if the initial adverse benefit determination was based in whole or in part on a medical judgment, the Plan Administrator will consult with a health care professional with appropriate training and experience in the field of medicine involving the medical judgment. The health care professional who is consulted on appeal will not be the same individual who was consulted during the initial determination or the subordinate of such individual. If the Plan Administrator obtained the advice of medical or vocational experts in making the initial adverse benefits determination (regardless of whether the advice was relied upon), the Plan Administrator will identify such experts.

(iv.) The decision on review will include a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records or other information relevant to the Claimant's claim for benefits.

f. Exhaustion of Remedies:

A Claimant must follow the claims review procedures under this Agreement and exhaust his or her administrative remedies before taking any further action with respect to a claim for benefits.

C. Arbitration:

If claimants continue to dispute the benefit denial based upon completed performance of this Agreement or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to an Arbitrator for final arbitration. The Arbitrator shall be selected by mutual agreement of the Bank and the claimants. The Arbitrator shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Arbitrator with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank's discharge of the Executive "for cause," such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

IN WITNESS WHEREOF, the Bank has caused this Agreement to be signed in its corporate name by its duly authorized officer, and attested by its Secretary, and Executive hereunto set his hand and seal, all on the day and year first above written.

THE LYONS NATIONAL BANK
Lyons, New York

Secretary

By ______ President/CEO
(Bank Officer other than Executive) Title

Witness

Stephen V. DeRaddo

EXHIBIT 6.14

(See Attached)

AMENDMENT

To the Deferred Compensation Agreement for Thomas L. Kime

THIS AMENDMENT, made and entered into this 1st day of January 2008, by and between The Lyons National Bank, a bank organized and existing under the laws of the United States of America (hereinafter referred to as the "Bank"), and Thomas L. Kime, an Executive of the Bank (hereinafter referred to as the "Executive"), shall effectively amend the Lyons National Bank Deferred Compensation Agreement effective January 1, 2008 (hereinafter referred to as the "Agreement") as specifically set forth herein. Pursuant to number three (3) of the Agreement (page #2), the Bank and the Executive herby adopt the following:

In December of 2007, the Compensation Committee of the Board of Directors approved to increase the annual Deferred Compensation payment to the Executive from Ten Thousand Dollars ($10,000) to Fifteen Thousand Dollars ($15,000) to be effective January 1, 2008.

Number three (3) of the Agreement shall now read:

Deferred Compensation Payments - During the Executive's period of employment with the Company following execution of this Agreement, the Company shall make an annual payment to a separate account maintained for the Executive. The annual payment to Executive shall be **Fifteen Thousand Dollars ($15,000) (the "Payment")**. The Payment shall be invested in the common stock of the Holding Company. If a dividend is paid on the shares credited to the Executive's separate account, the Executive's separate account shall be credited with such dividend (the "Dividend", which together with the Payment, shall hereinafter be referred to as the "Benefit"), which dividend shall be reinvested in the common stock of the Holding Company, except that no fractional shares shall be credited to the Executive's separate account. The price per share for all shares of the Holding Company purchased by the Company for the benefit of Executive shall be the average of the daily closing price of the stock for each day within the past quarter. The closing price on Fridays will be used to determine the closing price for Saturdays and Sundays and the closing price on the last business day before a holiday that results in the closure of the financial markets will be used to determine the closing price for that holiday.

This Amendment shall be effective the 1st day of January 2008. To the extent that any term, provision, or paragraph of the Agreement is not specifically amended herein, or in any other amendment thereto, said term, provision, or paragraph shall remain in full force and effect as set forth in said Agreement.

IN WITNESS WHEREOF, the parties hereto acknowledge that each has carefully read this Amendment and executed the original thereof on the first day set forth hereinabove, and that upon execution, each has received a conforming copy.

	THE LYONS NATIONAL BANK Lyons, New York
COMPANY:	By: ________________________ Name: James E. Santelli Title: Chair Compensation Committee
HOLDING COMPANY:	**LYONS BANCORP, INC.**
	By: ________________________ Name: James E. Santelli Title: Chair Compensation Committee
EXECUTIVE:	________________________ Thomas L. Kime

EXHIBIT 6.15

(See Attached)

THE LYONS NATIONAL BANK
SUPPLEMENTAL EXECUTIVE RETIREMENT AGREEMENT

THIS SUPPLEMENTAL EXECUTIVE RETIREMENT AGREEMENT ("Agreement") is made and entered into this 6 day of July, 2009, between THE LYONS NATIONAL BANK ("Bank"), a bank located in Lyons, New York, and DIANA R. JOHNSON ("Executive").

Article 1 – Benefits Tables

The following tables describe the benefits available to the Executive, or the Executive's Beneficiary, upon the occurrence of certain events. Capitalized terms have the meanings given them in Article 3. Except for death, each benefit described is in lieu of any other benefit herein.

Table A: Retirement Benefit
Normal Retirement Age ("NRA") = 62

[illegible]	[illegible]	Form of Benefit	[illegible]
Separation from Service following Normal Retirement Age	Annual benefit equal to twenty-five percent (25%) of Executive's average of highest three (3) years' compensation (salary and deferred compensation) prior to Retirement.	Monthly installments	Payment[s] begin: 30 days following Separation from Service Duration: 180 monthly (certain) installments

[Benefits Tables continued on following page]

Table B: Benefit Available Prior to Retirement

Distribution Event	Amount of Benefit	Form of Benefit	Timing of Benefit Distribution
Voluntary Separation from Service	Vested % of Accrued Liability Balance, as of Separation from Service (vesting at 10% times the number of full years the Executive has been employed by the Bank since January 1, 2008 [100% maximum])	Annual installments (No interest)	Payment[s] begin: 30 days following Separation from Service Duration: 10 years certain
Involuntary Separation from Service	Accrued Liability Balance, as of Separation from Service	Annual installments (Interest credited at the average Federal funds rate for the twelve (12) months immediately preceding Separation from Service)	Payment[s] begin: 30 days following Separation from Service Duration: 10 years certain
Change in Control	Present Value of full Table A Retirement Benefit	Lump sum	Payment[s] begin: 30 days following Change in Control
Disability	Accrued Liability Balance, as of date of Disability	Lump sum	Payment[s] begin: 30 days following date of Disability

Table C: Death Benefit

Distribution Event	Amount of Benefit	Form of Benefit	Timing of Benefit Distribution
Death (while actively employed)	100% of the Accrued Liability Balance, as of date of death	Lump sum	Payment[s] begin (to Beneficiary): Within 60 days following Executive's death
Death during installment payout of benefit under Tables A or B	Remaining installment payments, if any, under Table A or B.	Monthly or Annual installments, as applicable	Payment[s] to Beneficiary continue on same schedule as if Executive had lived.

Article 2 – Purpose

The purpose of this Agreement is to further the growth and development of the Bank by providing Executive with supplemental retirement income, and thereby encourage Executive's productive efforts on behalf of the Bank and the Bank's shareholders, and to align the interests of the Executive and those shareholders. The Bank promises to make certain payments to the Participant, or the Participant's Beneficiary, at retirement, death, or upon some other qualifying event pursuant to the terms of this Agreement.

Article 3 – Definitions and Construction

It is intended that this Agreement comply and be construed in accordance with Section 409A of the Internal Revenue Code (the "Code"). It is also intended that the Agreement be "unfunded" and maintained for a select group of management or highly compensated employees of the Bank, for purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and not be construed to provide income to the Executive or Beneficiary under Code prior to actual receipt of benefits.

Where the following words and phrases appear in the Agreement, they shall have the respective meanings set forth below, unless their context clearly indicates to the contrary:

3.1 "Accrued Liability Balance" shall mean the amount accrued by the Bank to fund the future benefit expense associated with this Agreement. The Bank shall account for this benefit using Generally Accepted Accounting Principles, regulatory accounting guidance of the Bank's primary federal regulator, and other applicable accounting guidance, including APB 12 and FAS 106. Accordingly, the Bank shall establish a liability retirement account for the Executive into which appropriate accruals shall be made using a reasonable discount rate, which is at least equal to the Applicable Federal Rate (AFR), and which may be adjusted from time to time.

3.2 "Beneficiary" shall mean the person(s) designated by the Executive, including the estate of the Executive, entitled to a benefit under this Agreement.

3.3 "Board" shall mean the Board of Directors of the Bank.

3.4 "Change in Control" shall mean a change in ownership or control of the Bank as defined in Treasury Regulation §1.409A-3(i)(5) or any subsequently applicable published authority or guidance.

3.5 "Disability" shall mean Executive, while actively employed by the Bank: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees of the Bank, provided that the definition of Disability applied under such Disability insurance program complies with the requirements of Section 409A. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of Social Security Administration's or the provider's determination.

3.6 "Effective Date" shall mean the date specified hereinabove.

3.7 "Involuntary Separation from Service" shall mean that the Bank terminates Executive's employment at any time before Executive's Normal Retirement Age and such termination is not considered a Termination for Cause. A Separation from Service for "Good Reason" will also be treated as an Involuntary Separation from Service, provided such Separation from Service meets the necessary "safe harbor" conditions as set forth under Section 409A of the Code.

3.8 "Present Value" shall mean: All lump sum distributions under this Plan shall be discounted to present value using 100% of the Applicable Federal Rates (AFR) for the month in which a required calculation is made.

3.9 "Separation from Service" shall mean that the Executive has retired or otherwise has a termination of employment with the Bank. For purposes of this Agreement, whether a termination of employment or service has occurred is determined based on whether the facts and circumstances indicate that the Bank and Executive reasonably anticipated that no further services would be performed after a certain date, or that the level of bona fide services the Executive would perform after such date (whether as an Executive or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an Executive or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Bank if the Executive has been providing services to the Bank less than 36 months). Facts and circumstances to be considered in making this determination include, but are not limited to, whether the Executive continues to be treated as an Executive for other purposes (such as continuation of salary and participation in Executive benefit programs), whether similarly situated service providers have been treated consistently, and whether the Executive is permitted, and realistically available, to perform services for other service recipients in the same line of business. An Executive will be presumed not to have separated from service where the level of bona fide services performed continues at a level that is fifty percent (50%) or more of the average level of service performed by the Executive during the immediately preceding thirty-six (36) month period. A Separation from Service will not be deemed to have occurred while the Executive is on military leave, sick leave, or other bona fide leave of absence, provided Executive has the right to reemployment under an applicable statute or by contract.

3.10 "Termination for Cause" shall mean any of the following that result in an adverse effect on the Bank:

(a) The commission of a felony or gross misdemeanor involving fraud or dishonesty;
(b) The willful violation of any banking law, rule, or banking regulation;
(c) An intentional failure to perform stated duties; or
(d) A breach of fiduciary duty involving personal profit.

3.11 "Voluntary Separation from Service" shall mean the Executive terminates employment with the Bank prior to Normal Retirement Age for reasons other than death, disability, Termination for Cause, or Separation from Service following a Change in Control.

Article 4 – Beneficiary

4.1 <u>Beneficiary</u>. Executive shall have the right to name a Beneficiary of the death benefit, if any, described in Article 1 herein. Executive shall have the right to name such Beneficiary at any time prior to Executive's death and submit it to the Plan Administrator (or Plan Administrator's representative) on the form provided. Once received and acknowledged by the Plan Administrator, the form shall be effective. The Executive may change a Beneficiary designation at any time by submitting a new form to the Plan

Administrator. Any such change shall follow the same rules as for the original Beneficiary designation and shall automatically supersede the existing Beneficiary form on file with the Plan Administrator.

4.2 Failure to Designate a Beneficiary. If Executive dies without a valid Beneficiary designation on file with the Plan Administrator, the Executive's surviving spouse, if any, shall become the designated Beneficiary. If Executive has no surviving spouse, death benefits shall be paid to the personal representative of Executive's estate.

4.3 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Executive and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 5 – General Limitations

5.1 Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement if Executive's employment is terminated for Cause.

5.2 Removal. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement if the Executive is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act.

Article 6 – Administration of Agreement

6.1 Plan Administrator. The Bank shall be the Plan Administrator, unless the Bank appoints a committee to be the Plan Administrator. The Bank may appoint a Committee ("Committee") of one or more individuals in the employment of Bank for the purpose of discharging the administrative responsibilities of the Bank under the Plan. The Bank may remove a Committee member for any reason by giving such member ten (10) days' written notice and may thereafter fill any vacancy thus created. The Committee shall represent the Bank in all matters concerning the administration of this Plan; provided however, the final authority for all administrative and operational decisions relating to the Plan remains with the Bank.

6.2 Authority of Plan Administrator. The Plan Administrator shall have full power and authority to adopt rules and regulations for the administration of the Plan, provided they are not inconsistent with the provisions of this Plan, and Section 409A of the Code, to interpret, alter, amend or revoke any rules and regulations so adopted, to enter into contracts on behalf of the Bank with respect to this Agreement, to make discretionary decisions under this Plan, to demand satisfactory proof of the occurrence of any event that is a condition precedent to the commencement of any payment or discharge of any obligation under the Plan, and to perform any and all administrative duties under this Plan.

6.3 Recusal. An individual serving as Plan Administrator may be eligible to participate in the Plan, but such person shall not be entitled to participate in discretionary decisions under Article 7 relating to such person's own interests in the Plan.

6.4 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Bank.

6.5 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

6.6 Indemnity of Plan Administrator. The Bank shall indemnify and hold harmless the Plan Administrator and its agents against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct by the Plan Administrator.

6.7 Bank Information. To enable the Plan Administrator to perform its functions, the Bank shall supply full and timely information to the Plan Administrator on all matters relating to the date and circumstances of any event triggering a benefit hereunder.

6.8 Annual Statement. The Plan Administrator shall provide to the Bank, on the schedule set forth in the Administrative Services Contract, a statement setting forth the benefits to be distributed under this Agreement.

Article 7 – Claims And Review Procedures

7.1 Claims Procedure. An Executive or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be distributed shall make a claim for such benefits as follows:

7.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Plan Administrator a written claim for the benefits.

7.1.2 Timing of Plan Administrator Response. The Plan Administrator shall respond to such claimant within 90 days after receiving the claim. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional 90 days by notifying the claimant in writing, prior to the end of the initial 90-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

7.1.3 Notice of Decision. If the Plan Administrator denies part or all of the claim, the Plan Administrator shall notify the claimant in writing of such denial. The Plan Administrator shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

7.2 Review Procedure. If the Plan Administrator denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Plan Administrator of the denial, as follows:

7.2.1 Initiation – Written Request. To initiate the review, the claimant, within 60 days after receiving the Plan Administrator's notice of denial, must file with the Plan Administrator a written request for review.

7.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Plan Administrator shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

7.2.3 Considerations on Review. In considering the review, the Plan Administrator shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

7.2.4 Timing of Plan Administrator Response. The Plan Administrator shall respond in writing to such claimant within 60 days after receiving the request for review. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional 60 days by notifying the claimant in writing, prior to the end of the initial 60-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

7.2.5 Notice of Decision. The Plan Administrator shall notify the claimant in writing of its decision on review. The Plan Administrator shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and
(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 8 – Amendments and Termination

8.1 This Agreement may be amended or terminated only by the mutual written consent of the Bank and the Executive.

8.2 Subsequent Changes to Time and Form of Payment. The Bank may permit a subsequent change to the time and form of benefit distributions. Any such change shall be considered made only when it becomes irrevocable under the terms of the Agreement. Any change will be considered irrevocable not later than thirty (30) days following acceptance of the change by the Plan Administrator, subject to the following rules:

(1) the subsequent deferral election may not take effect until at least twelve (12) months after the date on which the election is made;
(2) the payment (except in the case of death, disability, or unforeseeable emergency) upon which the subsequent deferral election is made is deferred for a period of not less than five (5) years from the date such payment would otherwise have been paid; and
(3) in the case of a payment made at a specified time, the election must be made not less than twelve (12) months before the date the payment is scheduled to be paid.

Article 9 – Miscellaneous

9.1 Binding Effect. This Agreement shall bind the Executive and the Bank, and their beneficiaries, survivors, executors, administrators and transferees.

9.2 No Guarantee of Employment. This Agreement is not a contract for employment. It does not give the Executive the right to remain as an employee of the Bank, nor does it interfere with the Bank's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

9.3 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

9.4 Tax Withholding. The Bank shall withhold any taxes that are required to be withheld from the benefits provided under this Agreement. The Executive acknowledges that the Bank's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies).

9.5 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the state where the Bank's primary corporate headquarters is located, except to the extent preempted by the laws of the United States of America.

9.6 Unfunded Arrangement. The Executive is a general unsecured creditor of the Bank for the distribution of benefits under this Agreement. The benefits represent the mere promise by the Bank to distribute such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life or other informal funding asset is a general asset of the Bank to which the Executive has no preferred or secured claim.

9.7 Reorganization. The Bank shall not merge or consolidate into or with another bank, or reorganize, or sell substantially all of its assets to another bank, firm, or person unless such succeeding or continuing bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event, the term "Bank" as used in this Agreement shall be deemed to refer to the successor or survivor bank.

9.8 Entire Agreement. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

9.9 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

9.10 Alternative Action. In the event it shall become impossible for the Bank or the Plan Administrator to perform any act required by this Agreement, the Bank or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Bank.

9.11 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

9.12 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

9.13 Notice. Any notice or filing required or permitted to be given to the Bank or Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Lyons National Bank
35 William Street
Lyons, NY 14489

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Executive.

9.14 Opportunity to Consult with Independent Advisors. The Executive acknowledges that he has been afforded the opportunity to consult with independent advisors of his choosing including, without limitation, accountants or tax advisors and counsel regarding both the benefits granted to him under the terms of this Agreement and the (i) terms and conditions which may affect the Executive's right to these benefits, and (ii) personal tax effects of such benefits including, without limitation, the effects of any federal or state taxes, Section 280G of the Code, Section 409A of the Code, and any other taxes, costs, expenses or liabilities whatsoever related to such benefits, which in any of the foregoing instances the Executive acknowledges and agrees shall be the sole responsibility of the Executive notwithstanding any other term or provision of this Agreement. The Executive further acknowledges and agrees that the Bank shall have no liability whatsoever related to any such personal tax effects or other personal costs, expenses, or liabilities applicable to the Executive and further specifically waives any right for himself or herself, and his or her heirs, beneficiaries, legal representatives, agents, successor and assign to claim or assert liability on the part of the Bank related to the matters described above in this Section 9.14. The Executive further acknowledges that he has read, understands and consents to all of the terms and conditions of this Agreement, and that he enters into this Agreement with a full understanding of its terms and conditions.

9.15 Restriction on Timing of Distribution. Solely to the extent necessary to avoid penalties under Section 409A, distributions under this Agreement may not commence earlier than six (6) months after a Separation from Service (as described under the "Separation from Service" provision herein) if, pursuant to Internal Revenue Code Section 409A, the participant hereto is considered a "specified employee" of a publicly-traded company. In the event a distribution is delayed pursuant to this Section, the originally scheduled distribution shall be delayed for six (6) months, and shall commence instead on the first day of the seventh month following Separation from Service. If payments are scheduled to be made in installments, the first six (6) months of installment payments shall be delayed, aggregated, and paid instead on the first day of the seventh month, after which all installment payments shall be made on their regular schedule. If payment is scheduled to be made in a lump sum, the lump sum payment shall be delayed for six (6) months and instead be made on the first day of the seventh month.

9.16 Certain Accelerated Payments. The Bank may make any accelerated distribution permissible under Treasury Regulation 1.409A-3(j)(4), provided that such distribution(s) meets the requirements of Section 1.409A-3(j)(4).

[signatures on following page]

IN WITNESS WHEREOF, the Executive and a duly authorized representative of the Bank have signed this Agreement as of the date indicated above.

EXECUTIVE:

Diana R. Johnson

BANK:

THE LYONS NATIONAL BANK

By ______________________

Title President/CEO

EXHIBIT 6.16

(See Attached)

AMENDMENT

TO THE LIFE INSURANCE ENDORSEMENT METHOD SPLIT DOLLAR PLAN AGREEMENT FOR CLAIR J. BRITT, JR.

THIS AMENDMENT, made and entered into this 30th day of January, 2009, by and between The Lyons National Bank, a bank organized and existing under the laws of the United States of America (hereinafter referred to as the "Bank"), and Clair J. Britt, Jr., an Executive of the Bank (hereinafter referred to as the "Executive"), shall effectively amend the Lyons National Bank Life Insurance Endorsement Method Split Dollar Plan Agreement dated September 26, 2001 (hereinafter referred to as the "Agreement") as specifically set forth herein. Pursuant to Section XVI of the Agreement, the Bank and the Executive hereby adopt the following amendment:

1.) Paragraph VI, "Division of Death Proceeds," Subparagraph (B), shall be deleted in its entirety and intentionally left blank.

2.) Paragraph VI, "Division of Death Proceeds," Subparagraph (C), shall be amended to delete the words "for reasons other than retirement or disability" in their entirety.

This Amendment shall be effective the 27th day of December, 2007. To the extent that any term, provision, or paragraph of the Agreement is not specifically amended herein, or in any other amendment thereto, said term, provision, or paragraph shall remain in full force and effect as set forth in said Agreement.

IN WITNESS WHEREOF, the parties hereto acknowledge that each has carefully read this Amendment and executed the original thereof on the first day set forth hereinabove, and that, upon execution, each has received a conforming copy.

THE LYONS NATIONAL BANK
Lyons, New York

By: [signature]
(Bank Officer other than Insured)

Title: President/CEO

EXECUTIVE

[signature]
Clair J. Britt, Jr.

SCHEDULE TO EXHIBIT 6.16 FORM OF LIFE INSURANCE ENDORSEMENT METHOD SPLIT DOLLAR AGREEMENT BETWEEN THE LYONS NATIONAL BANK AND CERTAIN EXECTIVE OFFICERS

The Life Insurance Endorsement Method Split Dollar Agreement filed as Exhibit 6.16 is substantially identical in all material respects to the Life Insurance Endorsement Method Split Dollar Agreements entered into January 20, 2009, by The Lyons National Bank and the following additional executive offficers, except as follows:

Name	Effective Date
Stephen V. DeRaddo	February 2, 2007
Thomas L. Kime	February 2, 2007
Robert A. Schick	December 26, 2007

{1478746: }

EXHIBIT 6.17

(See Attached)

THE LYONS NATIONAL BANK
ENDORSEMENT SPLIT DOLLAR LIFE INSURANCE AGREEMENT

Effective July 6, 2009

THIS ENDORSEMENT SPLIT-DOLLAR LIFE INSURANCE AGREEMENT ("Agreement") is made and entered into this 6 day of July, 2009, by and between THE LYONS NATIONAL BANK ("Bank"), a bank located in Lyons, New York, and DIANA R. JOHNSON ("Executive").

The purpose of this Agreement is to retain and reward the Executive, by dividing the death proceeds of certain life insurance policies which are owned by the Bank on the life of the Executive with the designated beneficiary of the Executive. The Bank will pay the life insurance premiums from its general assets.

Article 1
Definitions

Whenever used in this Agreement, the following terms shall have the meanings specified:

1.1 "Bank's Interest" means the benefit set forth in Section 2.1.

1.2 "Beneficiary" means each designated person, or the estate of the deceased Executive, entitled to benefits, if any, upon the death of the Executive.

1.3 "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate one or more Beneficiaries.

1.4 "Board" means the Board of Directors of the Bank as from time to time constituted.

1.5 "Executive's Interest" means the benefit set forth in Section 2.2.

1.6 "Insurer" means the insurance company issuing the Policy on the life of the Executive.

1.7 "Net Death Proceeds" means the total death proceeds of the Policy minus the greater of (i) the cash surrender value or (ii) the aggregate premiums paid by the Bank.

1.8 "Normal Retirement Age" means the Executive's attainment of age sixty-two (62).

1.9 "Policy" or "Policies" means the individual insurance policy or policies adopted by the Bank for purposes of insuring the Executive's life under this Agreement.

Article 2
Policy Ownership/Interests

2.1 Bank's Interest. The Bank shall own the Policies and shall have the right to exercise all incidents of ownership, except as limited herein. The Bank shall be the beneficiary of the remaining death proceeds of the Policies after the Executive's Interest is determined according to Section 2.2 below.

2.2 Executive's Interest. Upon Executive's death (1) while employed by the Bank; and (2) prior to Normal Retirement Age, the Executive's Beneficiary shall be entitled to an amount of death proceeds equal to three times (3x) the Executive's total compensation (including salary and deferred compensation) at the time of death, or Five Hundred Thousand and 0/100th Dollars ($500,000.00), whichever is greater. In no event shall the death benefit hereunder exceed the Net Death Proceeds of the Policy. The Executive, or the Executive's assignee, shall have the right to designate the Beneficiary pursuant to the terms of this Agreement. Upon the earlier of the Executive's attainment of age 70 or termination of employment for any reason, this Agreement shall automatically terminate and no death benefit shall be due hereunder.

2.3 Bank has no Obligation to Pay. Death proceeds payable under this Agreement shall be paid solely by the Insurer from the proceeds of any Policy(ies) on the life of the Insured. In no event shall the Bank be obligated to pay a death benefit under this Agreement from its general funds. Should an Insurer refuse or be unable to pay death proceeds endorsed to Insured under the express terms of this Agreement, or should the Bank cancel the Policy(ies) for any reason, Executive's Beneficiary(ies) shall not be entitled to a death benefit.

Article 3
Premiums and Imputed Income

3.1 Premium Payment. The Bank shall pay all premiums due on all Policies.

3.2 Economic Benefit. The Bank shall determine the economic benefit attributable to the Executive based on the life insurance premium factor for the Executive's age multiplied by the aggregate death benefit payable to the Beneficiary. The "life insurance premium factor" is the minimum factor applicable under guidance published pursuant to Treasury Reg. § 1.61-22(d)(3)(ii) or any subsequently applicable authority.

3.3 Imputed Income. The Bank shall impute the economic benefit to the Executive on an annual basis, by adding the economic benefit to the Executive's W-2, or if applicable, Form 1099.

Article 4
General Limitations

4.3 Suicide or Misstatement. No benefits shall be payable if the Executive commits suicide during the Policy exclusion period, or if the insurance company denies coverage for material misstatements of fact made by the Executive on any application for life insurance purchased by the Bank.

Article 5
Beneficiaries

5.1 Beneficiary. The Executive shall have the right, at any time, to designate a Beneficiary(ies) to receive any benefits payable under the Agreement upon the death of the Executive. The Beneficiary designated under this Agreement may be the same as or different from the beneficiary designation under any other Agreement of the Bank in which the Executive participates.

5.2 Beneficiary Designation; Change. The Executive shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Bank or its designated agent. The Executive's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Executive or if the Executive names a spouse as Beneficiary and the marriage is subsequently dissolved. The Executive shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Bank's rules and procedures, as in effect from time to time. Upon the acceptance by the Bank of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be cancelled. The Bank shall be entitled to rely on the last Beneficiary Designation Form filed by the Executive and accepted by the Bank prior to the Executive's death.

5.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Bank or its designated agent.

5.4 No Beneficiary Designation. If the Executive dies without a valid designation of beneficiary, or if all designated Beneficiaries predecease the Executive, then the Executive's surviving spouse shall be the designated Beneficiary. If the Executive has no surviving spouse, the benefits shall be made payable to the personal representative of the Executive's estate.

5.5 Facility of Payment. If the Bank determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Bank may direct payment of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Bank may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any payment of a benefit shall be a payment for the account of the Executive and the Executive's Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such payment amount.

Article 6
Assignment

The Executive may irrevocably assign without consideration all of the Executive's Interest in this Agreement to any person, entity, or trust. In the event the Executive shall transfer all of the Executive's Interest, then all of the Executive's Interest in this Agreement shall be vested in the Executive's transferee, who shall be substituted as a party hereunder, and the

Executive shall have no further interest in this Agreement.

Article 7
Insurer

The Insurer shall be bound only by the terms of its given Policy. The Insurer shall not be bound by or deemed to have notice of the provisions of this Agreement. The Insurer shall have the right to rely on the Bank's representations with regard to any definitions, interpretations or Policy interests as specified under this Agreement.

Article 8
Claims And Review Procedure

8.1 Claims Procedure. The Executive or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

8.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Bank a written claim for the benefits.

8.1.2 Timing of Bank Response. The Bank shall respond to such claimant within 90 days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 90 days by notifying the claimant in writing, prior to the end of the initial 90-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

8.1.3 Notice of Decision. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

8.2 Review Procedure. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

8.2.1 Initiation – Written Request. To initiate the review, the claimant, within 60 days after receiving the Bank's notice of denial, must file with the Bank a written request for review.

8.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

8.2.3 Considerations on Review. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

8.2.4 Timing of Bank's Response. The Bank shall respond in writing to such claimant within 60 days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 60 days by notifying the claimant in writing, prior to the end of the initial 60-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

8.2.5 Notice of Decision. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and
(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 9
Amendments and Termination

This Agreement may be amended or terminated only by the mutual written consent of the Bank and the Executive.

Article 10
Administration

10.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or persons as the Board may choose. The Plan Administrator shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with this Agreement.

10.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Bank.

10.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of this Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in this Agreement.

10.4 Indemnity of Plan Administrator. The Bank shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct by the Plan Administrator or any of its members.

10.5 Information. To enable the Plan Administrator to perform its functions, the Bank shall supply full and timely information to the Plan Administrator on all matters relating to the date and circumstances of termination or death of the Executive, and such other pertinent information as the Plan Administrator may reasonably require.

Article 11
Miscellaneous

11.1 Binding Effect. This Agreement shall bind the Executive and the Bank, their beneficiaries, survivors, executors, administrators and transferees and any Beneficiary.

11.2 No Guarantee of Employment. This Agreement is not an employment policy or contract. It does not give the Executive the right to remain an Executive of the Bank, nor does it interfere with the Bank's right to discharge the Executive. It also does not require the Executive to remain an Executive nor interfere with the Executive's right to terminate employment at any time.

11.3 Applicable Law. The Agreement and all rights hereunder shall be governed by and construed according to the laws of the state where the principal offices of the Bank reside, except to the extent preempted by the laws of the United States of America.

11.4 Notice. Any notice or filing required or permitted to be given to the Bank under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

Lyons National Bank
35 William Street
Lyons, NY 14489

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Executive.

11.5 Entire Agreement. This Agreement, along with the Executive's Beneficiary Designation Form, constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive under this Agreement other than those specifically set forth herein.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date indicated above.

EXECUTIVE:

Diana R. Johnson

BANK:

THE LYONS NATIONAL BANK

By ______________

Title President : CEO

EXHIBIT 6.18

(See Attached)

AMENDMENT

To the Deferred Compensation Agreement for Diana R. Johnson

THIS AMENDMENT, made and entered into this 1st day of January 2011, by and between The Lyons National Bank, a bank organized and existing under the laws of the United States of America (hereinafter referred to as the "Bank"), and Diana R. Johnson, an Executive of the Bank (hereinafter referred to as the "Executive"), shall effectively amend the Lyons National Bank Deferred Compensation Agreement effective January 1, 2011 (hereinafter referred to as the "Agreement") as specifically set forth herein. Pursuant to number three (3) of the Agreement (page #2), the Bank and the Executive herby adopt the following:

In December of 2010, the Compensation Committee of the Board of Directors approved to increase the annual Deferred Compensation payment to the Executive from Ten Thousand Dollars ($10,000) to Fifteen Thousand Dollars ($15,000) to be effective January 1, 2011.

Number three (3) of the Agreement shall now read:

Deferred Compensation Payments - During the Executive's period of employment with the Company following execution of this Agreement, the Company shall make an annual payment to a separate account maintained for the Executive. The annual payment to Executive shall be **Fifteen Thousand Dollars ($15,000) (the "Payment")**. The Payment shall be invested in the common stock of the Holding Company. If a dividend is paid on the shares credited to the Executive's separate account, the Executive's separate account shall be credited with such dividend (the "Dividend", which together with the Payment, shall hereinafter be referred to as the "Benefit"), which dividend shall be reinvested in the common stock of the Holding Company, except that no fractional shares shall be credited to the Executive's separate account. The price per share for all shares of the Holding Company purchased by the Company for the benefit of Executive shall be the average of the daily closing price of the stock for each day within the past quarter. The closing price on Fridays will be used to determine the closing price for Saturdays and Sundays and the closing price on the last business day before a holiday that results in the closure of the financial markets will be used to determine the closing price for that holiday.

This Amendment shall be effective the 1st day of January 2011. To the extent that any term, provision, or paragraph of the Agreement is not specifically amended herein, or in any other amendment thereto, said term, provision, or paragraph shall remain in full force and effect as set forth in said Agreement.

IN WITNESS WHEREOF, the parties hereto acknowledge that each has carefully read this Amendment and executed the original thereof on the first day set forth hereinabove, and that upon execution, each has received a conforming copy.

COMPANY:

THE LYONS NATIONAL BANK
Lyons, New York

By: ____________________
Name: James E. Santelli
Title: Chair Compensation Committee

HOLDING COMPANY:

LYONS BANCORP, INC.

By: ____________________
Name: James E. Santelli
Title: Chair Compensation Committee

EXECUTIVE:

____
Diana R. Johnson

EXHIBIT 6.19

(See Attached)

THE LYONS NATIONAL BANK
ENDORSEMENT SPLIT DOLLAR LIFE INSURANCE AGREEMENT

THIS ENDORSEMENT SPLIT-DOLLAR LIFE INSURANCE AGREEMENT ("Agreement") is made and entered into this 1st day of January, 2011, by and between THE LYONS NATIONAL BANK ("Bank"), a bank located in Lyons, NY, and PHILLIP M. MCCANN ("Executive").

The purpose of this Agreement is to retain and reward the Executive, by dividing the death proceeds of certain life insurance policies which are owned by the Bank on the life of the Executive with the designated beneficiary of the Executive. The Bank will pay the life insurance premiums from its general assets.

Article 1
Definitions

Whenever used in this Agreement, the following terms shall have the meanings specified:

1.1 "Bank's Interest" means the benefit set forth in Section 2.1.

1.2 "Beneficiary" means each designated person, or the estate of the deceased Executive, entitled to benefits, if any, upon the death of the Executive.

1.3 "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate one or more Beneficiaries.

1.4 "Board" means the Board of Directors of the Bank as from time to time constituted.

1.5 "Executive's Interest" means the benefit set forth in Section 2.2.

1.6 "Insurer" means the insurance company issuing the Policy on the life of the Executive.

1.7 "Net Death Proceeds" means the total death proceeds of the Policy minus the greater of (i) the cash surrender value or (ii) the aggregate premiums paid by the Bank.

1.8 "Normal Retirement Age" means the Executive's attainment of age sixty-five (65).

1.9 "Policy" or "Policies" means the individual insurance policy or policies adopted by the Bank for purposes of insuring the Executive's life under this Agreement.

Article 2
Policy Ownership/Interests

2.1 Bank's Interest. The Bank shall own the Policies and shall have the right to exercise all incidents of ownership, except as limited herein. The Bank shall be the beneficiary of the remaining death proceeds of the Policies after the Executive's Interest is determined according to Section 2.2 below.

2.2 Executive's Interest. Upon Executive's death (1) while employed by the Bank; and (2) prior to Normal Retirement Age, the Executive's Beneficiary shall be entitled to an amount of death proceeds equal to the lesser of $500,000 or the Net Death Proceeds. In no event shall the death benefit hereunder exceed the Net Death Proceeds of the Policy. The Executive, or the Executive's assignee, shall have the right to designate the Beneficiary pursuant to the terms of this Agreement. Upon the earlier of (1) Executive's termination of employment for any reason; or (2) Executive's attainment of Normal Retirement Age, this Agreement shall automatically terminate and no death benefit shall be due hereunder.

2.3 Bank has no Obligation to Pay. Death proceeds payable under this Agreement shall be paid solely by the Insurer from the proceeds of any Policy(ies) on the life of the Insured. In no event shall the Bank be obligated to pay a death benefit under this Agreement from its general funds. Should an Insurer refuse or be unable to pay death proceeds endorsed to Insured under the express terms of this Agreement, or should the Bank cancel the Policy(ies) for any reason, Executive's Beneficiary(ies) shall not be entitled to a death benefit.

Article 3
Premiums and Imputed Income

3.1 Premium Payment. The Bank shall pay all premiums due on all Policies.

3.2 Economic Benefit. The Bank shall determine the economic benefit attributable to the Executive based on the life insurance premium factor for the Executive's age multiplied by the aggregate death benefit payable to the Beneficiary. The "life insurance premium factor" is the minimum factor applicable under guidance published pursuant to Treasury Reg. § 1.61-22(d)(3)(ii) or any subsequently applicable authority.

3.3 Imputed Income. The Bank shall impute the economic benefit to the Executive on an annual basis, by adding the economic benefit to the Executive's W-2, or if applicable, Form 1099.

Article 4
General Limitations

4.3 Suicide or Misstatement. No benefits shall be payable if the Executive commits suicide during the Policy exclusion period, or if the insurance company denies coverage (i) for material misstatements of fact made by the Executive on any application for life insurance purchased by the Bank, or (ii) for any other reason; provided, however that the Bank shall evaluate the reason for the denial, and upon advice of legal counsel and in its sole discretion, consider judicially challenging any denial.

Article 5
Beneficiaries

5.1 Beneficiary. The Executive shall have the right, at any time, to designate a Beneficiary(ies) to receive any benefits payable under the Agreement upon the death of the Executive. The Beneficiary designated under this Agreement may be the same as or different from the beneficiary designation under any other Agreement of the Bank in which the Executive participates.

5.2 Beneficiary Designation; Change. The Executive shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Bank or its designated agent. The Executive's beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Executive or if the Executive names a spouse as Beneficiary and the marriage is subsequently dissolved. The Executive shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Bank's rules and procedures, as in effect from time to time. Upon the acceptance by the Bank of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be cancelled. The Bank shall be entitled to rely on the last Beneficiary Designation Form filed by the Executive and accepted by the Bank prior to the Executive's death.

5.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Bank or its designated agent.

5.4 No Beneficiary Designation. If the Executive dies without a valid designation of beneficiary, or if all designated Beneficiaries predecease the Executive, then the Executive's surviving spouse shall be the designated Beneficiary. If the Executive has no surviving spouse, the benefits shall be made payable to the personal representative of the Executive's estate.

5.5 Facility of Payment. If the Bank determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Bank may direct payment of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Bank may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any payment of a benefit shall be a payment for the account of the Executive and the Executive's Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such payment amount.

Article 6
Assignment

The Executive may irrevocably assign without consideration all of the Executive's Interest in this Agreement to any person, entity, or trust. In the event the Executive shall transfer all of the Executive's Interest, then all of the Executive's Interest in this Agreement shall be vested in the Executive's transferee, who shall be substituted as a party hereunder, and the

Executive shall have no further interest in this Agreement.

Article 7
Insurer

The Insurer shall be bound only by the terms of its given Policy. The Insurer shall not be bound by or deemed to have notice of the provisions of this Agreement. The Insurer shall have the right to rely on the Bank's representations with regard to any definitions, interpretations or Policy interests as specified under this Agreement.

Article 8
Claims and Review Procedure

8.1 Claims Procedure. The Executive or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

8.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Bank a written claim for the benefits.

8.1.2 Timing of Bank Response. The Bank shall respond to such claimant within 90 days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 90 days by notifying the claimant in writing, prior to the end of the initial 90-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

8.1.3 Notice of Decision. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

8.2 Review Procedure. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

8.2.1 Initiation – Written Request. To initiate the review, the claimant, within 60 days after receiving the Bank's notice of denial, must file with the Bank a written request for review.

8.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

8.2.3 Considerations on Review. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

8.2.4 Timing of Bank's Response. The Bank shall respond in writing to such claimant within 60 days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 60 days by notifying the claimant in writing, prior to the end of the initial 60-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

8.2.5 Notice of Decision. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and
(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 9
Amendments and Termination

This Agreement may be amended or terminated unilaterally by the Bank for any reason.

Article 10
Administration

10.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or persons as the Board may choose. The Plan Administrator shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with this Agreement.

10.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Bank.

10.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of this Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in this Agreement.

10.4 Indemnity of Plan Administrator. The Bank shall indemnify and hold harmless any party contracted for the purposes of assisting the Plan Administrator in performing its duties under this Agreement against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct by such contracted party.

10.5 Information. To enable any party contracted for the purposes of assisting the Plan Administrator in performing its duties under this Agreement to perform its functions, the Bank shall supply full and timely information to such contracted party on all matters relating to the date and circumstances of termination or death of the Executive, and such other pertinent information as such contracted party may reasonably require.

Article 11
Miscellaneous

11.1 Binding Effect. This Agreement shall bind the Executive and the Bank, their beneficiaries, survivors, executors, administrators and transferees and any Beneficiary.

11.2 No Guarantee of Employment. This Agreement is not an employment policy or contract. It does not give the Executive the right to remain an Executive of the Bank, nor does it interfere with the Bank's right to discharge the Executive. It also does not require the Executive to remain an Executive nor interfere with the Executive's right to terminate employment at any time.

11.3 Applicable Law. The Agreement and all rights hereunder shall be governed by and construed according to the laws of the state where the principal offices of the Bank reside, except to the extent preempted by the laws of the United States of America.

11.4 Notice. Any notice or filing required or permitted to be given to the Bank under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

____
____
____
____

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Executive.

11.5 Entire Agreement. This Agreement, along with the Executive's Beneficiary Designation Form, constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive under this Agreement other than those specifically set forth herein.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date indicated above.

EXECUTIVE:

____
Phillip M. McCann

BANK:

The Lyons National Bank

By ______________________________

Title President/CEO

EXHIBIT 6.20

(See Attached)

THE LYONS NATIONAL BANK
SUPPLEMENTAL EXECUTIVE RETIREMENT AGREEMENT

THIS SUPPLEMENTAL EXECUTIVE RETIREMENT AGREEMENT ("Agreement") is made and entered into this 1st day of JANUARY, 20 11, between THE LYONS NATIONAL BANK ("Bank"), a bank located in Lyons, New York, and PHILLIP M. MCCANN ("Executive").

Article 1 – Benefits Tables

The following tables describe the benefits available to the Executive, or the Executive's Beneficiary, upon the occurrence of certain events. Capitalized terms have the meanings given them in Article 3. Except for death, each benefit described is in lieu of any other benefit herein.

Table A: Retirement Benefit
Normal Retirement Age ("NRA") = 65

Distribution Event	Amount of Benefit	Form of Benefit	Timing of Benefit Distribution
Separation from Service following Normal Retirement Age	Annual benefit equal to twenty-five percent (25%) of Executive's average of highest five (5) years' compensation (salary and Deferred Compensation) prior to retirement.	Monthly installments	Payment[s] begin: 30 days following Separation from Service Duration: 180 monthly (certain) installments

Table B: Benefit Available Prior to Retirement

Distribution Event	Amount of Benefit	Form of Benefit	Timing of Benefit Distribution
Voluntary Separation from Service	Vested percentage of Accrued Liability Balance, as of Separation from Service (no vesting until 6/4/12, then 4% per year thereafter until Normal Retirement Age, up to 100%).	Annual installments (with no interest)	Payment[s] begin: 30 days following Separation from Service Duration: 10 years certain (amortized Accrued Liability Balance)
Involuntary Separation from Service	Accrued Liability Balance, as of Separation from Service	Annual installments (Interest credited at the average Federal funds rate for the twelve (12) months immediately preceding Separation from Service)	Payment[s] begin: 30 days following Separation from Service Duration: 10 years certain
Change in Control	Present Value of full Table A Retirement Benefit	Lump sum	Payment[s] begin: 30 days following Change in Control
Disability	Accrued Liability Balance, as of date of Disability	Lump sum	Payment[s] begin: 30 days following date of Disability

Table C: Death Benefit

Distribution Event	Amount of Benefit	Form of Benefit	Timing of Benefit Distribution
Death (while actively employed)	100% of the Accrued Liability Balance, as of date of death	Lump sum	Payment[s] begin (to Beneficiary): Within 60 days following Executive's death
Death during installment payout of benefit under Tables A or B	Remaining installment payments, if any, under Table A or B.	Monthly or Annual installments, as applicable	Payment[s] to Beneficiary continue on same schedule as if Executive had lived.

Article 2
Purpose

The purpose of this Agreement is to further the growth and development of the Bank by providing Executive with supplemental retirement income, and thereby encourage Executive's productive efforts on behalf of the Bank and the Bank's shareholders, and to align the interests of the Executive and those shareholders. The Bank promises to make certain payments to the Participant, or the Participant's Beneficiary, at retirement, death, or upon some other qualifying event pursuant to the terms of this Agreement.

Article 3
Definitions and Construction

It is intended that this Agreement comply and be construed in accordance with Section 409A of the Internal Revenue Code (the "Code"). It is also intended that the Agreement be "unfunded" and maintained for a select group of management or highly compensated employees of the Bank, for purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and not be construed to provide income to the Executive or Beneficiary under Code prior to actual receipt of benefits.

Where the following words and phrases appear in the Agreement, they shall have the respective meanings set forth below, unless their context clearly indicates to the contrary:

3.1 "Accrued Liability Balance" shall mean the amount accrued by the Bank to fund the future benefit expense associated with this Agreement. The Bank shall account for this benefit using Generally Accepted Accounting Principles, regulatory accounting guidance of the Bank's primary federal regulator, and other applicable accounting guidance, including APB 12 and FAS 106. Accordingly, the Bank shall establish a liability retirement account for the Executive into which appropriate accruals shall be made using a reasonable discount rate, which is at least equal to the Applicable Federal Rate (AFR), and which may be adjusted from time to time.

3.2 "Beneficiary" shall mean the person(s) designated by the Executive, including the estate of the Executive, entitled to a benefit under this Agreement.

3.3 "Board" shall mean the Board of Directors of the Bank.

3.4 "Change in Control" shall mean a change in ownership or control of the Bank as defined in Treasury Regulation §1.409A-3(i)(5) or any subsequently applicable published authority or guidance.

3.5 "Deferred Compensation" shall mean the amount, if any, credited by the Bank to the Executive's stock purchase deferred compensation plan with the Bank for each calendar year during which Executive is a party to this Agreement. Such compensation will be a factor used to calculate Executive's final benefit under this Agreement.

3.6 "Disability" shall mean Executive, while actively employed by the Bank: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees of the Bank, provided that the definition of Disability applied under such Disability insurance program complies with the requirements of Section 409A. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of Social Security Administration's or the provider's determination.

3.7 "Effective Date" shall mean the date specified hereinabove.

3.8 "Involuntary Separation from Service" shall mean that the Bank terminates Executive's employment at any time before Executive's Normal Retirement Age and such termination is not considered a Termination for Cause. A Separation from Service for "Good Reason" will also be treated as an Involuntary Separation from Service, provided such Separation from Service meets the necessary "safe harbor" conditions as set forth under Section 409A of the Code.

3.9 "Present Value" shall mean: All lump sum distributions under this Plan shall be discounted to present value using 100% of the Applicable Federal Rates (AFR) for the month in which a required calculation is made.

3.10 "Separation from Service" shall mean that the Executive has retired or otherwise has a termination of employment with the Bank. For purposes of this Agreement, whether a termination of employment or service has occurred is determined based on whether the facts and circumstances indicate that the Bank and Executive reasonably anticipated that no further services would be performed after a certain date, or that the level of bona fide services the Executive would perform after such date (whether as an Executive or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an Executive or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Bank if the Executive has been providing services to the Bank less than 36 months). Facts and circumstances to be considered in making this determination include, but are not limited to, whether the Executive continues to be treated as an Executive for other purposes (such as continuation of salary and participation in Executive benefit programs), whether similarly situated service providers have been treated consistently, and whether the Executive is permitted, and realistically available, to perform services for other service recipients in the same line of business. An Executive will be presumed not to have separated from service where the level of bona fide services performed continues at a level that is fifty percent (50%) or more of the average level of service performed by the Executive during the immediately preceding thirty-six (36) month period. A Separation from Service will not be deemed to have occurred while the Executive is on military leave, sick leave, or other bona fide leave of absence, provided Executive has the right to reemployment under an applicable statute or by contract.

3.11 "Termination for Cause" shall mean any of the following that result in an adverse effect on the Bank:

(a) The commission of a felony or gross misdemeanor involving fraud or dishonesty;
(b) The willful violation of any banking law, rule, or banking regulation;
(c) An intentional failure to perform stated duties; or
(d) A breach of fiduciary duty involving personal profit.

3.12 "Voluntary Separation from Service" shall mean the Executive terminates employment with the Bank prior to Normal Retirement Age for reasons other than death, disability, Termination for Cause, or Separation from Service following a Change in Control.

Article 4
Beneficiary

4.1 Beneficiary. Executive shall have the right to name a Beneficiary of the death benefit, if any, described in Article 1 herein. Executive shall have the right to name such Beneficiary at any time prior to Executive's death and submit it to the Plan Administrator (or Plan Administrator's representative) on the form provided. Once received and acknowledged by the Plan Administrator, the form shall be effective. The Executive may change a Beneficiary designation at any time by submitting a new form to the Plan Administrator. Any such change shall follow the same rules as for the original Beneficiary designation and shall automatically supersede the existing Beneficiary form on file with the Plan Administrator.

4.2 Failure to Designate a Beneficiary. If Executive dies without a valid Beneficiary designation on file with the Plan Administrator, the Executive's surviving spouse, if any, shall become the designated Beneficiary. If Executive has no surviving spouse, death benefits shall be paid to the personal representative of Executive's estate.

4.3 Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Executive and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 5
General Limitations

5.1 Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement if Executive's employment is terminated for Cause.

5.2 Removal. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement if the Executive is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act.

Article 6
Administration of Agreement

6.1 Plan Administrator. The Bank shall be the Plan Administrator, unless the Bank appoints a committee to be the Plan Administrator. The Bank may appoint a Committee ("Committee") of one or more individuals in the employment of Bank for the purpose of discharging the administrative responsibilities of the Bank under the Plan. The Bank may remove a Committee member for any reason by giving such member ten (10) days' written notice and may thereafter fill any vacancy thus created. The Committee shall represent the Bank in all matters concerning the administration of this Plan; provided however, the final authority for all administrative and operational decisions relating to the Plan remains with the Bank.

6.2 Authority of Plan Administrator. The Plan Administrator shall have full power and authority to adopt rules and regulations for the administration of the Plan, provided they are not inconsistent with the provisions of this Plan, and Section 409A of the Code, to interpret, alter, amend or revoke any rules and regulations so adopted, to enter into contracts on behalf of the Bank with respect to this Agreement, to make discretionary decisions under this Plan, to demand satisfactory proof of the occurrence of any event that is a condition precedent to the commencement of any payment or discharge of any obligation under the Plan, and to perform any and all administrative duties under this Plan.

6.3 Recusal. An individual serving as Plan Administrator may be eligible to participate in the Plan, but such person shall not be entitled to participate in discretionary decisions under Article 7 relating to such person's own interests in the Plan.

6.4 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Bank.

6.5 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

6.6 Indemnity of Plan Administrator. The Bank shall indemnify and hold harmless the Plan Administrator and its agents against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct by the Plan Administrator.

6.7 Bank Information. To enable the Plan Administrator to perform its functions, the Bank shall supply full and timely information to the Plan Administrator on all matters relating to the date and circumstances of any event triggering a benefit hereunder.

6.8 Annual Statement. The Plan Administrator shall provide to the Bank, on the schedule set forth in the Administrative Services Contract, a statement setting forth the benefits to be distributed under this Agreement.

Article 7
Claims and Review Procedures

7.1 Claims Procedure. An Executive or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be distributed shall make a claim for such benefits as follows:

7.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Plan Administrator a written claim for the benefits.

7.1.2 Timing of Plan Administrator Response. The Plan Administrator shall respond to such claimant within 90 days after receiving the claim. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional 90 days by notifying the claimant in writing, prior to the end of the initial 90-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

7.1.3 Notice of Decision. If the Plan Administrator denies part or all of the claim, the Plan Administrator shall notify the claimant in writing of such denial. The Plan Administrator shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

7.2 Review Procedure. If the Plan Administrator denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Plan Administrator of the denial, as follows:

7.2.1 Initiation – Written Request. To initiate the review, the claimant, within 60 days after receiving the Plan Administrator's notice of denial, must file with the Plan Administrator a written request for review.

7.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Plan Administrator shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

7.2.3 Considerations on Review. In considering the review, the Plan Administrator shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

7.2.4 Timing of Plan Administrator Response. The Plan Administrator shall respond in writing to such claimant within 60 days after receiving the request for review. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional 60 days by notifying the claimant in writing, prior to the end of the initial 60-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

7.2.5 Notice of Decision. The Plan Administrator shall notify the claimant in writing of its decision on review. The Plan Administrator shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and
(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 8
Amendments and Termination

8.1 This Agreement may be amended or terminated only by the mutual written consent of the Bank and the Executive.

8.2 Subsequent Changes to Time and Form of Payment. The Bank may permit a subsequent change to the time and form of benefit distributions. Any such change shall be considered made only when it becomes irrevocable under the terms of the Agreement. Any change will be considered irrevocable not later than thirty (30) days following acceptance of the change by the Plan Administrator, subject to the following rules:

(1) the subsequent deferral election may not take effect until at least twelve (12) months after the date on which the election is made;
(2) the payment (except in the case of death, disability, or unforeseeable emergency) upon which the subsequent deferral election is made is deferred for a period of not less than five (5) years from the date such payment would otherwise have been paid; and
(3) in the case of a payment made at a specified time, the election must be made not less than twelve (12) months before the date the payment is scheduled to be paid.

Article 9
Miscellaneous

9.1 Binding Effect. This Agreement shall bind the Executive and the Bank, and their beneficiaries, survivors, executors, administrators and transferees.

9.2 No Guarantee of Employment. This Agreement is not a contract for employment. It does not give the Executive the right to remain as an employee of the Bank, nor does it interfere with the Bank's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

9.3 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

9.4 Tax Withholding. The Bank shall withhold any taxes that are required to be withheld from the benefits provided under this Agreement. The Executive acknowledges that the Bank's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies).

9.5 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the state where the Bank's primary corporate headquarters is located, except to the extent preempted by the laws of the United States of America.

9.6 Unfunded Arrangement. The Executive is a general unsecured creditor of the Bank for the distribution of benefits under this Agreement. The benefits represent the mere promise by the Bank to distribute such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life or other informal funding asset is a general asset of the Bank to which the Executive has no preferred or secured claim.

9.7 Reorganization. The Bank shall not merge or consolidate into or with another bank, or reorganize, or sell substantially all of its assets to another bank, firm, or person unless such succeeding or continuing bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event, the term "Bank" as used in this Agreement shall be deemed to refer to the successor or survivor bank.

9.8 Entire Agreement. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

9.9 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

9.10 Alternative Action. In the event it shall become impossible for the Bank or the Plan Administrator to perform any act required by this Agreement, the Bank or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Bank.

9.11 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

9.12 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

9.13 Notice. Any notice or filing required or permitted to be given to the Bank or Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

____
____
____

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Executive.

9.14 Opportunity to Consult with Independent Advisors. The Executive acknowledges that he has been afforded the opportunity to consult with independent advisors of his choosing including, without limitation, accountants or tax advisors and counsel regarding both the benefits granted to him under the terms of this Agreement and the (i) terms and conditions which may affect the Executive's right to these benefits, and (ii) personal tax effects of such benefits including, without limitation, the effects of any federal or state taxes, Section 280G of the Code, Section 409A of the Code, and any other taxes, costs, expenses or liabilities whatsoever related to such benefits, which in any of the foregoing instances the Executive acknowledges and agrees shall be the sole responsibility of the Executive notwithstanding any other term or provision of this Agreement. The Executive further acknowledges and agrees that the Bank shall have no liability whatsoever related to any such personal tax effects or other personal costs, expenses, or liabilities applicable to the Executive and further specifically waives any right for himself or herself, and his or her heirs, beneficiaries, legal representatives, agents, successor and assign to claim or assert liability on the part of the Bank related to the matters described above in this Section 9.14. The Executive further acknowledges that he has read, understands and consents to all of the terms and conditions of this Agreement, and that he enters into this Agreement with a full understanding of its terms and conditions.

9.15 Restriction on Timing of Distribution. Solely to the extent necessary to avoid penalties under Section 409A, distributions under this Agreement may not commence earlier than six (6) months after a Separation from Service (as described under the "Separation from Service" provision herein) if, pursuant to Internal Revenue Code Section 409A, the participant hereto is considered a "specified employee" of a publicly-traded company. In the event a distribution is delayed pursuant to this Section, the originally scheduled distribution shall be delayed for six (6) months, and shall commence instead on the first day of the seventh month following Separation from Service. If payments are scheduled to be made in installments, the first six (6) months of installment payments shall be delayed, aggregated, and paid instead on the first day of the seventh month, after which all installment payments shall be made on their regular schedule. If payment is scheduled to be made in a lump sum, the lump sum payment shall be delayed for six (6) months and instead be made on the first day of the seventh month.

9.16 Certain Accelerated Payments. The Bank may make any accelerated distribution permissible under Treasury Regulation 1.409A-3(j)(4), provided that such distribution(s) meets the requirements of Section 1.409A-3(j)(4).

IN WITNESS WHEREOF, the Executive and a duly authorized representative of the Bank have signed this Agreement as of the date indicated above.

EXECUTIVE:

Phillip M. McCann

BANK:

THE LYONS NATIONAL BANK

By ______________________

Title President/CEO

EXHIBIT 9.1

(to be filed by amendment)

Exhibit 10.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in the Offering Circular of our report dated March 1, 2012, relating to the consolidated financial statements of Lyons Bancorp, Inc. and subsidiary as of and for the year ended December 31, 2011. We also consent to the reference to our firm under the heading "Experts" in the Offering Circular.

Bonadio & Co., LLP

Syracuse, New York
March 1, 2012

Exhibit 10.2

Consent of Independent Auditors

Lyons Bancorp, Inc.
Lyons, New York

We hereby consent to the inclusion of our report dated March 31, 2011, relating to the consolidated financial statements as of and for the year ended December 31, 2010 appearing in this Offering Circular on Form 1-A.

We also consent to the reference to us under the "Experts" caption in this Offering Circular.

[signature] LLC

Harrisburg, Pennsylvania
March 1, 2012

Exhibit 10.3

CONSENT AND CERTIFICATION BY UNDERWRITER

Northeast Capital and Advisory, Inc.
7 Airport Park Blvd.
Latham, New York 12110

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by Lyons Bancorp, Inc., a New York corporation, pursuant to Regulation A in connection with its proposed offering of its common stock, par value $0.50, to its existing shareholders and to new investors in a supplemental offering.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the offering statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If preliminary offering circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a preliminary offering circular by the undersigned and, if such preliminary offering circular is inaccurate or inadequate in any material respect, to furnish a revised preliminary offering circular or a final offering circular to all such persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Northeast Capital & Advisory, Inc.

Arthur L. Loomis, II, President
Latham, New York
March 2, 2012

EXHIBIT 11.1

(to be filed by amendment)

SIGNATURES

The issuer has caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lyons, State of New York, on this 2nd day of March, 2012.

LYONS BANCORP, INC.

By ______________________
Robert A. Schick
President and Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the date indicated.

By ______________________
Robert A. Schick
Chief Executive Officer, & Director

Date: March 2, 2012

By ______________________
Diana R. Johnson
Chief Financial Officer, & Treasurer

Date: March 2, 2012

By ______________________
David J. Breen, Jr., Director

Date: March 2, 2012

By ______________________
Clair J. Britt, Director

Date: March 2, 2012

By ______________________
Joseph Fragnoli, Director

Date: March 2, 2012

By ______________________
Andrew F. Fredericksen, Director

Date: March 2, 2012

By ______________________
Dale H. Hemminger, Director

Date: March 2, 2012

By ______________________
James A. Homburger, Director

Date: March 2, 2012

By ______________________
Thomas L. Kime, Director

Date: March 2, 2012

By ______________________
Bradley Person, Director

Date: March 2, 2012

By ______________________
James E. Santelli, Director

Date: March 2, 2012

By ______________________
John J. Werner, Jr., Director

March 2, 2012